ALLETE



IN MOTION

2007 Annual Report and Form 10-K

IN MOTION

Dear Shareholder



ALLETE is working its way through one of the busiest periods in our 100+ year corporate history. Major air emissions control projects at two of our Minnesota generating stations are underway. Renewable energy projects are taking shape. Retail stores, offices and residences are under construction on land ALLETE Properties has brought to market in Florida.

With several major mining and processing projects awaiting approval in our northern Minnesota electric service territory, strong energy demand, and a supply of entitled land in desirable Florida locations, ALLETE's future appears bright. Meanwhile, ALLETE's strategic investment in the American Transmission Company continues to grow.

We intend to be a leader in the movement toward renewable energy and cleaner power plants. In our latest resource plan, we stated that Minnesota Power can meet its customers' electric energy needs for the next decade while achieving real reductions in the emission of greenhouse gases. To be out in front on cutting carbon emissions is the right thing to do environmentally. We believe it's also the wisest course from a long-term financial perspective.

We're primed to set in motion the first wind turbines ever to generate commercial power in our northern Minnesota electric service territory. Fittingly, this Taconite Ridge Energy Center lies right in the heart of ALLETE's service territory, on land in Mountain Iron leased from our largest customer, U.S. Steel. Minnesota Power serves not only large mining operations, but also major customers in the papermaking, wood products and pipeline industries. Renewable energy potential is plentiful in our region, not only because of the hydropower we've harnessed for a century and the wind resource we're now developing, but because wood waste from papermaking and logging can provide biomass fuel to generate power. We're also well positioned to purchase clean hydropower from Canadian sources.

ALLETE Properties owns a valuable portfolio of assets in Florida. Essentially all of the ALLETE Properties inventory is already zoned for multiple uses and served by roads and utilities. We believe that construction of retail and residential projects now underway on property we've sold at Town Center and Palm Coast Park creates a momentum for future land sales on adjacent parcels. While real estate is in a down cycle nationally, current market conditions may create opportunities to add to our inventory. Even though it's a question of time when the cycle swings upward, we expect real estate to provide important earnings contributions for years to come.

Creating value for shareholders is uppermost in the minds of ALLETE's board and its management. Our decision to raise the company's common stock dividend by five percent earlier this year underscores our belief that future earnings growth will sustain a strong dividend.

Once again, thanks for your continued support of our company. Your investment is instrumental in moving ALLETE forward.

Sincerely,

Donald Shippar
Chairman, President and Chief Executive Officer

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2007**

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission File No. **1-3548**

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 West Superior Street, Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Stock Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).
Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

The aggregate market value of voting stock held by nonaffiliates on June 29, 2007, was $1,437,610,992.

As of February 1, 2008, there were 30,829,791 shares of ALLETE Common Stock, without par value, outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference in Part III.

Index

Definitions

The following abbreviations or acronyms are used in the text. References in this report to "we," "us" and "our" are to ALLETE, Inc. and its subsidiaries, collectively.

Abbreviation or Acronym	Term
AICPA	American Institute of Certified Public Accountants
ALLETE	ALLETE, Inc.
ALLETE Properties	ALLETE Properties, LLC and its subsidiaries
AFUDC	Allowance for Funds Used During Construction - the cost of both the debt and equity funds used to finance utility plant additions during construction periods
AREA	Arrowhead Regional Emission Abatement
ATC	American Transmission Company LLC
Blandin Paper	UPM, Blandin Paper Mill
BNI Coal	BNI Coal, Ltd.
Boswell	Boswell Energy Center
Company	ALLETE, Inc. and its subsidiaries
Constellation Energy Commodities	Constellation Energy Commodities Group, Inc.
DOC	Minnesota Department of Commerce
DRI	Development of Regional Impact
EITF	Emerging Issues Task Force
Enventis Telecom	Enventis Telecom, Inc.
EPA	Environmental Protection Agency
ESA	Electric Service Agreement
ESOP	Employee Stock Ownership Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Florida Landmark	Florida Landmark Communities, Inc.
Florida Water	Florida Water Services Corporation
Form 8-K	ALLETE Current Report on Form 8-K
Form 10-K	ALLETE Annual Report on Form 10-K
Form 10-Q	ALLETE Quarterly Report on Form 10-Q
FPL Energy	FPL Energy, LLC
FPSC	Florida Public Service Commission
FSP	Financial Accounting Standards Board Staff Position
GAAP	Accounting Principles Generally Accepted in the United States
Heating Degree Days	Measure of the extent to which the average daily temperature is below 65 degrees Fahrenheit, increasing demand for heating
Invest Direct	ALLETE's Direct Stock Purchase and Dividend Reinvestment Plan
IPO	Initial Public Offering
kV	Kilovolt(s)
Laskin	Laskin Energy Center
Manitoba Hydro	Manitoba Hydro Board
MBtu	Million British thermal units
Mesabi Nugget	Mesabi Nugget Delaware, LLC
Minnesota Power	An operating division of ALLETE, Inc.
Minnkota Power	Minnkota Power Cooperative, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
Moody's	Moody's Investors Service, Inc.
MPCA	Minnesota Pollution Control Agency
MPUC	Minnesota Public Utilities Commission

Definitions (Continued)

Abbreviation or Acronym	Term
MW / MWh	Megawatt(s) / Megawatthour(s)
Non-residential	Retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional
NO_X	Nitrogen Oxide
Northwest Airlines	Northwest Airlines, Inc.
Note ___	Note ___ to the consolidated financial statements in this Form 10-K
NPDES	National Pollutant Discharge Elimination System
NYSE	New York Stock Exchange
OAG	Office of the Attorney General
Oliver Wind I	Oliver Wind I Energy Center
Oliver Wind II	Oliver Wind II Energy Center
Palm Coast Park	Palm Coast Park development project in Florida
Palm Coast Park District	Palm Coast Park Community Development District
PolyMet Mining	PolyMet Mining, Inc.
PSCW	Public Service Commission of Wisconsin
PUHCA 1935	Public Utility Holding Company Act of 1935
PUHCA 2005	Public Utility Holding Company Act of 2005
Rainy River Energy	Rainy River Energy Corporation
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards No.
SO_2	Sulfur Dioxide
Square Butte	Square Butte Electric Cooperative
Standard & Poor's	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
SWL&P	Superior Water, Light and Power Company
Taconite Harbor	Taconite Harbor Energy Center
Town Center	Town Center at Palm Coast development project in Florida
Town Center District	Town Center at Palm Coast Community Development District
WDNR	Wisconsin Department of Natural Resources

Safe Harbor Statement
Under the Private Securities Litigation Reform Act of 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in the Annual Report on Form 10-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions, or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties, which are beyond our control and may cause actual results or outcomes to differ materially from those that may be projected. These statements are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically:

- our ability to successfully implement our strategic objectives;
- our ability to manage expansion and integrate acquisitions;
- prevailing governmental policies, regulatory actions, and legislation including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW, and various local and county regulators, and city administrators, allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power, capital investments and other expenses, present or prospective wholesale and retail competition (including but not limited to transmission costs), zoning and permitting of land held for resale and environmental matters;
- the potential impacts of climate change on our Regulated Utility operations;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with laws and policies;
- weather conditions;
- natural disasters and pandemic diseases;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- effects of competition, including competition for retail and wholesale customers;
- changes in the real estate market;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- availability and management of construction materials and skilled construction labor for capital projects;
- unanticipated changes in operating expenses, capital and land development expenditures;
- global and domestic economic conditions;
- our ability to access capital markets and bank financing;
- changes in interest rates and the performance of the financial markets;
- our ability to replace a mature workforce and retain qualified, skilled and experienced personnel; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A under the heading "Risk Factors" beginning on page 22 of this Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by us in this Form 10-K and in our other reports filed with the SEC that attempt to advise interested parties of the factors that may affect our business.

Item 1. Business

ALLETE is a diversified company that has provided fundamental products and services since 1906. These include our former operations in the water, paper, telecommunications and automotive industries and the core **Energy** and **Real Estate** businesses we operate today.

Energy is comprised of Regulated Utility, Nonregulated Energy Operations and Investment in ATC.

- **Regulated Utility** includes retail and wholesale rate regulated electric, natural gas and water services in northeastern Minnesota and northwestern Wisconsin under the jurisdiction of state and federal regulatory authorities.
- **Nonregulated Energy Operations** includes our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales.
- **Investment in ATC** includes our equity ownership interest in ATC.

Real Estate includes our Florida real estate operations.

Other includes our investments in emerging technologies, and earnings on cash and short-term investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2007, unless otherwise indicated. All subsidiaries are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

Year Ended December 31	2007	2006	2005
Consolidated Operating Revenue – Millions	$841.7	$767.1	$737.4
Percentage of Consolidated Operating Revenue			
Regulated Utility	86	83	78
Nonregulated Energy Operations	8	9	16
Real Estate	6	8	6
	100%	100%	100%

For a detailed discussion of results of operations and trends, see Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations. For business segment information, see Notes 1 and 2.

Energy – Regulated Utility

Electric Sales / Customers

Minnesota Power provides regulated utility electric service in northeastern Minnesota to 141,000 retail customers and wholesale electric service to 16 municipalities. SWL&P provides regulated electric service, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (see Item 1 - Regulatory Matters.) In addition to serving residential, commercial and municipal electric needs, a high proportion of our electric sales are to large industrial customers.

Regulated Utility Electric Sales **Year Ended December 31**	**2007**	**%**	**2006**	**%**	**2005**	**%**
Millions of Kilowatthours						
Retail and Municipals						
Residential	1,141	9	1,100	9	1,102	10
Commercial	1,373	11	1,335	10	1,327	11
Industrial	7,054	55	7,206	56	7,130	61
Municipals and Other	1,092	8	990	8	956	8
	10,660	**83**	**10,631**	**83**	**10,515**	**90**
Other Power Suppliers *(a)*	2,157	17	2,153	17	1,142	10
	12,817	**100**	**12,784**	**100**	**11,657**	**100**

(a) Effective January 1, 2006, Taconite Harbor was redirected from Nonregulated Energy Operations to Regulated Utility.

Energy-Regulated Utility (Continued)

Industrial Customers

In 2007, our industrial customers represented 55 percent of total regulated utility kilowatthour sales. Our industrial customers are primarily in the taconite, paper, pulp, wood products and pipeline industries.

Industrial Customer Electric Sales Year Ended December 31	2007	%	2006	%	2005	%
Millions of Kilowatthours						
Taconite Producers	4,408	62	4,517	63	4,558	64
Paper, Pulp and Wood Products	1,613	23	1,689	23	1,623	23
Pipelines	562	8	550	8	480	7
Other Industrial	471	7	450	6	469	6
	7,054	**100**	**7,206**	**100**	**7,130**	**100**

Approximately 60 percent of the ore consumed by integrated steel facilities in the United States originates from six taconite customers of Minnesota Power. Taconite, an iron-bearing rock of relatively low iron content that is abundantly available in Minnesota, is an important domestic source of raw material for the steel industry. Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and agglomerate and pelletize the iron particles into taconite pellets. Strong worldwide steel demand, driven largely by extensive infrastructure development in China, has resulted in very robust world iron ore demand and steel pricing. This globalization of demand has positively impacted Minnesota taconite producers. With the exception of short-term production curtailments at two taconite plants, our taconite customers operated at maximum production levels in 2007. Annual taconite production in Minnesota was 39 million tons in 2007 (40 million tons in 2006 and 41 million tons in 2005) and it is estimated that it will be 41.5 million tons in 2008. An 800,000 ton per year expansion at Cleveland Cliffs' Northshore taconite facility is expected to be completed in April 2008, contributing to the expected increased production. It is expected that throughout 2008, Minnesota taconite producers will remain in a strong competitive position due to the strength of the world steel industry and their efficiency of production.

In addition to serving the taconite industry, Minnesota Power also serves a number of customers in the paper, pulp and wood products industry. In total, we serve four major paper and pulp mills directly and one paper mill indirectly by providing wholesale service to the retail provider of the mill. Minnesota Power also serves four wood products manufacturers. In 2007, approximately 90 percent of our revenue from this industry sector came from the paper and pulp producers, and 10 percent came from the wood products customers.

Minnesota Power's paper and pulp customers ran at, or very near, full capacity in 2007 despite the fact that the industry continued to face high fiber, chemical and energy costs as well as competition from exports in certain grades of paper products. Minnesota Power's customers benefited from the temporary or permanent idling of capacity both in North America at mills other than those served by Minnesota Power and the idling of capacity in Europe, as well as from the strength of the Canadian dollar and the Euro which has reduced imports both from Canada and Europe. Our wood products customers ran at reduced capacity levels, and two facilities were indefinitely idled due to the decreased number of new housing starts, a resultant declining demand and pricing for their products. One of the idled facilities was down for all of 2007 while another was idled during the last quarter of 2007.

The pipeline industry is the third key industrial segment served by Minnesota Power with services provided to two crude oil pipelines and one refinery. These customers have a common reliance on the importation of Canadian crude oil. After near capacity operation in 2006 and 2007, both pipeline operators are executing expansion plans to transport newly developed Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast.

Large Power Customer Contracts. Minnesota Power has large power customer contracts with 12 customers (Large Power Customers), 11 of which require 10 MW or more of generating capacity and one that requires at least 8 MW of generating capacity. Large Power Customers consist of five taconite producers, four paper and pulp mills, two pipeline companies and one manufacturer.

Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. (See Minimum Revenue and Demand Under Contract table below.) In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. Most contracts allow customers to establish the level of megawatts subject to a demand charge on a biannual (power pool season) or four-month basis and require that a portion of their megawatt needs be committed on a take-or-pay basis for at least a portion of the agreement. In addition to the demand charge, each Large Power Customer is billed an energy charge for each kilowatthour used that recovers the variable costs incurred in generating electricity. Six of the Large Power Customers have interruptible service for a portion of their needs, which provides a discounted demand rate and energy priced at Minnesota Power's incremental cost after serving all firm power obligations. Minnesota Power also provides incremental production service for customer demand levels above the contractual take-or-pay levels. There is no demand charge for this service and energy is priced at an increment above Minnesota Power's cost. Incremental production service is interruptible.

All contracts with Large Power Customers continue past the contract termination date unless the required advance notice of cancellation has been given. The advance notice of cancellation varies from one to four years. Such contracts minimize the impact on earnings that otherwise would result from significant reductions in kilowatthour sales to such customers. Large Power Customers are required to take all of their purchased electric service requirements from Minnesota Power for the duration of their contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the same regulatory process governing all retail electric rates. (See Regulatory Matters – Electric Rates.)

Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates. The customers receive estimated bills based on Minnesota Power's prediction of the customer's energy usage, forecasted energy prices and fuel clause adjustment estimates. Minnesota Power's five taconite-producing Large Power Customers have generally predictable energy usage on a week-to-week basis, which makes the variance between the estimated usage and actual usage small. Taconite-producing Large Power Customers subject to weekly billings receive interest on the money paid to Minnesota Power within the billing cycle.

Minimum Revenue and Demand Under Contract As of February 1, 2008	**Minimum Annual Demand Revenue** *(a,b)*	**Monthly Megawatts**
2008	$64.1 million	401
2009	$27.5 million	154
2010	$25.5 million	148
2011	$25.3 million	148
2012	$15.6 million	88

(a) Based on past experience, we believe revenue from our Large Power Customers will be substantially in excess of the minimum contract amounts. For example, in our 2006 Form 10-K we stated that 2007 minimum annual revenue demand from these Large Power Customers would be $62.5 million. Actual 2007 demand revenue from these Large Power Customers was $118.7 million.

(b) Although several contracts have a feature that allows demand to go to zero after a two-year advance notice of a permanent closure, this minimum revenue summary does not reflect this occurrence happening in the forecasted period because we believe it is unlikely.

Energy–Regulated Utility (Continued)

Contract Status for Minnesota Power Large Power Customers
As of February 1, 2008

Customer	Industry	Location	Ownership	Earliest Termination Date
Hibbing Taconite Co. *(a)*	Taconite	Hibbing, MN	62.3% Mittal Steel USA Inc. 23% Cleveland-Cliffs Inc 14.7% United States Steel (USS)	February 29, 2012
ArcelorMittal USA – Minorca Mine	Taconite	Virginia, MN	ArcelorMittal USA Inc.	December 31, 2013
United States Steel Corporation (USS) Minntac	Taconite	Mt. Iron, MN	USS	October 31, 2014
USS Keewatin Taconite	Taconite	Keewatin, MN	USS	October 31, 2014
United Taconite LLC *(a)*	Taconite	Eveleth, MN	70% Cleveland-Cliffs Inc 30% Laiwu Steel Group	February 29, 2012
UPM, Blandin Paper Mill *(a)*	Paper	Grand Rapids, MN	UPM-Kymmene Corporation	February 29, 2012
Boise White Paper, LLC *(b)*	Paper	International Falls, MN	Madison Dearborn Partnership	February 28, 2009
Sappi Cloquet LLC *(a)*	Paper	Cloquet, MN	Sappi Limited	February 29, 2012
NewPage Corporation – Duluth Mills	Paper and Pulp	Duluth, MN	NewPage Corporation	August 31, 2013
USG Interiors, Inc. *(b)*	Manufacturer	Cloquet, MN	USG Corporation	February 28, 2009
Enbridge Energy Company, Limited Partnership *(b)*	Pipeline	Deer River, MN Floodwood, MN	Enbridge Energy Company, Limited Partnership	February 28, 2009
Minnesota Pipeline Company *(b)*	Pipeline	Staples, MN Little Falls, MN Park Rapids, MN	60% Koch Pipeline Co. L.P. 40% Marathon Ashland Petroleum LLC	February 28, 2009

(a) *The contract will terminate four years from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is February 29, 2012.*

(b) *The contract will terminate one year from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is February 28, 2009.*

Energy–Regulated Utility (Continued)

Power Supply

In order to meet our customer's electric requirements, we utilize a mix of Company generation and purchased power. The Company's generation is primarily coal fired, but also includes approximately 115 MWs of hydro generation from ten hydro stations in Minnesota. Purchased power is made up of long–term power purchase agreements and market purchases. The following table reflects the Company's generating capabilities and total electrical requirements as of December 31, 2007. Minnesota Power had an annual net peak load of 1,614 MW on July 30, 2007.

Regulated Utility Power Supply	Unit No.	Year Installed	Net Winter Capability	For the Year Ended December 31, 2007 Electric Requirements	
			MW	MWh	%
Coal-Fired					
Boswell Energy Center	1	1958	69		
in Cohasset, MN	2	1960	69		
	3	1973	350		
	4	1980	429		
			917	6,005,520	45.7%
Laskin Energy Center	1	1953	55		
in Hoyt Lakes, MN	2	1953	54		
			109	591,499	4.5
Taconite Harbor Energy Center	1, 2 & 3	1957, 1957			
in Taconite Harbor, MN		1967	220	1,491,457	11.4
Total Coal			1,246	8,088,476	61.6
Purchased Steam					
Hibbard Energy Center in Duluth, MN	3 & 4	1949, 1951	47	53,354	0.4
Hydro					
Group consisting of ten stations in MN	Various		115	428,153	3.3
Total Company Generation			1,408	8,569,983	65.3
Long Term Purchased Power					
Square Butte burns lignite coal near Center, ND			273	1,533,186	11.7
Wind – Oliver County, ND *(a)*			20	203,675	1.5
Total Long Term Purchased Power			293	1,736,861	13.2
Other Purchased Power – Net *(b)*			–	2,819,715	21.5
Total Purchased Power			293	4,556,576	34.7
Total			1,701	13,126,559	100.0%

(a) The nameplate capacity of Oliver Wind I Energy Center is 50-MWs and 48-MWs for the Oliver Wind II Energy Center. The capacity reflected in the table is actual accredited capacity of the facility. Accredited capacity is the amount of net generating capability associated with the facility for which capacity credit may be obtained under applicable Mid-Continent Area Power Pool (MAPP) rules.

(b) Includes short term market purchases in the MISO market and from other power suppliers.

Fuel. Minnesota Power purchases low-sulfur, sub-bituminous coal from the Powder River Basin coal region located in Montana and Wyoming. Coal consumption in 2007 for electric generation at Minnesota Power's coal-fired generating stations was approximately 4.9 million tons. As of December 31, 2007, Minnesota Power had a coal inventory of about 922,000 tons. Of Minnesota Power's primary coal supply agreements, one agreement extends through 2011, one extends through 2009, and one has an initial term expiring at the end of 2008. Under these agreements, Minnesota Power has the tonnage flexibility to procure 70 percent to 100 percent of its total coal requirements. In 2008, Minnesota Power expects to obtain coal under these coal supply agreements and in the spot market. This diversity in coal supply options allows Minnesota Power to manage market price and supply risk and to take advantage of favorable spot market prices. Minnesota Power continues to explore future coal supply options. We believe that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.

In 2001, Minnesota Power and Burlington Northern Santa Fe Railway Company (BNSF) entered into a long-term agreement under which BNSF transports all of Minnesota Power's coal by unit train from the Powder River Basin directly to Minnesota Power's generating facilities or to a designated interconnection point. Minnesota Power also has agreements with an affiliate of the Canadian National Railway and Midwest Energy Resources Company to transport coal from the BNSF interconnection point to certain Minnesota Power facilities.

Energy–Regulated Utility (Continued)
Power Supply (Continued)

On January 24, 2008, we received a letter from BNSF alleging the Company defaulted on a material obligation under the Company's Coal Transportation Agreement (CTA). In the notice, BNSF claimed Minnesota Power underpaid approximately $1.6 million for coal transportation services in 2006 and that failure to pay such amount plus interest within 60 days may result in BNSF's termination of the CTA. We believe we do not owe the amount claimed, and that BNSF's claims are wholly without merit. We intend to vigorously defend our position in this dispute.

Coal Delivered to Minnesota Power Year Ended December 31	2007	2006	2005
Average Price per Ton	$21.78	$20.19	$19.76
Average Price per MBtu	$1.20	$1.10	$1.08

The Square Butte generating unit operated by Minnkota Power burns North Dakota lignite coal supplied by BNI Coal in accordance with the terms of a contract that extends through 2026. Square Butte's cost of lignite burned in 2007 was approximately $1.09 per MBtu. The lignite acreage that has been dedicated to Square Butte by BNI Coal is located on lands essentially all of which are under private control and presently leased by BNI Coal. This lignite supply is sufficient to provide fuel for the anticipated useful life of the generating unit.

Long Term Purchased Power. Minnesota Power has contracts to purchase capacity and energy from various entities. The largest contract is with Square Butte. Under an agreement with Square Butte expiring at the end of 2026, Minnesota Power is currently entitled to approximately 55 percent (50 percent in 2009 and thereafter) of the output of a 455-MW coal-fired generating unit located near Center, North Dakota. (See Note 8.)

In December 2006, we began purchasing the output from a 50-MW wind facility, Oliver Wind I, located in North Dakota, under a 25-year power purchase agreement with an affiliate of FPL Energy.

In May 2007, the MPUC approved a second 25-year wind power purchase agreement to purchase an additional 48 MW of wind energy from Oliver Wind II, an expansion of Oliver Wind I located in North Dakota. The MPUC also allowed immediate cost recovery for associated transmission upgrades. In November 2007, Oliver Wind II became operational and we began purchasing the output from the 48-MW wind facility.

On May 11, 2007, the MPUC approved a 50-MW power purchase agreement between Minnesota Power and Manitoba Hydro from May 2009 through April 2015.

Transmission and Distribution

We have electric transmission and distribution lines of 500 kV (8 miles), 230 kV (605 miles), 161 kV (43 miles), 138 kV (129 miles), 115 kV (1,203 miles) and less than 115 kV (6,347 miles). We own and operate 170 substations with a total capacity of 9,586 megavoltamperes. Some of our transmission and distribution lines interconnect with other utilities.

Properties

We own office and service buildings, an energy control center, repair shops, and lease offices and storerooms in various localities. Substantially all of our electric plant is subject to mortgages, which collateralize the outstanding first mortgage bonds of Minnesota Power and SWL&P. Generally, we hold fee interest in our real properties subject only to the lien of the mortgages. Most of our electric lines are located on land not owned in fee, but are covered by appropriate easement rights or by necessary permits from governmental authorities. Wisconsin Public Power, Inc. (WPPI) owns 20 percent of Boswell Unit 4. WPPI has the right to use our transmission line facilities to transport its share of Boswell generation. (See Note 4.)

Regulatory Matters

We are subject to the jurisdiction of various regulatory authorities. The MPUC has regulatory authority over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of securities and other matters. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce and certain accounting and record-keeping practices. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas and water by SWL&P. The MPUC, FERC and PSCW had regulatory authority over 58 percent, 10 percent and 8 percent, respectively, of our 2007 consolidated operating revenue.

Electric Rates. Minnesota Power has historically designed its electric service rates based on cost of service studies under which allocations are made to the various classes of customers. Nearly all retail sales include billing adjustment clauses, which adjust electric service rates for changes in the cost of fuel and purchased energy, recovery of current and deferred conservation improvement program expenditures and recovery of certain environmental and renewable expenditures.

Information published by the Edison Electric Institute ("Typical Bills and Average Rates Report – Summer 2007" and "Rankings – July 1, 2007") ranked Minnesota Power as having the ninth lowest average retail rates out of 177 investor-owned utilities in the United States. We had the lowest rates in Minnesota and in the region consisting of Iowa, Kansas, Minnesota, Missouri, North Dakota, South Dakota and Wisconsin.

Minnesota Power requires that all large industrial and commercial customers under contract specify the date when power is first required. Thereafter, the customer is generally billed monthly for at least the minimum power for which they contracted. These conditions are part of all contracts covering power to be supplied to new large industrial and commercial customers and to current customers as their contracts expire or are amended. All rates and other contract terms are subject to approval by appropriate regulatory authorities.

Federal Energy Regulatory Commission. The FERC has jurisdiction over our wholesale electric service and operations. Minnesota Power's hydroelectric facilities, which are located in Minnesota, are also licensed by the FERC.

In August 2005, the Energy Policy Act of 2005 (EPAct 2005) was signed into law, which repealed PUHCA 1935 and enacted PUHCA 2005. PUHCA 2005 gives FERC certain authority over books and records of public utility holding companies and their affiliates. It also addresses FERC review and authorization of the allocation of costs for non-power goods, or administrative or management services when requested by a holding company system or state commission. In addition, EPAct 2005 directs the FERC to issue certain rules addressing electricity reliability, investment in energy infrastructure, fuel diversity for electric generation, promotion of energy efficiency and wise energy use. The FERC is currently in the process of implementing EPAct 2005. These include (among others):

- rulemaking for long-term transmission rights;
- dockets pertaining to the development and certification of electric reliability organizations, including delegated authority to regional entities for proposing and enforcing reliability standards;
- rules specifying the form of applications for federal construction permits to be issued in the exercise of federal backstop siting authority for transmission projects;
- rulemaking requiring unregulated transmitting utilities to provide open access to their transmission systems;
- various rulemakings regarding the consideration of merger applications under the revised Federal Power Act Section 203;
- a U.S. Department of Energy study/report on the benefits of economic dispatch and a report on recommendations of regional joint boards that considered economic dispatch;
- rulemaking to facilitate transmission market transparency; and
- the energy market manipulation rulemaking.

We continue to monitor FERC activity in these and other proceedings.

On December 28, 2007, we submitted a filing with the FERC seeking to increase electric rates for our wholesale customers. On February 8, 2008, the FERC approved our wholesale rate filing. Our wholesale customers consist of 16 municipalities in Minnesota and two private utilities in Wisconsin, including SWL&P. The FERC authorized an average 10 percent increase for wholesale municipal customers, a 12.5 percent increase for SWL&P, and an overall return on equity of 11.25 percent. The rate increase will go into effect on March 1, 2008, and on an annualized basis, the filing will generate approximately $7.5 million in additional revenue.

Municipal and Wholesale Customers. Minnesota Power has contracts with 16 Minnesota municipalities receiving wholesale electric service. One contract expires April 2008 (31,000 MWh purchased in 2007), while the other 15 are for service through at least January 2011. In 2007, these municipal customers purchased 893,000 MWh from Minnesota Power. Minnesota Power also has a contract for wholesale service with Dahlberg Light & Power Company (Dahlberg) in Wisconsin. Dahlberg purchased 115,000 MWh in 2007.

Midwest Independent Transmission System Operator, Inc. (MISO). Minnesota Power and SWL&P are members of MISO. Minnesota Power and SWL&P retain ownership of their respective transmission assets and control area functions, but their transmission network is under the regional operational control of MISO, and they take and provide transmission service under MISO open access transmission tariff. MISO continues its efforts to standardize rates, terms and conditions of transmission service over its broad region, encompassing all or parts of 15 states and one Canadian province, and over 100,000 MW of generating capacity.

Mid-Continent Area Power Pool (MAPP). Minnesota Power also participates in MAPP, a power pool operating in parts of eight states in the Upper Midwest and in two Canadian provinces. MAPP functions include a regional transmission committee and a generation reserve-sharing pool. Minnesota Power is also a member of the Midwest Reliability Organization that was established as a regional reliability council within the North American Electric Reliability Council on January 1, 2005.

Minnesota Public Utilities Commission. Minnesota Power's retail rates are based on a 1994 MPUC retail rate order that allows for an 11.6 percent return on common equity dedicated to utility plant. Minnesota Power may file a request to increase rates for its retail utility operations in mid-2008. Retail rates are being adjusted without a rate proceeding to reflect recovery of costs related to the AREA Plan, the Boswell 3 Environmental Improvement Plan (see AREA and Boswell Unit 3 Emission Reduction Plans), transmission investments and renewable investments.

Integrated Resource Plan. On October 31, 2007, Minnesota Power filed its Integrated Resource Plan (IRP), a comprehensive estimate of future capacity needs within the Minnesota Power service territory. Minnesota Power believes it can meet the estimated future customer demand for the next decade while achieving real reductions in the emission of greenhouse gases (primarily carbon dioxide).

Minnesota Power plans to meet expected loads through approximately 2020 by adding a significant amount of renewable generation and some supporting peaking generation. We do not plan to add new coal generation or enter into long-term power purchase agreements from coal-based generation resources without a greenhouse gas solution. We plan to add 300 to 500 megawatts of carbon-minimizing renewable energy to our generation mix. Besides the additional generation from renewable sources, Minnesota Power anticipates future supply will come from a combination of sources, including:

- "As-needed" peaking and intermediate generation facilities;
- Expiration of wholesale contracts presently in place;
- Short-term market purchases;
- Improved efficiency of existing generation and power delivery assets; and
- Expanded conservation and demand-side management initiatives.

We do not anticipate the need for new base load system generation within the Minnesota Power service territory through approximately 2020, and we project a one percent average annual growth in electric usage from our existing customers over that time frame.

Large Power Contracts. In 2006, a contract for approximately 70 MW was executed with PolyMet Mining, a new customer planning to start a copper, nickel and precious metals (non-ferrous) mining operation in late 2008. If PolyMet Mining receives all necessary environmental permits and achieves start-up, the contract will be fully implemented and would run through at least 2018. In April 2007, the MPUC approved our contract with PolyMet Mining.

In June 2007, a contract was executed with Mesabi Nugget, a company currently constructing an iron nugget facility near Hoyt Lakes, Minnesota. Iron nuggets, which typically consist of more than 94 percent iron (compared to taconite pellets at 63-65 percent iron), are ideal in meeting the requirements of electric-arc furnaces producing steel. On February 7, 2008, the MPUC held a hearing on the contract and adopted a motion approving the contract, subject to the issuance of a written order. Mesabi Nugget has received all necessary permits to begin construction and operations in 2008 and would be a 15 MW customer with the potential for further load growth. The Mesabi Nugget contract would run through at least 2017.

A new contract with Blandin Paper was approved by the MPUC on February 4, 2008. The new contract carries forward the same contract term, cancellation provision and take-or-pay provisions of the prior contract and only changed the demand nomination feature.

In February 2008, United States Steel announced its intent to restart a pellet line at its Keewatin Taconite processing facility. This pellet line, which has been idled since 1980, would be restarted and updated as part of a $300 million investment. It is anticipated that this will bring approximately 3.6 million tons of additional pellet making capability to Northeastern Minnesota by 2011, pending successful approval of environmental permitting.

AREA and Boswell Unit 3 Emission Reduction Plans. In May 2006, the MPUC approved our filing for current cost recovery of expenditures to reduce emissions to meet pending federal requirements at Taconite Harbor and Laskin under the AREA Plan. The AREA Plan approval allows Minnesota Power to recover Minnesota jurisdictional costs for SO_2, NO_X and mercury emission reductions made at these facilities without a rate proceeding. Current cost recovery from retail customers which include a return on investment and recovery of incremental expense. The AREA Plan is expected to significantly reduce emissions from Taconite Harbor and Laskin, while maintaining a reliable and reasonably-priced energy supply to meet the needs of our customers. We believe that control and abatement technologies applicable to these plants have matured to the point where further significant air emission reductions can be attained in a relatively cost-effective manner. Cost recovery filings are required to be made 90 days prior to the anticipated in-service date for the equipment at each unit, with rate recovery beginning the month following the in-service date.

Minnesota Power has completed installation of new equipment at Laskin and current cost recovery of AREA Plan costs has begun. The first of three Taconite Harbor unit installations was completed and placed back in-service in June 2007, with current cost recovery began in July 2007. We anticipate cost recovery on the other Taconite Harbor units once work is completed and the units have been placed back in service, which is expected in late 2008. As of December 31, 2007, we have spent $36 million of the anticipated $60 million in AREA Plan expenditures.

In May 2006, Minnesota Power announced plans to make emission reduction investments at our Boswell Unit 3 generating unit. Plans include reductions of particulate, SO_2, NO_X and mercury emissions to meet pending federal and state requirements. In late March 2007, the Boswell Unit 3 project received the necessary construction permits. On October 26, 2007, the MPUC issued a written order approving Minnesota Power's petition for current cost recovery for the Boswell Unit 3 emission reduction plan with some minor modifications and additional reporting requirements. MPUC approval authorized a cash return on construction work in progress during the construction phase in lieu of AFUDC-Equity and allows for a return on investment and current cost recovery of incremental expenses once the unit is placed into service in late 2009. On December 26, 2007, the MPUC approved Boswell Unit 3's rate adjustment for 2008. As of December 31, 2007, we have spent $89 million of the anticipated $200 million in Boswell Unit 3 emission reduction plan expenditures.

Conservation Improvement Program (CIP). Minnesota requires electric utilities to spend a minimum of 1.5 percent of gross operating revenues from service provided in the state on energy CIP's each year. These investments are recovered from retail customers through a billing adjustment and amounts included in retail base rates. The MPUC allows utilities to accumulate, in a deferred account for future cost recovery, all CIP expenditures, as well as a carrying charge on the deferred account balance. The Next Generation Energy Act of 2007 introduced, in addition to minimum spending requirements, an energy-saving goal of 1.5 percent of gross annual retail electric energy sales by 2010. In May 2007, an abbreviated filing was submitted and subsequently approved by the MPUC, allowing the continuation of Minnesota Power's 2006-2007 CIP biennial and related goals for one additional year, through 2008. For future program years, Minnesota Power will build upon current successful CIP's in an effort to meet the newly established 1.5 percent energy-saving goal. Minnesota Power's CIP investment goal was $3.2 million for 2007 ($3.2 million for 2006 and 2005), with actual spending of $3.9 million in 2007 ($3.8 million in 2006; $3.6 million in 2005).

Public Service Commission of Wisconsin. SWL&P's current retail rates are based on a December 2006 PSCW retail rate order that became effective January 1, 2007, and allows for an 11.1 percent return on common equity. Current rates reflect a 2.8 percent average increase in retail utility rates for SWL&P customers (a 2.8 percent increase in electric rates, a 1.4 percent increase in natural gas rates and an 8.6 percent increase in water rates). SWL&P originally requested an average increase in retail utility rates of 5.2 percent in its 2006 application. The approved rates were lower than originally requested due to the subsequent removal of costs for a new water tower and electric substation from the original request. Both of these projects are now estimated to be in service in late 2008 because of delays in obtaining all the necessary construction approvals. SWL&P anticipates filing for another rate increase request in 2008 that would go into effect in 2009. Previously, SWL&P's retail rates were based on a 2005 PSCW retail order that allowed for an 11.7 percent return on common equity.

Minnesota Legislation

Renewable Energy. In February 2007, Minnesota enacted a law requiring Minnesota Power to generate or procure 25 percent of our energy through renewable energy sources by 2025. The legislation also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. The legislation allows the MPUC to modify or delay a standard obligation if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a standard, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. Minnesota Power was developing and making renewable supply additions as part of its generation planning strategy prior to this legislation and this activity continues. Minnesota Power believes it will meet the requirements of this legislation.

Greenhouse Gas Reduction. In 2007, Minnesota passed legislation establishing non-binding targets for carbon dioxide reductions. This legislation establishes a goal of reducing statewide greenhouse gas (GHG) emissions across all sectors reducing those emissions to a level at least 15 percent below 2005 levels by 2015, at least 30 percent below 2005 levels by 2025, and at least 80 percent below 2005 levels by 2050. Minnesota is also participating in the Midwestern Greenhouse Gas Accord, a regional effort to develop a multi-state approach to GHG emission reductions.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Competition

We believe the overall impact of the EPAct 2005 on the electric utility industry has been positive and are continuing to evaluate the effects on our business as this legislation is being implemented. This federal legislation is designed to bring more certainty to energy markets in which ALLETE participates, as well as to provide investment incentives for energy efficiency, energy infrastructure (such as electric transmission lines) and energy production. The FERC has the responsibility of implementing numerous new standards as a result of the promulgation of the EPAct 2005. To date the FERC's regulatory efforts under the EPAct 2005 appear to be generally positive for the utility industry. The PUHCA 1935 repeal may also allow an acceleration of merger activity, as well as spawn moves by state regulators to adopt PUHCA-like regulations, although both events are speculative and difficult to predict. We cannot predict the timing or substance of any future legislation or regulation.

Franchises

Minnesota Power holds franchises to construct and maintain an electric distribution and transmission system in 91 cities and towns located within its electric service territory. SWL&P holds similar franchises for electric, natural gas and/or water systems in 15 cities and towns within its service territory. The remaining cities and towns served do not require a franchise to operate within their boundaries. Our exclusive service territories are established by state regulatory agencies.

Energy – Nonregulated Energy Operations

ALLETE's nonregulated energy operations include our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales.

BNI Coal operates a lignite mine in North Dakota. BNI Coal is a low-cost supplier of lignite in North Dakota, producing about 4 million tons annually. Two electric generating cooperatives, Minnkota Power and Square Butte, presently consume virtually all of BNI Coal's production of lignite under cost-plus a fixed-fee coal supply agreements extending through 2026. (See Item 1 - Fuel and Note 8.) The mining process disturbs and reclaims approximately 210 acres per year. Laws require that the reclaimed land be at least as productive as it was prior to mining. The average cost to reclaim one acre of land is about $15,000, however, it could be as high as $30,000. Reclamation costs are included in the cost of coal passed through to customers. With lignite reserves of an estimated 600 million tons, BNI Coal has ample capacity to expand production.

Nonregulated generation consists of approximately 50 MW of generation. In 2007, we sold 0.2 million MWh of nonregulated generation (0.2 million in 2006; 1.5 million in 2005). Effective January 1, 2006, Taconite Harbor was redirected from our Nonregulated Energy Operations segment to our Regulated Utility segment in accordance with an update to the Company's 2004 Resource Plan, as approved by the MPUC.

Nonregulated Power Supply	Unit No.	Year Installed	Year Acquired	Net Capability
				MW
Steam				
Wood-Fired *(a)*				
Cloquet Energy Center in Cloquet, MN	5	2001	2001	22
Rapids Energy Center *(b)* in Grand Rapids, MN	6 & 7	1969, 1980	2000	29
Hydro				
Conventional Run-of-River				
Rapids Energy Center *(b)* in Grand Rapids, MN	4 & 5	1917	2000	1

(a) Supplemented by coal.
(b) The net generation is primarily dedicated to the needs of one customer.

Energy – Nonregulated Energy Operations (Continued)

Taconite Harbor. Taconite Harbor facility has operated as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, the Taconite Harbor facility was operated as nonregulated generation facility. (See Energy – Regulated Utility – Minnesota Public Utilities Commission.)

Rainy River Energy has been engaged in the acquisition and development of nonregulated generation and wholesale power marketing. (See Note 10.)

Rainy River Energy Corporation - Wisconsin continues to study the feasibility of the construction of a natural gas-fired electric generating facility in northwestern Wisconsin.

Minnesota Land. We have about 15,000 acres of land in northern Minnesota, available for sale. We acquired the land in 2001 when we purchased Taconite Harbor from LTV Steel Mining Co.

Energy – Investment in ATC

At December 31, 2007, we had an approximate 8 percent ownership interest in ATC. ATC is a Wisconsin-based public utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. (See Note 6.) Our Wisconsin subsidiary, Rainy River Energy Corporation - Wisconsin, has invested $60 million in ATC.

Real Estate

ALLETE Properties is our real estate business that has operated in Florida since 1991. ALLETE Properties acquires real estate portfolios and large land tracts at bulk prices, adds value through entitlements and/or infrastructure improvements, and resells the property over time to developers, end-users and investors. ALLETE Properties is focused on acquiring vacant land in Florida and other parts of the southeast United States. Management at ALLETE Properties uses their business relationships, understanding of real estate markets and expertise in the land development and sales processes to provide revenue and earnings growth opportunities to ALLETE.

ALLETE Properties is headquartered in Fort Myers, Florida, the location of its southwest Florida regional office. We also have a regional office in Palm Coast, Florida, which oversees northeast Florida operations.

Southwest Florida operations consist of land sales and a third-party brokerage business, with limited land development activities. Inventory includes residential and non-residential land located in Lehigh Acres and Cape Coral. The inventory represents the remaining properties acquired in 1991 from the Resolution Trust Corporation and in 1999 from Avatar Properties, Inc. The operation also generates rental income from a 186,000 square foot retail shopping center located in Winter Haven, Florida. The center is anchored by Macy's and Belk's department stores, along with Staples.

Northeast Florida operations focus on land sales and development activities. Development activities involve mainly zoning, permitting, platting and master infrastructure construction. Development costs are financed through a combination of community development district bonds, bank loans and internally-generated funds. Our three major development projects include Town Center at Palm Coast, Palm Coast Park and Ormond Crossings.

Town Center. Town Center, which is located in the city of Palm Coast, is a mixed-use development with a neo-traditional downtown core area. Surrounded by major arterial roads, including Interstate 95, Town Center is adjacent to the Florida Hospital-Flagler, the Flagler County Airport and the Flagler Palm Coast High School. Sites have also been set aside for a new city hall, a community center, an arts and entertainment center, and other public uses. At build-out, Town Center is expected to include approximately 3,200 residential units including lodging rooms and assisted living units, and 3.8 million square feet of various types of non-residential space. Market conditions will determine how quickly Town Center builds out.

Construction of the major infrastructure improvements at Town Center was substantially complete at the end of 2006. Improvements include 3.6 miles of roads, a master storm water management system, underground utilities, street lights, sidewalks, bike paths, and extensive landscaping. To date, our marketing program has targeted a blend of office, retail commercial, residential, mixed-use and institutional project developers. In April 2007, Palm Coast Center, LLC and Target Corporation closed on a 52 acre commercial site and immediately began construction of a 424,000 square foot retail power center. An 85,000 square foot retail center anchored by a Publix grocery store opened in 2007.

Real Estate (Continued)

Pending land sales under contract for properties at Town Center totaled $18.9 million at December 31, 2007. We have the opportunity to receive participation revenue as part of one of these sales contracts.

In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6% Capital Improvement Revenue Bonds, Series 2005, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2036). The bonds were primarily used to pay for the construction of a portion of the major infrastructure improvements at Town Center. (See Note 8.)

Palm Coast Park. Palm Coast Park, which is located in the city of Palm Coast, is a 4,700-acre mixed-use development bisected by a six-mile segment of U.S. Highway 1 about one mile from an existing Interstate 95 interchange and bounded on the west by a Florida East Coast Railroad line. Major infrastructure construction at Palm Coast Park was substantially complete by the end of 2007. At build-out, Palm Coast Park is expected to include approximately 4,000 residential units, 3.2 million square feet of various types of non-residential space and certain public facilities. Market conditions will determine how quickly Palm Coast Park builds out. Land sales at Palm Coast Park commenced in August 2006, and in June 2007, LRCF Palm Coast, LLC (a subsidiary of Lowe Enterprises) closed on the first phase of its Sawmill Creek project.

Pending land sales under contract for properties at Palm Coast Park totaled $31.9 million at December 31, 2007. We have the opportunity to receive participation revenue as part of these sales contracts.

In May 2006, the Palm Coast Park District issued $31.8 million of tax-exempt, 5.7% Special Assessment Bonds, Series 2006, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2037). The bonds were primarily used to pay for the construction of the major infrastructure improvements at Palm Coast Park and to mitigate traffic and environmental impacts. (See Note 8.)

ALLETE Properties is funding certain platting and permitting costs; however, the majority of ongoing and future development costs may be funded by Palm Coast Park District bond proceeds. We anticipate that the Palm Coast Park District will need to issue additional bonds to pay for the development of retail commercial, office and industrial lots.

Ormond Crossings. Ormond Crossings is an approximately 6,000-acre mixed-use development that is located in both the city of Ormond Beach in Volusia County and unincorporated Flagler County. The site is bisected by Interstate 95 and a Florida East Coast Railroad line and is adjacent to the city of Ormond Beach airport. Ormond Crossings has three miles of frontage on the east and west sides of Interstate 95 and will have two main entrances each within a mile from an existing U.S. Highway 1 and Interstate 95 interchange.

Planning, engineering design and permitting of the master infrastructure are ongoing. Density of the residential and non-residential components of the project will be determined based on market and traffic mitigation cost considerations. We estimate the first two phases of Ormond Crossings will include 2,500–3,200 residential units and 2.5–3.5 million square feet of various types of non-residential space.

Ormond Crossings will also include an approximately 2,000 acre regionally significant wetlands mitigation bank that is expected to be fully permitted by the St. Johns River Water Management District and the U.S. Army Corps of Engineers by mid-2009. Wetland mitigation credits will be used at Ormond Crossings and will be available for sale to other developers. Market conditions will determine how quickly Ormond Crossings builds out.

Other Land. In addition to the major development projects, land inventories in Florida include approximately 1,600 acres of other property. Several smaller development projects are under way to plat these properties, add infrastructure, modify and enhance existing entitlements.

Property sale prices may vary depending on location; physical characteristics; parcel size; whether parcels are sold as raw land, partially developed land or individually developed lots; degree and status of entitlement; and whether the land is ultimately purchased for residential or non-residential development. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

Seller Financing

ALLETE Properties sometimes provides seller financing. At December 31, 2007, outstanding finance receivables were $15.3 million, with maturities up to 5 years. These finance receivables accrue interest at market-based rates and are collateralized by the financed properties.

Real Estate (Continued)

Regulation

A substantial portion of our development properties in Florida are subject to federal, state and local regulations, and restrictions that may impose significant costs or limitations on our ability to develop the properties. Much of our property is vacant land and some is located in areas where development may affect the natural habitats of various protected wildlife species or in sensitive environmental areas such as wetlands.

Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (Growth Management Act), which requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive DRI application. The DRI review process includes an evaluation of a project's impact on the environment, infrastructure and government services, and requires the involvement of numerous state and local environmental, zoning and community development agencies. Compliance with the Growth Management Act and the DRI process is usually lengthy and costly.

Competition

The real estate industry is very competitive. Our properties are located in Florida. We are focused on acquiring additional vacant land in Florida and other parts of the southeast United States. This region continues to attract competitive real estate operations at many different levels in the land development pipeline. Competitors include local and out-of-state institutional investors, real estate investment trusts and real estate operators, among others. These competitors, both public and private, compete with us in seeking real estate for acquisition, resources for development and sales to prospective buyers. Consequently, competitive market conditions may influence the timing and profitability of our real estate transactions.

Other

Our Other segment consists of investments in emerging technologies related to the electric utility industry, and earnings on cash and short-term investments.

Emerging Technology Portfolio. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. Since 1985, we have invested in start-up companies, developing technologies that may be utilized by the electric utility industry. We are committed to invest up to an additional $1.0 million in 2008 and do not have plans to make any additional investments. The investments were first made through emerging technology funds (Funds) initiated by other electric utilities and us. Due to the distribution of investments from matured venture capital funds, we also have direct investments in privately-held companies. Companies in the Funds' portfolios may complete IPOs, and the Funds may, in some instances, distribute publicly tradable shares to us. Some restrictions on sales may apply, including, but not limited to, underwriter lock-up periods that typically extend for 180 days following an IPO. (See Note 6.)

Discontinued Operations. In the past three years, we also had business operations in the water and telecommunications industries. (See Note 13.)

Sale of Water Services Businesses. In early 2005, we completed the exit from our Water Services businesses with the sale of our wastewater assets in Georgia.

Sale of Enventis Telecom. In December 2005, we sold all the stock of our telecommunications subsidiary, Enventis Telecom for $35.5 million. The transaction resulted in an after-tax loss of $3.6 million, which was reported in our 2005 loss from discontinued operations. Net cash proceeds realized from the sale were approximately $29 million after transaction costs, repayment of debt and payment of income taxes.

Environmental Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future stricter environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. (See Item 7 – Capital Requirements.) We are unable to predict if and when any such stricter environmental requirements will be imposed and the impact they will have on the Company. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Environmental Matters (Continued)

Air. *Clean Air Act.* Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of these facilities are equipped with pollution control equipment such as scrubbers, bag houses or electrostatic precipitators. Permitted emission requirements are currently being met. The federal Clean Air Act Amendments of 1990 (Clean Air Act) established the acid rain program which created emission allowances for SO_2 and system wide averaging NO_X limits. Each allowance is currently an authorization to emit one ton of SO_2, and each utility must have sufficient allowances to cover its annual emissions. Minnesota Power has adequate SO_2 allowances for its operations and is in compliance with applicable NO_X limits. Square Butte is meeting its SO_2 emission allowance requirements through increased use of its existing scrubber.

EPA Clean Air Interstate Rule. In March 2005, the EPA announced the final Clean Air Interstate Rule (CAIR) that reduces and permanently caps emissions of SO_2, NO_X and particulates in the eastern United States. The CAIR includes Minnesota as one of the 28 states it considers as "significantly contributing" to air quality standards non-attainment in other downwind states. The CAIR has been challenged in the court system, which may delay implementation or modify provisions in the rules. Minnesota Power is participating in the legal challenge to the CAIR. However, if the CAIR does go into effect, Minnesota Power expects to be required to:

(1) make emissions reductions (See AREA and Boswell Unit 3 Emission Reduction Plans for discussion of current emission reduction initiatives);
(2) purchase SO_2 and NO_X allowances through the EPA's cap-and-trade system (See CAIR Phase I NO_X Allowance Purchases below); and/or
(3) use a combination of both (1) and (2).

CAIR will be implemented over two phases. Phase I begins in 2009 and Phase II in 2015. The EPA will allocate an emissions budget to each CAIR-affected state for SO_2 and NO_X that will result in significant emission reductions. The emissions budgets are reduced from Phase I to Phase II. States can choose to implement the EPA's proposed model program or develop their own subject to EPA approval. The MPCA has indicated that it plans to adopt the EPA's Federal Implementation Plan. Minnesota Power is implementing a balanced environmental plan making significant capital investments with the AREA and Boswell Unit 3 emission reduction retrofits in efforts to comply with CAIR Phase I and purchasing emission allowances as necessary. In spite of these efforts, Minnesota Power expects to be in a short position relative to NO_X allowances beginning in 2009, and is anticipating purchasing NO_X allowances as needed during Phase I of CAIR.

EPA Clean Air Mercury Rule. In March 2005, the EPA also announced the final Clean Air Mercury Rule (CAMR) that would have reduced and permanently capped emissions of electric utility mercury emissions in the continental United States. On February 8, 2008 the United States Court of Appeals for the District of Columbia Circuit overturned the CAMR and remanded the rulemaking to the EPA for reconsideration. The Court's decision is subject to appeal. It is uncertain how the EPA will respond; and therefore it is also uncertain whether mercury emission reductions expected as a result of implementing AREA Plan expenditures at Taconite Harbor, and implementation of the 2006 Minnesota Mercury Emission Reduction Law which applies to Boswell Units 3 and 4, will meet the EPA's reformed mercury regulations. (See Minnesota Mercury Emission Law.) Cost estimates for complying with future mercury regulations under the Clean Air Act are therefore premature at this time.

Minnesota Mercury Emission Law. This legislation requires Minnesota Power to file mercury emission reduction plans for its Boswell Units 3 and 4. The Boswell Unit 3 emission reduction plan was filed with the MPCA in October 2006. Minnesota Power is required to install mercury emission reduction technology and equipment by December 31, 2010. (See AREA and Boswell Unit 3 Emission Reduction Plans in Item 1 Energy – Regulated Utility.) The next step will be to file a mercury emissions reduction plan for Boswell Unit 4 by July 1, 2011, with implementation no later than December 31, 2014.

Water. The Federal Water Pollution Control Act requires NPDES permits to be obtained from the EPA (or, when delegated, from individual state pollution control agencies) for any wastewater discharged into navigable waters. We have obtained all necessary NPDES permits, including NPDES storm water permits for applicable facilities, to conduct our operations. We are in material compliance with these permits.

Solid and Hazardous Waste. The Resource Conservation and Recovery Act of 1976 regulates the management and disposal of solid wastes and hazardous wastes. We are required to notify the EPA of hazardous waste activity and, consequently, routinely submit the necessary reports to the EPA. The Toxic Substances Control Act regulates the management and disposal of materials containing polychlorinated biphenyl (PCB). In response to the EPA Region V's request for utilities to participate in the Great Lakes Initiative by voluntarily removing remaining PCB inventories, Minnesota Power replaced its PCB capacitor banks by 2005. PCB-contaminated oil in substation equipment was replaced by June 2007. We are in material compliance with these rules.

Environmental Matters (Continued)

SWL&P Manufactured Gas Plant. In May 2001, SWL&P received notice from the WDNR that the City of Superior had found soil contamination on property adjoining a former Manufactured Gas Plant (MGP) site owned and operated by SWL&P from 1889 to 1904. A report submitted in 2003 identified some MGP-like chemicals that were found in the soil near the former plant site. The final Phase II report was issued on June 7, 2007, confirming our understanding of the issues involved. The final Phase II Report and Risk Assessment were sent to the WDNR for review on June 18, 2007. A remediation plan was developed during the last quarter of 2007 and will be submitted to the WDNR during the first quarter of 2008. Although it is not possible to fully quantify the potential clean-up cost until the WDNR's review is completed, a $0.5 million liability was recorded in December 2003 to address the known areas of contamination. The Company has recorded a corresponding dollar amount as a regulatory asset to offset this liability. The PSCW approved the collection through rates of $0.3 million of site investigation costs that had been incurred through 2005. ALLETE maintains pollution liability insurance coverage that includes coverage for SWL&P. A claim has been filed with respect to this matter. The insurance carrier has issued a reservation of rights letter and the Company continues to work with the insurer to determine the availability of insurance coverage.

Employees

At December 31, 2007, ALLETE had approximately 1,500 employees, of which 1,400 were full-time.

Minnesota Power and SWL&P have an aggregate 622 employees who are members of the International Brotherhood of Electrical Workers (IBEW) Local 31. The labor agreement with IBEW Local 31 expires on January 31, 2009.

BNI Coal has 97 employees who are members of the IBEW Local 1593. BNI Coal and IBEW Local 1593 have a labor agreement which expires on March 31, 2008. BNI expects to have a new labor agreement in place on, or before, the expiration of the existing contract.

Availability of Information

ALLETE makes its SEC filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, available free of charge on ALLETE's Website www.allete.com, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

Executive Officers of the Registrant

Executive Officers	Initial Effective Date
Donald J. Shippar, Age 58	
Chairman, President and Chief Executive Officer	January 1, 2006
President and Chief Executive Officer	January 21, 2004
Executive Vice President – ALLETE and President – Minnesota Power	May 13, 2003
President and Chief Operating Officer – Minnesota Power	January 1, 2002
Deborah A. Amberg, Age 42	
Senior Vice President, General Counsel and Secretary	January 1, 2006
Vice President, General Counsel and Secretary	March 8, 2004
Steven Q. DeVinck, Age 48	
Controller	July 12, 2006
Laura A. Holquist, Age 46	
President -- ALLETE Properties, LLC	September 6, 2001
Mark A. Schober, Age 52	
Senior Vice President and Chief Financial Officer	July 1, 2006
Senior Vice President and Controller	February 1, 2004
Vice President and Controller	April 18, 2001
Donald W. Stellmaker, Age 50	
Treasurer	July 24, 2004
Claudia Scott Welty, Age 55	
Senior Vice President and Chief Administrative Officer	February 1, 2004

All of the executive officers have been employed by us for more than five years in executive or management positions. Prior to election to the positions shown above, the following executives held other positions with the Company during the past five years.

Ms. Amberg was a Senior Attorney.

Mr. DeVinck was Director of Nonutility Business Development, and Assistant Controller.

Mr. Stellmaker was Director of Financial Planning.

Ms. Welty was Vice President Strategy and Technology Development.

There are no family relationships between any of the executive officers. All officers and directors are elected or appointed annually.

The present term of office of the executive officers listed above extends to the first meeting of our Board of Directors after the next annual meeting of shareholders. Both meetings are scheduled for May 13, 2008.

Item 1A. Risk Factors

Readers are cautioned that forward-looking statements, including those contained in this Form 10-K, should be read in conjunction with our disclosures under the heading: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 of this Form 10-K and the factors described below. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth below are realized.

Our Regulated Utility results of operations could be negatively impacted if our Large Power Customers experience an economic down cycle or fail to compete effectively in the global economy.

Our 12 Large Power Customers accounted for approximately 34 percent of our 2007 consolidated operating revenue (one of these customers accounted for 12 percent of consolidated revenue). These customers are involved in cyclical industries that by their nature are adversely impacted by economic downturns and are subject to strong competition in the global marketplace. An economic downturn or failure to compete effectively in the global economy could have a material adverse effect on their operations and, consequently, could negatively impact our results of operations.

Our Regulated Utility is subject to extensive governmental regulations that may have a negative impact on our business and results of operations.

We are subject to prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the FERC, the MPUC and the PSCW. These governmental regulations relate to allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs). These governmental regulations significantly influence our operating environment and may affect our ability to recover costs from our customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

Our ability to obtain rate adjustments to maintain current rates of return depends upon regulatory action under applicable statues and regulations, and we cannot assure that rate adjustments will be obtained or current authorized rates of return on capital will be earned. Minnesota Power and SWL&P from time to time file rate cases with federal and state regulatory authorities. In future rate cases, if Minnesota Power and SWL&P do not receive an adequate amount of rate relief, rates are reduced, increased rates are not approved on a timely basis or costs are otherwise unable to be recovered through rates, we may experience an adverse impact on our financial condition, results of operations and cash flows. We are unable to predict the impact on our business and operations results from future regulatory activities of any of these agencies.

Our Regulated Utility could be significantly impacted by initiatives designed to reduce the impact of greenhouse gas (GHG) emissions such as carbon dioxide from our generating facilities.

Proposals for voluntary initiatives and mandatory controls are being discussed within Minnesota, among a group of midwestern states that includes Minnesota, in the United States Congress and worldwide to reduce GHGs such as carbon dioxide, a by-product of burning fossil fuels. We currently use coal as the primary fuel in 94 percent of the energy produced by our generating facilities.

We cannot be certain whether new laws or regulations will be adopted to reduce GHGs and what affect any such laws or regulations would have on us. If any new laws or regulations are implemented, they could have a material effect on our results of operations, particularly if implementation costs are not fully recoverable from customers.

Our Regulated Utility has established a goal to reduce overall GHG emissions associated with electric generation and delivery. We plan to expand our renewable energy production, expand customer conservation and process efficiency improvements, select low GHG emitting resources to meet new generation needs, and expand the use of renewable generation resources through dispatching those units based on their environmental performance.

We are participating in research and study initiatives to mitigate the potential impact carbon emissions regulation to our business. There is no assurance that our current reduction efforts will mitigate the impact of any new regulations.

The cost of environmental emission allowances could have a negative financial impact on our Regulated Utility Operations.

Minnesota Power is subject to numerous environmental laws and regulations which require us to purchase environmental emissions allowances which could increase our cost of operations and expose us to emission price fluctuations. We are unable to predict emission allowance pricing or regulatory recovery of these costs. We will be pursuing a current cost recovery mechanism with the MPUC and FERC.

Our Regulated Utility and Nonregulated Energy Operations pose certain environmental risks which could adversely affect our results of operations and financial condition.

We are subject to extensive environmental laws and regulations affecting many aspects of our present and future operations, including air quality, water quality, waste management, reclamation and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to power plant emissions. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the financial or operational outcome of any related litigation that may arise.

There are no assurances that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on our results of operations.

We cannot predict with certainty the amount or timing of all future expenditures related to environmental matters because of the difficulty of estimating such costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

The operation and maintenance of our generating facilities in our Regulated Utility and Nonregulated Energy Operations involve risks that could significantly increase the cost of doing business.

The operation of generating facilities involves many risks, including start-up risks, breakdown or failure of facilities, the dependence on a specific fuel source, or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency, the occurrence of any of which could result in lost revenue, increased expenses or both. A significant portion of Minnesota Power's facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency. This equipment is also likely to require periodic upgrading and improvements due to changing environmental standards and technological advances. (See Item I – Environmental Matters.) Minnesota Power could be subject to costs associated with any unexpected failure to produce power, including failure caused by breakdown or forced outage, as well as repairing damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs and/or the write-off of our investment in the project or improvement.

Our Regulated Utility and Nonregulated Energy Operations must have adequate and reliable transmission and distribution facilities to deliver electricity to its customers.

Minnesota Power depends on transmission and distribution facilities owned by other utilities, and transmission facilities primarily operated by MISO, as well as its own such facilities, to deliver the electricity we produce and sell to our customers, and to other energy suppliers. If transmission capacity is inadequate, our ability to sell and deliver electricity may be hindered, we may have to forego sales or we may have to buy more expensive wholesale electricity that is available in the capacity-constrained area. The cost to acquire or provide service may exceed the cost to serve other customers, resulting in lower gross margins. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers with our service.

In our Regulated Utility and Nonregulated Energy Operations the price of electricity and fuel may be volatile.

Volatility in market prices for electricity and fuel may result from:

- severe or unexpected weather conditions;
- seasonality;
- changes in electricity usage;
- transmission or transportation constraints, inoperability or inefficiencies;
- availability of competitively priced alternative energy sources;
- changes in supply and demand for energy;
- changes in power production capacity;
- outages at Minnesota Power's generating facilities or those of our competitors;
- changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;
- natural disasters, wars, sabotage, terrorist acts or other catastrophic events; and
- federal, state, local and foreign energy, environmental, or other regulation and legislation.

Since fluctuations in fuel expense related to our regulated utility operations are passed on to customers through our fuel clause, risk of volatility in market prices for fuel and electricity mainly impacts our nonregulated operations at this time.

We are dependent on good labor relations.

We believe our relations to be good with our approximately 1,500 employees. Failure to successfully renegotiate labor agreements could adversely affect the services we provide and our results of operations. Approximately 600 of our employees are members of either the International Brotherhood of Electrical Workers Local 31 or Local 1593. The labor agreement with Local 31 at Minnesota Power and SWL&P expires on January 31, 2009, and the labor agreement with Local 1593 at BNI Coal expires on March 31, 2008.

A downturn in economic conditions could adversely affect our real estate business.

The ability of our real estate business to generate revenue is directly related to the Florida real estate market, the national and local economy in general and changes in interest rates. While conditions in the Florida real estate market may fluctuate over time, continued demand for land is dependent on long-term prospects for strong, in-migration population expansion.

We are exposed to risks associated with real estate development.

Our real estate development activities entail risks that include construction delays or cost overruns, which may increase project development costs. In addition, the effects of the rebuilding efforts due to destructive weather, including hurricanes, could cause increased prices for construction materials and create labor shortages which could increase our development costs.

Our real estate development activities require significant expenditures. We obtain funds for our expenditures through cash flow from operations and financings, including the financings of the community development districts in which our development projects are located. We cannot be certain that the funds available from these sources will be sufficient to fund our required or desired expenditures for development. If we are unable to obtain sufficient funds, we may have to defer or otherwise limit our development activities.

Our real estate business is subject to extensive regulation through Florida laws regulating planning and land development which makes it difficult and expensive for us to conduct our operations.

Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (Growth Management Act). In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive DRI application.

The Growth Management Act requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. After a local government adopts its comprehensive plan, all development orders and development permits must be consistent with the plan. Each plan must address such topics as future land use, capital improvements, traffic circulation, sanitation, sewage, potable water, drainage and solid waste disposal.

The Growth Management Act, in some instances, can significantly affect the ability of developers to obtain local government approval in Florida. In many areas, infrastructure funding has not kept pace with growth. As a result, substandard facilities and services can delay or prevent the issuance of permits. Consequently, the Growth Management Act could adversely affect the cost and our ability to develop future real estate projects.

The DRI review process includes an evaluation of a project's impact on the environment, infrastructure and government services, and requires the involvement of numerous state and local environmental, zoning and community development agencies. The DRI approval process is usually lengthy and costly, and conditions, standards or requirements may be imposed on a developer with respect to a particular project, which may materially increase the cost of the project.

Changes in the Growth Management Act or DRI review process or the enactment of new laws regarding the development of real property could adversely affect our ability to develop future real estate projects.

Competition could adversely affect our real estate business.

Over the past few years, we have experienced an increase in competition for suitable land in the southeast United States real estate market. The availability of undeveloped land for purchase that meets our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other developers and land buyers for desirable property, inflation in land prices, zoning, allowable development density and other regulatory requirements. Our long-term ability to acquire land suitable for development at reasonable prices in locations where we feel there is a viable market is crucial in maintaining our business success.

If we are not able to retain our executive officers and key employees, we may not be able to implement our business strategy and our business could suffer.

The success of our business heavily depends on the leadership of our executive officers, all of whom are employees-at-will and none of whom are subject to any agreements not to compete. If we lose the service of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. We may have difficulty in retaining and attracting customers, developing new services, negotiating favorable agreements with customers and providing acceptable levels of customer service.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Properties are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

Item 3. Legal Proceedings

Material legal and regulatory proceedings are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol ALE. We have paid dividends without interruption on our common stock since 1948. A quarterly dividend of $0.43 per share on our common stock will be paid on March 1, 2008, to the holders of record on February 15, 2008.

The following table shows dividends declared per share, and the high and low prices for our common stock for the periods indicated as reported by the NYSE:

	2007			2006		
	Price Range		Dividends	Price Range		Dividends
Quarter	High	Low	Declared	High	Low	Declared
First	$49.69	$44.93	$0.4100	$47.81	$42.99	$0.3625
Second	51.30	45.39	0.4100	48.55	44.34	0.3625
Third	50.05	38.60	0.4100	49.30	43.26	0.3625
Fourth	46.48	38.17	0.4100	47.84	42.55	0.3625
Annual Total			$1.640			$1.450
Dividend Payout Ratio			53%			53%

At February 1, 2008, there were approximately 31,000 common stock shareholders of record.

Common Stock Repurchases. We did not repurchase any ALLETE common stock during the fourth quarter of 2007.

Item 6. Selected Financial Data

Financial results by segment for the periods presented were impacted by the integration of our Taconite Harbor facility into the Regulated Utility segment effective January 1, 2006. We have operated the Taconite Harbor facility as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, we operated our Taconite Harbor facility as nonregulated generation (non-rate base generation sold at market-based rates primarily to the wholesale market). Historical financial results of Taconite Harbor for periods prior to the 2006 redirection are included in our Nonregulated Energy Operations segment.

Operating results of our Water Services businesses and our telecommunications business are included in discontinued operations, and accordingly, amounts have been restated for all periods presented. (See Note 13.) Common share and per share amounts have also been adjusted for all periods to reflect our September 20, 2004, one-for-three common stock reverse split.

	2007	2006	2005	2004	2003
Operating Revenue	$841.7	$767.1	$737.4	$704.1	$659.6
Operating Expenses	708.0	626.4	692.3 *(d)*	603.2	561.9
Income from Continuing Operations Before Change in Accounting Principle	87.6	77.3	17.6 *(d)*	38.5	29.2
Income (Loss) from Discontinued Operations – Net of Tax	–	(0.9)	(4.3)	73.7	207.2
Change in Accounting Principle – Net of Tax	–	–	–	(7.8) *(b)*	–
Net Income	87.6	76.4	13.3	104.4	236.4
Common Stock Dividends	44.3	40.7	34.4	79.7	93.2
Earnings Retained in (Distributed from) Business	$43.3	$35.7	$(21.1)	$24.7	$143.2
Shares Outstanding – Millions					
Year-End	30.8	30.4	30.1	29.7	29.1
Average *(c)*					
Basic	28.3	27.8	27.3	28.3	27.6
Diluted	28.4	27.9	27.4	28.4	27.8
Diluted Earnings (Loss) Per Share					
Continuing Operations	$3.08	$2.77	$0.64 *(d)*	$1.35 *(e)*	$1.05
Discontinued Operations	–	(0.03)	(0.16)	2.59	7.47 *(f)*
Change in Accounting Principle	–	–	–	(0.27)	–
	$3.08	$2.74	$0.48	$3.67	$8.52
Total Assets	$1,644.2	$1,533.4 *(a)*	$1,398.8	$1,431.4	$3,101.3
Long-Term Debt	410.9	359.8	387.8	389.4	513.9
Return on Common Equity	12.4%	12.1%	2.2% *(d)*	8.3%	17.7%
Common Equity Ratio	63.7%	63.1%	60.7%	61.7%	64.4%
Dividends Declared per Common Share	$1.6400	$1.4500	$1.2450	$2.8425	$3.3900
Dividend Payout Ratio	53%	53%	259% *(d)*	77%	40%
Book Value Per Share at Year-End	$24.11	$21.90	$20.03	$21.23	$50.18
Capital Expenditures by Segment					
Regulated Utility Operations	$220.6	$107.5	$46.5	$41.7	$42.2
Non Regulated Utility	3.3	1.9	12.1	15.7	26.5
Real Estate *(h)*	–	–	–	–	–
Other	–	–	–	0.4	–
Discontinued Operations	–	–	4.5	21.4	67.6
Total Capital Expenditures	$223.9	$109.4	$63.1	$79.2	$136.3
Current Cost Recovery *(g)*	$145	$27	–	–	–

(a) *Included $86.1 million of assets and $107.6 million of liabilities reflecting the adoption of SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." (See Notes 2 and 16.)*

(b) *Reflected the cumulative effect on prior years (to December 2003) of changing to the equity method of accounting for investments in limited liability companies included in our emerging technology portfolio. (See Note 6.)*

(c) *Excludes unallocated ESOP shares.*

(d) *Impacted by a $50.4 million, or $1.84 per share, charge related to the assignment of the Kendall County power purchase agreement (See Note 10.), a $2.5 million, or $0.09 per share, deferred tax benefit due to comprehensive state tax planning initiatives, and a $3.7 million, or $0.13 per share, current tax benefit due to a positive resolution of income tax audit issues.*

(e) *Included a $10.9 million, or $0.38 per share, after-tax debt prepayment cost incurred as part of ALLETE's financial restructuring in preparation for the spin-off of the Automotive Services business and an $11.5 million, or $0.41 per share, gain on the sale of ADESA shares related to the Company's ESOP (see Note 16).*

(f) *Included a $71.6 million, or $2.59 per share, gain on the sale of the Water Services businesses.*

(g) *Estimated current capital expenditures recoverable outside of a rate case.*

(h) *Excludes capitalized improvements on our development projects, which are included in inventory. (See Note 6.)*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties. Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures in this Form 10-K under the headings: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 and "Risk Factors" located in Item 1A. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth in this Form 10-K are realized.

Overview

ALLETE is a diversified company that has provided fundamental products and services since 1906. These include our former operations in the water, paper, telecommunications and automotive industries and the core **Energy** and **Real Estate** businesses we operate today.

Energy is comprised of Regulated Utility, Nonregulated Energy Operations and Investment in ATC.

- **Regulated Utility** includes retail and wholesale rate regulated electric, natural gas and water services in northeastern Minnesota and northwestern Wisconsin under the jurisdiction of state and federal regulatory authorities.
- **Nonregulated Energy Operations** includes our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales.
- **Investment in ATC** includes our equity ownership interest in ATC.

Real Estate includes our Florida real estate operations.

Other includes our investments in emerging technologies, and earnings on cash and short-term investments.

We are committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses, and sustains our growth. We strive to grow earnings and dividends that will result in a total shareholder return that is superior to that of similar companies. Our goal is to earn a financial return that will allow us to provide dividend increases while at the same time fund our growth initiatives.

2007 Financial Overview

(See Note 1. Business Segments for financial results by segment.)

Net income for 2007 was $87.6 million, or $3.08 per diluted share ($76.4 million, or $2.74 per diluted share for 2006; $13.3 million, or $0.48 per diluted share for 2005). Net income for 2007 was up $11.2 million from 2006 reflecting:

Regulated Utility contributed income of $54.9 million in 2007 ($46.8 million in 2006; $45.7 million in 2005). The increase in earnings for 2007 reflects:

- increased electric sales to residential, commercial and municipal customers;
- continued strong demand from our industrial customers;
- rate increases, effective January 1, 2007, at SWL&P;
- commencement of current cost recovery on AREA project environmental capital expenditures;
- higher AFUDC related to increased capital expenditures;
- increased operations and maintenance expense, relating to outages and salary and wage increases; and
- a lower effective tax rate.

Nonregulated Energy Operations reported income of $3.5 million in 2007 ($3.7 million in 2006; a loss of $48.5 million in 2005), reflecting a $1.2 million after tax gain on land sold that was part of our purchase of Taconite Harbor and higher lease lot revenue due to newly developed lots. The increases were partially offset by lower income from BNI Coal, reflecting lower coal sales in 2007.

Investment in ATC contributed income of $7.5 million in 2007 ($1.9 million in 2006). Our initial investment in ATC began in May 2006. We reached our approximate 8 percent ownership in February 2007.

Real Estate contributed income of $17.7 million in 2007 ($22.8 million in 2006; $17.5 million in 2005). Income was lower in 2007 than in 2006 due to a weaker real estate market in 2007.

Other reflected net income of $4.0 million in 2007 ($2.1 million in 2006; $2.9 million in 2005). The increase in 2007 included a state tax audit settlement for $1.5 million and the release from a loan guarantee for Northwest Airlines of $0.6 million after tax.

Overview (Continued)

Financial results for continuing operations in 2005 were significantly impacted by a $77.9 million ($50.4 million after tax, or $1.84 per share) charge due to the assignment of the Kendall County power purchase agreement to Constellation Energy Commodities (Kendall County Charge). (See Note 10.)

Financial results by segment from 2005 and 2006 presented and discussed in this Form 10-K were impacted by the integration of our Taconite Harbor facility into the Regulated Utility segment effective January 1, 2006. We have operated the Taconite Harbor facility as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, we operated our Taconite Harbor facility as nonregulated generation. Historical financial results of Taconite Harbor for periods prior to the 2006 redirection are included in our Nonregulated Energy Operations segment.

Kilowatthours Sold	2007	2006	2005
Millions			
Regulated Utility			
Retail and Municipals			
Residential	1,141	1,100	1,102
Commercial	1,373	1,335	1,327
Industrial	7,054	7,206	7,130
Municipals	1,008	911	877
Other	84	79	79
Total Retail and Municipals	10,660	10,631	10,515
Other Power Suppliers	2,157	2,153	1,142
Total Regulated Utility	12,817	12,784	11,657
Nonregulated Energy Operations	249	240	1,521
Total Kilowatthours Sold	13,066	13,024	13,178

Real Estate Revenue and Sales Activity *(a)*	2007 Quantity	2007 Amount	2006 Quantity	2006 Amount	2005 Quantity	2005 Amount
Dollars in Millions						
Revenue from Land Sales						
Town Center Sales						
Non-residential Sq. Ft.	540,059	$15.0	401,971	$10.8	643,000	$15.2
Residential Units	130	1.6	773	12.9	–	–
Palm Coast Park						
Non-residential Sq. Ft.	40,000	2.0	–	–	–	–
Residential Unit	606	13.2	200	3.0	–	–
Other Land Sales						
Acres *(b)*	483	10.6	732	24.4	1,102	38.1
Lots	–	–	–	–	7	0.4
Contract Sales Price *(c)*		42.4		51.1		53.7
Revenue Recognized from Previously Deferred Sales		3.1		9.7		–
Deferred Revenue		(1.2)		(3.8)		(10.0)
Adjustments *(d)*		–		(0.9)		(1.7)
Revenue from Land Sales		44.3		56.1		42.0
Other Revenue		6.2		6.5		5.5
		$50.5		$62.6		$47.5

(a) Quantity amounts are approximate until final build-out.
(b) Acreage amounts are shown on a gross basis, including wetlands and minority interest.
(c) Reflected total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method. (See Critical Accounting Estimates and Note 2.)
(d) Contributed development dollars, which are credited to cost of real estate sold.

2007 Compared to 2006

(See Note 1. Business Segments for financial results by segment.)

Regulated Utility

Operating revenue increased $84.6 million, or 13.2 percent, from 2006, primarily due to increased fuel clause recoveries, increased kilowatthour sales to residential, commercial and municipal customers, increased power marketing prices, and rate increases at SWL&P.

Fuel clause recoveries increased $63.3 million in 2007 as a result of increased purchased power expenses (see Fuel and Purchased Power Expense discussion below).

Revenue recovered through current cost recovery related to AREA Plan expenditures represented $3.2 million in 2007 ($0.1 million in 2006).

Revenue from sales to other power suppliers increased $3.6 million, or 3.8 percent, from 2006, primarily due to a 3.6 percent increase in the price per kilowatthour.

New rates at SWL&P, which became effective January 1, 2007, reflect a 2.8 percent increase in electric rates, a 1.4 percent increase in gas rates and an 8.6 percent increase in water rates. These rate increases resulted in a $1.7 million increase in operating revenue.

Revenue from electric sales to taconite customers accounted for 24 percent of consolidated operating revenue in each 2007 and 2006. Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in each of 2007 and 2006. Revenue from electric sales to pipelines accounted for 7 percent of consolidated operating revenue in 2007 (6 percent in 2006).

Overall, kilowatthour sales were flat in 2007. Combined residential, commercial and municipal kilowatthour sales increased 181.0 million, or 5.3 percent, from 2006, while industrial kilowatthour sales decreased by 152.1 million, or 2.1 percent. The increase in residential, commercial and municipal kilowatthour sales was primarily because of two existing municipal customers converting to full-energy requirements and a 9.2 percent increase in Heating Degree Days (primarily in February). The reduction in industrial kilowatthour sales was primarily due to an idle production line and production delays at one of our taconite customers. In September 2007, the affected taconite customer resumed production on the idle line. Minor fluctuations in industrial kilowatthour sales generally do not have a large impact on revenue due to a fixed demand component of revenue that is less sensitive to changes in kilowatthours sales.

Operating expenses increased $76.9 million, or 14.1 percent, from 2006.

Fuel and Purchased Power Expense increased $65.9 million, or 23.4 percent, from 2006 primarily due to a $61.4 million increase in purchased power reflecting a 45.1 percent increase in market purchases and an 11.0 percent increase in market prices. The increase in purchased power was primarily due to the following outages at our generating facilities:

- scheduled outage at Boswell Unit 3;
- scheduled outages at Laskin Unit 1 and Taconite Harbor Unit 2 relating to AREA Plan environmental upgrades; and
- unscheduled outages at Boswell Unit 4.

Boswell Unit 4 completed generator repairs and returned to service in May 2007. Substantially all of the costs of the replacement coils were covered under the original manufacturer's warranty.

Lower Square Butte entitlement (See Note 8) and output contributed to higher purchased power expense. Square Butte generation was lower in the fourth quarter of 2007 reflecting a major scheduled outage.

Replacement purchased power costs are recovered through the fuel adjustment clause in Minnesota.

Operating and Maintenance Expense increased $11.4 million, or 5.2 percent, from 2006, due to a $9.0 million increase in plant maintenance primarily due to planned and unscheduled outages and salary and wage increases.

Depreciation Expense decreased $0.4 million from 2006, primarily due to the life extension of Boswell Unit 3, mostly offset by higher depreciable asset balances.

Interest Expense increased $0.8 million, or 4.0 percent, from 2006, primarily due to higher debt balances reflecting increased construction activity. The increase was partially offset by the capitalization of more AFUDC-Debt.

Other income increased $3.2 million from 2006, primarily due to higher earnings from the capitalization of AFUDC-Equity reflecting increased construction activity.

2007 Compared to 2006 (Continued)

Nonregulated Energy Operations

Operating revenue increased $2.0 million, or 3.1 percent, from 2006, primarily due to higher coal revenue realized under a cost-plus contract. This increase reflects a 12.2 percent increase in the delivered price per ton due to higher coal production expenses (see Operating expenses below), partially offset by lower sales volume.

Operating expenses increased $4.3 million, or 7.0 percent, from 2006, reflecting higher coal production expense and higher property taxes. The increase in property taxes is primarily due to higher assessed market values on our Minnesota land, while the increase in coal operating expenses is due to higher fuel costs, tire and dragline repairs.

Interest Expense decreased $1.3 million from 2006, reflecting lower interest on income tax accruals.

Other income increased $1.7 million from 2006, reflecting higher gains on Minnesota land sales and higher lease lot revenue due to leasing newly developed lots.

Investment in ATC

Equity Earnings increased $9.6 million in 2007, resulting from our pro-rata share of ATC's earnings as discussed in Note 3. Our initial investment in ATC began in May 2006. We reached our approximate 8 percent ownership in February 2007.

Real Estate

Operating revenue decreased $12.1 million, or 19.3 percent, from 2006, due to a weaker real estate market in 2007, and less recognition of deferred revenue, accounted for under the percentage-of-completion method, as major infrastructure reached substantial completion at Town Center in 2006 and at Palm Coast Park in 2007. Revenue from land sales in 2007 was $44.3 million, which included $3.1 million in previously deferred revenue. In 2006, revenue from land sales was $56.1 million which included $9.7 million in previously deferred revenue. At December 31, 2007, revenue of $3.7 million ($5.6 million at December 31, 2006) was deferred and will be recognized on a percentage-of-completion basis.

Sales at Town Center consisted of 540,059 non-residential square feet (401,971 square feet in 2006), and 130 residential units (773 units in 2006). Palm Coast Park sales included 40,000 non-residential square feet (none in 2006) and 606 residential units (200 units in 2006). In 2007, 483 acres of other land were sold (732 acres in 2006).

Operating expenses increased $0.6 million, or 3.1 percent from 2006, reflecting community development district property tax assessments previously capitalized at Town Center during major infrastructure construction partially offset by lower cost of sales due to the decrease in land sales.

Interest expense increased $0.5 million from 2006. Interest capitalization was reduced in 2007 as the major infrastructure construction at Town Center was substantially completed at the end of 2006.

Minority Interest participation was down due to lower earnings.

Other

Interest expense decreased $2.8 million from 2006, primarily due to more interest charged to the regulated utility in 2007 as a result of increased capital expenditures and interest on additional taxes owed on the gain on sale of our Florida Water assets in 2006.

Other income decreased $1.4 million from 2006, reflecting lower investment income as a result of lower average balances in 2007, partially offset by the release from a loan guarantee for Northwest Airlines of $1.0 million.

Income Taxes

For the year ended December 31, 2007, the effective tax rate on income from continuing operations before minority interest was 34.8 percent (36.1 percent for December 31, 2006). The decrease in the effective rate compared to last year was primarily due to a tax benefit realized as a result of a state income tax audit settlement ($1.5 million), higher AFUDC-Equity, and a larger domestic manufacturing deduction taken in 2007 compared to 2006. The effective rate of 34.8 percent for the year ended December 31, 2007, deviated from the statutory rate (approximately 40 percent) due to the state income tax audit settlement, deductions for Medicare health subsidies and domestic manufacturing production, AFUDC-Equity and investment tax credits.

2006 Compared to 2005

Regulated Utility

Operating revenue was up $63.6 million, or 11 percent, from 2005, reflecting increased kilowatthour sales and increased fuel clause recoveries. Electric sales increased 1,127 million kilowatthours, or 10 percent, mostly due to the addition of Taconite Harbor wholesale power obligations to the Regulated Utility segment effective January 1, 2006. In 2006, the majority of Taconite Harbor sales are reflected in sales to other power suppliers. Sales to other power suppliers were 2,153 million kilowatthours and $94.3 million (1,142 million kilowatthours and $52.8 million in 2005). Absent the inclusion of pre-existing Taconite Harbor wholesale energy sales obligations, sales to other power suppliers were down reflecting less excess energy available for sale due to more planned outages at Company generating facilities in 2006 than 2005. Electric sales to retail and municipal customers increased 116 million kilowatthours, or 1 percent, and $23.5 million, mainly due to strong demand from industrial customers. Fuel clause recoveries were higher in 2006 as a result of increased fuel and purchased power expenses in 2006. Natural gas revenue was down $2.8 million from 2005 reflecting decreased usage due to warmer weather in 2006.

Operating expenses were up $57.8 million, or 12 percent, from 2005.

Fuel and Purchased Power Expense. Fuel and purchased power expense was up $38.0 million from 2005, reflecting the inclusion of Taconite Harbor operations beginning in 2006 ($22.8 million) and increased purchased power expense due to higher prices paid for purchased power, less Company hydro generation available as a result of below normal precipitation levels, and planned maintenance at Company generating facilities in 2006.

Other Operating Expenses. Other operating expenses were up $19.8 million from 2005. Employee compensation was up $7.3 million primarily due to the inclusion of Taconite Harbor, annual wage increases and the inclusion of union employees in our results sharing compensation awards program. Depreciation expense increased $4.8 million primarily due to the inclusion of Taconite Harbor and a full year of depreciation of projects capitalized in 2005. Plant maintenance expense increased $4.7 million reflecting the inclusion of Taconite Harbor maintenance in 2006 ($4.0 million), increased planned maintenance expense at Boswell Unit 4 ($1.6 million) and increased equipment fuel expenses ($0.9 million) partially offset by a decrease in maintenance expense at Boswell Unit 3 ($1.8 million). In 2005, planned maintenance was performed at Boswell Unit 3 while the unit was down due to a cooling tower failure. Pension expense increased $2.2 million primarily due to a reduction in the discount rate (5.50 percent in 2006; 5.75 percent in 2005). Insurance expense was up $1.0 million due to increased premiums. Vegetation management expense was up $0.7 million due to more completed in 2006. Property taxes were up $0.7 million due to higher mill rates in 2006. Purchased natural gas expense was down $2.7 million due to decreased natural gas sales.

Interest expense was up $2.8 million, or 16 percent, from 2005, reflecting the inclusion of Taconite Harbor in 2006 partially offset by lower effective interest rates (5.92 percent in 2006; 6.07 percent in 2005).

Nonregulated Energy Operations

Operating revenue was down $48.9 million, or 43 percent, from 2005 due to the absence of revenue from Taconite Harbor ($55.1 million in 2005) and Kendall County ($3.1 million in 2005). Effective January 1, 2006, Taconite Harbor is reported as part of Regulated Utility. Kendall County operations ceased to be included with our operations effective April 1, 2005, when the Company assigned the power purchase agreement to Constellation Energy Commodities. Coal revenue, realized under cost plus a fixed fee agreements, was up $3.7 million from 2005 reflecting a 16 percent increase in the delivery price per ton due to higher reimbursable coal production expenses (see Operating expenses below). In 2006, tons of coal sold were down 7 percent from 2005 in part due to an outage at Minnkota Power's Unit 1 in 2006.

Operating expenses were down $125.2 million, or 67 percent, from 2005 reflecting the absence of a $77.9 million charge related to the assignment of the Kendall County power purchase agreement to Constellation Energy Commodities on April 1, 2005, expenses related to Taconite Harbor ($49.3 million in 2005) and other expenses related to Kendall County ($6.3 million in 2005) that were incurred prior to April 1, 2005. Expenses related to coal operations were up $3.4 million reflecting increased equipment lease costs ($1.3 million), higher fuel expenses ($0.6 million) and increased parts and supplies ($0.9 million).

Interest expense was down $3.3 million, or 50 percent, primarily due to the absence of Taconite Harbor in 2006.

Other income (expense) reflected $0.5 million more income in 2006 due to increased Minnesota land sales.

Investment in ATC

Other income (expense) reflected $3.0 million of income in 2006 from our equity investment in ATC, resulting from our share of ATC's earnings.

2006 Compared to 2005 (Continued)

Real Estate

Operating revenue was up $15.1 million, or 32 percent, from 2005, due to the recognition of revenue from prior land sales at our Town Center development project, which are accounted for under the percentage-of-completion method. Revenue from land sales was $56.1 million in 2006 which included $9.7 million of previously deferred revenue. In 2005, revenue from land sales was $42.0 million. Sales at Town Center represented 773 residential units and the rights to build up to 401,971 square feet of non-residential space in 2006 (643,000 non-residential square feet in 2005). Sales at Palm Coast Park represented 200 residential units in 2006. In 2006, 732 acres of other land were sold (1,102 acres and 7 lots in 2005). The first land sales for Town Center were recorded in June 2005 and the first land sales at Palm Coast Park were recorded in August 2006. At December 31, 2006, revenue of $5.6 million ($11.5 million at December 31, 2005) was deferred and will be recognized on a percentage-of-completion basis as development obligations are completed.

Operating expenses were up $2.9 million, or 17 percent, from 2005 reflecting a $1.6 million increase in the cost of real estate sold ($10.2 million in 2006; $8.6 million in 2005) due to the recognition of the cost of real estate sold at our Town Center development project which were previously deferred under the percentage-of-completion method. Selling expenses increased $0.6 million due to higher broker commission in 2006 and recognition of prior year's selling expenses at our Town Center development project which were previously deferred under the percentage-of-completion method. Property tax expense was $0.2 million higher in 2006 due to increased assessment values and higher rates. At December 31, 2006, cost of real estate sold totaling $1.3 million ($2.2 million at December 31, 2005) and selling expenses of $0.2 million ($0.3 million at December 31, 2005), primarily related to Town Center land sales, were deferred until development obligations are completed.

Other

Operating expenses were down $1.4 million, or 29 percent, from 2005, reflecting lower general and administrative expenses in 2006.

Interest expense was up $1.6 million, or 70 percent, from 2005, reflecting interest on additional taxes owed on the gain on the sale of our Florida Water assets and state tax audits, and higher variable rates in 2006.

Other income (expense) reflected $9.9 million more income in 2006 due to a $4.4 million increase in earnings on cash and short-term investments due to higher rates and higher average balances in 2006, the absence of $5.1 million of impairments related to certain investments in our emerging technology portfolio recorded in 2005 and the absence of a $1.0 million charge recognized in 2005 for the probable payment under our guarantee of Northwest Airlines debt.

Discontinued Operations

Discontinued operations includes our Water Services businesses that we sold over a three-year period from 2003 to 2005 and our telecommunications business, which we sold in December 2005. There were no losses recognized in discontinued operations in 2007 (a $0.9 million loss in 2006; $4.3 million loss in 2005).

In 2006, discontinued operations reflected a $0.9 million loss resulting from additional legal and administrative expenses related to exiting the Water Services businesses (a $2.5 million loss in 2005). In 2005, administrative and other expenses were incurred to support Florida Water transfer proceedings. A $1.0 million rate-base settlement charge related to the sale of 63 of Florida Water systems to Aqua Utilities Florida, Inc. was also recorded in 2005. Our wastewater assets in Georgia were sold in February 2005.

Financial results for our telecommunications business reflected a loss of $1.8 million in 2005. In 2005, we recorded a $3.6 million loss on the sale of this business.

Income Taxes

For the year ended December 31, 2006, the effective tax rate from continuing operations before minority interest was 36.1 percent (2.5 percent benefit for the year ended December 31, 2005). The increase in the effective rate compared to 2005 was primarily due to the lower income from continuing operations in 2005 as a result of the Kendall County Charge, and one-time tax benefits realized in 2005 for adjustments to our deferred tax assets and liabilities as a result of comprehensive state tax planning initiatives, and positive resolution of audit issues. The effective rate of 36.1 percent for the year ended December 31, 2006, was less than the combined state and federal statutory rate because of investment tax credits, deductions for Medicare health subsidies, depletion and the expected use of state capital loss carryforwards.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make various estimates and assumptions that affect amounts reported in the consolidated financial statements. These estimates and assumptions may be revised, which may have a material effect on the consolidated financial statements. Actual results may differ from these estimates and assumptions. These policies are discussed with the Audit Committee of our Board of Directors on a regular basis. The following represent the policies we believe are most critical to our business and the understanding of our results of operations.

Real Estate Revenue and Expense Recognition. We account for sales of real estate in accordance with SFAS 66, "Accounting for Sales of Real Estate." Revenue from residential and non-residential properties is recorded at the time of closing using the full profit recognition method, provided that cash collections are at least 20 percent of the contract price and the other requirements of SFAS 66 are met. However, if we are obligated to perform significant development activities subsequent to the date of the sale, we recognize revenue using the percentage-of-completion method. This method of accounting requires that we recognize gross profit based upon the relationship of development costs incurred to the total estimated development costs of the parcels. During each reporting period, we must estimate the total costs to be incurred until project completion, including development overhead and interest capitalization costs. These total cost estimates will impact the recognition of profit on sales. The costs are allocated to each lot or parcel based on the relative sales value method. These estimates affect the amount of costs relieved as each lot is sold and incorrect estimates may result in a misstatement of the cost of real estate sold. Additionally, we must estimate the selling price of each individual lot or parcel that is included in inventory for inclusion in the inventory cost model. If the estimated selling prices of the lots are inaccurate, a material difference in the timing of recording cost of real estate sold for the lots sold could occur.

We record land held for sale at the lower of cost or fair value, which is determined by the evaluation of individual land parcels. Real estate costs include the cost of land acquired, subsequent development costs and costs of improvements, capitalized development period interest, real estate taxes and payroll costs of certain employees devoted directly to the development effort. Based on the relative sales value of the parcels within each development project, we capitalize the real estate costs incurred to the cost of real estate parcels in accordance with SFAS 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." When real estate is sold, we include the actual costs incurred and the estimate of future completion costs allocated to the parcel(s) sold, based upon the relative sales value method in the cost of real estate sold. We include land held for sale in Investments on our consolidated balance sheet (See Note 6). In certain cases, we pay fees or construct improvements to mitigate offsite traffic impacts. In return, we receive traffic impact fee credits as a result of some of these expenditures. We recognize revenue from the sale of traffic impact fee credits when payment is received. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved. We recognize participation revenue when there is a contractual obligation to receive this revenue.

Pension and Postretirement Health and Life Actuarial Assumptions. We account for our pension and postretirement benefit obligations in accordance with the provisions of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." These standards require the use of assumptions in determining our obligations and annual cost of our pension and postretirement benefits. An important actuarial assumption for pension and other postretirement benefit plans is the expected long-term rate of return on plan assets. In establishing this assumption, we consider the diversification and allocation of plan assets, the actual long-term historical performance for the type of securities invested in, the actual long-term historical performance of plan assets and the impact of current economic conditions, if any, on long-term historical returns. Our pension asset allocation is approximately 61 percent equity, 25 percent debt, 9 percent private equity, 2 percent real estate and 3 percent other securities. Equity securities consist of a mix of market capitalization sizes and both domestic and international securities. We currently use an expected long-term rate of return of 9 percent in our actuarial determination of our pension and other postretirement expense. We annually review our expected long-term rate of return assumption and will adjust it to respond to any changing market conditions. A one-quarter percent decrease in the expected long-term rate of return would increase the annual expense for pension and other postretirement benefits by approximately $1.5 million, pre-tax; conversely, a one-quarter percent increase in the expected long-term rate of return would decrease the annual expense by approximately $1.5 million, pre-tax.

For plan valuation purposes, we currently use a discount rate of 6.25 percent. The discount rate is determined considering high-quality long-term corporate bond rates at the valuation date. The discount rate is compared to the Citigroup Pension Discount Curve adjusted for ALLETE's specific cash flows. We believe the adjusted discount curve used in this comparison does not materially differ in duration and cash flows for our pension obligation. The Audit Committee of the Board of Directors annually reviews and approves the rate of return and discount rate estimates used for pension valuation and accounting purposes. (See Note 15.)

Critical Accounting Estimates (Continued)

Regulatory Accounting. Our regulated utility operations are subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation". SFAS 71 requires us to reflect the effect of regulatory decisions in our financial statements. Regulatory assets or liabilities arise as a result of a difference between GAAP. and the accounting principles imposed by the regulatory agencies. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred.

We recognize regulatory assets and liabilities in accordance with applicable state and federal regulatory rulings. The recoverability of regulatory assets is periodically assessed by considering factors such as, but not limited to, changes in regulatory rules and rate orders issued by applicable regulatory agencies. The assumptions and judgments used by regulatory authorities may have an impact on the recovery of costs, the rate of return on invested capital, and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on our results of operations. (See Note 5.)

Valuation of Investments. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. We account for our investment in venture capital funds under the equity method and account for our direct investments in privately-held companies under the cost method because of our ownership percentage. These investments are included in Investments on our consolidated balance sheet. Our policy is to review these investments for impairment on a quarterly basis by assessing such factors as continued commercial viability of products, cash flow and earnings. Any impairment would reduce the carrying value of the investment and be recognized as a loss. In 2007, we recorded an impairment loss on these investments of $0.5 million pretax (none in 2006). (See Note 6.)

Taxation. We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income, real estate and use taxes. Judgments related to income taxes require the recognition in our financial statements of the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit. Tax positions that do not meet the "more-likely-than-not" criteria are reflected as a tax liability. These judgments include reserves for potential adverse outcomes regarding tax positions that we have taken. We must also assess our ability to generate capital gains to realize tax benefits associated with capital losses expected to be generated in future periods. Capital losses may be deducted only to the extent of capital gains realized during the year of the loss or during the three prior or five succeeding years for federal purposes, and fifteen succeeding years for Minnesota purposes. As of December 31, 2007, we have, where appropriate, recorded a valuation allowance against our deferred tax assets associated with realized capital losses and impairments to reduce the deferred tax assets to the amount we estimate is more likely than not to be realized in accordance with FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109". While we believe the resulting tax reserve balances as of December 31, 2007, reflect the most likely outcome of these tax matters in accordance with SFAS 109, "Accounting for Income Taxes," the ultimate amount of capital losses resulting in tax benefits could differ from the net amount of deferred tax assets at December 31, 2007.

Outlook

ALLETE is committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses and sustains growth. New opportunities have arisen which we believe will allow us to achieve our long term earnings growth goals through our existing businesses. Our Regulated Utility expects to make significant investments to comply with renewable and environmental requirements, maintain its existing low-cost generation fleet and strengthen and enhance the regional transmission grid. In addition, we expect kilowatt-hour sales growth from existing and potential new customers. Earnings from our ATC investment are expected to grow as we anticipate making additional investments to fund our pro-rata share of ATC's capital expansion program. We expect net income from Real Estate to be approximately 10 percent to 20 percent of total ALLETE consolidated net income over the next several years.

We will focus our business development activities on growth opportunities in, or complementary to, our core businesses. We believe that current weak market conditions will present an opportunity to add to our portfolio of properties for sale at our Real Estate operations. We anticipate that we will have ready access to sufficient funds for capital investments and acquisitions.

Earnings Guidance. In 2008, we expect ALLETE's diluted earnings per share from continuing operations to be in the range of $2.70 to $2.90. This guidance reflects:

Regulated Utility

- New FERC-approved wholesale rates effective March 1, 2008;
- Minnesota Power's intention to file a retail rate case with the MPUC in mid-2008, with interim rates in effect 60 days later;
- Minnesota Power's expectation that electricity sales to industrial customers will continue at the current high levels during 2008;
- increased revenue from current cost recovery riders related to the Company's investments in environmental and renewable energy initiatives;
- increased operation and maintenance expenses, including labor and benefit costs;
- increased financing costs associated with the 2008 capital expenditure program;
- anticipation of approximately $316 million in capital expenditures in 2008, about half of which will be invested in environmental and renewable energy initiatives;

Investment in ATC

- the expectation of ALLETE investing an additional $5 to $7 million in ATC in 2008;

Real Estate

- a continuation of the difficult market conditions; and
- an expectation that net income in 2008 will be less than in 2007.

Energy. As part of our strategy, we will leverage the strengths of our Regulated Utility business to improve our strategic and financial outlook and seek growth opportunities in close proximity to existing operations in the Midwest. We believe electric industry deregulation is unlikely in Minnesota and Wisconsin in the next five years.

Minnesota Power expects significant rate base growth over the next several years as it makes capital expenditures to comply with renewable energy requirements and environmental mandates. In addition, significant investment will be made in our existing low-cost generation fleet to provide for continued future operations as we continue to believe ownership of low-cost generation is a competitive advantage. Minnesota Power will also look for transmission opportunities which strengthen and enhance the regional transmission grid and take advantage of our geographic location between sources of renewable energy and growing energy markets. Our capital investments will be recovered through a combination of current cost recovery riders and anticipated increased base electric rates. We also expect an average annual kilowatt-hour growth of approximately one percent from our existing customers, as well as up to 400 MW of additional growth from several potential new industrial customers planning projects in our service territory.

Our energy strategy is to be a leader in the movement toward renewable energy and cleaner power plants. We believe we can meet our customers' electric energy needs for the next decade while achieving real reductions in total carbon emissions. We intend to aggressively pursue renewable energy resources and expect to comply with Minnesota's 25 percent renewable energy mandate prior to the 2025 deadline.

Outlook (Continued)
Energy (Continued)

Integrated Resource Plan. On October 31, 2007, Minnesota Power filed its Integrated Resource Plan (IRP), a comprehensive estimate of future capacity needs within the Minnesota Power service territory. Minnesota Power believes it can meet the estimated future customer demand for the next decade while achieving real reductions in the emission of GHGs (primarily carbon dioxide).

Minnesota Power plans to meet expected loads through approximately 2020 by adding a significant amount of renewable generation and some supporting peaking generation. We do not plan to add new coal generation or enter into long-term power purchase agreements from coal-based generation resources without a GHG solution. We plan to add 300 to 500 megawatts of carbon-minimizing renewable energy to our generation mix. Besides the additional generation from renewable sources, Minnesota Power anticipates future supply will come from a combination of sources, including:

- "As-needed" peaking and intermediate generation facilities;
- Expiration of wholesale contracts presently in place;
- Short-term market purchases;
- Improved efficiency of existing generation and power delivery assets; and
- Expanded conservation and demand-side management initiatives.

We do not anticipate the need for new base load system generation within the Minnesota Power service territory through approximately 2020, and we project a one percent average annual growth in electric usage from our existing customers over that time frame.

Mesaba Energy Project. On August 30, 2007, the MPUC issued an order denying Excelsior Energy Inc.'s request for a power purchase agreement with Xcel Energy to sell power from the Mesaba Energy Project (Mesaba Project). We participated in the MPUC proceeding to demonstrate the unnecessary costs the Mesaba Project would cause for our ratepayers and the negative energy policy impacts of a forced resource addition. The MPUC's August 30, 2007, order states that the MPUC will explore in IRPs and resource acquisition proceedings whether all Minnesota utilities should participate in the Mesaba Project. Beyond the fact that we forecast no need for base load energy supply additions until late in the next decade, we object to the Mesaba Project because it does not include a GHG solution.

Climate Change. A key component of our energy strategy is a goal to reduce overall GHG emissions. While there continues to be debate about the causes and extent of global warming, certain scientific evidence suggests that emissions from fossil fuel generation facilities are a contributing factor. Minnesota Power has a long history of environmental stewardship.

We believe that future regulations may restrict the emissions of GHGs from our generation facilities. Several proposals on the Federal level to "cap" the amount of GHG emissions have been made. Other proposals consider establishing emissions allowances or taxes as economic incentives to address the GHG emission issue.

In 2007, Minnesota passed legislation establishing non-binding targets for GHG reductions. This legislation establishes a goal of reducing statewide GHG emissions across all sectors producing those emissions to a level at least 15 percent below 2005 levels by 2015, at least 30 percent below 2005 levels by 2025, and at least 80 percent below 2005 levels by 2050. Minnesota is also participating in the Midwestern Greenhouse Gas Accord, a regional effort to develop a multi-state approach to GHG emission reductions. We are proactively taking steps to strategically engage the GHG emission issue and the impact of climate change regulation on our business.

Minnesota Power is addressing this challenge by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements.

- We will consider only carbon minimizing resources to supply power to our customers. We will not consider a new coal resource without a carbon emission solution.
- We will aggressively pursue Minnesota's Renewable Energy Standard by adding significant renewable resources to our portfolio of generation facilities and power supply agreements.
- We will continue to improve the efficiency of coal-based generation facilities.
- We plan to implement aggressive demand side conservation efforts.
- We will continue to support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- We plan to achieve overall carbon emission reductions while maintaining competitively priced electric service to our customers.

Renewable Generation Sources. The areas in which we operate have strong wind, water and biomass resources, and provide us with opportunities to develop a number of renewable forms of generation. Our electric service area in Northeastern Minnesota is well situated for delivery of renewable energy that is generated here and in adjoining regions. We intend to secure the most cost competitive and geographically advantageous renewable energy resources available. We believe that the demand for these resources is likely to grow, and the costs of the resources to generate renewable energy will continue to escalate. While we intend to maintain our disciplined approach to developing generation assets, we also believe that by acting sooner rather than later we can deliver lower cost power to our customers and maintain or improve our cost competitiveness among regional utilities. We will continue to work cooperatively with our customers, our regulators and the communities we serve to develop generation options that reflect the needs of our customers as well as the environment. We believe that our location and our proactive leadership in developing renewable generation provide us with a competitive advantage.

We have already begun executing this strategy. For more than a century, we have been Minnesota's leading producer of renewable hydroelectric energy. By the second quarter of this year, we will have doubled our renewable generation capacity with wind additions in North Dakota and Minnesota. We will also continue to support research and development activity in carbon capture and storage technologies that will enable our industry to better manage GHG emissions associated with existing and future coal based generating assets.

Renewable Energy. In February 2007, Minnesota enacted a law requiring Minnesota Power to generate or procure 25 percent of our energy through renewable energy sources by 2025. The legislation also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. The legislation allows the MPUC to modify or delay a standard obligation if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a standard, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. Minnesota Power was developing and making renewable supply additions as part of its generation planning strategy prior to this legislation and this activity continues. Minnesota Power believes it will meet the requirements of this legislation.

In December 2006, we began purchasing the output from a 50-MW wind facility, Oliver Wind I, located in North Dakota, under a 25-year power purchase agreement with an affiliate of FPL Energy.

In May 2007, the MPUC approved a second 25-year wind power purchase agreement to purchase an additional 48-MW of wind energy from Oliver Wind II, an expansion of Oliver Wind I located in North Dakota. The MPUC also allowed current cost recovery for associated transmission upgrades. In November 2007, Oliver Wind II became operational and we began purchasing the output from the wind facility.

In May 2007, the MPUC approved a 20-year Community-Based Energy Development Project power purchase agreement. The 2.5-MW Wing River Wind project, with Wing River Wind, LLC, became operational July 2007.

In September 2007, the MPUC approved our site permit application and we began construction of the $50 million, 25-MW Taconite Ridge Wind I Facility, located in northeastern Minnesota. Minnesota Power filed a petition for current cost recovery on the Taconite Ridge Wind I Facility with the MPUC in August 2007. In October 2007, the DOC recommended approval of Minnesota Power's current cost recovery filing. The MPUC hearing regarding Minnesota Power's current cost recovery filing is currently waiting scheduling. The Taconite Ridge Wind I Facility is expected to become operational in mid-2008.

We continue to investigate additional renewable energy resources including biomass, hydroelectric and wind generation that will help us meet the Minnesota 25 percent renewable energy standard. In particular, we are conducting a feasibility study for construction of a 25-MW biomass generating unit at Laskin, as well as looking at opportunities to expand biomass energy production at existing facilities. Additionally, we are pursuing a potential 10-MW expansion of our Fond du Lac hydroelectric station. We will make specific renewable project filings for regulatory approval as needed.

In January 2008, Minnesota Power and Manitoba Hydro executed a term sheet for the purchase of surplus energy beginning in 2008 and an anticipated 250-MW capacity purchase to begin in about 2020. Minnesota Power anticipates the initial purchase of surplus energy will be about 100 MWs during high hydro production periods in the spring and fall. The 250-MW long-term purchase will require construction of hydroelectric facilities in Manitoba and major new transmission facilities between Canada and the United States. Minnesota Power and Manitoba Hydro have one year to complete negotiations and sign a definitive agreement. Each purchase is expected to require MPUC approval.

CapX 2020. Minnesota Power is a participant in the CapX 2020 project which represents an effort to ensure the electricity reliability of Minnesota and the surrounding region for the future. CapX 2020 started with the state's largest transmission owners, including electric cooperatives, municipals and investor-owned utilities, assessing the transmission system and projected growth in customer demand for electricity through 2020. Studies show that the region's transmission system will require major upgrades and expansion to accommodate increased electricity demand as well as support renewable energy expansion through 2020.

The CapX 2020 participants filed a Certificate of Need for three 345 kV lines and associated system interconnections with the MPUC in August 2007. Following a public process, the MPUC is expected to decide on the need for these 345 kV lines by early 2009. If the MPUC certifies need, it will then determine routes for the new lines in subsequent proceedings. Portions of the 345 kV lines will also require approvals by federal officials and by regulators in North Dakota, South Dakota and Wisconsin. A fourth line, a 230 kV line in north central Minnesota, is also among the CapX 2020 projects. A request for a Certificate of Need/Site Permit for this line is expected to be filed by mid-2008, with the MPUC decision on need and routing expected approximately one year later.

Minnesota Power may invest capital in two of the lines, a 250-mile 345 kV line between Fargo, North Dakota and Monticello, Minnesota, and a 70-mile 230 kV line between Bemidji and Grand Rapids, Minnesota. Our investment in these two lines would entail an estimated $60 million and $90 million, respectively. Upon receipt of the required Certificates of Need, we intend to file with the MPUC for current cost recovery of the expenditures related to our investment in the lines under a Minnesota Power transmission cost recovery tariff rider mechanism authorized by Minnesota legislation. For the utilities involved, the first four projects represent a combined investment of approximately $1.4 to $1.7 billion. Construction of the lines is targeted to begin in 2009 or 2010 and last approximately three to four years, but depends on the timing and outcome of regulatory need and routing decisions.

AREA and Boswell Unit 3 Emission Reduction Plans. In May 2006, the MPUC approved our filing for current cost recovery of expenditures to reduce emissions to meet pending federal requirements at Taconite Harbor and Laskin under the AREA Plan. The AREA Plan approval allows Minnesota Power to recover Minnesota jurisdictional costs for SO_2, NO_X and mercury emission reductions made at these facilities without a rate proceeding. Current cost recovery from retail customers will include a return on investment and recovery of incremental expense. The AREA Plan is expected to significantly reduce emissions from Taconite Harbor and Laskin, while maintaining a reliable and reasonably-priced energy supply to meet the needs of our customers. We believe that control and abatement technologies applicable to these plants have matured to the point where further significant air emission reductions can be attained in a relatively cost-effective manner. Current cost recovery filings are required to be made 90 days prior to the anticipated in-service date for the equipment at each unit, with rate recovery beginning the month following the in-service date.

Minnesota Power has completed installation of new equipment at Laskin and current cost recovery of AREA Plan costs has begun. The first of three Taconite Harbor unit installations was completed and placed back in-service in June 2007, with current cost-recovery began in July 2007. We anticipate cost recovery on the other Taconite Harbor units once work is completed and the units have been placed back in-service, which is expected in late 2008. As of December 31, 2007, we have spent $36 million of the anticipated $60 million in AREA Plan expenditures.

In May 2006, we announced plans to make emission reduction investments at our Boswell Unit 3 generating unit. Plans include reductions of particulate, SO_2, NO_X and mercury emissions to meet pending federal and state requirements. In late March 2007, the Boswell Unit 3 project received the necessary construction permits. On October 26, 2007, the MPUC issued a written order approving Minnesota Power's petition for current cost recovery for the Boswell Unit 3 emission reduction plan with some minor modifications and additional reporting requirements. MPUC approval authorized a cash return on construction work in progress during the construction phase in lieu of AFUDC-Equity and allows for a return on investment and current cost recovery of incremental operations and maintenance expenses once the unit is placed into service in late 2009. On December 26, 2007, the MPUC approved Boswell Unit 3's rate adjustment for 2008. As of December 31, 2007, we have spent $89 million of the anticipated $200 million in Boswell Unit 3 emission reduction plan expenditures.

Rate Cases. We have and will continue to significantly increase our rate base. On December 28, 2007, we submitted a filing with the FERC seeking to increase electric rates for our wholesale customers. On February 8, 2008, the FERC approved our wholesale rate. Our wholesale customers consist of 16 municipalities in Minnesota and two private utilities in Wisconsin, including SWL&P. The FERC authorized an average 10 percent increase for wholesale municipal customers, a 12.5 percent increase for SWL&P, and an overall return on equity of 11.25 percent. The rate increase will go into effect on March 1, 2008, and on an annualized basis, the filing will generate approximately $7.5 million in additional revenue. We also anticipate filing a retail rate case with the MPUC in mid-2008. SWL&P also anticipates filing a retail rate case with the PSCW in 2008.

Industrial Customers. Electric power is a key component in the mining, paper production and pipeline industries. Approximately 50 percent of our Regulated Utility kilowatthour sales are made to our Large Power Customers in the taconite, paper and pulp, and pipeline industries.

Based on our research of the taconite industry, Minnesota taconite production for 2008 is anticipated to be about 41.5 million tons (production was 39 million tons in 2007; 40 million tons in 2006 and 41 million tons in 2005).

The pulp and paper customers are projected to run near capacity in 2008. Capacity closures in North America and Europe, along with the strength of the Euro and Canadian dollar, should benefit Minnesota Power's customers.

Our pipeline customers continued to operate at or above historic pumping levels during 2007 and forecast operating at record pumping levels in 2008. As Western Canadian oil sands reserves continue to develop and expand, pipeline operators served by the Company are executing expansion plans to transport additional crude oil supply to United States markets. We believe we are strategically positioned to serve these expanding pipeline facilities as Canadian supply continues to grow and displace domestic and imported Gulf Coast production.

Several natural resource-based companies have been making significant progress developing new projects in northeastern Minnesota. These potential projects are in the ferrous and non-ferrous mining, paper, oil and steel related industries. They include the Polymet Mining, Mesabi Nugget and Minnesota Steel Industry projects, as well as the Keewatin Taconite expansion. If some or all of these projects are completed, Minnesota Power could serve between 100 MW and 400 MW of new load.

In 2006, a contract for approximately 70 MW was executed with PolyMet Mining, a new customer planning to start a copper, nickel and precious metals (non-ferrous) mining operation in late 2008. If PolyMet Mining receives all necessary environmental permits and achieves start-up, the contract will be fully implemented and would run through at least 2018. In April 2007, the MPUC approved our contract with PolyMet Mining.

In June 2007, a contract was executed with Mesabi Nugget, a company currently constructing an iron nugget facility near Hoyt Lakes, Minnesota. Iron nuggets, which typically consist of more than 94 percent iron (compared to taconite pellets at 63-65 percent iron), are ideal in meeting the requirements of electric-arc furnaces producing steel. On February 7, 2008, the MPUC held a hearing on the contract and adopted a motion approving the contract, subject to the issuance of a written order. Mesabi Nugget has received all necessary permits to begin construction and operations in 2008 and would be a 15-MW customer with the potential for further load growth. The Mesabi Nugget contract would run through at least 2017.

In February 2008, United States Steel announced its intent to restart a pellet line at its Keewatin Taconite processing facility. This pellet line, which has been idled since 1980, would be restarted and updated as part of a $300 million investment. It is anticipated to bring about 3.6 million tons of additional pellet making capability to Northeastern Minnesota by 2011, pending successful approval of environmental permitting.

A new contract with Blandin Paper was approved by the MPUC on February 4, 2008. The new contract carries forward the same contract term, cancellation provision and take-or-pay provisions of the prior contract and only changed the demand nomination feature.

Minnesota Fuel Clause. In June 2003, the MPUC initiated an investigation into the continuing usefulness of the fuel clause as a regulatory tool for electric utilities. Our initial comments on the proposed scope and procedure of the investigation were filed in July 2003. In November 2003, the MPUC approved the initial scope and procedure of the investigation. Subsequent comments were filed during 2004. The fuel clause docket then became dormant while the MISO Day 2 docket, which held many fuel clause considerations, became active. In March 2007, the MPUC solicited comments on whether the original fuel clause investigation should continue and, if so, what issues should be pursued. We filed comments in April 2007, suggesting that if the investigation continued, it should focus on remaining key elements of the fuel clause, beyond the purchased power transactions examined in the MISO Day 2 proceeding, such as fuel purchases and outages. Additionally, we suggested that more specialized fuel clause issues be addressed in separate dockets on an as needed basis. The DOC filed a letter requesting that the parties to the docket update the record in this proceeding by the end of September 2007. Minnesota Power complied by filing additional comments, updating our previous filings in the fuel clause investigation docket to account for changes occurring since the investigation began in July 2003. Reply comments were filed in October 2007. The fuel clause investigation docket is awaiting further action by the MPUC.

Fuel Clause Recovery of MISO Day 2 Costs. We filed a petition with the MPUC in February 2005 to amend our fuel clause to accommodate costs and revenue related to the day-ahead and real-time markets through which we engage in wholesale energy transactions in MISO (MISO Day 2). In December 2006, the MPUC issued an order allowing us and the other utilities involved in the MISO Day 2 proceeding to continue recovering MISO Day 2 charges through the Minnesota retail fuel clause except for MISO Day 2 administrative charges. On January 8, 2007, this order was challenged by the Minnesota OAG, through a request for reconsideration. The request was opposed by Minnesota Power and the other utilities, as well as MISO. The reconsideration request was denied by the MPUC. Upon denial of the reconsideration request, the OAG appealed the MPUC Order in a filing with the Minnesota Court of Appeals. Oral argument in the case will be held on February 27, 2008, and a decision would be expected approximately 90 days thereafter. The Company is unable to predict the outcome of this matter.

The December 2006 MPUC order, subject to appeal, granted deferred accounting treatment for three MISO Day 2 charge types that were determined to be administrative charges. Under the order, Minnesota Power refunded, through customer bills, approximately $2 million of administrative charges previously collected through the fuel clause between April 1, 2005, and December 31, 2006, and recorded these administrative charges as a regulatory asset. We were permitted to continue accumulating MISO Day 2 administrative charges after December 31, 2006, as a regulatory asset until we file our next rate case, at which time recovery for such charges will be determined. The balance of this regulatory asset was $3.7 million on December 31, 2007, and we consider regulatory recovery to be probable. This order removed the subject to refund requirement of the two interim orders, and included extensive fuel clause reporting requirements impacting our monthly and annual fuel clause filings with the MPUC. There was no impact on earnings as a result of this ruling. As a result of the MPUC's December 2006 order allowing recovery of nearly all MISO Day 2 charges through the fuel clause, we rescinded our December 2005 Letter of Intent to Withdraw from MISO in December 2006.

Investment in ATC. Our Wisconsin subsidiary, Rainy River Energy Corporation – Wisconsin, has invested $60 million in ATC. As of December 31, 2007, our equity investment balance in ATC was $65.7 million, representing approximately an 8 percent ownership interest. (See Note 6.) We will have the opportunity to make additional investments in ATC through general capital calls based upon our pro-rata investment level in ATC. We expect to invest an additional $5 to $7 million in 2008.

Real Estate. Conditions in the Florida real estate market were very difficult in 2007. Market demand worsened throughout the year, consistent with conditions experienced throughout most of the rest of the country. While we are unable to predict when the Florida real estate market will improve, we believe the long-term growth indicators for Florida real estate remain strong.

Substantially all of our properties have key entitlements in place. With minimal leverage, low on-going carrying costs and a low inventory book basis, we expect that our Real Estate business will continue to be profitable, and an important contributor to ALLETE's on-going earnings stream. We expect net income from Real Estate to be approximately 10 percent to 20 percent of total ALLETE consolidated net income over the next several years. We believe the northeastern Florida market area where a large portion of our real estate inventory is located will continue to experience above average long-term population growth, and our inventory of mixed-use land in those areas will remain attractive to buyers.

ALLETE Properties plans to maximize the value of the property it currently owns through entitlement, infrastructure improvements and orderly sales of properties. In addition to managing its current real estate inventory, ALLETE Properties is focused on identifying, acquiring, entitling and developing infrastructure on vacant land in Florida and other parts of the southeast United States.

Outlook (Continued)
Real Estate (Continued)

Progress continues on our three major planned development projects in Florida—Town Center, a new downtown for Palm Coast; Palm Coast Park, located in northwest Palm Coast; and Ormond Crossings, located in Ormond Beach along Interstate 95. (See Item 1 – Business - Real Estate.) Other ongoing land sales and rental income at the retail shopping center in Winter Haven provide us with additional revenue.

Summary of Development Projects For the Year Ended December 31, 2007	Ownership	Total Acres *(a)*	Residential Units *(b)*	Non-residential Sq. Ft. *(b, c)*
Town Center	80%			
At December 31, 2006		1,356	2,222	2,705,310
Property Sold		(99)	(130)	(540,059)
Change in Estimate *(a)*		(266)	197	62,949
		991	2,289	2,228,200
Palm Coast Park	100%			
At December 31, 2006		4,337	3,760	3,156,800
Property Sold		(888)	(606)	(40,000)
Change in Estimate *(a)*		(13)	–	–
		3,436	3,154	3,116,800
Ormond Crossings	100%			
At December 31, 2006		5,960	*(d)*	*(d)*
Change in Estimate *(a)*		8		
		5,968		
		10,395	5,443	5,345,000

(a) Acreage amounts are approximate and shown on a gross basis, including wetlands and minority interest.
(b) Estimated and includes minority interest. Density at build out may differ from these estimates.
(c) Depending on the project, non-residential includes retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional.
(d) A development order approved by the City of Ormond Beach includes up to 3,700 residential units and 5 million square feet of non-residential space. We estimate the first two phases of Ormond Crossings will include 2,500-3,200 residential units and 2.5-3.5 million square feet of various types of non-residential space. Density of the residential and non-residential components of the project will be determined based upon market and traffic mitigation cost considerations. Approximately 2,000 acres will be devoted to a regionally significant wetlands mitigation bank.

Summary of Other Land Inventories For the Year Ended December 31, 2007	Ownership	Total	Mixed Use	Residential	Non-residential	Agricultural
Acres *(a)*						
Palm Coast Holdings	80%					
At December 31, 2006		2,136	1,404	346	247	139
Property Sold		(111)	(78)	–	(14)	(19)
Change in Estimate *(a)*		(1,160)	(964)	(239)	96	(53)
		865	362	107	329	67
Lehigh	80%					
At December 31, 2006		223	–	140	74	9
Change in Estimate *(a)*		6	–	–	–	6
		229	–	140	74	15
Cape Coral	100%					
At December 31, 2006		30	–	1	29	–
Property Sold		(8)	–	–	(8)	–
		22	–	1	21	–
Other *(b)*	100%					
At December 31, 2006		934	–	–	–	934
Property Sold		(364)	–	–	–	(364)
Change in Estimate *(a)*		(113)	–	–	–	(113)
		457	–	–	–	457
		1,573	362	248	424	539

(a) Acreage amounts are approximate and shown on a gross basis, including wetlands and minority interest.
(b) Includes land located in Palm Coast, Florida not included in development projects.

Outlook (Continued)
Real Estate (Continued)

Town Center. Major construction continues at Town Center. In April 2007, Palm Coast Center, LLC and Target Corporation closed on a 52 acre commercial site and immediately began construction on a 424,000 square foot retail power center. An 85,000 square foot Publix grocery store anchored retail center opened in 2007, and an 84,000 square foot medical center is under construction along with a Hilton Garden Inn and a residential condominium project. Several other projects are in the permitting stage including a charter school, independent living facility, movie theater, office buildings and banks.

At build-out, Town Center is expected to include approximately 3,200 residential units including lodging rooms and assisted living units, and 3.8 million square feet of various types of non-residential space. Market conditions will determine how quickly Town Center builds out.

Palm Coast Park. Major infrastructure construction at Palm Coast Park was substantially complete by the end of 2007. At build-out, Palm Coast Park is expected to include approximately 4,000 residential units, 3.2 million square feet of various types of non-residential space and certain public facilities. Market conditions will determine how quickly Palm Coast Park builds out.

Ormond Crossings. Planning, engineering design and permitting of the master infrastructure are ongoing. Density of the residential and non-residential components of the project will be determined based upon market and traffic mitigation cost considerations. We estimate the first two phases of Ormond Crossing will include 2,500-3,200 residential units and 2.5–3.5 million square feet of various types of non-residential space.

Ormond Crossings will also include an approximately 2,000 acre regionally significant wetlands mitigation bank that is expected to be fully permitted by the St. Johns River Water Management District and the U.S. Army Corps of Engineers by mid-2009. Wetland mitigation credits will be used at Ormond Crossings and will be available for sale to other developers. Market conditions will determine how quickly Ormond Crossings builds out.

We have a diversified mix of residential and non-residential property under contract and available for sale. At December 31, 2007, total pending land sales under contract were $55.2 million ($113.8 million at December 31, 2006) and are anticipated to close at various times through 2012. Prices on these contracts range from $20 to $42 per non-residential square foot, $15,000 to $27,200 per residential unit and $11,200 to $660,000 per acre for all other properties. Prices per acre are stated on a gross acreage basis and are dependent on the type and location of the properties sold. The majority of the other properties under contract are zoned non-residential or mixed use. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

Real Estate Pending Contracts *(a, b)* **At December 31, 2007**	**Quantity** *(c)*	**Contract Sales Price**
Dollars in Millions		
Town Center		
Non-residential Sq. Ft.	304,000	$9.6
Residential Units	490	9.3
Palm Coast Park		
Non-residential Sq. Ft.	–	–
Residential Units	1,263	31.9
Other Land		
Acres	123	4.4
Total Pending Land Sales Under Contract		$55.2

(a) For the year ended December 31, 2007, we had contract cancellations totaling $22.1 million.
(b) Pending contracts are contracts for which the due diligence period has ended, and the contract deposit is non-refundable subject to performance by the seller.
(c) Acreage amounts are approximate and shown on a gross basis, including wetlands and minority interest. Non-residential square feet and residential units are estimated and include minority interest. The actual property densities at build-out may differ from these estimates.

Decreases in pending land sales under contract during 2007 are primarily due to closing two large sales during the second quarter of 2007 and contract cancellations totaling $22.1 million. In April 2007, Palm Coast Center, LLC and Target Corporation closed on a tract at Town Center for $12.6 million and in June 2007, LRCF Palm Coast, LLC (Lowe Enterprises) closed on the first phase of its Sawmill Creek project at Palm Coast Park for $13.1 million pursuant to revised contract terms.

Outlook (Continued)
Real Estate. (Continued)

If a purchaser defaults on a sales contract, the legal remedy is limited to terminating the contract and retaining the purchaser's deposit. The property is then available for resale. In many cases, contract purchasers incur significant costs during due diligence, planning, designing and marketing the property before the contract closes, therefore they have substantially more at risk than the deposit.

As of December 31, 2007, we had $2.7 million of deferred profit on sales of real estate, before taxes and minority interest, on our balance sheet. All of the deferred profit relates to Town Center and is expected to be recognized in 2008 as the remaining development obligations are completed.

Other. We have the potential to recognize gains or losses on the sale of investments in our emerging technology portfolio. We plan to sell investments in our emerging technology portfolio as shares are distributed to us. Some restrictions on sales may apply, including, but not limited to, underwriter lock-up periods that typically extend for 180 days following an initial public offering. We have committed to make up to $1.0 million in additional investments in certain emerging technology holdings. We do not have plans to make any additional investments beyond this commitment.

Income Taxes. ALLETE's aggregate federal and multi-state statutory tax rate is expected to be approximately 40 percent for 2008. On an ongoing basis, ALLETE has certain tax credits and other tax adjustments that will reduce the statutory rate to the expected effective tax rate. These tax credits and adjustments historically have included items such as investment tax credits, AFUDC-Equity, domestic manufacturer's deduction, depletion, Medicare prescription reimbursement, as well as other items. The annual effective rate can also be impacted by such items as changes in income from operations before minority interest and income taxes, state and federal tax law changes that become effective during the year, business combinations and configuration changes, tax planning initiatives and resolution of prior years' tax matters. We expect our effective tax rate to be approximately 35 percent for 2008.

Liquidity and Capital Resources

Cash Flow Activities

We believe our financial condition is strong, as evidenced by a debt to total capital ratio of 36 percent at December 31, 2007. Our cash and cash equivalents and short-term investments were $46.4 million at December 31, 2007.

Operating Activities. Cash flow from operating activities was $123.1 million for 2007 ($142.5 million for 2006; $53.5 million for 2005). Cash flow from operating activities was lower in 2007 than 2006 primarily due to a decrease in cash flow from operating assets and liabilities. Colder weather in December 2007 resulted in an increase in customer receivables of $14.7 million. Cash used for prepayments and other is higher in 2007 due to an $11.5 million change in deferred fuel costs yet to be recovered through future billings. The increase in deferred fuel costs are a result of higher purchased power expenses due to generation outages relating to the AREA Plan environmental retrofits, lower hydro generation, lower Square Butte entitlement and Square Butte's major scheduled outage. Other current liabilities decreased primarily due to a reduction in accrued taxes of $8.9 million. The decrease in cash flow from operating activities was partially offset by increased earnings from continuing operations of $11.2 million and a decrease in cash used for discontinued operations of $13.5 million.

Cash flow from operating activities was higher in 2006 than 2005, primarily due to the $77.9 million Kendall County Charge in 2005 and related $24.3 million federal tax refund received in 2006. Cash also increased $4.4 million in 2006 due to the collection of customer receivables which were up as a result of colder weather in December 2005. Other differences between 2006 and 2005 include an additional $9 million cash used for inventories in 2006 and the payment of approximately $13 million of 2005 accrued liabilities. Additional inventories primarily reflect coal purchases in anticipation of maintenance on coal handling equipment.

Investing Activities. Cash flow used for investing activities was $154.1 million for 2007 (cash flow used for investing activities of $154.7 million for 2006; cash flow from investing activities of $3.9 million for 2005). Activity within our short-term investment portfolio reflected increased net sales of short-term investments of $81.4 million compared to $12.4 million in 2006. The net proceeds from the sale of short-term investments were used to fund increased additions to property, plant and equipment. Additions to property, plant and equipment were higher in 2007 than 2006 by $111.7 million primarily due to increased spending on major environmental construction projects. Cash invested in ATC decreased from $51.4 million in 2006 to $8.7 million in 2007.

Cash used for investing activities was higher in 2006 than 2005, primarily due to $51.4 million invested in ATC and a $43.7 million increase in expenditures for property, plant and equipment due to major environmental construction projects. Activity within our short-term investment portfolio reflected net sales of short-term investments of $12.4 million compared to $32.3 million in 2005.

Liquidity and Capital Resources (Continued)
Cash Flow Activities (Continued)

Financing Activities. Cash flow from financing activities was $9.5 million for 2007 (cash used for financing activities was $32.6 million for 2006; cash used for financing activities was $13.9 million for 2005). The increase in cash flows from financing activities resulted from additional long-term debt issued in 2007, which included $50.0 million of Senior unsecured notes and $6.0 million in tax exempt bonds at SWL&P. The increase in new long-term debt was offset partially by the retirement of $20.0 in first mortgage bonds and $2.5 million in variable demand revenue refunding bonds. In 2007, $66.5 million in long-term debt was refinanced at lower rates.

Cash used for financing activities was higher in 2006 than 2005 primarily due to an additional $7.2 million in dividends paid as a result of more shares outstanding, a higher dividend rate and fewer shares of common stock issued under our long-term incentive compensation plan. In 2006, we refinanced $77.8 million of long-term debt at lower rates.

In 2006, our Town Center development project was financed with tax-exempt bonds issued by the Town Center District and a revolving development loan. In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6% Capital Improvement Revenue Bonds, Series 2005, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2036). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to pay for the construction of a portion of the major infrastructure improvements at Town Center. The bonds are payable from and collateralized by the revenue derived from assessments imposed, levied and collected by the Town Center District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Town Center District benefiting from the improvements. The assessments were billed to Town Center landowners effective November 2006. To the extent that we still own land at the time of the assessment, we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned approximately 69 percent of the assessable land in the Town Center District (73 percent at December 31, 2006). As we sell property, the obligation to pay special assessments passes to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Our Palm Coast Park development project in Florida is being financed with tax-exempt bonds issued by the Palm Coast Park District. In May 2006, Palm Coast Park District issued $31.8 million of tax-exempt, 5.7% Special Assessment Bonds, Series 2006 which are payable through property tax assessments on the land owners over 31 years (by May 1, 2037). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to fund the construction of the major infrastructure improvements at Palm Coast Park, and to mitigate traffic and environmental impacts. The bonds are payable from and collateralized by the revenue derived from assessments imposed, levied and collected by the Palm Coast Park District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Palm Coast Park District benefiting from the improvements. The assessments will be billed to Palm Coast Park landowners effective November 2007. To the extent that we still own land at the time of the assessment, we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned 86 percent of the assessable land in the Palm Coast Park District (97 percent at December 31, 2006). As we sell property, the obligation to pay special assessments passes to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Working Capital. Additional working capital, if and when needed, generally is provided by the sale of commercial paper. We have 0.2 million original issue shares of our common stock available for issuance through *Invest Direct*, our direct stock purchase and dividend reinvestment plan. We have bank lines of credit aggregating $170.0 million, the majority of which expire in January 2012. In January 2006, we renewed, increased and extended a committed, syndicated, unsecured revolving credit facility with LaSalle Bank National Association, as Agent, for $150 million (Line) with a maturity date of January 11, 2011. The Line was subsequently extended for an additional year in December 2006 and currently matures on January 11, 2012. At our request and subject to certain conditions, the Line may be increased to $200 million and extended for two additional 12-month periods. We may prepay amounts outstanding under the Line in whole or in part at our discretion. Additionally, we may irrevocably terminate or reduce the size of the Line prior to maturity. The Line may be used for general corporate purposes, working capital and to provide liquidity in support of our commercial paper program. The amount and timing of future sales of our securities will depend upon market conditions and our specific needs. We may sell securities to meet capital requirements, to provide for the retirement or early redemption of issues of long-term debt, to reduce short-term debt and for other corporate purposes.

Liquidity and Capital Resources (Continued)

Securities

On December 10, 2007, ALLETE filed a registration statement with the SEC, pursuant to Rule 415 under the Securities Act of 1933, relating to the possible issuance from time to time of ALLETE common stock or first mortgage bonds. The amount of securities issuable by ALLETE is established from time to time by its board of directors. We may sell all or a portion of the above-described registered securities if warranted by market conditions and our capital requirements. Any offer and sale of the above-mentioned securities will be made only by means of a prospectus meeting the requirements of the Securities Act of 1933 and the rules and regulations there under.

On February 1, 2007, we issued $60 million in principal amount of First Mortgage Bonds (Bonds), 5.99% Series due February 1, 2027, in the private placement market. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. Proceeds were used to retire $60 million in principal amount of First Mortgage Bonds, 7% Series on February 15, 2007.

On June 8, 2007, we issued $50 million of senior unsecured notes (Notes) in the private placement market. The Notes bear an interest rate of 5.99 percent and will mature on June 1, 2017. We have the option to prepay all or a portion of the Notes at our discretion, subject to a make-whole provision. We used the proceeds from the sale of the Notes to fund utility capital projects and for general corporate purposes.

On behalf of SWL&P, the City of Superior, Wisconsin, issued $6.4 million in principal amount of Collateralized Utility Revenue Refunding Bonds (Series A Bonds) and $6.1 million of Collateralized Utility Revenue Bonds (Series B Bonds) on October 3, 2007. The Series A Bonds bear an interest rate of 5.375% and will mature on November 1, 2021. The proceeds, together with other funds, were used to redeem $6.5 million of existing 6.125% bonds. The Series B Bonds bear an interest rate of 5.75% and will mature on November 1, 2037. The proceeds will be used to fund qualifying electric and gas projects.

On January 11, 2008, we accepted an offer from certain institutional buyers in the private placement market to purchase $60 million of First Mortgage Bonds (Bonds). The Bonds were issued on February 1, 2008, carry an interest rate of 4.86% and will mature on April 1, 2013. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. We intend to use the proceeds from the sale of the Bonds to fund utility capital expenditures and for general corporate purposes.

Financial Covenants

Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a quarterly ratio of its Funded Debt to Total Capital of less than or equal to 0.65 to 1.00. Failure to meet this covenant could give rise to an event of default, if not corrected after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. As of December 31, 2007, ALLETE was in compliance with its financial covenants.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are discussed in Note 8.

Contractual Obligations and Commercial Commitments

Our long-term debt obligations, including long-term debt due within one year, represent the principal amount of bonds, notes and loans which are recorded on our consolidated balance sheet, plus interest. The table below assumes the interest rate in effect at December 31, 2007, remains constant through the remaining term. (See Note 7.)

Unconditional purchase obligations represent our Square Butte power purchase agreements, minimum purchase commitments under coal and rail contracts, additional investment commitments in emerging technology funds and purchase obligations for capital expenditures related to the Taconite Ridge Wind Facility, AREA and Boswell Unit 3 environmental upgrade projects. (See Note 8.)

Under our power purchase agreement with Square Butte that extends through 2026, we are obligated to pay our pro rata share of Square Butte's costs based on our entitlement to the output of Square Butte's 455-MW coal-fired generating unit near Center, North Dakota. Our payment obligation is suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. The following table reflects our share of future debt service based on our output entitlement of approximately 55 percent in 2008 and 50 percent thereafter. (See Note 8.)

We have two wind power purchase agreements with an affiliate of FPL Energy to purchase the output from two wind facilities, Oliver Wind I and II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Contractual Obligations As of December 31, 2007	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Millions					
Long-Term Debt *(a)*	$760.2	$33.7	$79.6	$47.7	$599.2
Operating Lease Obligations	86.4	8.1	23.0	12.4	42.9
FIN 48 – Uncertain Tax Positions	4.5	2.0	2.5	–	–
Unconditional Purchase Obligations	407.7	114.2	64.7	28.8	200.0
	$1,258.8	$158.0	$169.8	$88.9	$842.1

(a) *Includes interest and assumes variable interest rates in effect at December 31, 2007, remains constant through remaining term.*

We expect to contribute approximately $11 million to our defined benefit pension plans and $6 million to our postretirement health and life plans in 2008. We are unable to predict contribution levels to our defined benefit pension or postretirement health and life plans after 2008.

Credit Ratings

Our securities have been rated by Standard & Poor's and by Moody's. Rating agencies use both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective. The disclosure of these credit ratings is not a recommendation to buy, sell or hold our securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Credit Ratings	Standard & Poor's	Moody's
Issuer Credit Rating	BBB+	Baa2
Commercial Paper	A-2	P-2
Senior Secured		
First Mortgage Bonds	A–	Baa1
Pollution Control Bonds	A–	Baa1
Unsecured Debt		
Collier County Industrial Development Revenue Bonds – Fixed Rate	BBB	–

Payout Ratio

In 2007, we paid out 53 percent (53 percent in 2006; 259 percent in 2005) of our per share earnings in dividends. The payout ratio in 2005 was impacted by a $1.84 per diluted share charge resulting from our assignment of the Kendall County power purchase agreement to Constellation Energy Commodities in April 2005. (See Note 10.)

On January 24, 2008, our Board of Directors increased the dividend on ALLETE common stock by 5 percent, declaring a dividend of $0.43 per share payable on March 1, 2008, to shareholders of record at the close of business on February 15, 2008.

Capital Requirements

Continuing Operations. ALLETE's projected capital expenditures for the years 2008 through 2012 are presented in the table below. In addition to non-regulated energy and real estate estimated capital expenditures (other), the table includes the estimated amount of capital expenditures related to the regulated utility for which we anticipate receiving current cost recovery. Actual capital expenditures may vary from the estimates due to changes in forecasted plant maintenance, regulatory decisions or approvals, future environmental requirements and base load growth. A significant portion of the environmental capital expenditures and current cost recovery reflected in 2008 include expenditures for the Boswell Unit 3 emission reduction and AREA Plan projects. (See Item 1 - AREA and Boswell Unit 3 Emission Reduction Plans.)

Capital Expenditures *(a)*	2008	2009	2010	2011	2012	Total
Regulated Utility Operations						
Base and Other	$121	$136	$173	$158	$151	$739
Current Cost Recovery *(b)*						
Environmental	130	68	12	–	23	233
Renewable	54	158	97	108	64	481
Transmission	11	17	15	20	15	78
Total Current Cost Recovery	195	243	124	128	102	792
Regulated Utility Capital Expenditures	316	379	297	286	253	1,531
Other *(c)*	7	1	5	4	4	21
Total Capital Expenditures	$323	$380	$302	$290	$257	$1,552

(a) Actual and expected results will vary with time, regulatory requirements and company direction.
(b) Estimated current capital expenditures recoverable outside of a rate case.
(c) Excludes capitalized improvements on our real estate development projects, which are included in inventory. (See Note 6.)

We intend to finance about one-half of this capital expenditure program from internally generated funds, about one-third with incremental debt and the remainder with additional equity.

Discontinued Operations. There were no capital additions for discontinued operations in 2007 (none in 2006; $4.5 million in 2005).

Environmental and Other Matters

As previously mentioned in our Critical Accounting Estimates section, our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. We are unable to predict the outcome of the issues discussed in Note 8. (See Item 1 – Environmental Matters.)

Market Risk

Securities Investments

Available-for-Sale Securities. At December 31, 2007, our available-for-sale securities portfolio consisted of securities in a grantor trust established to fund certain employee benefits included in Investments, and various auction rate bonds and variable rate demand notes included as Short-Term Investments. (See Note 6.)

Emerging Technology Portfolio. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. (See Note 6.)

Capital Requirements (Continued)
Interest Rate Risk

We are exposed to risks resulting from changes in interest rates as a result of our issuance of variable rate debt. We manage our interest rate risk by varying the issuance and maturity dates of our fixed rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. The table below presents the long-term debt obligations and the corresponding weighted average interest rate at December 31, 2007.

Interest Rate Sensitive Financial Instruments	Principal Cash Flow by Expected Maturity Date 2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Dollars in Millions								
Long-Term Debt								
Fixed Rate	$7.5	$2.5	$1.4	$1.4	$1.4	$330.9	$345.1	$333.2
Average Interest Rate – %	7.1	5.6	6.3	6.3	6.3	5.5	5.6	
Variable Rate	$4.3	$8.2	$3.6	–	$1.7	$59.8	$77.6	$77.7
Average Interest Rate – % *(a)*	7.3	3.5	3.5	–	3.9	3.5	3.7	

(a) Assumes rate in effect at December 31, 2007, remains constant through remaining term.

The interest rate on variable rate long-term debt is reset on a periodic basis reflecting current market conditions. Based on the variable rate debt outstanding at December 31, 2007, and assuming no other changes to our financial structure, an increase or decrease of 100 basis points in interest rates would impact the amount of pretax interest expense by $0.8 million. This amount was determined by considering the impact of a hypothetical 100 basis point change to the average variable interest rate on the variable rate debt held as of December 31, 2007.

Commodity Price Risk

Our regulated utility operations in Minnesota and Wisconsin incur costs for fuel (primarily coal), power and natural gas purchased for resale in our regulated service territories, and related transportation. Our regulated utilities' exposure to price risk for these commodities is significantly mitigated by the current ratemaking process and regulatory environment, which generally allows a fuel clause surcharge if costs are in excess of those in our last rate filing. Conversely, costs below those in our last rate filing result in a rate credit. We seek to prudently manage our customers' exposure to price risk by entering into contracts of various durations and terms for the purchase of coal and power (in Minnesota), power and natural gas (in Wisconsin), and related transportation costs.

Power Marketing

Our power marketing activities consist of (1) purchasing energy in the wholesale market for resale in our regulated service territories when retail energy requirements exceed generation output, and (2) selling excess available generation and purchased power.

From time to time, our utility operations may have excess generation that is temporarily not required by retail and municipal customers in our regulated service territory. We actively sell this generation to the wholesale market to optimize the value of our generating facilities. This generation is generally sold in the MISO market at market prices.

Approximately 200 MW of generation from our Taconite Harbor facility in northern Minnesota has been sold through various long-term capacity and energy contracts. Long-term, we have entered into two capacity and energy sales contracts totaling 175-MW (201-MW including a 15 percent reserve), which were effective May 1, 2005, and expire on April 30, 2010. Both contracts contain fixed monthly capacity charges and fixed minimum energy charges. One contract provides for an annual escalator to the energy charge based on increases in our cost of coal, subject to a small minimum annual escalation. The other contract provides that the energy charge will be the greater of a fixed minimum charge or an amount based on the variable production cost of a combined-cycle, natural gas unit. Our exposure in the event of a full or partial outage at our Taconite Harbor facility is significantly limited under both contracts. When the buyer is notified at least two months prior to an outage, there is no exposure. Outages with less than two months' notice are subject to an annual duration limitation typical of this type of contract. We also have a 50-MW capacity and energy sales contract that extends through April 2008, with formula pricing based on variable production cost of a combustion-turbine, natural gas unit.

New Accounting Standards

New accounting standards are discussed in Note 2.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7 Management's Discussion and Analysis of Results of Operations and Financial Condition – Market Risk for information related to quantitative and qualitative disclosure about market risk.

Item 8. Financial Statements and Supplementary Data

See our consolidated financial statements as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and supplementary data, also included, which are indexed in Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of ALLETE's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")). Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

Severance Pay Plan

On February 13, 2008, the Board of Directors approved the ALLETE and Affiliated Companies Change in Control Severance Plan, (the Plan) which provides certain key employees with severance benefits in connection with a change in control of ALLETE. The purpose of the Plan is to enable and encourage the continued dedication and objectivity of members of the Company's management. The Plan will allow the affected individuals to focus their attention on obtaining the best possible transaction and to make an independent evaluation of all possible transactions without being diverted by concerns regarding the impact various transactions may have on the security of their jobs and benefits. A change in control generally includes: (i) acquisition by any person, entity or group acting together of more than 50 percent of the total fair market value or total voting power of the Company's common stock, (ii) acquisition in any twelve month period of 40 percent or more of the Company's assets by any person, entity or group acting together, (iii) acquisition in any twelve month period by any person, entity or group acting together of 30 percent or more of the securities entitled to vote in the election of Directors, or (iv) a majority of members of the Board of Directors is replaced during any twelve month period. All of our named executive officers and four of our senior managers were selected by the Executive Compensation Committee of the Board of Directors to participate in the Plan.

A participant in the Plan is entitled to receive specified benefits in the event of certain involuntary terminations of employment (including terminations by the employee following specified changes in duties, benefits, etc., that are treated as involuntary terminations) occurring during the period that begins six months before and ends two years after a change in control. Under the Plan, Mr. Shippar, Mr. Schober, Ms. Welty, and Ms. Amberg would be entitled to receive a benefit of 2.5 times their annual compensation. Annual compensation includes base salary, and an amount representing a "target" award under the Annual Incentive Plan and the Results Sharing program, and certain retirement and welfare benefit make up costs. Ms. Holquist and four other members of senior management would receive 1.5 times their annual compensation. Participants are also entitled to receive outplacement benefits up to a value of $25,000. Payments to participants are to be paid in a lump sum generally within 30 days of termination. As a condition of receiving said payment, participants will be required to sign a waiver of potential claims against the Company, and agree to restrictions on recruiting employees, competing with the Company, and confidentiality. If the total payments to any individual would trigger an excise tax under the Internal Revenue Code Section 4999, payments will be reduced to an amount that would result in no portion of such payment being subject to the excise tax, unless the payment would have to be reduced to an amount less than 85 percent of the amount the participant would otherwise have received, absent the imposition of the excise tax. If payments to a participant would need to be reduced to an amount that is less than 85 percent of the amount the participant would otherwise have received, total payments would not be reduced and the participant would instead receive an additional gross-up payment that would provide the participant with the same net after-tax payment the participant would have received if the excise tax had not applied to any of the payments.

The summary description of the Plan set forth above does not purport to be complete and is qualified in its entirety by the ALLETE and Affiliated Companies Change in Control Severance Plan which is filed as Exhibit 10(q).

The ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP) was also amended on February 13, 2008 to provide that in the event of certain involuntary terminations of employment (including terminations by the employee following specified changes in duties, benefits, etc., that are treated as involuntary terminations) occurring during the period that begins six months before and ends two years after a change in control, as such term is defined in the SERP, a participant in SERP will receive vested amounts in the participant's deferral account and retirement benefits, if any, in a single lump sum.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Unless otherwise stated, the information required for this Item is incorporated by reference herein from our Proxy Statement for the 2008 Annual Meeting of Shareholders (2008 Proxy Statement) under the following headings:

- **Directors.** The information regarding directors will be included in the "Election of Directors" section;
- **Audit Committee Financial Expert.** The information regarding the Audit Committee financial expert will be included in the "Audit Committee Report" section;
- **Audit Committee Members.** The identity of the Audit Committee members is included in the "Audit Committee Report" section;
- **Executive Officers.** The information regarding executive officers is included in Part I of this Form 10-K; and
- **Section 16(a) Compliance.** The information regarding Section 16(a) compliance will be included in the "Section 16(a) Beneficial Ownership Reporting Compliance" section.

Our 2008 Proxy Statement will be filed with the SEC within 120 days after the end of our 2007 fiscal year.

Code of Ethics. We have adopted a written Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and controller. A copy of our Code of Ethics is available on our Website at www.allete.com and print copies are available without charge upon request to ALLETE, Inc., Attention: Secretary, 30 West Superior St. Duluth, Minnesota 55802. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our Website at www.allete.com promptly following the date of such amendment or waiver.

Corporate Governance. The following documents are available on our Website at www.allete.com and print copies are available upon request:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Executive Compensation Committee Charter; and
- Corporate Governance and Nominating Committee Charter.

Any amendment to these documents will be disclosed on our Website at www.allete.com promptly following the date of such amendment.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference herein from the "Compensation of Executive Officers," the "Compensation Discussion and Analysis", the "Executive Compensation Committee Report" and the "Director Compensation – 2007" sections in our 2008 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required for this Item is incorporated by reference herein from the "Security Ownership of Certain Beneficial Owners," the "Security Ownership of Management" and the "Equity Compensation Plan Information" sections in our 2008 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference herein from the "Corporate Governance" section in our 2008 Proxy Statement.

We have adopted a Related Person Transaction Policy which is available on our Website at www.allete.com. Print copies are available, free of charge, upon request. Any amendment to this policy will be disclosed on our Website at www.allete.com promptly following the date of such amendment.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference herein from the "Audit Committee Report" section in our 2008 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Certain Documents Filed as Part of this Form 10-K.

All other schedules have been omitted either because the information is not required to be reported by ALLETE or because the information is included in the consolidated financial statements or the notes.

(3) Exhibits including those incorporated by reference.

Exhibit Number

*3(a)1 - Articles of Incorporation, amended and restated as of May 8, 2001 (filed as Exhibit 3(b) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(a)2 - Amendment to Articles of Incorporation, effective 12:00 p.m. Eastern Time on September 20, 2004 (filed as Exhibit 3 to the September 21, 2004, Form 8-K, File No. 1-3548).

*3(a)3 - Amendment to Certificate of Assumed Name, filed with the Minnesota Secretary of State on May 8, 2001 (filed as Exhibit 3(a) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(b) - Bylaws, as amended effective August 24, 2004 (filed as Exhibit 3 to the August 25, 2004, Form 8-K, File No. 1-3548).

*4(a)1 - Mortgage and Deed of Trust, dated as of September 1, 1945, between Minnesota Power & Light Company (now ALLETE) and The Bank of New York (formerly Irving Trust Company) and Douglas J. MacInnes (successor to Richard H. West), Trustees (filed as Exhibit 7(c), File No. 2-5865).

*4(a)2 - Supplemental Indentures to ALLETE's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1949	2-7826	7(b)
Second	July 1, 1951	2-9036	7(c)
Third	March 1, 1957	2-13075	2(c)
Fourth	January 1, 1968	2-27794	2(c)
Fifth	April 1, 1971	2-39537	2(c)
Sixth	August 1, 1975	2-54116	2(c)
Seventh	September 1, 1976	2-57014	2(c)
Eighth	September 1, 1977	2-59690	2(c)
Ninth	April 1, 1978	2-60866	2(c)
Tenth	August 1, 1978	2-62852	2(d)2
Eleventh	December 1, 1982	2-56649	4(a)3
Twelfth	April 1, 1987	33-30224	4(a)3
Thirteenth	March 1, 1992	33-47438	4(b)
Fourteenth	June 1, 1992	33-55240	4(b)
Fifteenth	July 1, 1992	33-55240	4(c)
Sixteenth	July 1, 1992	33-55240	4(d)
Seventeenth	February 1, 1993	33-50143	4(b)
Eighteenth	July 1, 1993	33-50143	4(c)
Nineteenth	February 1, 1997	1-3548 (1996 Form 10-K)	4(a)3
Twentieth	November 1, 1997	1-3548 (1997 Form 10-K)	4(a)3
Twenty-first	October 1, 2000	333-54330	4(c)3
Twenty-second	July 1, 2003	1-3548 (June 30, 2003 Form 10-Q)	4
Twenty-third	August 1, 2004	1-3548 (Sept. 30, 2004 Form 10-Q)	4(a)
Twenty-fourth	March 1, 2005	1-3548 (March 31, 2005 Form 10-Q)	4
Twenty-fifth	December 1, 2005	1-3548 (March 31, 2006 Form 10-Q)	4
Twenty-sixth	October 1, 2006	1-3548 (2006 Form 10-K)	4

Exhibit Number

4(a)3 - Twenty-Seventh Supplemental Indenture, dated as of February 1, 2008, between ALLETE and The Bank of New York and Douglas J. MacInnes, as Trustees.

*4(b)1 - Indenture of Trust, dated as of August 1, 2004, between the City of Cohasset, Minnesota and U.S. Bank National Association, as Trustee relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(b) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(b)2 - Loan Agreement, dated as of August 1, 2004, between the City of Cohasset, Minnesota and ALLETE relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(c) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(c)1 - Mortgage and Deed of Trust, dated as of March 1, 1943, between Superior Water, Light and Power Company and Chemical Bank & Trust Company and Howard B. Smith, as Trustees, both succeeded by U.S. Bank Trust N.A., as Trustee (filed as Exhibit 7(c), File No. 2-8668).

*4(c)2 - Supplemental Indentures to Superior Water, Light and Power Company's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1951	2-59690	2(d)(1)
Second	March 1, 1962	2-27794	2(d)1
Third	July 1, 1976	2-57478	2(e)1
Fourth	March 1, 1985	2-78641	4(b)
Fifth	December 1, 1992	1-3548 (1992 Form 10-K)	4(b)1
Sixth	March 24, 1994	1-3548 (1996 Form 10-K)	4(b)1
Seventh	November 1, 1994	1-3548 (1996 Form 10-K)	4(b)2
Eighth	January 1, 1997	1-3548 (1996 Form 10-K)	4(b)3

4(c)3 - Ninth Supplemental Indenture, dated as of October 1, 2007, between Superior Water, Light and Power Company and U.S. Bank National Association, as Trustees.

4(c)4 - Tenth Supplemental Indenture, dated as of October 1, 2007, between Superior Water, Light and Power Company and U.S. Bank National Association, as Trustees.

*4(d) - Amended and Restated Rights Agreement, dated as of July 12, 2006, between ALLETE and the Corporate Secretary of ALLETE, as Rights Agent (filed as Exhibit 4 to the July 14, 2006, Form 8-K, File No. 1-3548).

*10(a) - Power Purchase and Sale Agreement, dated as of May 29, 1998, between Minnesota Power, Inc. (now ALLETE) and Square Butte Electric Cooperative (filed as Exhibit 10 to the June 30, 1998, Form 10-Q, File No. 1-3548).

*10(c) - Master Agreement (without Appendices and Exhibits), dated December 28, 2004, by and between Rainy River Energy Corporation and Constellation Energy Commodities Group, Inc. (filed as Exhibit 10(c) to the 2004 Form 10-K, File No. 1-3548).

*10(d)1 - Fourth Amended and Restated Committed Facility Letter (without Exhibits), dated January 11, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent (filed as Exhibit 10 to the January 17, 2006, Form 8-K, File No. 1-3548).

*10(d)2 - First Amendment to Fourth Amended and Restated Committed Facility Letter dated June 19, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent (filed as Exhibit 10(a) to the June 30, 2006, Form 10-Q, File No. 1-3548).

10(d)3 - Second Amendment to Fourth Amended and Restated Committed Facility Letter dated December 14, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent.

*10(e)1 - Financing Agreement between Collier County Industrial Development Authority and ALLETE dated as of July 1, 2006 (filed as Exhibit 10(b)1 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(e)2 - Letter of Credit Agreement, dated as of July 5, 2006, among ALLETE, the Participating Banks and Wells Fargo Bank, National Association, as Administrative Agent and Issuing Bank (filed as Exhibit 10(b)2 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(g) - Agreement (without Exhibit) dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC (filed as Exhibit 10 to the December 21, 2005 Form 8-K, File No. 1-3548).

+*10(h)1 - Minnesota Power (now ALLETE) Executive Annual Incentive Plan, as amended, effective January 1, 1999 with amendments through January 2003 (filed as Exhibit 10 to the September 30, 2003, Form 10-Q, File No. 1-3548).

+*10(h)2 - November 2003 Amendment to the ALLETE Executive Annual Incentive Plan (filed as Exhibit 10(t)2 to the 2003 Form 10-K, File No. 1-3548).

+*10(h)3 - July 2004 Amendment to the ALLETE Executive Annual Incentive Plan (filed as Exhibit 10(a) to the June 30, 2004, Form 10-Q, File No. 1-3548).

Exhibit Number		
+10(h)4	-	January 2007 Amendment to the ALLETE Executive Annual Incentive Plan.
+*10(h)5	-	Form of ALLETE Executive Annual Incentive Plan 2006 Award – President of ALLETE Properties (filed as Exhibit 10(b) to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(h)6	-	Form of ALLETE Executive Annual Incentive Plan 2006 Award (filed as Exhibit 10 to the February 17, 2006, Form 8-K, File No. 1-3548).
+10(h)7	-	Form of ALLETE Executive Annual Incentive Plan Awards Effective 2007.
+*10(i)1	-	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan, as amended and restated, effective January 1, 2004 (filed as Exhibit 10(u) to the 2003 Form 10-K, File No. 1-3548).
+*10(i)2	-	January 2005 Amendment to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (filed as Exhibit 10(b) to the March 31, 2005, Form 10-Q, File No. 1-3548).
+*10(i)3	-	August 2006 Amendments to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (filed as Exhibit 10(a) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+10(i)4	-	December 2006 Amendments to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan.
+*10(j)1	-	Minnesota Power and Affiliated Companies Executive Investment Plan I, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(c) to the 1988 Form 10-K, File No. 1-3548).
+*10(j)2	-	Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(v)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(j)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(j)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(k)1	-	Minnesota Power and Affiliated Companies Executive Investment Plan II, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(d) to the 1988 Form 10-K, File No. 1-3548).
+*10(k)2	-	Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(w)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(k)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(k)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(l)	-	Deferred Compensation Trust Agreement, as amended and restated, effective January 1, 1989 (filed as Exhibit 10(f) to the 1988 Form 10-K, File No. 1-3548).
+*10(m)1	-	ALLETE Executive Long-Term Incentive Compensation Plan as amended and restated effective January 1, 2006 (filed as Exhibit 10 to the May 16, 2005, Form 8-K, File No. 1-3548).
+*10(m)2	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Nonqualified Stock Option Grant (filed as Exhibit 10(a)1 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)3	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Performance Share Grant (filed as Exhibit 10(a)2 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)4	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Long-Term Cash Incentive Award – President of ALLETE Properties (filed as Exhibit 10(a)3 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)5	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Stock Grant – President of ALLETE Properties (filed as Exhibit 10(a)4 to the January 30, 2006, Form 8-K, File No. 1-3548).
+10(m)6	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Nonqualified Stock Option Grant Effective 2007.
+10(m)7	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2007.
+10(m)8	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Long-Term Cash Incentive Award Effective 2007.
+10(m)9	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Stock Grant Effective 2007.
+10(m)10	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2008.
+*10(n)1	-	Minnesota Power (now ALLETE) Director Stock Plan, effective January 1, 1995 (filed as Exhibit 10 to the March 31, 1995 Form 10-Q, File No. 1-3548).

Exhibit Number

+*10(n)2	-	Amendments through December 2003 to the Minnesota Power (now ALLETE) Director Stock Plan (filed as Exhibit 10(z)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(n)3	-	July 2004 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(e) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+10(n)4	-	January 2007 Amendment to the ALLETE Director Stock Plan.
+*10(n)5	-	ALLETE Director Compensation Summary Effective May 1, 2005 (filed as Exhibit 10 to the June 30, 2005, Form 10-Q, File No. 1-3548).
+10(n)6	-	ALLETE Non-Management Director Compensation Summary Effective February 15, 2007.
+*10(o)1	-	Minnesota Power (now ALLETE) Director Compensation Deferral Plan Amended and Restated, effective January 1, 1990 (filed as Exhibit 10(ac) to the 2002 Form 10-K, File No. 1-3548).
+*10(o)2	-	October 2003 Amendment to the Minnesota Power (now ALLETE) Director Compensation Deferral Plan (filed as Exhibit 10(aa)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(o)3	-	January 2005 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(c) to the March 31, 2005, Form 10-Q, File No. 1-3548).
+*10(o)4	-	August 2006 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(d) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(p)	-	ALLETE Director Compensation Trust Agreement, effective October 11, 2004 (filed as Exhibit 10(a) to the September 30, 2004, Form 10-Q, File No. 1-3548).
+10(q)	-	ALLETE Change of Control Severance Pay Plan Effective February 13, 2008.
12	-	Computation of Ratios of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23(a)	-	Consent of Independent Registered Public Accounting Firm.
23(b)	-	Consent of General Counsel.
31(a)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	-	ALLETE News Release dated February 15, 2008, announcing earnings for the year ended December 31, 2007. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

SWL&P is a party to other long-term debt instruments, $6,370,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Refunding Bonds Series 2007A and $6,130,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Bonds Series 2007B, that, pursuant to Regulation S-K, Item 601(b)(4)(iii), are not filed as exhibits since the total amount of debt authorized under each of these omitted instruments does not exceed 10 percent of our total consolidated assets. We will furnish copies of these instruments to the SEC upon its request.

We are a party to another long-term debt instrument, $38,995,000 of City of Cohasset, Minnesota, Variable Rate Demand Revenue Refunding Bonds (ALLETE, formerly Minnesota Power & Light Company, Project) Series 1997A, Series 1997B, Series 1997C and Series 1997D that, pursuant to Regulation S-K, Item 601(b)(4)(iii), is not filed as an exhibit since the total amount of debt authorized under this omitted instrument does not exceed 10 percent of our total consolidated assets. We will furnish copies of this instrument to the SEC upon its request.

---

* *Incorporated herein by reference as indicated.*

\+ *Management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(c) of Form 10-K.*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLETE, Inc.

Dated: February 15, 2008

By /s/ Donald J. Shippar
Donald J. Shippar
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald J. Shippar Donald J. Shippar	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	February 15, 2008
/s/ Mark A. Schober Mark A. Schober	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 15, 2008
/s/ Steven Q. DeVinck Steven Q. DeVinck	Controller (Principal Accounting Officer)	February 15, 2008
/s/ Kathleen A. Brekken Kathleen A. Brekken	Director	February 15, 2008
/s/ Heidi J. Eddins Heidi J. Eddins	Director	February 15, 2008
/s/ Sidney W. Emery, Jr Sidney W. Emery, Jr	Director	February 15, 2008
/s/ James J. Hoolihan James J. Hoolihan	Director	February 15, 2008
/s/ Madeleine W. Ludlow Madeleine W. Ludlow	Director	February 15, 2008
/s/ George L. Mayer George L. Mayer	Director	February 15, 2008
/s/ Douglas C. Neve Douglas C. Neve	Director	February 15, 2008
/s/ Roger D. Peirce Roger D. Peirce	Director	February 15, 2008
/s/ Jack I. Rajala Jack I. Rajala	Director	February 15, 2008
/s/ Bruce W. Stender Bruce W. Stender	Director	February 15, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ALLETE, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of ALLETE, Inc. and its subsidiaries (the Company) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12 to the consolidated financial statements, in 2007, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." As discussed in Note 15 to the consolidated financial statements, in 2006 the Company adopted SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans." As discussed in Note 16 to the consolidated financial statements, in 2006 the Company changed the manner in which it accounts for share-based compensation.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 11, 2008

Consolidated Financial Statements

ALLETE Consolidated Balance Sheet

December 31 Millions	2007	2006
Assets		
Current Assets		
Cash and Cash Equivalents	$23.3	$44.8
Short-Term Investments	23.1	104.5
Accounts Receivable (Less Allowance of $1.0 and $1.1)	79.5	70.9
Inventories	49.5	43.4
Prepayments and Other	39.1	23.8
Deferred Income Taxes	–	0.3
Total Current Assets	214.5	287.7
Property, Plant and Equipment – Net	1,104.5	921.6
Investments	213.8	189.1
Other Assets	111.4	135.0
Total Assets	$1,644.2	$1,533.4
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$72.7	$53.5
Accrued Taxes	14.8	23.3
Accrued Interest	7.8	8.6
Long-Term Debt Due Within One Year	11.8	29.7
Deferred Profit on Sales of Real Estate	2.7	4.1
Other	27.3	24.3
Total Current Liabilities	137.1	143.5
Long-Term Debt	410.9	359.8
Deferred Income Taxes	144.2	130.8
Other Liabilities	200.1	226.1
Minority Interest	9.3	7.4
Total Liabilities	901.6	867.6
Commitments and Contingencies		
Shareholders' Equity		
Common Stock Without Par Value, 43.3 Shares Authorized 30.8 and 30.4 Shares Outstanding	461.2	438.7
Unearned ESOP Shares	(64.5)	(71.9)
Accumulated Other Comprehensive Loss	(4.5)	(8.8)
Retained Earnings	350.4	307.8
Total Shareholders' Equity	742.6	665.8
Total Liabilities and Shareholders' Equity	$1,644.2	$1,533.4

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Income For the Year Ended December 31	2007	2006	2005
Millions Except Per Share Amounts			
Operating Revenue	$841.7	$767.1	$737.4
Operating Expenses			
Fuel and Purchased Power	347.6	281.7	273.1
Operating and Maintenance	311.9	296.0	293.5
Kendall County Charge	–	–	77.9
Depreciation	48.5	48.7	47.8
Total Operating Expenses	708.0	626.4	692.3
Operating Income from Continuing Operations	133.7	140.7	45.1
Other Income (Expense)			
Interest Expense	(24.6)	(27.4)	(26.4)
Equity Earnings in ATC	12.6	3.0	–
Other	15.5	11.9	1.1
Total Other Income (Expense)	3.5	(12.5)	(25.3)
Income from Continuing Operations Before Minority Interest and Income Taxes	137.2	128.2	19.8
Income Tax Expense (Benefit)	47.7	46.3	(0.5)
Minority Interest	1.9	4.6	2.7
Income from Continuing Operations	87.6	77.3	17.6
Loss from Discontinued Operations – Net of Tax	–	(0.9)	(4.3)
Net Income	$87.6	$76.4	$13.3
Average Shares of Common Stock			
Basic	28.3	27.8	27.3
Diluted	28.4	27.9	27.4
Basic Earnings (Loss) Per Share of Common Stock			
Continuing Operations	$3.09	$2.78	$0.65
Discontinued Operations	–	(0.03)	(0.16)
	$3.09	$2.75	$0.49
Diluted Earnings (Loss) Per Share of Common Stock			
Continuing Operations	$3.08	$2.77	$0.64
Discontinued Operations	–	(0.03)	(0.16)
	$3.08	$2.74	$0.48
Dividends Per Share of Common Stock	$1.640	$1.450	$1.245

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Cash Flows

For the Year Ended December 31 Millions	2007	2006	2005
Operating Activities			
Net Income	$87.6	$76.4	$13.3
Loss from Discontinued Operations	–	0.9	4.3
AFUDC - Equity	(3.8)	–	–
Income from Equity Investments, Net of Dividends	(2.7)	(1.8)	–
Gain on Sale of Assets	(2.2)	–	–
Loss on Impairment of Investments	0.3	–	5.1
Depreciation	48.5	48.7	47.8
Deferred Income Taxes (Benefit)	14.0	27.8	(34.2)
Minority Interest	1.9	4.6	2.7
Stock Compensation Expense	2.0	1.8	1.5
Bad Debt Expense	1.0	0.7	1.1
Changes in Operating Assets and Liabilities			
Accounts Receivable	(6.6)	7.5	(1.4)
Inventories	(6.1)	(10.3)	(1.3)
Prepayments and Other	(11.7)	(2.3)	(2.5)
Accounts Payable	9.4	5.1	4.9
Other Current Liabilities	(10.0)	0.2	5.8
Other Assets	0.8	(4.3)	8.2
Other Liabilities	0.7	1.0	(4.1)
Net Operating Activities from (for) Discontinued Operations	–	(13.5)	2.3
Cash from Operating Activities	123.1	142.5	53.5
Investing Activities			
Proceeds from Sale of Available-For-Sale Securities	449.7	608.8	376.0
Payments for Purchase of Available-For-Sale Securities	(368.3)	(596.4)	(343.7)
Changes to Investments	(19.6)	(52.0)	(1.1)
Additions to Property, Plant and Equipment	(210.2)	(102.3)	(58.6)
Proceeds from Sale of Assets	1.5	–	–
Other	(7.2)	(15.0)	0.6
Net Investing Activities from Discontinued Operations	–	2.2	30.7
Cash from (for) Investing Activities	(154.1)	(154.7)	3.9
Financing Activities			
Issuance of Common Stock	20.6	15.8	21.0
Issuance of Long-Term Debt	123.9	77.8	35.0
Reductions of Long-Term Debt	(90.7)	(78.9)	(35.7)
Dividends on Common Stock and Distributions to Minority Shareholders	(44.3)	(43.9)	(36.7)
Net Increase (Decrease) in Book Overdrafts	–	(3.4)	3.4
Net Financing Activities for Discontinued Operations	–	–	(0.9)
Cash from (for) Financing Activities	9.5	(32.6)	(13.9)
Change in Cash and Cash Equivalents	(21.5)	(44.8)	43.5
Cash and Cash Equivalents at Beginning of Period	44.8	89.6	46.1
Cash and Cash Equivalents at End of Period	$23.3	$44.8	$89.6

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Shareholders' Equity

Millions	Total Shareholders' Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Common Stock
Balance at December 31, 2004	$630.5	$293.2	$(11.4)	$(51.4)	$400.1
Comprehensive Income					
Net Income	13.3	13.3			
Other Comprehensive Income – Net of Tax					
Unrealized Gains on Securities – Net	0.6		0.6		
Additional Pension Liability	(2.0)		(2.0)		
Total Comprehensive Income	11.9				
Common Stock Issued – Net	21.0				21.0
Dividends Declared	(34.4)	(34.4)			
Purchase of ALLETE Shares by ESOP	(30.3)			(30.3)	
ESOP Shares Earned	4.1			4.1	
Balance at December 31, 2005	602.8	272.1	(12.8)	(77.6)	421.1
Comprehensive Income					
Net Income	76.4	76.4			
Other Comprehensive Income – Net of Tax					
Unrealized Gains on Securities – Net	1.9		1.9		
Additional Pension Liability	6.4		6.4		
Total Comprehensive Income	84.7				
Adjustment to initially apply SFAS 158 – Net of Tax	(4.3)		(4.3)		
Common Stock Issued – Net	17.6				17.6
Dividends Declared	(40.7)	(40.7)			
ESOP Shares Earned	5.7			5.7	
Balance at December 31, 2006	665.8	307.8	(8.8)	(71.9)	438.7
Comprehensive Income					
Net Income	87.6	87.6			
Other Comprehensive Income – Net of Tax					
Unrealized Gains on Securities – Net	1.1		1.1		
Defined Benefit Pension and Other Postretirement Plans	3.2		3.2		
Total Comprehensive Income	91.9				
Adjustment to initially apply FIN 48	(0.7)	(0.7)			
Common Stock Issued – Net	22.5				22.5
Dividends Declared	(44.3)	(44.3)			
ESOP Shares Earned	7.4			7.4	
Balance at December 31, 2007	$742.6	$350.4	$(4.5)	$(64.5)	$461.2

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. Business Segments

Presented below are the operating results and other financial information related to our reporting segments. For a description of our reporting segments, see Note 2.

Financial results by segment for the periods presented were impacted by the integration of our Taconite Harbor facility into the Regulated Utility segment, effective January 1, 2006. We have operated the Taconite Harbor facility as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, we operated our Taconite Harbor facility as nonregulated generation (non-rate base generation sold at market-based rates primarily to the wholesale market). Historical financial results of Taconite Harbor for periods prior to the 2006 redirection are included in our Nonregulated Energy Operations segment.

		Energy				
Millions	Consolidated	Regulated Utility	Nonregulated Energy Operations	Investment In ATC	Real Estate	Other
2007						
Operating Revenue	$841.7	$723.8	$67.0	–	$50.5	$0.4
Fuel and Purchased Power	347.6	347.6	–	–	–	–
Operating and Maintenance	311.9	229.3	61.2	–	20.1	1.3
Depreciation Expense	48.5	43.8	4.5	–	0.1	0.1
Operating Income (Loss) from Continuing Operations	133.7	103.1	1.3	–	30.3	(1.0)
Interest Expense	(24.6)	(21.0)	(2.0)	–	(0.5)	(1.1)
Equity Earnings in ATC	12.6	–	–	$12.6	–	–
Other Income	15.5	4.1	3.9	–	1.4	6.1
Income from Continuing Operations Before Minority Interest and Income Taxes	137.2	86.2	3.2	12.6	31.2	4.0
Income Tax Expense (Benefit)	47.7	31.3	(0.3)	5.1	11.6	–
Minority Interest	1.9	–	–	–	1.9	–
Income from Continuing Operations	87.6	$54.9	$3.5	$7.5	$17.7	$4.0
Loss from Discontinued Operations – Net of Tax	–					
Net Income	$87.6					
Total Assets	$1,644.2	$1,330.9	$84.2	$65.7	$91.3	$72.1
Capital Additions	$223.9	$220.6	$3.3	–	–	–

Note 1. Business Segments (Continued)

Millions	Consolidated	Energy: Regulated Utility	Energy: Nonregulated Energy Operations	Energy: Investment in ATC	Real Estate	Other
2006						
Operating Revenue	$767.1	$639.2	$65.0	–	$62.6	$0.3
Fuel and Purchased Power	281.7	281.7	–	–	–	–
Operating and Maintenance	296.0	217.9	57.1	–	19.5	1.5
Depreciation Expense	48.7	44.2	4.3	–	0.1	0.1
Operating Income (Loss) from Continuing Operations	140.7	95.4	3.6	–	43.0	(1.3)
Interest Expense	(27.4)	(20.2)	(3.3)	–	–	(3.9)
Equity Earnings in ATC	3.0	–	–	$3.0	–	–
Other Income	11.9	0.9	2.2	–	1.3	7.5
Income from Continuing Operations Before Minority Interest and Income Taxes	128.2	76.1	2.5	3.0	44.3	2.3
Income Tax Expense (Benefit)	46.3	29.3	(1.2)	1.1	16.9	0.2
Minority Interest	4.6	–	–	–	4.6	–
Income from Continuing Operations	77.3	$46.8	$3.7	$1.9	$22.8	$2.1
Loss from Discontinued Operations – Net of Tax	(0.9)					
Net Income	$76.4					
Total Assets	$1,533.4	$1,143.3	$81.3	$53.7	$89.8	$165.3
Capital Additions	$109.4	$107.5	$1.9	–	–	–
2005						
Operating Revenue	$737.4	$575.6	$113.9	–	$47.5	$0.4
Fuel and Purchased Power	273.1	243.7	29.4	–	–	–
Operating and Maintenance	293.5	202.9	71.2	–	16.6	2.8
Kendall County Charge	77.9	–	77.9	–	–	–
Depreciation Expense	47.8	39.4	8.1	–	0.1	0.2
Operating Income (Loss) from Continuing Operations	45.1	89.6	(72.7)	–	30.8	(2.6)
Interest Expense	(26.4)	(17.4)	(6.6)	–	(0.1)	(2.3)
Other Income (Expense)	1.1	0.7	1.7	–	1.1	(2.4)
Income (Loss) from Continuing Operations Before Minority Interest and Income Taxes	19.8	72.9	(77.6)	–	31.8	(7.3)
Income Tax Expense (Benefit)	(0.5)	27.2	(29.1)	–	11.6	(10.2)
Minority Interest	2.7	–	–	–	2.7	–
Income (Loss) from Continuing Operations	17.6	$45.7	$(48.5)	–	$17.5	$2.9
Loss from Discontinued Operations – Net of Tax	(4.3)					
Net Income	$13.3					
Total Assets	$1,398.8 *(a)*	$909.5	$185.2	–	$73.7	$227.8
Capital Additions	$63.1 *(a)*	$46.5	$12.1	–	–	–

(a) Discontinued Operations represented $2.6 million of total assets in 2005 and $4.5 million of capital additions in 2005.

Note 2. Operations and Significant Accounting Policies

Financial Statement Preparation. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make informed judgments, best estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Principles of Consolidation. Our consolidated financial statements include the accounts of ALLETE and all of our majority-owned subsidiary companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments. Our Regulated Utility, Nonregulated Energy Operations, Real Estate, Investment in ATC and Other segments were determined in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Segmentation is based on the manner in which we operate, assess, and allocate resources to the business. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment. Discontinued Operations includes our telecommunications business, which we sold in December 2005, and our Water Services businesses, the majority of which were sold in 2003 (See Note 13.)

Regulated Utility includes retail and wholesale rate-regulated electric, natural gas and water services in northeastern Minnesota and northwestern Wisconsin. Minnesota Power provides regulated utility electric service to 141,000 retail customers in northeastern Minnesota. SWL&P, a wholly-owned subsidiary, provides regulated utility electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Approximately 39 percent of regulated utility electric revenue is from Large Power Customers (34 percent of consolidated revenue). Large Power Customers consist of five taconite producers, four paper and pulp mills, two pipeline companies and one manufacturer under all-requirements contracts with expiration dates extending from February 2009 through October 2014. Revenue of $100.6 million (12.0 percent of consolidated revenue) was received from one taconite producer in 2007 (11.6 percent in 2006; 11.3 percent in 2005). Regulated utility rates are under the jurisdiction of Minnesota and Wisconsin, and federal regulatory authorities. Billings are rendered on a cycle basis. Revenue is accrued for service provided but not billed. Regulated utility electric rates include adjustment clauses that: (1) bill or credit customers for fuel and purchased energy costs above or below the base levels in rate schedules; (2) bill retail customers for the recovery of conservation improvement program expenditures not collected in base rates; and (3) bill customers for the recovery of certain environmental expenditures. Fuel and purchased power expense is deferred to match the period in which the revenue for fuel and purchased power expense is collected from customers pursuant to the fuel adjustment clause.

Nonregulated Energy Operations includes our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales. BNI Coal, a wholly-owned subsidiary, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. In 2007, Square Butte supplied approximately 60 percent (273 MW) of its output to Minnesota Power under a long-term contract. (See Note 8.) Coal sales are recognized when delivered at the cost of production plus a specified profit per ton of coal delivered.

In 2005, Nonregulated Energy Operations included nonregulated generation (non-rate base generation sold at market-based rates to the wholesale market) from our Taconite Harbor facility in northern Minnesota and generation secured through the Kendall County power purchase agreement. To help meet forecasted base load energy requirements effective January 1, 2006, Taconite Harbor was integrated into our Regulated Utility, as approved by the MPUC. The Kendall County power purchase agreement was assigned to Constellation Energy Commodities in April 2005. (See Note 10.)

Investment in ATC includes our approximate 8 percent equity ownership interest in ATC, a Wisconsin-based public utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. (See Note 6.)

Note 2. Operations and Significant Accounting Policies (Continued)

Real Estate includes our Florida real estate operations. Our real estate operations include several wholly-owned subsidiaries and an 80 percent ownership in Lehigh Acquisition Corporation, which are consolidated in ALLETE's financial statements. Our Florida real estate companies are principally engaged in real estate acquisitions, development and sales.

Full profit recognition is recorded on sales upon closing, provided cash collections are at least 20 percent of the contract price and the other requirements of SFAS 66, "Accounting for Sales of Real Estate," are met. In certain cases, where there are obligations to perform significant development activities after the date of sale, we recognize profit on a percentage-of-completion basis in accordance with SFAS 66. Pursuant to this method of accounting, gross profit is recognized based upon the relationship of development costs incurred as of that date to the total estimated development costs of the parcels, including related amenities or common costs of the entire project. Revenue and cost of real estate sold in excess of the amount recognized based on the percentage-of-completion method is deferred and recognized as revenue and cost of real estate sold during the period in which the related development costs are incurred. Deferred revenue and cost of real estate sold are recorded net as Deferred Profit on Sales of Real Estate on our consolidated balance sheet. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

In certain cases, we pay fees or construct improvements to mitigate offsite traffic impacts. In return, we receive traffic impact fee credits as a result of some of these expenditures. We recognize revenue from the sale of traffic impact fee credits when payment is received.

Land held for sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels and is included in Investments on our consolidated balance sheet. Real estate costs include the cost of land acquired, subsequent development costs and costs of improvements, capitalized development period interest, real estate taxes and payroll costs of certain employees devoted directly to the development effort. These real estate costs incurred are capitalized to the cost of real estate parcels based upon the relative sales value of parcels within each development project in accordance with SFAS 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." When real estate is sold, the cost of real estate sold includes the actual costs incurred and the estimate of future completion costs allocated to the real estate sold based upon the relative sales value method.

Whenever events or circumstances indicate that the carrying value of the real estate may not be recoverable, impairments would be recorded and the related assets would be adjusted to their estimated fair value, less costs to sell.

Other includes investments in emerging technologies, and earnings on cash and short-term investments. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. We account for our investment in venture capital funds under the equity method and account for our direct investments in privately-held companies under the cost method because of our ownership percentage. Short-term investments consist of auction rate bonds and variable rate demand notes, and are classified as available-for-sale securities. All income generated from these short-term investments is recorded as interest income. (See Note 6.)

Property, Plant and Equipment. Property, plant and equipment are recorded at original cost and are reported on the balance sheet net of accumulated depreciation. Expenditures for additions and significant replacements and improvements are capitalized; maintenance and repair costs are expensed as incurred. Expenditures for major plant overhauls are also accounted for using this same policy. Gains or losses on nonregulated property, plant and equipment are recognized when they are retired or otherwise disposed. When regulated utility property, plant and equipment are retired or otherwise disposed, no gain or loss is recognized, pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulations." Our Regulated Utility operations capitalize AFUDC, which includes both an interest and equity component. (See Note 3.)

Long-Lived Asset Impairments. We account for our long-lived assets at depreciated historical cost. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We conduct this assessment using SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Judgments and uncertainties affecting the application of accounting for asset impairment include economic conditions affecting market valuations, changes in our business strategy, and changes in our forecast of future operating cash flows and earnings. We would recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows. Management judgment is involved in both deciding if testing for recoverability is necessary and in estimating undiscounted future cash flows.

Note 2. Operations and Significant Accounting Policies (Continued)

Accounts Receivable. Accounts receivable are reported on the balance sheet net of an allowance for doubtful accounts. The allowance is based on our evaluation of the receivable portfolio under current conditions, overall portfolio quality, review of specific problems and such other factors that, in our judgment, deserve recognition in estimating losses.

Accounts Receivable December 31	2007	2006
Millions		
Trade Accounts Receivable		
Billed	$63.9	$58.5
Unbilled	16.6	13.5
Less: Allowance for Doubtful Accounts	1.0	1.1
Total Accounts Receivable – Net	$79.5	$70.9

Inventories. Inventories are stated at the lower of cost or market. Amounts removed from inventory are recorded on an average cost basis.

Inventories December 31	2007	2006
Millions		
Fuel	$22.1	$18.9
Materials and Supplies	27.4	24.5
Total Inventories	$49.5	$43.4

Unamortized Discount and Premium on Debt. Discount and premium on debt are deferred and amortized over the terms of the related debt instruments using the effective interest method.

Cash and Cash Equivalents. We consider all investments purchased with original maturities of three months or less to be cash equivalents.

Supplemental Statement of Cash Flow Information.

Consolidated Statement of Cash Flows Supplemental Disclosure For the Year Ended December 31	2007	2006	2005
Millions			
Cash Paid During the Period for			
Interest – Net of Amounts Capitalized	$26.3	$25.3	$24.6
Income Taxes	$34.2	$32.4 *(a)*	$27.1
Noncash Investing Activities			
Accounts Payable for Capital Additions to Property, Plant and Equipment	$9.8	$7.1	–
AFUDC - Equity	$3.8	–	–

(a) Net of a $24.3 million cash refund.

Available-for-Sale Securities. Available-for-sale securities are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax. Unrealized losses that are other than temporary are recognized in earnings. Our auction rate securities and variable rate demand notes, classified as available-for-sale securities, are recorded at cost because their cost approximates fair market value as they typically reset every 7 to 35 days. Despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities. We use the specific identification method as the basis for determining the cost of securities sold. Our policy is to review on a quarterly basis available-for-sale securities for other than temporary impairment by assessing such factors as the share price trends and the impact of overall market conditions.

Note 2. Operations and Significant Accounting Policies (Continued)

Accounting for Stock-Based Compensation. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, "Share-Based Payment," using the modified prospective transition method. Under this method, we recognize compensation expense for all share-based payments granted after January 1, 2006, and those granted prior to but not yet vested as of January 1, 2006. Under the fair value recognition provisions of SFAS 123R, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation expense for those shares expected to vest over the required service period of the award. Prior to our adoption of SFAS 123R, we accounted for share-based payments under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. (See Note 16.)

Prepayments and Other Current Assets

December 31	2007	2006
Millions		
Deferred Fuel Adjustment Clause	$26.5	$15.1
Other	12.6	8.7
Total Prepayments and Other Current Assets	$39.1	$23.8

Other Assets

December 31	2007	2006
Millions		
Deferred Regulatory Charges (See Note 5)		
Future Benefit Obligations Under Defined Benefit Pension and Other Postretirement Plans	$53.7	$86.1
Other Deferred Regulatory Charges	22.9	17.5
Total Deferred Regulatory Charges	76.6	103.6
Other	34.8	31.4
Total Other Assets	$111.4	$135.0

Other Liabilities

December 31	2007	2006
Millions		
Future Benefit Obligation Under Defined Benefit Pension and Other Postretirement Plans	$71.6	$108.2
Deferred Regulatory Credits (See Note 5)	31.3	33.8
Asset Retirement Obligation (See Note 3)	36.5	27.2
Other	60.7	56.9
Total Other Liabilities	$200.1	$226.1

Environmental Liabilities. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to operating expense unless recoverable in rates from customers. (See Note 8.)

Income Taxes. We file a consolidated federal income tax return. We account for income taxes using the liability method as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income tax assets and liabilities are established for all temporary differences in the book and tax basis of assets and liabilities, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Due to the effects of regulation on Minnesota Power, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities. Investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property. Effective January 1, 2007, we adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." Under this provision we are required to recognize in our financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained, on audit, based solely on the technical merits of the position as of the reporting date. Only tax positions that meet the "more-likely-than-not' threshold may be recognized, and the term "more-likely-than-not" means more than 50 percent. (See Note 12.)

Excise Taxes. We collect excise taxes from our customers levied by government entities. These taxes are stated separately on the billing to the customer and recorded as a liability to be remitted to the government entity. We account for the collection and payment of these taxes on the net basis.

Note 2. Operations and Significant Accounting Policies (Continued)

New Accounting Standards. *SFAS 157.* In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It clarifies the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain measurements on earnings for the period. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is applied on a prospective basis. On February 6, 2008, the FASB announced it will issue a FASB Staff Position (FSP) to allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized at fair value on a nonrecurring basis. The FSP will also amend SFAS 157 to exclude SFAS 13, "Accounting for Leases," and its related interpretive accounting pronouncements. The FSP is expected to be issued in the near future. We have determined that the adoption of SFAS 157 will not have a material impact on our consolidated financial position, results of operations or cash flows.

SFAS 159. In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which is an elective, irrevocable election to measure eligible financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The election may only be applied at specified election dates and to instruments in their entirety rather than to portions of instruments. Upon initial election, the entity reports the difference between the instruments' carrying value and their fair value as a cumulative-effect adjustment to the opening balance of retained earnings. At each subsequent reporting date, an entity reports in earnings, unrealized gains and losses on items for which the fair value option has been elected. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is applied on a prospective basis. Early adoption of SFAS 159 is permitted provided the entity also elects to adopt the provisions of SFAS 157 as of the early adoption date selected for SFAS 159. We have elected not to adopt the provisions of SFAS 159 at this time.

SFAS 141R. In December 2007, the FASB issued SFAS 141(revised 2007), "Business Combinations," to increase the relevance, representational faithfulness, and comparability of the information a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R replaces SFAS 141, "Business Combinations" but, retains the fundamental requirements of SFAS 141 that the acquisition method of accounting be used and an acquirer be identified for all business combinations. SFAS 141R expands the definition of a business and of a business combination and establishes how the acquirer is to: (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and is to be applied prospectively. Early adoption is prohibited. SFAS 141R will impact ALLETE if we elect to enter into a business combination subsequent to December 31, 2008.

SFAS 160. In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," to improve the relevance, comparability, and transparency of the financial information a reporting entity provides in its consolidated financial statements. SFAS 160 amends ARB 51 to establish accounting and reporting standards for noncontrolling interests in subsidiaries and to make certain consolidation procedures consistent with the requirements of SFAS 141R. It defines a noncontrolling interest in a subsidiary as an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to include amounts attributable to the parent and the noncontrolling interest. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary which do not result in deconsolidation. SFAS 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. SFAS 160 shall be applied prospectively, with the exception of the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. We are currently evaluating the effect that the adoption of SFAS 160 will have on our consolidated financial position, results of operations and cash flows; however ALLETE Properties does have certain noncontrolling interests in consolidated subsidiaries. If SFAS 160 had been applied as of December 31, 2007, the $9.3 million reported as Minority Interest in the Liabilities section on our Consolidated Balance Sheet would have been reported as $9.3 million of Noncontrolling Interest in Subsidiaries in the Equity section of our Consolidated Balance Sheet.

Note 3. Property, Plant and Equipment

Property, Plant and Equipment December 31	2007	2006
Millions		
Regulated Utility	$1,683.0	$1,575.8
Construction Work in Progress	165.8	71.4
Accumulated Depreciation	(796.8)	(781.3)
Regulated Utility Plant – Net	1,052.0	865.9
Nonregulated Energy Operations	89.9	88.5
Construction Work in Progress	2.5	2.6
Accumulated Depreciation	(43.2)	(40.1)
Nonregulated Energy Operations Plant – Net	49.2	51.0
Other Plant – Net	3.3	4.7
Property, Plant and Equipment – Net	$1,104.5	$921.6

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. The MPUC and the PSCW have approved depreciation rates for our Regulated Utility plant.

Estimated Useful Lives of Property, Plant and Equipment

Regulated Utility –	Generation	4 to 29 years	Nonregulated Energy Operations	4 to 40 years
	Transmission	40 to 60 years	Other Plant	5 to 25 years
	Distribution	30 to 70 years		

Asset Retirement Obligations. Pursuant to SFAS 143, "Accounting for Asset Retirement Obligations," we recognize, at fair value, obligations associated with the retirement of tangible, long-lived assets that result from the acquisition, construction or development and/or normal operation of the asset. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. Asset retirement obligations relate primarily to the decommissioning of our utility steam generating facilities and land reclamation at BNI Coal, and are included in Other Liabilities on our consolidated balance sheet. Removal costs associated with certain distribution and transmission assets have not been recognized as these facilities have been determined to have indeterminate useful lives. Prior to the adoption of SFAS 143, utility decommissioning obligations were accrued through depreciation expense at depreciation rates approved by the MPUC. Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, removal costs have not been recognized because they are considered immaterial to our consolidated financial statements.

Asset Retirement Obligation	
Millions	
Obligation at December 31, 2005	$25.3
Accretion Expense	1.8
Additional Liabilities Incurred in 2006	0.1
Obligation at December 31, 2006	27.2
Accretion Expense	2.1
Additional Liabilities Incurred in 2007	7.2
Obligation at December 31, 2007	$36.5

Note 4. Jointly-Owned Electric Facility

We own 80 percent of the 536-MW Boswell Energy Center Unit 4 (Boswell Unit 4). While we operate the plant, certain decisions about the operations of Boswell Unit 4 are subject to the oversight of a committee on which we and Wisconsin Public Power, Inc., the owner of the other 20 percent of Boswell Unit 4, have equal representation and voting rights. Each of us must provide our own financing and is obligated to pay our ownership share of operating costs. Our share of direct operating expenses of Boswell Unit 4 is included in operating expense on our consolidated statement of income. Our 80 percent share of the original cost of Boswell Unit 4, which is included in property, plant and equipment at December 31, 2007, was $316 million ($314 million at December 31, 2006). The corresponding accumulated depreciation balance was $170 million at December 31, 2007 ($168 million at December 31, 2006).

Note 5. Regulatory Matters

Electric Rates. Entities within our Regulated Utility segment file for periodic rate revisions with the MPUC, the FERC or the PSCW. On February 8, 2008, the FERC approved our wholesale rate filing. Our wholesale customers consist of 16 municipalities in Minnesota and two private utilities in Wisconsin, including SWL&P. The FERC authorized an average 10 percent increase for wholesale municipal customers, a 12.5 percent increase for SWL&P, and an overall return on equity of 11.25 percent. The rate increase will go into effect on March 1, 2008, and on an annualized basis, the filing will generate approximately $7.5 million in additional revenue. Minnesota Power's retail rates are based on a 1994 MPUC retail rate order that allows for an 11.6 percent return on common equity dedicated to utility plant. SWL&P's current retail rates are based on a 2006 PSCW retail rate order, effective January 1, 2007. In 2007, 76 percent of our consolidated operating revenue was under regulatory authority (72 percent in 2006 and 2005). The MPUC had regulatory authority over approximately 58 percent of our consolidated operating revenue in 2007 (56 percent in 2006 and 2005).

Deferred Regulatory Charges and Credits. Our regulated utility operations are subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." We capitalize as deferred regulatory charges incurred costs which are probable of recovery in future utility rates. Deferred regulatory credits represent amounts expected to be credited to customers in rates. Deferred regulatory charges and credits are included in Other Assets and Other Liabilities on our consolidated balance sheet except for deferred fuel adjustment clause charges which are included in Prepayments and Other Current Assets (See Note 2). No deferred regulatory charges or credits are currently earning a return.

Deferred Regulatory Charges and Credits **December 31**	**2007**	**2006**
Millions		
Deferred Charges		
Income Taxes	$11.3	$11.6
Premium on Reacquired Debt	2.3	2.8
Future Benefit Obligations Under		
Defined Benefit Pension and Other Postretirement Plans (See Note 15)	53.7	86.1
Deferred MISO Costs	3.7	–
Asset Retirement Obligation	3.6	2.3
Other	2.0	0.8
	76.6	103.6
Deferred Credits – Income Taxes	31.3	33.8
Net Deferred Regulatory Assets	$45.3	$69.8

Note 6. Investments

Available-for-Sale Investments. We account for our available-for-sale portfolio in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Our available-for-sale securities portfolio consisted of securities in a grantor trust established to fund certain employee benefits included in Investments and various auction rate municipal bonds and variable rate municipal demand notes included as Short-Term Investments (see below). As a result of our periodic assessments, we did not record an impairment charge on our available for sale securities in the last three years.

Available-For-Sale Securities **Millions**				
		Gross Unrealized		
At December 31	**Cost**	**Gain**	**(Loss)**	**Fair Value**
2007	$45.3	$8.4	$(0.1)	$53.6
2006	$123.2	$7.0	$(0.1)	$130.1
2005	$135.2	$4.4	$(0.1)	$139.5

Year Ended December 31	**Sales Proceeds**	**Gross Realized Gain**	**Gross Realized (Loss)**	**Net Unrealized Gain (Loss) in Other Comprehensive Income**
2007	$81.4	–	–	$1.4
2006	$12.4	–	–	$2.5
2005	$32.3	–	–	$1.3

Note 6. Investments (Continued)

Short-Term Investments. At December 31, 2007, we held $23.1 million of short-term investments ($104.5 million at December 31, 2006) consisting of various auction rate municipal bonds and variable rate municipal demand notes. Substantially all of these securities consisted of guaranteed student loans, insured or reinsured by the federal government. The credit markets are currently experiencing significant uncertainty, and some of this uncertainty has impacted the markets where our auction rate securities would be offered. We are unable to estimate the impact, if any, which emerging credit market conditions may have on the liquidity of our auction rate securities. Any reduction in liquidity of our auction rate securities will not have a material impact on our overall liquidity needs. We believe the $23.1 million carrying value is not impaired, but we may have to reclassify the investment from short-term to long-term investments if future liquidity conditions mandate.

Investments. At December 31, 2007, our long-term investment portfolio included the real estate assets of ALLETE Properties, our investment in ATC, debt and equity securities consisting primarily of securities held to fund employee benefits, and our emerging technology portfolio.

Investments December 31	2007	2006
Millions		
Real Estate Assets	$91.3	$89.8
Debt and Equity Securities	48.9	36.4
Investment in ATC	65.7	53.7
Emerging Technology Portfolio	7.9	9.2
Total Investments	$213.8	$189.1

Real Estate Assets	2007	2006
Millions		
Land Held for Sale Beginning Balance	$58.0	$48.0
Additions during period: Capitalized Improvements	12.8	18.8
Purchases	–	1.4
Deductions during period: Cost of Real Estate Sold	(8.2)	(10.2)
Land Held for Sale Ending Balance	62.6	58.0
Long-Term Finance Receivables	15.3	18.3
Other *(a)*	13.4	13.5
Total Real Estate Assets	$91.3	$89.8

(a) Consisted primarily of a shopping center.

Finance receivables, which are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts of $0.2 million at December 31, 2007 ($0.2 million at December 31, 2006). The majority are receivables having maturities up to 5 years. Minority interest associated with real estate operations was $9.3 million at December 31, 2007 ($7.4 million at December 31, 2006).

Investment in ATC. Our Wisconsin subsidiary, Rainy River Energy Corporation - Wisconsin, has invested $60 million in ATC, a Wisconsin-based public utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. We account for our investment in ATC under the equity method of accounting, pursuant to EITF 03-16, "Accounting for Investments in Limited Liability Companies." As of December 31, 2007, our equity investment balance in ATC was $65.7 million ($53.7 million at December 31, 2006), representing an approximate 8.0 percent ownership interest.

ALLETE's Interest in ATC For the Year Ended December 31, 2007	
Millions	
Equity Investment Balance at December 31, 2006	$53.7
2007 Cash Investments	8.7
Equity in ATC Earnings	12.6
Distributed ATC Earnings	(9.3)
Equity Investment Balance at December 31, 2007	$65.7

Note 6. Investments (Continued)

Emerging Technology Portfolio. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. We account for our investment in venture capital funds under the equity method and account for our direct investments in privately-held companies under the cost method because of our ownership percentage. The total carrying value of our emerging technology portfolio was $7.9 million at December 31, 2007 ($9.2 million at December 31, 2006). Our policy is to review these investments quarterly for impairment by assessing such factors as continued commercial viability of products, cash flow and earnings. Any impairment would reduce the carrying value of the investment. Due to the distribution of investments from matured venture capital funds, our basis in direct investments in privately-held companies included in the emerging technology portfolio was $1.2 million at December 31, 2007 (zero at December 31, 2006). In 2007, we recorded $0.5 million ($0.3 million after tax) of impairments related to our venture capital funds whose future business prospects had significantly diminished. Developments at these companies indicated that future commercial viability was unlikely, as was new financing necessary to continue development. We did not record any impairments in 2006. In 2005, we recorded $5.1 million ($3.3 million after tax) of impairments related to our direct investments in certain privately-held, start-up companies.

Fair Value of Financial Instruments. With the exception of the items listed below, the estimated fair value of all financial instruments approximates the carrying amount. The fair value for the items below were based on quoted market prices for the same or similar instruments.

Financial Instruments December 31	Carrying Amount	Fair Value
Millions		
Long-Term Debt, Including Current Portion		
2007	$422.7	$410.9
2006	$389.5	$387.6

Concentration of Credit Risk. Financial instruments that subject us to concentrations of credit risk consist primarily of accounts receivable. Minnesota Power sells electricity to 12 Large Power Customers. Receivables from these customers totaled approximately $14 million at December 31, 2007 ($9 million at December 31, 2006). Minnesota Power does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. In addition, our taconite-producing Large Power Customers are on a weekly billing cycle, which allows us to closely manage collection of amounts due.

Note 7. Short-Term and Long-Term Debt

Short-Term Debt. Total short-term debt outstanding at December 31, 2007, was $11.8 million ($29.7 million at December 31, 2006) and consisted of Long-Term Debt Due Within One Year.

As of December 31, 2007, we had bank lines of credit aggregating $170.0 million ($170.0 million at December 31, 2006), the majority of which expire in January 2012. These bank lines of credit made financing available through short-term bank loans and provided credit support for commercial paper. At December 31, 2007, $4.3 million ($2.9 million at December 31, 2006) was drawn on our lines of credit leaving a $165.7 million balance available for use ($167.1 million at December 31, 2006). The drawn amounts at December 31, 2007, related to an $8.5 million revolving development loan with CypressCoquina Bank that we entered into in March 2005. The revolving development loan has an interest rate equal to the prime rate, with an initial term of 36 months. The term of the loan may be extended 24 months if certain conditions are met. The loan is guaranteed by Lehigh Acquisition Corporation, an 80 percent owned subsidiary of ALLETE Properties. There was no commercial paper issued as of December 31, 2007 and 2006.

In January 2006, we renewed, increased and extended a committed, syndicated, unsecured revolving credit facility (Line) with LaSalle Bank National Association, as Agent, for $150 million. The Line was subsequently extended for an additional year in December 2006 and currently matures in January 2012. At our request and subject to certain conditions, the Line may be increased to $200 million and extended for two additional 12-month periods. The Line may be used for general corporate purposes and working capital, and to provide liquidity in support of our commercial paper program. We may prepay amounts outstanding under the Line in whole or in part at our discretion without premium or penalty. Additionally, we may irrevocably terminate or reduce the size of the Line prior to maturity without premium or penalty. No funds were drawn under this Line at December 31, 2007 and 2006.

Note 7. Short-Term and Long-Term Debt (Continued)

Long-Term Debt. The aggregate amount of long-term debt maturing during 2008 is $11.8 million ($10.7 million in 2009; $5.0 million in 2010; $1.4 million in 2011; $3.1 million in 2012; and $390.7 million thereafter). Substantially all of our electric plant is subject to the lien of the mortgages collateralizing various first mortgage bonds.

On February 1, 2007, we issued $60 million in principal amount of First Mortgage Bonds (Bonds), 5.99% Series due February 1, 2027, in the private placement market. The Company has the option to prepay all or a portion of the Bonds at its discretion, subject to a make-whole provision. Proceeds were used to retire $60 million in principal amount of First Mortgage Bonds, 7% Series on February 15, 2007.

On June 8, 2007, we issued $50 million of senior unsecured notes (Notes) in the private placement market. The Notes bear an interest rate of 5.99% and will mature on June 1, 2017. The Company has the option to prepay all or a portion of the Notes at its discretion, subject to a make-whole provision. The Company used the proceeds from the sale of the Notes to fund utility capital projects and for general corporate purposes.

On behalf of SWL&P, the City of Superior, Wisconsin, issued $6.4 million in principal amount of Collateralized Utility Revenue Refunding Bonds (Series A Bonds) and $6.1 million of Collateralized Utility Revenue Bonds (Series B Bonds) on October 3, 2007. The Series A Bonds bear an interest rate of 5.375% and will mature on November 1, 2021. The proceeds, together with other funds, were used to redeem $6.5 million of existing 6.125% bonds. The Series B Bonds bear an interest rate of 5.75% and will mature on November 1, 2037. The proceeds from the Series B Bonds will be used to fund qualifying electric and gas projects.

On February 1, 2008, we issued $60 million in principal amount of First Mortgage Bonds (Bonds), 4.86% Series due April 1, 2013, in the private placement market. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. We intend to use the proceeds from the sale of the Bonds to fund utility capital expenditures and for general corporate purposes.

Long-Term Debt **December 31**	**2007**	**2006**
Millions		
First Mortgage Bonds		
6.68% Series Due 2007	–	$20.0
7.00% Series Due 2007	–	60.0
5.28% Series Due 2020	$35.0	35.0
4.95% Pollution Control Series F Due 2022	111.0	111.0
5.99% Series Due 2027	60.0	–
5.69% Series Due 2036	50.0	50.0
Senior Unsecured Notes 5.99% Due 2017	50.0	–
Variable Demand Revenue Refunding Bonds		
Series 1997 A, B, and C Due 2009 – 2020	36.5	39.0
Industrial Development Revenue Bonds 6.5% Due 2025	6.0	6.0
Industrial Development Variable Rate Demand Refunding		
Revenue Bonds Series 2006 Due 2025	27.8	27.8
Other Long-Term Debt, 2.0% – 8.0% Due 2008 – 2037	46.4	40.7
Total Long-Term Debt	422.7	389.5
Less: Due Within One Year	11.8	29.7
Net Long-Term Debt	$410.9	$359.8

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a quarterly ratio of its funded debt to total capital of less than or equal to .65 to 1.00. Failure to meet this covenant could give rise to an event of default, if not corrected after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due.

Note 8. Commitments, Guarantees and Contingencies

Off-Balance Sheet Arrangements. *Square Butte Power Purchase Agreement.* Minnesota Power has a power purchase agreement with Square Butte that extends through 2026 (Agreement). It provides a long-term supply of low-cost energy to customers in our electric service territory and enables Minnesota Power to meet power pool reserve requirements. Square Butte, a North Dakota cooperative corporation, owns a 455-MW coal-fired generating unit (Unit) near Center, North Dakota. The Unit is adjacent to a generating unit owned by Minnkota Power, a North Dakota cooperative corporation whose Class A members are also members of Square Butte. Minnkota Power serves as the operator of the Unit and also purchases power from Square Butte.

Minnesota Power was entitled to approximately 71 percent of the Unit's output under the Agreement prior to 2006. Minnkota Power exercised its option to reduce Minnesota Power's entitlement by approximately 5 percent annually to 66 percent in 2006 and 60 percent in 2007. We received notices from Minnkota Power that they further reduced our output entitlement by approximately 5 percent annually to 55 percent on January 1, 2008, and 50 percent on January 1, 2009, and thereafter. Minnkota Power has no further option to reduce Minnesota Power's entitlement below 50 percent.

Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on Minnesota Power's entitlement to Unit output. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. At December 31, 2007, Square Butte had total debt outstanding of $323.0 million. Total annual debt service for Square Butte is expected to be approximately $29 million in each of the years 2008 through 2012. Variable operating costs include the price of coal purchased from BNI Coal, our subsidiary, under a long-term contract.

Minnesota Power's cost of power purchased from Square Butte during 2007 was $57.3 million ($57.9 million in 2006; $56.4 million in 2005). This reflects Minnesota Power's pro rata share of total Square Butte costs, based on the 60 percent output entitlement in 2007, the 66 percent output entitlement in 2006 and the 71 percent output entitlement in 2005. Included in this amount was Minnesota Power's pro rata share of interest expense of $11.0 million in 2007 ($12.6 million in 2006; $13.6 million in 2005). Minnesota Power's payments to Square Butte are approved as a purchased power expense for ratemaking purposes by both the MPUC and the FERC.

We have two wind power purchase agreements with an affiliate of FPL Energy to purchase the output from two wind facilities, Oliver Wind I and II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Leasing Agreements. BNI Coal is obligated to make lease payments for a dragline totaling $2.8 million annually for the lease term which expires in 2027. BNI Coal has the option at the end of the lease term to renew the lease at a fair market rental, to purchase the dragline at fair market value, or to surrender the dragline and pay a $3.0 million termination fee. We lease other properties and equipment under operating lease agreements with terms expiring through 2016. The aggregate amount of minimum lease payments for all operating leases is $8.1 million in 2008, $8.1 million in 2009, $7.7 million in 2010, $7.2 million in 2011, $6.6 million in 2012 and $48.7 million thereafter. Total rent and lease expense was $6.6 million in 2007 ($6.8 million in 2006; $6.2 million in 2005).

Coal, Rail and Shipping Contracts. We have three coal supply agreements with various expiration dates ranging from December 2008 to December 2011. We also have rail and shipping agreements for the transportation of all of our coal, with various expiration dates ranging from December 2008 to December 2011. Our minimum annual payment obligations under these coal, rail and shipping agreements are currently $44.8 million in 2008, $10.8 million in 2009, $5.3 million in 2010, $5.4 million in 2011 and no specific commitments beyond 2011. Our minimum annual payment obligations will increase when annual nominations are made for coal deliveries in future years.

On January 24, 2008, the Company received a letter from BNSF alleging Minnesota Power defaulted on a material obligation under the Company's Coal Transportation Agreement (CTA). In the notice, BNSF claimed Minnesota Power underpaid approximately $1.6 million for coal transportation services in 2006 and that failure to pay such amounts plus interest within 60 days may result in BNSF's termination of the CTA. Minnesota Power believes it does not owe the amount claimed, and that BNSF's claims are wholly without merit. Minnesota Power intends to vigorously defend its position in this dispute.

Fuel Clause Recovery of MISO Day 2 Costs. We filed a petition with the MPUC in February 2005 to amend our fuel clause to accommodate costs and revenue related to the day-ahead and real-time markets through which we engage in wholesale energy transactions in MISO (MISO Day 2). In December 2006, the MPUC issued an order allowing Minnesota Power and the other utilities involved in the MISO Day 2 proceeding to continue recovering MISO Day 2 charges through the Minnesota retail fuel clause except for MISO Day 2 administrative charges. On January 8, 2007, this order was challenged by the Minnesota OAG, through a request for reconsideration. The request was opposed by Minnesota Power and the other utilities, as well as MISO. The reconsideration request effectively was denied by the MPUC. Upon denial of the reconsideration request, the OAG appealed the MPUC Order in a filing with the Minnesota Court of Appeals. Oral argument in the case is scheduled to be held on February 27, 2008, and a decision would be expected approximately 90 days there after. We are unable to predict the outcome of this matter.

Note 8. Commitments, Guarantees and Contingencies (Continued)

Fuel Clause Recovery of MISO Day 2 Costs (Continued). The December 2006 MPUC order, subject to the rehearing request, granted deferred accounting treatment for three MISO Day 2 charge types that were determined to be administrative charges. Under the order, Minnesota Power refunded, through customer bills, approximately $2 million of administrative charges previously collected through the fuel clause between April 1, 2005, and December 31, 2006, and recorded these administrative charges as a regulatory asset. We were permitted to continue accumulating MISO Day 2 administrative charges after December 31, 2006, as a regulatory asset until we file our next rate case, at which time recovery for such charges will be determined. The balance of this regulatory asset was $3.7 million on December 31, 2007, and we consider regulatory recovery to be probable. This order removed the subject to refund requirement of the two interim orders, and included extensive fuel clause reporting requirements that review our monthly and annual fuel clause filings with the MPUC. There was no impact on earnings as a result of this ruling. As a result of the MPUC's December 2006 order allowing recovery of nearly all MISO Day 2 charges through the fuel clause, we rescinded our December 2005 Letter of Intent to Withdraw from MISO in December 2006.

Emerging Technology Portfolio. We have investments in emerging technologies through minority investments in venture capital funds structured as limited liability companies, and direct investments in privately-held, start-up companies. We have committed to make additional investments in certain emerging technology venture capital funds. The total future commitment was $1.0 million at December 31, 2007, and may be invested in 2008. We do not have plans to make any additional investments beyond this commitment.

Discontinued Operations. Two of our subsidiaries, which were involved in our discontinued water operations, have been named in a claim brought by Capital Resources and Properties, Inc, (CRP). CRP alleges that Georgia Water and ALLETE Water Services are obligated to pay $2 million dollars plus interest and attorney fees pursuant to a contract that was entered into in 2001. The contract provides for payments of certain amounts upon the satisfaction of specified contingencies, which CRP alleges were satisfied in 2005 or were waived, or are otherwise due and owing. We intend to vigorously assert our defenses to the claim, and cannot predict the outcome of this matter. A trial date is expected later this year.

Environmental Matters. Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Due to future stricter environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

SWL&P Manufactured Gas Plant. In May 2001, SWL&P received notice from the WDNR that the City of Superior had found soil contamination on property adjoining a former Manufactured Gas Plant (MGP) site owned and operated by SWL&P from 1889 to 1904. A report submitted in 2003 identified some MGP-like chemicals that were found in the soil near the former plant site. The final Phase II report was issued in June 2007, confirming our understanding of the issues involved. The final Phase II Report and Risk Assessment were sent to the WDNR for review in June 2007. A remediation plan was developed during the fourth quarter of 2007 and will be submitted to the WDNR during the first quarter of 2008. Although it is not possible to quantify the potential clean-up cost until the investigation is completed, a $0.5 million liability was recorded in December 2003 to address the known areas of contamination. The Company has recorded a corresponding dollar amount as a regulatory asset to offset this liability. The PSCW approved the collection through rates of $0.3 million of site investigation costs that had been incurred through 2005. ALLETE maintains pollution liability insurance coverage that includes coverage for SWL&P. A claim has been filed with respect to this matter. The insurance carrier has issued a reservation of rights letter and the Company continues to work with the insurer to determine the availability of insurance coverage.

EPA Clean Air Interstate Rule. In March 2005, the EPA announced the final Clean Air Interstate Rule (CAIR) that reduces and permanently caps emissions of SO_2, NO_X and particulates in the eastern United States. The CAIR includes Minnesota as one of the 28 states it considers as "significantly contributing" to air quality standards non-attainment in other states. The CAIR has been challenged in the court system, which may delay implementation or modify provisions in the rules. Minnesota Power is participating in the legal challenge to the CAIR. However, if the CAIR does go into effect, Minnesota Power expects to be required to:

(1) make emissions reductions;
(2) purchase mercury, SO_2 and NO_X allowances through the EPA's cap-and-trade system; and/or
(3) use a combination of both.

EPA Clean Air Mercury Rule. In March 2005, the EPA also announced the final Clean Air Mercury Rule (CAMR) that would have reduced and permanently capped emissions of electric utility mercury emissions in the continental United States. On February 8, 2008 the United States Court of Appeals for the District of Columbia Circuit overturned the CAMR and remanded the rulemaking to the EPA for reconsideration. The Court's decision is subject to appeal. It is uncertain how the EPA will respond; and therefore it is also uncertain whether mercury emission reductions expected as a result of implementing AREA Plan expenditures at Taconite Harbor, and implementation of the 2006 Minnesota Mercury Emission Reduction Law which applies to Boswell Units 3 and 4, will meet the EPA's reformed mercury regulations. (See Minnesota Mercury Emission Law.) Cost estimates for complying with future mercury regulations under the Clean Air Act are therefore premature at this time.

Real Estate. As of December 31, 2007, ALLETE Properties, through its subsidiaries, had surety bonds outstanding of $35.9 million primarily related to performance and maintenance obligations to governmental entities to construct improvements in the company's various projects. The remaining work to be completed on these improvements is estimated to be approximately $6.4 million, and ALLETE Properties does not believe it is likely that any of these outstanding bonds will be drawn upon.

Community Development District Obligations. *Town Center.* In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6% Capital Improvement Revenue Bonds, Series 2005, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2036). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to pay for the construction of a portion of the major infrastructure improvements at Town Center. The bonds are payable from and secured by the revenue derived from assessments imposed, levied and collected by the Town Center District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Town Center District benefiting from the improvements. The assessments were billed to Town Center landowners effective in November 2006. To the extent that we still own land at the time of the assessment, in accordance with EITF 91-10, "Accounting for Special Assessments and Tax Increment Financing Entities," we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned approximately 69 percent of the assessable land in the Town Center District (73 percent at December 31, 2006). As we sell property, the obligation to pay special assessments will pass to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Palm Coast Park. In May 2006, the Palm Coast Park District issued $31.8 million of tax-exempt, 5.7% Special Assessment Bonds, Series 2006, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2037). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to pay for the construction of the major infrastructure improvements at Palm Coast Park and to mitigate traffic and environmental impacts. The bonds are payable from and secured by the revenue derived from assessments imposed, levied and collected by the Palm Coast Park District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Palm Coast Park District benefiting from the improvements. The assessments will be billed to Palm Coast Park landowners effective in November 2007. To the extent that we still own land at the time of the assessment, in accordance with EITF 91-10, "Accounting for Special Assessments and Tax Increment Financing Entities," we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned 86 percent of the assessable land in the Palm Coast Park District (97 percent at December 31, 2006). As we sell property, the obligation to pay special assessments will pass to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Other. We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. While the resolution of such matters could have a material effect on earnings and cash flows in the year of resolution, none of these matters are expected to materially change our present liquidity position, or have a material adverse effect on our financial condition.

Note 9. Common Stock and Earnings Per Share

Our Articles of Incorporation contains provisions that, under certain circumstances, would restrict the payment of common stock dividends. As of December 31, 2007, no retained earnings were restricted as a result of these provisions.

Summary of Common Stock	Shares	Equity
	Thousands	Millions
Balance at December 31, 2004	29,651	$400.1
2005 Employee Stock Purchase Plan	13	0.5
Invest Direct *(a)*	238	10.5
Options and Stock Awards	241	10.0
Balance at December 31, 2005	30,143	421.1
2006 Employee Stock Purchase Plan	12	0.5
Invest Direct *(a)*	218	10.0
Options and Stock Awards	63	7.1
Balance at December 31, 2006	30,436	438.7
2007 Employee Stock Purchase Plan	17	0.7
Invest Direct *(a)*	331	15.1
Options and Stock Awards	43	6.7
Balance at December 31, 2007	30,827	$461.2

(a) Invest Direct is ALLETE's direct stock purchase and dividend reinvestment plan.

Shareholder Rights Plan. In 1996, we adopted a rights plan that provides for a dividend distribution of one preferred share purchase right (Right) to be attached to each share of common stock. In July 2006, we amended the rights plan to extend the expiration of the Rights to July 11, 2009. The amendment also provides that the Company may not consolidate, merge, or sell a majority of its assets or earning power if doing so would be counter to the intended benefits of the Rights or would result in the distribution of Rights to the shareholders of the other parties to the transaction. Finally, the amendment provides for the creation of a committee of independent directors to annually review the terms and conditions of the amended rights plan (Rights Plan), as well as to consider whether termination or modification of the Rights Plan would be in the best interests of the shareholders and to make a recommendation based on such review to the Board of Directors.

The Rights, which are currently not exercisable or transferable apart from our common stock, entitle the holder to purchase one-and-a-half one-hundredths (three two-hundredths) of a share of ALLETE's Junior Serial Preferred Stock A, without par value. The purchase price, as defined in the Rights Plan, remains at $90. These Rights would become exercisable if a person or group acquires beneficial ownership of 15 percent or more of our common stock or announces a tender offer which would increase the person's or group's beneficial ownership interest to 15 percent or more of our common stock, subject to certain exceptions. If the 15 percent threshold is met, each Right entitles the holder (other than the acquiring person or group) to receive, upon payment of the purchase price, the number of shares of common stock (or, in certain circumstances, cash, property or other securities of ours) having a market value equal to twice the exercise price of the Right. If we are acquired in a merger or business combination, or more than 50 percent of our assets or earning power are sold, each exercisable Right entitles the holder to receive, upon payment of the purchase price, the number of shares of common stock of the acquiring or surviving company having a value equal to twice the exercise price of the Right. Certain stock acquisitions will also trigger a provision permitting the Board of Directors to exchange each Right for one share of our common stock.

The Rights are nonvoting and may be redeemed by us at a price of $0.005 per Right at any time they are not exercisable. One million shares of Junior Serial Preferred Stock A have been authorized and are reserved for issuance under the Rights Plan.

Note 9. Common Stock and Earnings Per Share (Continued)

Earnings Per Share. The difference between basic and diluted earnings per share arises from outstanding stock options and performance share awards granted under our Executive and Director Long-Term Incentive Compensation Plans. In accordance with SFAS 128, "Earnings Per Share," for 2007, 0.2 million options to purchase shares of common stock were excluded from the computation of diluted earnings per share because the option exercise prices were greater than the average market prices, and therefore, their effect would be anti-dilutive (no shares were excluded for 2006 and 2005).

Reconciliation of Basic and Diluted Earnings Per Share For the Year Ended December 31	Basic	Dilutive Securities	Diluted
Millions Except Per Share Amounts			
2007			
Income from Continuing Operations	$87.6	–	$87.6
Common Shares	28.3	0.1	28.4
Per Share from Continuing Operations	$3.09	–	$3.08
2006			
Income from Continuing Operations	$77.3	–	$77.3
Common Shares	27.8	0.1	27.9
Per Share from Continuing Operations	$2.78	–	$2.77
2005			
Income from Continuing Operations	$17.6	–	$17.6
Common Shares	27.3	0.1	27.4
Per Share from Continuing Operations	$0.65	–	$0.64

Note 10. Kendall County Charge

On April 1, 2005, Rainy River Energy, a wholly-owned subsidiary of ALLETE, assigned its power purchase agreement with LSP-Kendall Energy, LLC, the owner of an energy generation facility located in Kendall County, Illinois, to Constellation Energy Commodities. Rainy River Energy paid Constellation Energy Commodities $73 million in cash to assume the power purchase agreement that remains in effect through mid-September 2017. The federal tax benefits of the payment were realized through a $24.3 million capital loss carryback refund received in the third quarter of 2006. In addition, consent, advisory and closing costs of $4.9 million were incurred to complete the transaction. As a result of this transaction, ALLETE incurred a charge to operating expenses totaling $77.9 million ($50.4 million after tax, or $1.84 per diluted share) in the second quarter of 2005.

Note 11. Other Income (Expense)

For the Year Ended December 31	2007	2006	2005
Millions			
Loss on Emerging Technology Investments	$(1.3)	$(0.9)	$(6.1)
AFUDC - Equity	3.8	0.5	0.2
Debt Prepayment Premium and Unamortized Debt Issuance Costs	–	(0.6)	–
Investments and Other Income	13.0	12.9	7.0
Total Other Income	$15.5	$11.9	$1.1

In August 2006, we redeemed $29.1 million of outstanding Collier County Industrial Development Refunding Revenue Bonds 6.5% Series 1996 due 2025 with proceeds from the issuance of $27.8 million of Collier County Industrial Development Variable Rate Demand Refunding Revenue Bonds Series 2006 due 2025 and internally generated funds. As a result of an early redemption premium, we recognized an expense of $0.6 million in the third quarter of 2006.

Note 12. Income Tax Expense

Income Tax Expense Year Ended December 31	2007	2006	2005
Millions			
Current Tax Expense			
Federal	$26.5	$8.9 *(a)*	$27.2 *(b)*
State	7.2	9.6	6.5 *(b)*
Total Current Tax Expense	33.7	18.5	33.7
Deferred Tax Expense (Benefit)			
Federal	10.7	28.0 *(a)*	(26.4) *(b)*
State	4.7	2.0	(9.5)
Total Deferred Tax Expense (Benefit)	15.4	30.0	(35.9)
Change in Valuation Allowance	(0.3)	(1.1)	3.0
Investment Tax Credit Amortization	(1.1)	(1.1)	(1.3)
Income Tax Expense (Benefit) for Continuing Operations	47.7	46.3	(0.5)
Income Tax Expense (Benefit) for Discontinued Operations	–	(0.6)	3.4
Total Income Tax Expense	$47.7	$45.7	$2.9

(a) Included a current federal tax benefit of $24.3 million and a deferred federal tax expense of $24.3 million related to the refund from the Kendall County capital loss carryback. (See Note 10.)

(b) Included a current federal tax benefit of $1.3 million, current state tax benefit of $0.4 million and deferred federal tax benefit of $25.8 million related to the Kendall County charge. (See Note 10.)

Reconciliation of Taxes from Federal Statutory Rate to Total Income Tax Expense for Continuing Operations Year Ended December 31	2007	2006	2005
Millions			
Income from Continuing Operations Before Minority Interest and Income Taxes	$137.2	$128.2	$19.8
Statutory Federal Income Tax Rate	35%	35%	35%
Income Taxes Computed at 35% Statutory Federal Rate	$48.0	$44.9	$6.9
Increase (Decrease) in Tax Due to:			
Amortization of Deferred Investment Tax Credits	(1.1)	(1.1)	(1.3)
State Income Taxes – Net of Federal Income Tax Benefit	7.4	6.5	1.1
Depletion	(0.9)	(1.1)	(1.0)
Employee Benefits	0.4	0.1	(0.5)
Domestic Manufacturing Deduction	(1.1)	(0.6)	(0.4)
Regulatory Differences for Utility Plant	(2.2)	(0.9)	(0.6)
Positive Resolution of Audit Issues	(1.6)	–	(3.7)
Other	(1.2)	(1.5)	(1.0)
Total Income Tax Expense (Benefit) for Continuing Operations	$47.7	$46.3	$(0.5)

The effective tax rate on income from continuing operations before minority interest was a 34.8 percent expense for 2007; (36.1 percent expense for 2006; 2.5 percent benefit for 2005). The 2007 effective tax rate was impacted by state income tax audit settlements ($1.6 million), deductions for Medicare health subsidies (included in Employee Benefits, above), domestic manufacturing deduction, AFUDC-Equity (included in Regulatory Differences for Utility Plant, above), investment tax credits and depletion. The 2006 effective rate was impacted by investment tax credits, deductions for Medicare health subsidies, depletion and the expected use of state capital loss carryforwards, of which a $1.1 million benefit was included in the state tax provision.

Note 12. Income Tax Expense (Continued)

Deferred Tax Assets and Liabilities **December 31**	**2007**	**2006**
Millions		
Deferred Tax Assets		
Employee Benefits and Compensation *(a)*	$80.5	$95.5
Property Related	26.5	32.8
Investment Tax Credits	11.4	12.1
Other	13.4	17.9
Gross Deferred Tax Assets	131.8	158.3
Deferred Tax Asset Valuation Allowance	(3.3)	(3.6)
Total Deferred Tax Assets	$128.5	$154.7
Deferred Tax Liabilities		
Property Related	$201.7	$204.7
Regulatory Asset for Benefit Obligations	21.6	34.8
Unamortized Investment Tax Credits	16.1	17.2
Employee Benefits and Compensation	19.5	13.2
Fuel Clause Adjustment	10.7	6.0
Other	8.1	9.3
Total Deferred Tax Liabilities	$277.7	$285.2
Accumulated Deferred Income Taxes	$149.2	$130.5
Recorded as:		
Net Current Deferred Tax Liabilities (Assets)	$5.0	$(0.3)
Net Long-Term Deferred Tax Liabilities	144.2	130.8
Net Deferred Tax Liabilities	$149.2	$130.5

(a) Includes Unfunded Employee Benefits

Uncertain Tax Positions. Effective January 1, 2007, we adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." As a result of the implementation of FIN 48, we recognized a $1.0 million increase in the liability for unrecognized tax benefits. The adoption of FIN 48 also resulted in a reduction in retained earnings of $0.7 million, a reduction of deferred tax liabilities of $0.8 million and an increase in accrued interest of $0.5 million. Subsequent to the implementation of FIN 48, ALLETE's gross unrecognized tax benefits were $10.4 million. Of this total, $6.8 million (net of federal tax benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate.

Uncertain Tax Positions **December 31, 2007** **Millions**	**Gross Unrecognized Income Tax Benefits**
Balance at January 1, 2007	$10.4
Additions for Tax Positions Related to the Current Year	0.8
Reductions for Tax Positions Related to the Current Year	–
Additions for Tax Positions Related to Prior Years	–
Reduction for Tax Positions Related to Prior Years	(2.4)
Settlements	(3.5)
Balance at December 31, 2007	$5.3
Less: Tax Attributable to Temporary Items and Federal Benefit on State Tax	(2.3)
Total Unrecognized Tax Benefits that, if Recognized, Would Impact the Effective Tax Rate as of December 31, 2007	$3.0

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses in the Consolidated Statement of Income. As of January 1, 2007, the Company had $1.3 million of accrued interest and no accrued penalties related to unrecognized tax benefits included in the Consolidated Balance Sheet. As of December 31, 2007, the liability for the payment of interest is $0.9 million with no penalties. Due to the settlement of audits, $0.1 million of interest benefit and no penalties were recognized in the Consolidated Statement of Income for the year ended December 31, 2007.

We file income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, ALLETE is no longer subject to federal examination for years before 2003 or state examinations for years before 2004.

We expect that the total amount of unrecognized tax benefits as of December 31, 2007, will change by less than $2.0 million in the next 12 months due to statute expirations.

Note 13. Discontinued Operations

Enventis Telecom. In December 2005, we sold all the stock of our telecommunications subsidiary, Enventis Telecom, to Hickory Tech Corporation of Mankato, Minnesota, for $35.5 million. The transaction resulted in an after-tax loss of $3.6 million, which was included in our 2005 loss from discontinued operations. Net cash proceeds realized from the sale were approximately $29 million after transaction costs, repayment of debt and payment of income taxes. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we have reported our telecommunications business in discontinued operations for all periods presented.

Water Services. During 2003, we sold, under condemnation or imminent threat of condemnation, substantially all of our water assets in Florida for a total sales price of approximately $445 million. In 2004, we essentially concluded our strategy to exit our Water Services businesses with the sale of our North Carolina water assets and the sale of the remaining 72 water and wastewater systems in Florida. Aqua Utilities Florida, Inc. (Aqua Utilities) purchased our North Carolina water assets for $48 million and assumed approximately $28 million in debt. Aqua Utilities also purchased 63 of our water and wastewater systems in Florida for $14 million. Seminole County purchased the remaining 9 Florida systems for a total of $4 million. The FPSC approved the Seminole County transaction in September 2004. In December 2005, the FPSC ordered a $1.7 million reduction to plant investment, which the Company reserved for in 2005, and approved the transfer of the remaining 63 water and wastewater systems from Florida Water to Aqua Utilities. In March 2006, the Company paid Aqua Utilities the adjustment refund amount of $1.7 million.

In February 2005, we completed the exit from our Water Services businesses in Georgia with the sale of our wastewater assets for an immaterial gain. In 2005, we also incurred administrative and other expenses to support Florida Water transfer proceedings and recorded the $1.7 million rate-base settlement charge related to the sale by Florida Water of 63 systems to Aqua Utilities mentioned above.

Financial results for 2006 reflected additional legal and administrative expenses incurred by the Company to exit the Water Services businesses. There were no discontinued operations in 2007.

Discontinued Operations Summary Income Statement For the Year Ended December 31	**2006**	**2005**
Millions		
Operating Revenue		
Enventis Telecom	–	$50.7
Total Operating Revenue	–	$50.7
Pre-Tax Income from Operations		
Enventis Telecom	–	$3.0
	–	3.0
Income Tax Expense		
Enventis Telecom	–	1.2
	–	1.2
Total Income from Operations	–	1.8
Loss on Disposal		
Water Services	$(1.5)	(4.5)
Enventis Telecom	–	0.6
	(1.5)	(3.9)
Income Tax Expense (Benefit)		
Water Services	(0.6)	(2.0)
Enventis Telecom	–	4.2
	(0.6)	2.2
Net Loss on Disposal	(0.9)	(6.1)
Loss from Discontinued Operations	$(0.9)	$(4.3)

Note 14. Other Comprehensive Income (Loss)

Other Comprehensive Income (Loss) Year Ended December 31	Pre-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Millions			
2007			
Unrealized Gain on Securities During the Year	$1.4	$0.3	$1.1
Defined Benefit Pension and Other Postretirement Plans	5.5	2.3	3.2
Other Comprehensive Income	$6.9	$2.6	$4.3
2006			
Unrealized Gain on Securities During the Year	$2.5	$0.6	$1.9
Additional Pension Liability	11.0	4.6	6.4
Other Comprehensive Income	$13.5	$5.2	$8.3
2005			
Unrealized Gain on Securities During the Year	$1.3	$0.7	$0.6
Additional Pension Liability	(3.4)	(1.4)	(2.0)
Other Comprehensive Loss	$(2.1)	$(0.7)	$(1.4)

Accumulated Other Comprehensive Income (Loss) December 31	2007	2006
Millions		
Unrealized Gain on Securities	$5.1	$4.0
Defined Benefit Pension and Other Postretirement Plans	(9.6)	(12.8)
Total Accumulated Other Comprehensive Loss	$(4.5)	$(8.8)

Note 15. Pension and Other Postretirement Benefit Plans

We have noncontributory defined benefit pension plans covering eligible employees. The plans provide defined benefits based on years of service and final average pay. We also have defined contribution pension plans covering substantially all employees; employer contributions are made through our employee stock ownership plan (see Note 16), except for BNI Coal, which made cash contributions of $0.4 million in 2007 ($0.7 million in 2006 and 2005). In 2007, we made no contributions to ALLETE's defined benefit plan ($8.3 million in 2006).

On August 9, 2006, ALLETE's Board of Directors approved amendments to the Minnesota Power and Affiliated Companies Retirement Plan A (Retirement Plan A) and the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP). Retirement Plan A was amended to suspend further crediting service pursuant to the plan, effective as of September 30, 2006, and to close Retirement Plan A to new participants. Participants will continue to accrue benefits under the plan for future pay increases. In conjunction with this change, the Board of Directors took action to increase benefits employees will receive under the RSOP. The modification of Retirement Plan A required us to re-measure our pension expense as of August 9, 2006. As a result of the re-measurement, Retirement Plan A pension expense for 2006 was reduced by $0.2 million.

We have postretirement health care and life insurance plans covering eligible employees. The postretirement health plans are contributory with participant contributions adjusted annually. Postretirement health and life benefits are funded through a combination of Voluntary Employee Benefit Association trusts (VEBAs), established under section 501(c)(9) of the Internal Revenue Code, and an irrevocable grantor trust. Contributions deductible for income tax purposes are made directly to the VEBAs; nondeductible contributions are made to the irrevocable grantor trust. Amounts are transferred from the irrevocable grantor trust to the VEBAs when they become deductible for income tax purposes. In 2007, $5.9 million was transferred from the grantor trust to the VEBAs ($3.6 million in 2006; $11.4 million in 2005).

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit cost. SFAS 158 also requires additional disclosures in the notes to financial statements. SFAS 158 was effective for fiscal years ending after December 15, 2006.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

We use a September 30 measurement date for the pension and postretirement health and life plans. Pursuant to SFAS 158, we are required to change our measurement date to December 31 during the year ending December 31, 2008. On January 1, 2008, ALLETE recorded three months of pension expense as a reduction to retained earnings in the amount of $1.6 million, net of tax, to reflect the impact of this measurement date change.

Approximately 82 percent of the defined benefit pension and 69 percent of the postretirement health and life benefit costs recognized annually by our regulated companies are recovered through rates filed with our regulatory jurisdictions. It is expected that these costs will continue to be recovered in future rates in accordance with the requirements of SFAS 71. As a result, these amounts that are required to otherwise be recognized in accumulated other comprehensive income under the provisions of SFAS 158 have been recognized as a long-term regulatory asset on our consolidated balance sheet. The remaining 18 percent of the defined benefit pension and 31 percent of the postretirement health and life benefit costs relate to costs associated with our nonregulated operations and, accordingly, have been recognized as a charge to accumulated other comprehensive income at December 31, 2007.

Pension Obligation and Funded Status

At September 30	**2007**	**2006**
Millions		
Accumulated Benefit Obligation	$384.9	$376.1
Change in Benefit Obligation		
Obligation, Beginning of Year	$417.7	$412.4
Service Cost	5.3	9.1
Interest Cost	23.4	22.2
Actuarial Gain	(7.1)	(12.2)
Benefits Paid	(21.6)	(19.8)
Participant Contributions	2.7	6.0
Obligation, End of Year	$420.4	$417.7
Change in Plan Assets		
Fair Value, Beginning of Year	$364.7	$337.1
Actual Return on Assets	58.9	32.5
Employer Contribution	3.6	8.9
Benefits Paid	(21.6)	(19.8)
Other	–	6.0
Fair Value, End of Year	$405.6	$364.7
Funded Status, End of Year	$(14.8)	$(53.0)
Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Noncurrent Assets	$29.3	–
Current Liabilities	$0.8	$0.8
Noncurrent Liabilities	$43.3	$52.3

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

The pension costs reported on our consolidated balance sheet as regulatory long-term assets and accumulated other comprehensive income consist of the following:

Pension Costs Year Ended December 31	2007	2006
Millions		
Net Loss	$31.1	$69.9
Prior Service Cost	3.2	3.9
Transition Obligation	–	(0.1)
Total Pension Cost	$34.3	$73.7

Components of Net Periodic Pension Expense Year Ended December 31	2007	2006	2005
Millions			
Service Cost	$5.3	$9.1	$8.7
Interest Cost	23.4	22.2	21.3
Expected Return on Assets	(30.6)	(28.6)	(28.2)
Amortized Amounts			
Loss	3.4	4.6	3.1
Prior Service Cost	0.6	0.6	0.6
Transition Obligation	–	–	0.2
Net Pension Expense	$2.1	$7.9	$5.7

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income Year Ended December 31	2007	2006
Millions		
Net Gain	$(35.4)	$(5.9)
Amortization		
Prior Service Cost	(0.6)	(0.6)
Prior Loss	(3.3)	(4.6)
Total Recognized in Other Comprehensive Income	$(39.3)	$(11.1)

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets At September 30	2007	2006
Millions		
Projected Benefit Obligation	$170.6	$180.4
Accumulated Benefit Obligation	$188.3	$160.6
Fair Value of Plan Assets	$145.3	$130.9

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Postretirement Health and Life Obligation and Funded Status At September 30	**2007**	**2006**
Millions		
Change in Benefit Obligation		
Obligation, Beginning of Year	$138.9	$136.9
Service Cost	4.2	4.4
Interest Cost	7.9	7.4
Actuarial Loss (Gain)	7.5	(4.7)
Participation Contributions	1.4	1.4
Benefits Paid	(6.2)	(6.4)
Amendments	–	(0.1)
Obligation, End of Year	$153.7	$138.9
Change in Plan Assets		
Fair Value, Beginning of Year	$78.9	$60.9
Actual Return on Assets	9.6	5.8
Employer Contribution	6.8	17.2
Participation Contributions	1.4	1.4
Benefits Paid	(5.8)	(6.4)
Fair Value, End of Year	$90.9	$78.9
Funded Status, End of Year	($62.8)	$(60.0)
Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$0.6	–
Noncurrent Liabilities	$62.2	$60.0

Under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," only assets in the VEBAs are treated as plan assets in the above table for the purpose of determining funded status. In addition to the postretirement health and life assets reported in the previous table, we had $22.8 million in an irrevocable grantor trust at December 31, 2007 ($25.6 million at December 31, 2006). We consolidate the irrevocable grantor trust and it is included in Investments on our consolidated balance sheet.

The postretirement health and life costs reported on our consolidated balance sheet as regulatory long-term assets and accumulated other comprehensive income consist of the following:

Postretirement Health and Life Costs Year Ended December 31	**2007**	**2006**
Millions		
Net Loss	$22.7	$19.2
Prior Service Cost	(0.1)	(0.1)
Transition Obligation	12.6	15.0
Total Postretirement Health and Life Costs	$35.2	$34.1

Components of Net Periodic Postretirement Health and Life Expense (Income) Year Ended December 31	**2007**	**2006**	**2005**
Millions			
Service Cost	$4.2	$4.4	$4.0
Interest Cost	7.8	7.4	6.7
Expected Return on Assets	(6.5)	(5.6)	(4.8)
Amortized Amounts			
Loss	1.0	1.7	0.7
Transition Obligation	2.4	2.4	2.4
Net Expense	$8.9	$10.3	$9.0

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Estimated Future Benefit Payments	Pension	Postretirement Health and Life
Millions		
2008	$22.5	$5.9
2009	$23.1	$6.7
2010	$24.0	$7.6
2011	$25.0	$8.4
2012	$25.9	$9.0
Years 2013 – 2017	$148.2	$54.8

The pension and postretirement health and life costs recorded in other long-term assets and accumulated other comprehensive income expected to be recognized as a component of net pension and postretirement benefit costs for the year ending December 31, 2008, are as follows:

	Pension	Postretirement Health and Life
Millions		
Net Loss	$1.5	$1.4
Prior Service Costs	$0.6	–
Transition Obligations	–	$2.5
Total Pension and Postretirement Health and Life Costs	$2.1	$3.9

Weighted-Average Assumptions Used to Determine Benefit Obligation At September 30	2007	2006
Discount Rate	6.25%	5.75%
Rate of Compensation Increase	4.3 – 4.6%	3.5 – 4.5%
Health Care Trend Rates		
Trend Rate	10%	10%
Ultimate Trend Rate	5%	5%
Year Ultimate Trend Rate Effective	2012	2011

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Costs Year Ended December 31	2007	2006	2005
Discount Rate	5.75%	5.50%	5.75%
Expected Long-Term Return on Plan Assets			
Pension	9.0%	9.0%	9.0%
Postretirement Health and Life	5.0 – 9.0%	5.0 – 9.0%	5.0 – 9.0%
Rate of Compensation Increase	4.3 – 4.6%	3.5 – 4.5%	3.5 – 4.5%

In establishing the expected long-term return on plan assets, we consider the diversification and allocation of plan assets, the actual long-term historical performance for the type of securities invested in, the actual long-term historical performance of plan assets and the impact of current economic conditions, if any, on long-term historical returns.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Currently for plan valuation purposes, the discount rate is determined considering high-quality long-term corporate bond rates at the valuation date. The discount rate is compared to the Citigroup Pension Discount Curve adjusted for ALLETE's specific cash flows.

Sensitivity of a One-Percentage-Point Change in Health Care Trend Rates	One Percent Increase	One Percent Decrease
Millions		
Effect on Total of Postretirement Health and Life Service and Interest Cost	$1.9	$(1.5)
Effect on Postretirement Health and Life Obligation	$18.4	$(15.1)

	Pension		Postretirement Health and Life *(a)*	
Plan Asset Allocations	**2007**	**2006**	**2007**	**2006**
Equity Securities	61.3%	65.1%	61.6%	68.9%
Debt Securities	25.1%	29.6%	27.9%	30.6%
Real Estate	1.6%	0.8%	–	–
Private Equity	9.4%	4.2%	5.5%	–
Cash	2.6%	0.3%	5.0%	0.5%
	100.0%	100.0%	100.0%	100.0%

(a) Includes VEBAs and irrevocable grantor trust.

Pension plan equity securities did not include ALLETE common stock at September 30, 2007 or 2006.

To achieve strong returns within managed risk, we diversify our asset portfolio to approximate the target allocations in the table below. Equity securities are diversified among domestic companies with large, mid and small market capitalizations, as well as investments in international companies. In addition, all debt securities must have a Standard & Poor's credit rating of A or higher.

Plan Asset Target Allocations	Pension	Postretirement Health and Life *(a)*
Equity Securities	60%	69%
Debt Securities	24	30
Real Estate	9	–
Private Equity	6	–
Cash	1	1
	100%	100%

(a) Includes VEBAs and irrevocable grantor trust.

In May 2004, the FASB issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act)," which provides accounting and disclosure guidance for employers that sponsor postretirement health care plans that provide prescription drug benefits. FSP 106-2 requires that the accumulated postretirement benefit obligation and postretirement benefit cost reflect the impact of the Act upon adoption. We provide postretirement health benefits that include prescription drug benefits and have concluded that our prescription drug benefits qualified us for the federal subsidy to be provided for under the Act. We adopted FSP 106-2 in the third quarter of 2004. The deduction for Medicare health subsidies reduced our after-tax postretirement medical expense by $2.3 million for 2007 ($2.4 million for 2006; $3.5 million in 2005).

In 2005, we determined that our postretirement health care plans met the requirements of the Centers for Medicare and Medicaid Services' (CMS) regulations, and enrolled with the CMS to begin recovering the subsidy. We received the first subsidy payment of $0.3 million in May 2007 for 2006 credits.

Note 16. Employee Stock and Incentive Plans

Employee Stock Ownership Plan. We sponsor a leveraged employee stock ownership plan (ESOP) within the RSOP. As of their date of hire, all employees of ALLETE, SWL&P and Minnesota Power Affiliate Resources are eligible to contribute to the plan. In 1990, the ESOP issued a $75 million note (term not to exceed 25 years at 10.25 percent) to us as consideration for 2.8 million shares (1.9 million shares adjusted for stock splits) of our newly issued common stock. The note was refinanced in 2006 at 6 percent. We make annual contributions to the ESOP equal to the ESOP's debt service less available dividends received by the ESOP. The majority of dividends received by the ESOP are used to pay debt service, with the balance distributed to participants. The ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to participants based on the proportion of debt service paid in the year. As shares are released from collateral, we report compensation expense equal to the current market price of the shares less dividends on allocated shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; available dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $9.5 million in 2007 ($6.9 million in 2006; $5.5 million in 2005).

Pursuant to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," unallocated ALLETE common stock currently held and purchased by the ESOP will be treated as unearned ESOP shares and not considered as outstanding for earnings per share computations. ESOP shares are included in earnings per share computations after they are allocated to participants.

Year Ended December 31	2007	2006	2005
Millions			
ESOP Shares			
Allocated	1.8	1.7	1.9
Unallocated	2.2	2.5	2.6
Total	4.0	4.2	4.5
Fair Value of Unallocated Shares	$87.1	$115.2	$115.0

Stock-Based Compensation. *Stock Incentive Plan.* Under our Executive Long-Term Incentive Compensation Plan (Executive Plan), share-based awards may be issued to key employees through a broad range of methods, including non-qualified and incentive stock options, performance shares, performance units, restricted stock, stock appreciation rights and other awards. There are 1.5 million shares of common stock reserved for issuance under the Executive Plan, with 0.9 million of these shares available for issuance as of December 31, 2007.

We had a Director Long-Term Stock Incentive Plan (Director Plan) which expired on January 1, 2006. No grants have been made since 2003 under the Director Plan. Approximately 7,758 options were outstanding under the Director Plan at December 31, 2007.

Note 16. Employee Stock and Incentive Plans (Continued)

We currently have the following types of share-based awards outstanding:

Non-Qualified Stock Options. The options allow for the purchase of shares of common stock at a price equal to the market value of our common stock at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to ten years following the date of grant. In the case of qualified retirement, death or disability, options vest immediately and the period over which the options can be exercised is three years. Employees have up to three months to exercise vested options upon voluntary termination or involuntary termination without cause. All options are cancelled upon termination for cause. All options vest immediately upon retirement, death, disability or a change of control, as defined in the award agreement. We determine the fair value of options using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options' vesting periods, or the accelerated vesting period if the employee is retirement eligible.

The following assumptions were used in determining the fair value of stock options granted during 2007, under the Black-Scholes option-pricing model:

	2007	2006
Risk-Free Interest Rate	4.8%	4.5%
Expected Life	5 Years	5 Years
Expected Volatility	20%	20%
Dividend Growth Rate	5%	5%

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is estimated based on the historic volatility of our stock and the stock of our peer group companies. We utilize historical option exercise and employee pre-vesting termination data to estimate the option life. The dividend growth rate is based upon historical growth rates in our dividends.

Performance Shares. Under these awards, the number of shares earned is contingent upon attaining specific performance targets over a three-year performance period. In the case of qualified retirement, death or disability during a performance period, a pro-rata portion of the award will be earned at the conclusion of the performance period based on the performance goals achieved. In the case of termination of employment for any reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid based on the greater of actual performance up to the date of the change in control or target performance. The fair value of these awards is equal to the grant date fair value which is estimated based upon the assumed share-based payment three years from the date of grant. Compensation cost is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients.

Employee Stock Purchase Plan (ESPP). Under our ESPP, eligible employees may purchase ALLETE common stock at a 5 percent discount from the market price. Because the discount is not greater than 5 percent, we are not required by SFAS 123R to apply fair value accounting to these awards.

RSOP. Shares held in our RSOP are excluded from SFAS 123R and are accounted for in accordance with the AICPA Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

The following share-based compensation expense amounts were recognized in our consolidated statement of income for the periods presented since our adoption of SFAS 123R.

Share-Based Compensation Expense For the Year Ended December 31	**2007**	**2006**
Millions		
Stock Options	$0.8	$0.8
Performance Shares	1.0	1.0
Total Share-Based Compensation Expense	$1.8	$1.8
Income Tax Benefit	$0.7	$0.7

There were no capitalized stock-based compensation costs at December 31, 2007.

As of December 31, 2007, the total unrecognized compensation cost for performance share awards not yet recognized in our statements of income was $1.1 million. This amount is expected to be recognized over a weighted-average period of 1.7 years.

Note 16. Employee Stock and Incentive Plans (Continued)

The following table presents the pro forma effect of stock-based compensation had we applied the provisions of SFAS 123 for the year ended December 31, 2005.

Pro Forma Effect of SFAS 123 Accounting for Stock-Based Compensation	**2005**
Millions Except Per Share Amounts	
Net Income	
As Reported	$13.3
Less: Employee Stock Compensation Expense Determined Under SFAS 123 – Net of Tax	1.5
Plus: Employee Stock Compensation Expense Included in Net Income – Net of Tax	1.5
Pro Forma Net Income	$13.3
Basic Earnings Per Share	
As Reported	$0.49
Pro Forma	$0.49
Diluted Earnings Per Share	
As Reported	$0.48
Pro Forma	$0.48

In the previous table, the pro forma expense determined under SFAS 123 for employee stock options granted was calculated using the Black-Scholes option-pricing model with the following assumptions:

	2005
Risk-Free Interest Rate	3.7%
Expected Life	5 Years
Expected Volatility	20.0%
Dividend Growth Rate	5%

The following table presents information regarding our outstanding stock options for the year ended December 31, 2007.

	Number of Options	**Weighted-Average Exercise Price**	**Aggregate Intrinsic Value**	**Weighted-Average Remaining Contractual Term**
			Millions	
Outstanding at December 31, 2006	438,351	$37.35	$4.0	7.2 years
Granted	100,702	$48.65		
Exercised	(28,061)	$32.80		
Forfeited	–	–		
Outstanding at December 31, 2007	510,992	$39.83	$(0.1)	6.8 years
Exercisable at December 31, 2007	327,473	$36.43	$1.0	6.0 years
Fair Value of Options Granted During the Year	$8.15			

The weighted-average grant-date fair value of options was $6.92 for 2007 ($6.48 for 2006). The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $0.4 million during 2007 ($0.6 in 2006).

At December 31, 2007, options outstanding consisted of 0.1 million with exercise prices ranging from $18.85 to $29.79, 0.2 million with exercise prices ranging from $37.76 to $41.35 and 0.2 million with exercise prices ranging from $44.15 to $48.65. The options with exercise prices ranging from $18.85 to $29.79 have an average remaining contractual life of 3.8 years; all are exercisable at December 31, 2007, at a weighted average price of $26.70. The options with exercise prices ranging from $37.76 to $41.35 have an average remaining contractual life of 6.6 years; all are exercisable on December 31, 2007, at a weighted average price of $39.92. The options with exercise prices ranging from $44.15 to $48.65 have an average remaining contractual life of 8.5 years; less than 0.1 million are exercisable on December 31, 2007, at a weighted average price of $46.25.

In February 2007, we granted stock options to purchase 0.1 million shares of common stock (exercise price of $48.65 per share).

Note 16. Employee Stock and Incentive Plans (Continued)

Performance Shares. The following table presents information regarding our nonvested performance shares for the year ended December 31, 2007.

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2006	71,004	$45.39
Granted	23,974	$54.48
Awarded	(24,714)	$42.80
Forfeited	(3,299)	$49.70
Nonvested at December 31, 2007	66,965	$49.39

Less than 0.1 million performance share grants were awarded in February 2007 for performance periods ending in 2009. The ultimate issuance is contingent upon the attainment of certain future performance goals of ALLETE during the performance periods. The grant date fair value of the performance share awards was $1.1 million.

Less than 0.1 million performance share grants were awarded in February 2006 for the performance periods ending in 2007. The grant date fair value of the share awards was $1.0 million. Performance share grants related to the 2007 period will be issued in early 2008.

Note 17. Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter Ended		Mar. 31	Jun. 30	Sept. 30	Dec. 31
Millions Except Earnings Per Share					
2007					
Operating Revenue		$205.3	$223.3	$200.8	$212.3
Operating Income from Continuing Operations		$41.3	$33.9	$24.7	$33.8
Income from Continuing Operations		$26.3	$22.6	$16.5	$22.2
Net Income		$26.3	$22.6	$16.5	$22.2
Earnings Per Share of Common Stock					
Basic	Continuing Operations	$0.93	$0.80	$0.58	$0.78
Diluted	Continuing Operations	$0.93	$0.80	$0.58	$0.77
2006					
Operating Revenue		$192.5	$178.3	$199.1	$197.2
Operating Income from Continuing Operations		$36.4	$26.3	$38.7	$39.3
Income from	Continuing Operations	$18.8	$13.6	$21.9	$23.0
Loss from	Discontinued Operations	–	(0.4)	(0.1)	(0.4)
Net Income		$18.8	$13.2	$21.8	$22.6
Earnings (Loss) Per Share of Common Stock					
Basic	Continuing Operations	$0.68	$0.50	$0.78	$0.82
	Discontinued Operations	–	(0.02)	–	(0.01)
		$0.68	$0.48	$0.78	$0.81
Diluted	Continuing Operations	$0.68	$0.49	$0.78	$0.82
	Discontinued Operations	–	(0.02)	–	(0.01)
		$0.68	$0.47	$0.78	$0.81

ALLETE
Valuation and Qualifying Accounts and Reserves

For the Year Ended December 31	Balance at Beginning of Year	Additions Charged to Income	Additions Other Changes	Deductions from Reserves (a)	Balance at End of Period
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2007 Trade Accounts Receivable	$1.1	$1.0	–	$1.1	$1.0
Finance Receivables – Long-Term	0.2	–	–	–	0.2
2006 Trade Accounts Receivable	1.0	0.7	–	0.6	1.1
Finance Receivables – Long-Term	0.6	–	–	0.4	0.2
2005 Trade Accounts Receivable	1.0	1.1	–	1.1	1.0
Finance Receivables – Long-Term	0.7	–	–	0.1	0.6
Deferred Asset Valuation Allowance					
2007 Deferred Tax Assets	3.6	(0.3)	–	–	3.3
2006 Deferred Tax Assets	4.1	(1.1)	$0.6	–	3.6
2005 Deferred Tax Assets	1.1	3.8	–	0.8	4.1

(a) Includes uncollectible accounts written off.

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

For the Year Ended December 31	2007	2006	2005	2004	2003
Millions Except Ratios					
Income from Continuing Operations Before Minority Interest and Income Taxes	$137.2	$128.2	$19.8	$57.0	$49.5
Less: Minority Interest *(a)*	–	–	–	2.1	2.6
Undistributed Income from Less than 50 percent Owned Equity Investment	3.3	2.3	–	–	2.9
	133.9	125.9	19.8	54.9	44.0
Fixed Charges					
Interest on Long-Term Debt	21.2	22.2	23.1	60.3	70.0
Capitalized Interest	2.0	0.6	0.3	0.7	1.2
Other Interest Charges *(b)*	3.5	5.3	3.5	8.7	4.3
Interest Component of All Rentals *(c)*	1.9	2.0	2.8	3.5	8.0
Total Fixed Charges	28.6	30.1	29.7	73.2	83.5
Earnings Before Income Taxes and Fixed Charges (Excluding Capitalized Interest)	$160.5	$155.4	$49.2	$127.4	$126.3
Ratio of Earnings to Fixed Charges	5.61	5.16	1.66	1.74	1.51

(a) Pre-tax income of subsidiaries that have not incurred fixed charges.
(b) Includes interest expense relating to the adoption of FIN 48 – "Accounting for Uncertainty in Income Taxes."
(c) Represents interest portion of rents estimated at 33 1/3 percent.

ALLETE Common Stock Performance

The following graph compares ALLETE's cumulative Total Shareholder Return on its common stock with the cumulative return of the S&P 500 Index and the Philadelphia Stock Exchange Utility Index (Philadelphia Utility Index). The S&P 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Because this composite index has a broad industry base, its performance may not closely track that of a composite index comprised solely of electric utilities. The Philadelphia Utility Index is a capitalization-weighted index of 20 utility companies involved in the production of electrical energy.

The calculations assume a $100 investment on December 31, 2002, and reinvestment of dividends. The calculations further assume that the shares of ADESA common stock received by ALLETE shareholders in connection with the September 20, 2004, spin-off of ADESA were immediately sold and the proceeds invested in additional ALLETE common stock.


Total Shareholder Return for the
Five Years Ending December 31, 2007
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
ALLETE
S&P 500 Index
Philadelphia Utility Index

	2002	2003	2004	2005	2006	2007
ALLETE	$100	$141	$151	$186	$203	$180
S&P 500 Index	$100	$129	$143	$150	$173	$183
Philadelphia Utility Index	$100	$125	$157	$186	$223	$265

Officers of ALLETE and its Principal Subsidiaries

For a current listing of the officers of ALLETE and its principal subsidiaries, visit our Website at www.allete.com.

Investor Governance

Shareholder Information and Assistance

For shareholder information and assistance, write or call Shareholder Services at our corporate headquarters.

ALLETE Shareholder Services
30 West Superior Street
Duluth, MN 55802-2093
Toll-free phone: 800-535-3056
Duluth area number: 218-723-3974
Fax: 218-720-2502
E-mail: shareholder@allete.com

Invest Direct

ALLETE offers Invest Direct—a multi-featured direct stock purchase and dividend reinvestment plan. For information, contact ALLETE Shareholder Services.

Analyst Inquiries

Security analysts seeking information about us may contact one of the following:

Timothy J. Thorp
Vice President – Investor Relations
Phone: 218-723-3953
Fax: 218-720-2507
E-mail: tthorp@allete.com

Vincent J. Meyer
Investor Relations Manager
Phone: 218-723-3952
Fax: 218-720-2507
E-mail: vmeyer@allete.com

Annual Meeting

Our Annual Meeting of Shareholders is held the second Tuesday in May. Shareholders are invited to attend the 2008 Annual Meeting, beginning at 10:30 a.m., May 13, at the Duluth Entertainment and Convention Center, 350 Harbor Drive, Duluth, MN.

Corporate Website

www.allete.com

Stock Exchange Listings

ALLETE common stock is listed on the New York Stock Exchange under the symbol ALE and our CUSIP number is 018522300. Price quotes on our common stock may be found in many newspapers under the New York Stock Exchange composite transaction listing or at various Internet sites.

Transfer Agents and Registrars for Common Stock

ALLETE, Duluth, MN
Wells Fargo Bank, N.A., South St. Paul, MN

Common Stock Dividend Payment Dates

March 1, June 1, September 1 and December 1

Annual Report

This Annual Report and Form 10-K, and the financial statements contained herein, are submitted for the general information of our shareholders and not in connection with the sale or offer for sale of, or solicitation of an offer to buy, any securities. A copy of this Annual Report and Form 10-K will be furnished without charge to any shareholder upon written request to the address listed above.

We have included as Exhibit 31(a) and 31(b) to our 2007 Form 10-K, filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of ALLETE certifying the quality of ALLETE's public disclosure. We have also submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of ALLETE certifying that he is not aware of any violation by ALLETE of New York Stock Exchange corporate governance listing standards.

The ALLETE Annual Report and Form 10-K was printed on premium coated paper manufactured by Sappi Fine Paper North America. Sappi's Cloquet Mill is served with electricity by Minnesota Power. ALLETE is proud to use the high quality product of a valued customer in this report.



IN MOTION

ALLETE BOARD OF DIRECTORS

(standing, left to right)

GEORGE L. MAYER, 63, President of Manhattan Realty Group, Larchmont, New York.

MADELEINE W. LUDLOW, 53, Principal in Ludlow Ward Capital Partners, Cincinnati, Ohio.

DONALD J. SHIPPAR, 58, Chairman, President and CEO of ALLETE, Duluth, Minnesota.

ROGER D. PEIRCE, 70, retired Vice Chairman and CEO of Super Steel Products Corp., a manufacturer of fabricated metal products, Mequon, Wisconsin.

JACK J. RAJALA, 68, Chairman and CEO of Rajala Companies, lumber manufacturing and trading firms, Grand Rapids, Minnesota.

HEIDI J. EDDINS, 51, Executive Vice President, Secretary and General Counsel of Florida East Coast Railway, LLC, a transportation company, St. Augustine, Florida.

JAMES J. HOOLIHAN, 55, President and CEO of the Blandin Foundation and Chairman of Industrial Lubricant Co., a provider of industrial supplies and services to logging, railroad and mining companies, Grand Rapids, Minnesota.

(seated, left to right)

DOUGLAS C. NEVE, 52, Former Chief Financial Officer of Minneapolis-based Ceridian Corp., a multinational human resources company, Eden Prairie, Minnesota.

BRUCE W. STENDER, 66, Vice Chair of Labovitz Enterprises, which owns and manages commercial real estate, Duluth, Minnesota.

KATHLEEN BREKKEN, 58, retired President and CEO of Midwest of Cannon Falls, a designer, wholesaler and distributor of giftware, Cannon Falls, Minnesota.

SIDNEY W. EMERY JR., 61, Chairman of MTS Systems Corp., a global supplier of mechanical testing systems and industrial position sensors, Minneapolis, Minnesota.



ALLETE

30 West Superior Street
Duluth, Minnesota 55802-2093
www.allete.com

Conformed w/Exhibits

LLETE™



IN MOTION

2007 Annual Report and Form 10-K

IN MOTION

Dear Shareholder



ALLETE is working its way through one of the busiest periods in our 100+ year corporate history. Major air emissions control projects at two of our Minnesota generating stations are underway. Renewable energy projects are taking shape. Retail stores, offices and residences are under construction on land ALLETE Properties has brought to market in Florida.

With several major mining and processing projects awaiting approval in our northern Minnesota electric service territory, strong energy demand, and a supply of entitled land in desirable Florida locations, ALLETE's future appears bright. Meanwhile, ALLETE's strategic investment in the American Transmission Company continues to grow.

We intend to be a leader in the movement toward renewable energy and cleaner power plants. In our latest resource plan, we stated that Minnesota Power can meet its customers' electric energy needs for the next decade while achieving real reductions in the emission of greenhouse gases. To be out in front on cutting carbon emissions is the right thing to do environmentally. We believe it's also the wisest course from a long-term financial perspective.

We're primed to set in motion the first wind turbines ever to generate commercial power in our northern Minnesota electric service territory. Fittingly, this Taconite Ridge Energy Center lies right in the heart of ALLETE's service territory, on land in Mountain Iron leased from our largest customer, U.S. Steel. Minnesota Power serves not only large mining operations, but also major customers in the papermaking, wood products and pipeline industries. Renewable energy potential is plentiful in our region, not only because of the hydropower we've harnessed for a century and the wind resource we're now developing, but because wood waste from papermaking and logging can provide biomass fuel to generate power. We're also well positioned to purchase clean hydropower from Canadian sources.

ALLETE Properties owns a valuable portfolio of assets in Florida. Essentially all of the ALLETE Properties inventory is already zoned for multiple uses and served by roads and utilities. We believe that construction of retail and residential projects now underway on property we've sold at Town Center and Palm Coast Park creates a momentum for future land sales on adjacent parcels. While real estate is in a down cycle nationally, current market conditions may create opportunities to add to our inventory. Even though it's a question of time when the cycle swings upward, we expect real estate to provide important earnings contributions for years to come.

Creating value for shareholders is uppermost in the minds of ALLETE's board and its management. Our decision to raise the company's common stock dividend by five percent earlier this year underscores our belief that future earnings growth will sustain a strong dividend.

Once again, thanks for your continued support of our company. Your investment is instrumental in moving ALLETE forward.

Sincerely,

Donald Shippar
Chairman, President and Chief Executive Officer

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2007**

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission File No. **1-3548**

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 West Superior Street, Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Stock Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).
Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

The aggregate market value of voting stock held by nonaffiliates on June 29, 2007, was $1,437,610,992.

As of February 1, 2008, there were 30,829,791 shares of ALLETE Common Stock, without par value, outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference in Part III.

Index

Definitions

The following abbreviations or acronyms are used in the text. References in this report to "we," "us" and "our" are to ALLETE, Inc. and its subsidiaries, collectively.

Abbreviation or Acronym	Term
AICPA	American Institute of Certified Public Accountants
ALLETE	ALLETE, Inc.
ALLETE Properties	ALLETE Properties, LLC and its subsidiaries
AFUDC	Allowance for Funds Used During Construction - the cost of both the debt and equity funds used to finance utility plant additions during construction periods
AREA	Arrowhead Regional Emission Abatement
ATC	American Transmission Company LLC
Blandin Paper	UPM, Blandin Paper Mill
BNI Coal	BNI Coal, Ltd.
Boswell	Boswell Energy Center
Company	ALLETE, Inc. and its subsidiaries
Constellation Energy Commodities	Constellation Energy Commodities Group, Inc.
DOC	Minnesota Department of Commerce
DRI	Development of Regional Impact
EITF	Emerging Issues Task Force
Enventis Telecom	Enventis Telecom, Inc.
EPA	Environmental Protection Agency
ESA	Electric Service Agreement
ESOP	Employee Stock Ownership Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Florida Landmark	Florida Landmark Communities, Inc.
Florida Water	Florida Water Services Corporation
Form 8-K	ALLETE Current Report on Form 8-K
Form 10-K	ALLETE Annual Report on Form 10-K
Form 10-Q	ALLETE Quarterly Report on Form 10-Q
FPL Energy	FPL Energy, LLC
FPSC	Florida Public Service Commission
FSP	Financial Accounting Standards Board Staff Position
GAAP	Accounting Principles Generally Accepted in the United States
Heating Degree Days	Measure of the extent to which the average daily temperature is below 65 degrees Fahrenheit, increasing demand for heating
Invest Direct	ALLETE's Direct Stock Purchase and Dividend Reinvestment Plan
IPO	Initial Public Offering
kV	Kilovolt(s)
Laskin	Laskin Energy Center
Manitoba Hydro	Manitoba Hydro Board
MBtu	Million British thermal units
Mesabi Nugget	Mesabi Nugget Delaware, LLC
Minnesota Power	An operating division of ALLETE, Inc.
Minnkota Power	Minnkota Power Cooperative, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
Moody's	Moody's Investors Service, Inc.
MPCA	Minnesota Pollution Control Agency
MPUC	Minnesota Public Utilities Commission

Definitions (Continued)

Abbreviation or Acronym	Term
MW / MWh	Megawatt(s) / Megawatthour(s)
Non-residential	Retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional
NO_X	Nitrogen Oxide
Northwest Airlines	Northwest Airlines, Inc.
Note ___	Note ___ to the consolidated financial statements in this Form 10-K
NPDES	National Pollutant Discharge Elimination System
NYSE	New York Stock Exchange
OAG	Office of the Attorney General
Oliver Wind I	Oliver Wind I Energy Center
Oliver Wind II	Oliver Wind II Energy Center
Palm Coast Park	Palm Coast Park development project in Florida
Palm Coast Park District	Palm Coast Park Community Development District
PolyMet Mining	PolyMet Mining, Inc.
PSCW	Public Service Commission of Wisconsin
PUHCA 1935	Public Utility Holding Company Act of 1935
PUHCA 2005	Public Utility Holding Company Act of 2005
Rainy River Energy	Rainy River Energy Corporation
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards No.
SO_2	Sulfur Dioxide
Square Butte	Square Butte Electric Cooperative
Standard & Poor's	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
SWL&P	Superior Water, Light and Power Company
Taconite Harbor	Taconite Harbor Energy Center
Town Center	Town Center at Palm Coast development project in Florida
Town Center District	Town Center at Palm Coast Community Development District
WDNR	Wisconsin Department of Natural Resources

Safe Harbor Statement
Under the Private Securities Litigation Reform Act of 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in the Annual Report on Form 10-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions, or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties, which are beyond our control and may cause actual results or outcomes to differ materially from those that may be projected. These statements are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically:

- our ability to successfully implement our strategic objectives;
- our ability to manage expansion and integrate acquisitions;
- prevailing governmental policies, regulatory actions, and legislation including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW, and various local and county regulators, and city administrators, allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power, capital investments and other expenses, present or prospective wholesale and retail competition (including but not limited to transmission costs), zoning and permitting of land held for resale and environmental matters;
- the potential impacts of climate change on our Regulated Utility operations;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with laws and policies;
- weather conditions;
- natural disasters and pandemic diseases;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- effects of competition, including competition for retail and wholesale customers;
- changes in the real estate market;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- availability and management of construction materials and skilled construction labor for capital projects;
- unanticipated changes in operating expenses, capital and land development expenditures;
- global and domestic economic conditions;
- our ability to access capital markets and bank financing;
- changes in interest rates and the performance of the financial markets;
- our ability to replace a mature workforce and retain qualified, skilled and experienced personnel; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A under the heading "Risk Factors" beginning on page 22 of this Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by us in this Form 10-K and in our other reports filed with the SEC that attempt to advise interested parties of the factors that may affect our business.

Item 1. Business

ALLETE is a diversified company that has provided fundamental products and services since 1906. These include our former operations in the water, paper, telecommunications and automotive industries and the core **Energy** and **Real Estate** businesses we operate today.

Energy is comprised of Regulated Utility, Nonregulated Energy Operations and Investment in ATC.

- **Regulated Utility** includes retail and wholesale rate regulated electric, natural gas and water services in northeastern Minnesota and northwestern Wisconsin under the jurisdiction of state and federal regulatory authorities.
- **Nonregulated Energy Operations** includes our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales.
- **Investment in ATC** includes our equity ownership interest in ATC.

Real Estate includes our Florida real estate operations.

Other includes our investments in emerging technologies, and earnings on cash and short-term investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2007, unless otherwise indicated. All subsidiaries are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

Year Ended December 31	2007	2006	2005
Consolidated Operating Revenue – Millions	$841.7	$767.1	$737.4
Percentage of Consolidated Operating Revenue			
Regulated Utility	86	83	78
Nonregulated Energy Operations	8	9	16
Real Estate	6	8	6
	100%	100%	100%

For a detailed discussion of results of operations and trends, see Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations. For business segment information, see Notes 1 and 2.

Energy – Regulated Utility

Electric Sales / Customers

Minnesota Power provides regulated utility electric service in northeastern Minnesota to 141,000 retail customers and wholesale electric service to 16 municipalities. SWL&P provides regulated electric service, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (see Item 1 - Regulatory Matters.) In addition to serving residential, commercial and municipal electric needs, a high proportion of our electric sales are to large industrial customers.

Regulated Utility Electric Sales Year Ended December 31	2007	%	2006	%	2005	%
Millions of Kilowatthours						
Retail and Municipals						
Residential	1,141	9	1,100	9	1,102	10
Commercial	1,373	11	1,335	10	1,327	11
Industrial	7,054	55	7,206	56	7,130	61
Municipals and Other	1,092	8	990	8	956	8
	10,660	**83**	**10,631**	**83**	**10,515**	**90**
Other Power Suppliers *(a)*	2,157	17	2,153	17	1,142	10
	12,817	**100**	**12,784**	**100**	**11,657**	**100**

(a) Effective January 1, 2006, Taconite Harbor was redirected from Nonregulated Energy Operations to Regulated Utility.

Energy-Regulated Utility (Continued)

Industrial Customers

In 2007, our industrial customers represented 55 percent of total regulated utility kilowatthour sales. Our industrial customers are primarily in the taconite, paper, pulp, wood products and pipeline industries.

Industrial Customer Electric Sales Year Ended December 31	2007	%	2006	%	2005	%
Millions of Kilowatthours						
Taconite Producers	4,408	62	4,517	63	4,558	64
Paper, Pulp and Wood Products	1,613	23	1,689	23	1,623	23
Pipelines	562	8	550	8	480	7
Other Industrial	471	7	450	6	469	6
	7,054	**100**	**7,206**	**100**	**7,130**	**100**

Approximately 60 percent of the ore consumed by integrated steel facilities in the United States originates from six taconite customers of Minnesota Power. Taconite, an iron-bearing rock of relatively low iron content that is abundantly available in Minnesota, is an important domestic source of raw material for the steel industry. Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and agglomerate and pelletize the iron particles into taconite pellets. Strong worldwide steel demand, driven largely by extensive infrastructure development in China, has resulted in very robust world iron ore demand and steel pricing. This globalization of demand has positively impacted Minnesota taconite producers. With the exception of short-term production curtailments at two taconite plants, our taconite customers operated at maximum production levels in 2007. Annual taconite production in Minnesota was 39 million tons in 2007 (40 million tons in 2006 and 41 million tons in 2005) and it is estimated that it will be 41.5 million tons in 2008. An 800,000 ton per year expansion at Cleveland Cliffs' Northshore taconite facility is expected to be completed in April 2008, contributing to the expected increased production. It is expected that throughout 2008, Minnesota taconite producers will remain in a strong competitive position due to the strength of the world steel industry and their efficiency of production.

In addition to serving the taconite industry, Minnesota Power also serves a number of customers in the paper, pulp and wood products industry. In total, we serve four major paper and pulp mills directly and one paper mill indirectly by providing wholesale service to the retail provider of the mill. Minnesota Power also serves four wood products manufacturers. In 2007, approximately 90 percent of our revenue from this industry sector came from the paper and pulp producers, and 10 percent came from the wood products customers.

Minnesota Power's paper and pulp customers ran at, or very near, full capacity in 2007 despite the fact that the industry continued to face high fiber, chemical and energy costs as well as competition from exports in certain grades of paper products. Minnesota Power's customers benefited from the temporary or permanent idling of capacity both in North America at mills other than those served by Minnesota Power and the idling of capacity in Europe, as well as from the strength of the Canadian dollar and the Euro which has reduced imports both from Canada and Europe. Our wood products customers ran at reduced capacity levels, and two facilities were indefinitely idled due to the decreased number of new housing starts, a resultant declining demand and pricing for their products. One of the idled facilities was down for all of 2007 while another was idled during the last quarter of 2007.

The pipeline industry is the third key industrial segment served by Minnesota Power with services provided to two crude oil pipelines and one refinery. These customers have a common reliance on the importation of Canadian crude oil. After near capacity operation in 2006 and 2007, both pipeline operators are executing expansion plans to transport newly developed Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast.

Large Power Customer Contracts. Minnesota Power has large power customer contracts with 12 customers (Large Power Customers), 11 of which require 10 MW or more of generating capacity and one that requires at least 8 MW of generating capacity. Large Power Customers consist of five taconite producers, four paper and pulp mills, two pipeline companies and one manufacturer.

Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. (See Minimum Revenue and Demand Under Contract table below.) In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. Most contracts allow customers to establish the level of megawatts subject to a demand charge on a biannual (power pool season) or four-month basis and require that a portion of their megawatt needs be committed on a take-or-pay basis for at least a portion of the agreement. In addition to the demand charge, each Large Power Customer is billed an energy charge for each kilowatthour used that recovers the variable costs incurred in generating electricity. Six of the Large Power Customers have interruptible service for a portion of their needs, which provides a discounted demand rate and energy priced at Minnesota Power's incremental cost after serving all firm power obligations. Minnesota Power also provides incremental production service for customer demand levels above the contractual take-or-pay levels. There is no demand charge for this service and energy is priced at an increment above Minnesota Power's cost. Incremental production service is interruptible.

All contracts with Large Power Customers continue past the contract termination date unless the required advance notice of cancellation has been given. The advance notice of cancellation varies from one to four years. Such contracts minimize the impact on earnings that otherwise would result from significant reductions in kilowatthour sales to such customers. Large Power Customers are required to take all of their purchased electric service requirements from Minnesota Power for the duration of their contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the same regulatory process governing all retail electric rates. (See Regulatory Matters – Electric Rates.)

Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates. The customers receive estimated bills based on Minnesota Power's prediction of the customer's energy usage, forecasted energy prices and fuel clause adjustment estimates. Minnesota Power's five taconite-producing Large Power Customers have generally predictable energy usage on a week-to-week basis, which makes the variance between the estimated usage and actual usage small. Taconite-producing Large Power Customers subject to weekly billings receive interest on the money paid to Minnesota Power within the billing cycle.

Minimum Revenue and Demand Under Contract **As of February 1, 2008**	**Minimum Annual** **Demand Revenue** *(a,b)*	**Monthly** **Megawatts**
2008	$64.1 million	401
2009	$27.5 million	154
2010	$25.5 million	148
2011	$25.3 million	148
2012	$15.6 million	88

(a) Based on past experience, we believe revenue from our Large Power Customers will be substantially in excess of the minimum contract amounts. For example, in our 2006 Form 10-K we stated that 2007 minimum annual revenue demand from these Large Power Customers would be $62.5 million. Actual 2007 demand revenue from these Large Power Customers was $118.7 million.

(b) Although several contracts have a feature that allows demand to go to zero after a two-year advance notice of a permanent closure, this minimum revenue summary does not reflect this occurrence happening in the forecasted period because we believe it is unlikely.

Energy–Regulated Utility (Continued)

Contract Status for Minnesota Power Large Power Customers
As of February 1, 2008

Customer	Industry	Location	Ownership	Earliest Termination Date
Hibbing Taconite Co. *(a)*	Taconite	Hibbing, MN	62.3% Mittal Steel USA Inc. 23% Cleveland-Cliffs Inc 14.7% United States Steel (USS)	February 29, 2012
ArcelorMittal USA – Minorca Mine	Taconite	Virginia, MN	ArcelorMittal USA Inc.	December 31, 2013
United States Steel Corporation (USS) Minntac	Taconite	Mt. Iron, MN	USS	October 31, 2014
USS Keewatin Taconite	Taconite	Keewatin, MN	USS	October 31, 2014
United Taconite LLC *(a)*	Taconite	Eveleth, MN	70% Cleveland-Cliffs Inc 30% Laiwu Steel Group	February 29, 2012
UPM, Blandin Paper Mill *(a)*	Paper	Grand Rapids, MN	UPM-Kymmene Corporation	February 29, 2012
Boise White Paper, LLC *(b)*	Paper	International Falls, MN	Madison Dearborn Partnership	February 28, 2009
Sappi Cloquet LLC *(a)*	Paper	Cloquet, MN	Sappi Limited	February 29, 2012
NewPage Corporation – Duluth Mills	Paper and Pulp	Duluth, MN	NewPage Corporation	August 31, 2013
USG Interiors, Inc. *(b)*	Manufacturer	Cloquet, MN	USG Corporation	February 28, 2009
Enbridge Energy Company, Limited Partnership *(b)*	Pipeline	Deer River, MN Floodwood, MN	Enbridge Energy Company, Limited Partnership	February 28, 2009
Minnesota Pipeline Company *(b)*	Pipeline	Staples, MN Little Falls, MN Park Rapids, MN	60% Koch Pipeline Co. L.P. 40% Marathon Ashland Petroleum LLC	February 28, 2009

(a) *The contract will terminate four years from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is February 29, 2012.*

(b) *The contract will terminate one year from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is February 28, 2009.*

Energy–Regulated Utility (Continued)

Power Supply

In order to meet our customer's electric requirements, we utilize a mix of Company generation and purchased power. The Company's generation is primarily coal fired, but also includes approximately 115 MWs of hydro generation from ten hydro stations in Minnesota. Purchased power is made up of long–term power purchase agreements and market purchases. The following table reflects the Company's generating capabilities and total electrical requirements as of December 31, 2007. Minnesota Power had an annual net peak load of 1,614 MW on July 30, 2007.

Regulated Utility Power Supply	Unit No.	Year Installed	Net Winter Capability	For the Year Ended December 31, 2007 Electric Requirements	
			MW	MWh	%
Coal-Fired					
Boswell Energy Center	1	1958	69		
in Cohasset, MN	2	1960	69		
	3	1973	350		
	4	1980	429		
			917	6,005,520	45.7%
Laskin Energy Center	1	1953	55		
in Hoyt Lakes, MN	2	1953	54		
			109	591,499	4.5
Taconite Harbor Energy Center	1, 2 & 3	1957, 1957			
in Taconite Harbor, MN		1967	220	1,491,457	11.4
Total Coal			1,246	8,088,476	61.6
Purchased Steam					
Hibbard Energy Center in Duluth, MN	3 & 4	1949, 1951	47	53,354	0.4
Hydro					
Group consisting of ten stations in MN	Various		115	428,153	3.3
Total Company Generation			1,408	8,569,983	65.3
Long Term Purchased Power					
Square Butte burns lignite coal near Center, ND			273	1,533,186	11.7
Wind – Oliver County, ND *(a)*			20	203,675	1.5
Total Long Term Purchased Power			293	1,736,861	13.2
Other Purchased Power – Net *(b)*			–	2,819,715	21.5
Total Purchased Power			293	4,556,576	34.7
Total			1,701	13,126,559	100.0%

(a) The nameplate capacity of Oliver Wind I Energy Center is 50-MWs and 48-MWs for the Oliver Wind II Energy Center. The capacity reflected in the table is actual accredited capacity of the facility. Accredited capacity is the amount of net generating capability associated with the facility for which capacity credit may be obtained under applicable Mid-Continent Area Power Pool (MAPP) rules.

(b) Includes short term market purchases in the MISO market and from other power suppliers.

Fuel. Minnesota Power purchases low-sulfur, sub-bituminous coal from the Powder River Basin coal region located in Montana and Wyoming. Coal consumption in 2007 for electric generation at Minnesota Power's coal-fired generating stations was approximately 4.9 million tons. As of December 31, 2007, Minnesota Power had a coal inventory of about 922,000 tons. Of Minnesota Power's primary coal supply agreements, one agreement extends through 2011, one extends through 2009, and one has an initial term expiring at the end of 2008. Under these agreements, Minnesota Power has the tonnage flexibility to procure 70 percent to 100 percent of its total coal requirements. In 2008, Minnesota Power expects to obtain coal under these coal supply agreements and in the spot market. This diversity in coal supply options allows Minnesota Power to manage market price and supply risk and to take advantage of favorable spot market prices. Minnesota Power continues to explore future coal supply options. We believe that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.

In 2001, Minnesota Power and Burlington Northern Santa Fe Railway Company (BNSF) entered into a long-term agreement under which BNSF transports all of Minnesota Power's coal by unit train from the Powder River Basin directly to Minnesota Power's generating facilities or to a designated interconnection point. Minnesota Power also has agreements with an affiliate of the Canadian National Railway and Midwest Energy Resources Company to transport coal from the BNSF interconnection point to certain Minnesota Power facilities.

Energy–Regulated Utility (Continued)
Power Supply (Continued)

On January 24, 2008, we received a letter from BNSF alleging the Company defaulted on a material obligation under the Company's Coal Transportation Agreement (CTA). In the notice, BNSF claimed Minnesota Power underpaid approximately $1.6 million for coal transportation services in 2006 and that failure to pay such amount plus interest within 60 days may result in BNSF's termination of the CTA. We believe we do not owe the amount claimed, and that BNSF's claims are wholly without merit. We intend to vigorously defend our position in this dispute.

Coal Delivered to Minnesota Power Year Ended December 31	2007	2006	2005
Average Price per Ton	$21.78	$20.19	$19.76
Average Price per MBtu	$1.20	$1.10	$1.08

The Square Butte generating unit operated by Minnkota Power burns North Dakota lignite coal supplied by BNI Coal in accordance with the terms of a contract that extends through 2026. Square Butte's cost of lignite burned in 2007 was approximately $1.09 per MBtu. The lignite acreage that has been dedicated to Square Butte by BNI Coal is located on lands essentially all of which are under private control and presently leased by BNI Coal. This lignite supply is sufficient to provide fuel for the anticipated useful life of the generating unit.

Long Term Purchased Power. Minnesota Power has contracts to purchase capacity and energy from various entities. The largest contract is with Square Butte. Under an agreement with Square Butte expiring at the end of 2026, Minnesota Power is currently entitled to approximately 55 percent (50 percent in 2009 and thereafter) of the output of a 455-MW coal-fired generating unit located near Center, North Dakota. (See Note 8.)

In December 2006, we began purchasing the output from a 50-MW wind facility, Oliver Wind I, located in North Dakota, under a 25-year power purchase agreement with an affiliate of FPL Energy.

In May 2007, the MPUC approved a second 25-year wind power purchase agreement to purchase an additional 48 MW of wind energy from Oliver Wind II, an expansion of Oliver Wind I located in North Dakota. The MPUC also allowed immediate cost recovery for associated transmission upgrades. In November 2007, Oliver Wind II became operational and we began purchasing the output from the 48-MW wind facility.

On May 11, 2007, the MPUC approved a 50-MW power purchase agreement between Minnesota Power and Manitoba Hydro from May 2009 through April 2015.

Transmission and Distribution

We have electric transmission and distribution lines of 500 kV (8 miles), 230 kV (605 miles), 161 kV (43 miles), 138 kV (129 miles), 115 kV (1,203 miles) and less than 115 kV (6,347 miles). We own and operate 170 substations with a total capacity of 9,586 megavoltamperes. Some of our transmission and distribution lines interconnect with other utilities.

Properties

We own office and service buildings, an energy control center, repair shops, and lease offices and storerooms in various localities. Substantially all of our electric plant is subject to mortgages, which collateralize the outstanding first mortgage bonds of Minnesota Power and SWL&P. Generally, we hold fee interest in our real properties subject only to the lien of the mortgages. Most of our electric lines are located on land not owned in fee, but are covered by appropriate easement rights or by necessary permits from governmental authorities. Wisconsin Public Power, Inc. (WPPI) owns 20 percent of Boswell Unit 4. WPPI has the right to use our transmission line facilities to transport its share of Boswell generation. (See Note 4.)

Energy–Regulated Utility (Continued)

Regulatory Matters

We are subject to the jurisdiction of various regulatory authorities. The MPUC has regulatory authority over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of securities and other matters. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce and certain accounting and record-keeping practices. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas and water by SWL&P. The MPUC, FERC and PSCW had regulatory authority over 58 percent, 10 percent and 8 percent, respectively, of our 2007 consolidated operating revenue.

Electric Rates. Minnesota Power has historically designed its electric service rates based on cost of service studies under which allocations are made to the various classes of customers. Nearly all retail sales include billing adjustment clauses, which adjust electric service rates for changes in the cost of fuel and purchased energy, recovery of current and deferred conservation improvement program expenditures and recovery of certain environmental and renewable expenditures.

Information published by the Edison Electric Institute ("Typical Bills and Average Rates Report – Summer 2007" and "Rankings – July 1, 2007") ranked Minnesota Power as having the ninth lowest average retail rates out of 177 investor-owned utilities in the United States. We had the lowest rates in Minnesota and in the region consisting of Iowa, Kansas, Minnesota, Missouri, North Dakota, South Dakota and Wisconsin.

Minnesota Power requires that all large industrial and commercial customers under contract specify the date when power is first required. Thereafter, the customer is generally billed monthly for at least the minimum power for which they contracted. These conditions are part of all contracts covering power to be supplied to new large industrial and commercial customers and to current customers as their contracts expire or are amended. All rates and other contract terms are subject to approval by appropriate regulatory authorities.

Federal Energy Regulatory Commission. The FERC has jurisdiction over our wholesale electric service and operations. Minnesota Power's hydroelectric facilities, which are located in Minnesota, are also licensed by the FERC.

In August 2005, the Energy Policy Act of 2005 (EPAct 2005) was signed into law, which repealed PUHCA 1935 and enacted PUHCA 2005. PUHCA 2005 gives FERC certain authority over books and records of public utility holding companies and their affiliates. It also addresses FERC review and authorization of the allocation of costs for non-power goods, or administrative or management services when requested by a holding company system or state commission. In addition, EPAct 2005 directs the FERC to issue certain rules addressing electricity reliability, investment in energy infrastructure, fuel diversity for electric generation, promotion of energy efficiency and wise energy use. The FERC is currently in the process of implementing EPAct 2005. These include (among others):

- rulemaking for long-term transmission rights;
- dockets pertaining to the development and certification of electric reliability organizations, including delegated authority to regional entities for proposing and enforcing reliability standards;
- rules specifying the form of applications for federal construction permits to be issued in the exercise of federal backstop siting authority for transmission projects;
- rulemaking requiring unregulated transmitting utilities to provide open access to their transmission systems;
- various rulemakings regarding the consideration of merger applications under the revised Federal Power Act Section 203;
- a U.S. Department of Energy study/report on the benefits of economic dispatch and a report on recommendations of regional joint boards that considered economic dispatch;
- rulemaking to facilitate transmission market transparency; and
- the energy market manipulation rulemaking.

We continue to monitor FERC activity in these and other proceedings.

On December 28, 2007, we submitted a filing with the FERC seeking to increase electric rates for our wholesale customers. On February 8, 2008, the FERC approved our wholesale rate filing. Our wholesale customers consist of 16 municipalities in Minnesota and two private utilities in Wisconsin, including SWL&P. The FERC authorized an average 10 percent increase for wholesale municipal customers, a 12.5 percent increase for SWL&P, and an overall return on equity of 11.25 percent. The rate increase will go into effect on March 1, 2008, and on an annualized basis, the filing will generate approximately $7.5 million in additional revenue.

Municipal and Wholesale Customers. Minnesota Power has contracts with 16 Minnesota municipalities receiving wholesale electric service. One contract expires April 2008 (31,000 MWh purchased in 2007), while the other 15 are for service through at least January 2011. In 2007, these municipal customers purchased 893,000 MWh from Minnesota Power. Minnesota Power also has a contract for wholesale service with Dahlberg Light & Power Company (Dahlberg) in Wisconsin. Dahlberg purchased 115,000 MWh in 2007.

Midwest Independent Transmission System Operator, Inc. (MISO). Minnesota Power and SWL&P are members of MISO. Minnesota Power and SWL&P retain ownership of their respective transmission assets and control area functions, but their transmission network is under the regional operational control of MISO, and they take and provide transmission service under MISO open access transmission tariff. MISO continues its efforts to standardize rates, terms and conditions of transmission service over its broad region, encompassing all or parts of 15 states and one Canadian province, and over 100,000 MW of generating capacity.

Mid-Continent Area Power Pool (MAPP). Minnesota Power also participates in MAPP, a power pool operating in parts of eight states in the Upper Midwest and in two Canadian provinces. MAPP functions include a regional transmission committee and a generation reserve-sharing pool. Minnesota Power is also a member of the Midwest Reliability Organization that was established as a regional reliability council within the North American Electric Reliability Council on January 1, 2005.

Minnesota Public Utilities Commission. Minnesota Power's retail rates are based on a 1994 MPUC retail rate order that allows for an 11.6 percent return on common equity dedicated to utility plant. Minnesota Power may file a request to increase rates for its retail utility operations in mid-2008. Retail rates are being adjusted without a rate proceeding to reflect recovery of costs related to the AREA Plan, the Boswell 3 Environmental Improvement Plan (see AREA and Boswell Unit 3 Emission Reduction Plans), transmission investments and renewable investments.

Integrated Resource Plan. On October 31, 2007, Minnesota Power filed its Integrated Resource Plan (IRP), a comprehensive estimate of future capacity needs within the Minnesota Power service territory. Minnesota Power believes it can meet the estimated future customer demand for the next decade while achieving real reductions in the emission of greenhouse gases (primarily carbon dioxide).

Minnesota Power plans to meet expected loads through approximately 2020 by adding a significant amount of renewable generation and some supporting peaking generation. We do not plan to add new coal generation or enter into long-term power purchase agreements from coal-based generation resources without a greenhouse gas solution. We plan to add 300 to 500 megawatts of carbon-minimizing renewable energy to our generation mix. Besides the additional generation from renewable sources, Minnesota Power anticipates future supply will come from a combination of sources, including:

- "As-needed" peaking and intermediate generation facilities;
- Expiration of wholesale contracts presently in place;
- Short-term market purchases;
- Improved efficiency of existing generation and power delivery assets; and
- Expanded conservation and demand-side management initiatives.

We do not anticipate the need for new base load system generation within the Minnesota Power service territory through approximately 2020, and we project a one percent average annual growth in electric usage from our existing customers over that time frame.

Large Power Contracts. In 2006, a contract for approximately 70 MW was executed with PolyMet Mining, a new customer planning to start a copper, nickel and precious metals (non-ferrous) mining operation in late 2008. If PolyMet Mining receives all necessary environmental permits and achieves start-up, the contract will be fully implemented and would run through at least 2018. In April 2007, the MPUC approved our contract with PolyMet Mining.

In June 2007, a contract was executed with Mesabi Nugget, a company currently constructing an iron nugget facility near Hoyt Lakes, Minnesota. Iron nuggets, which typically consist of more than 94 percent iron (compared to taconite pellets at 63-65 percent iron), are ideal in meeting the requirements of electric-arc furnaces producing steel. On February 7, 2008, the MPUC held a hearing on the contract and adopted a motion approving the contract, subject to the issuance of a written order. Mesabi Nugget has received all necessary permits to begin construction and operations in 2008 and would be a 15 MW customer with the potential for further load growth. The Mesabi Nugget contract would run through at least 2017.

A new contract with Blandin Paper was approved by the MPUC on February 4, 2008. The new contract carries forward the same contract term, cancellation provision and take-or-pay provisions of the prior contract and only changed the demand nomination feature.

In February 2008, United States Steel announced its intent to restart a pellet line at its Keewatin Taconite processing facility. This pellet line, which has been idled since 1980, would be restarted and updated as part of a $300 million investment. It is anticipated that this will bring approximately 3.6 million tons of additional pellet making capability to Northeastern Minnesota by 2011, pending successful approval of environmental permitting.

AREA and Boswell Unit 3 Emission Reduction Plans. In May 2006, the MPUC approved our filing for current cost recovery of expenditures to reduce emissions to meet pending federal requirements at Taconite Harbor and Laskin under the AREA Plan. The AREA Plan approval allows Minnesota Power to recover Minnesota jurisdictional costs for SO_2, NO_X and mercury emission reductions made at these facilities without a rate proceeding. Current cost recovery from retail customers which include a return on investment and recovery of incremental expense. The AREA Plan is expected to significantly reduce emissions from Taconite Harbor and Laskin, while maintaining a reliable and reasonably-priced energy supply to meet the needs of our customers. We believe that control and abatement technologies applicable to these plants have matured to the point where further significant air emission reductions can be attained in a relatively cost-effective manner. Cost recovery filings are required to be made 90 days prior to the anticipated in-service date for the equipment at each unit, with rate recovery beginning the month following the in-service date.

Minnesota Power has completed installation of new equipment at Laskin and current cost recovery of AREA Plan costs has begun. The first of three Taconite Harbor unit installations was completed and placed back in-service in June 2007, with current cost recovery began in July 2007. We anticipate cost recovery on the other Taconite Harbor units once work is completed and the units have been placed back in service, which is expected in late 2008. As of December 31, 2007, we have spent $36 million of the anticipated $60 million in AREA Plan expenditures.

In May 2006, Minnesota Power announced plans to make emission reduction investments at our Boswell Unit 3 generating unit. Plans include reductions of particulate, SO_2, NO_X and mercury emissions to meet pending federal and state requirements. In late March 2007, the Boswell Unit 3 project received the necessary construction permits. On October 26, 2007, the MPUC issued a written order approving Minnesota Power's petition for current cost recovery for the Boswell Unit 3 emission reduction plan with some minor modifications and additional reporting requirements. MPUC approval authorized a cash return on construction work in progress during the construction phase in lieu of AFUDC-Equity and allows for a return on investment and current cost recovery of incremental expenses once the unit is placed into service in late 2009. On December 26, 2007, the MPUC approved Boswell Unit 3's rate adjustment for 2008. As of December 31, 2007, we have spent $89 million of the anticipated $200 million in Boswell Unit 3 emission reduction plan expenditures.

Conservation Improvement Program (CIP). Minnesota requires electric utilities to spend a minimum of 1.5 percent of gross operating revenues from service provided in the state on energy CIP's each year. These investments are recovered from retail customers through a billing adjustment and amounts included in retail base rates. The MPUC allows utilities to accumulate, in a deferred account for future cost recovery, all CIP expenditures, as well as a carrying charge on the deferred account balance. The Next Generation Energy Act of 2007 introduced, in addition to minimum spending requirements, an energy-saving goal of 1.5 percent of gross annual retail electric energy sales by 2010. In May 2007, an abbreviated filing was submitted and subsequently approved by the MPUC, allowing the continuation of Minnesota Power's 2006-2007 CIP biennial and related goals for one additional year, through 2008. For future program years, Minnesota Power will build upon current successful CIP's in an effort to meet the newly established 1.5 percent energy-saving goal. Minnesota Power's CIP investment goal was $3.2 million for 2007 ($3.2 million for 2006 and 2005), with actual spending of $3.9 million in 2007 ($3.8 million in 2006; $3.6 million in 2005).

Public Service Commission of Wisconsin. SWL&P's current retail rates are based on a December 2006 PSCW retail rate order that became effective January 1, 2007, and allows for an 11.1 percent return on common equity. Current rates reflect a 2.8 percent average increase in retail utility rates for SWL&P customers (a 2.8 percent increase in electric rates, a 1.4 percent increase in natural gas rates and an 8.6 percent increase in water rates). SWL&P originally requested an average increase in retail utility rates of 5.2 percent in its 2006 application. The approved rates were lower than originally requested due to the subsequent removal of costs for a new water tower and electric substation from the original request. Both of these projects are now estimated to be in service in late 2008 because of delays in obtaining all the necessary construction approvals. SWL&P anticipates filing for another rate increase request in 2008 that would go into effect in 2009. Previously, SWL&P's retail rates were based on a 2005 PSCW retail order that allowed for an 11.7 percent return on common equity.

Minnesota Legislation

Renewable Energy. In February 2007, Minnesota enacted a law requiring Minnesota Power to generate or procure 25 percent of our energy through renewable energy sources by 2025. The legislation also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. The legislation allows the MPUC to modify or delay a standard obligation if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a standard, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. Minnesota Power was developing and making renewable supply additions as part of its generation planning strategy prior to this legislation and this activity continues. Minnesota Power believes it will meet the requirements of this legislation.

Energy–Regulated Utility (Continued)
Minnesota Legislation (Continued)

Greenhouse Gas Reduction. In 2007, Minnesota passed legislation establishing non-binding targets for carbon dioxide reductions. This legislation establishes a goal of reducing statewide greenhouse gas (GHG) emissions across all sectors reducing those emissions to a level at least 15 percent below 2005 levels by 2015, at least 30 percent below 2005 levels by 2025, and at least 80 percent below 2005 levels by 2050. Minnesota is also participating in the Midwestern Greenhouse Gas Accord, a regional effort to develop a multi-state approach to GHG emission reductions.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Competition

We believe the overall impact of the EPAct 2005 on the electric utility industry has been positive and are continuing to evaluate the effects on our business as this legislation is being implemented. This federal legislation is designed to bring more certainty to energy markets in which ALLETE participates, as well as to provide investment incentives for energy efficiency, energy infrastructure (such as electric transmission lines) and energy production. The FERC has the responsibility of implementing numerous new standards as a result of the promulgation of the EPAct 2005. To date the FERC's regulatory efforts under the EPAct 2005 appear to be generally positive for the utility industry. The PUHCA 1935 repeal may also allow an acceleration of merger activity, as well as spawn moves by state regulators to adopt PUHCA-like regulations, although both events are speculative and difficult to predict. We cannot predict the timing or substance of any future legislation or regulation.

Franchises

Minnesota Power holds franchises to construct and maintain an electric distribution and transmission system in 91 cities and towns located within its electric service territory. SWL&P holds similar franchises for electric, natural gas and/or water systems in 15 cities and towns within its service territory. The remaining cities and towns served do not require a franchise to operate within their boundaries. Our exclusive service territories are established by state regulatory agencies.

Energy – Nonregulated Energy Operations

ALLETE's nonregulated energy operations include our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales.

BNI Coal operates a lignite mine in North Dakota. BNI Coal is a low-cost supplier of lignite in North Dakota, producing about 4 million tons annually. Two electric generating cooperatives, Minnkota Power and Square Butte, presently consume virtually all of BNI Coal's production of lignite under cost-plus a fixed-fee coal supply agreements extending through 2026. (See Item 1 - Fuel and Note 8.) The mining process disturbs and reclaims approximately 210 acres per year. Laws require that the reclaimed land be at least as productive as it was prior to mining. The average cost to reclaim one acre of land is about $15,000, however, it could be as high as $30,000. Reclamation costs are included in the cost of coal passed through to customers. With lignite reserves of an estimated 600 million tons, BNI Coal has ample capacity to expand production.

Nonregulated generation consists of approximately 50 MW of generation. In 2007, we sold 0.2 million MWh of nonregulated generation (0.2 million in 2006; 1.5 million in 2005). Effective January 1, 2006, Taconite Harbor was redirected from our Nonregulated Energy Operations segment to our Regulated Utility segment in accordance with an update to the Company's 2004 Resource Plan, as approved by the MPUC.

Nonregulated Power Supply	Unit No.	Year Installed	Year Acquired	Net Capability
				MW
Steam				
Wood-Fired *(a)*				
Cloquet Energy Center in Cloquet, MN	5	2001	2001	22
Rapids Energy Center *(b)* in Grand Rapids, MN	6 & 7	1969, 1980	2000	29
Hydro				
Conventional Run-of-River				
Rapids Energy Center *(b)* in Grand Rapids, MN	4 & 5	1917	2000	1

(a) Supplemented by coal.
(b) The net generation is primarily dedicated to the needs of one customer.

Taconite Harbor. Taconite Harbor facility has operated as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, the Taconite Harbor facility was operated as nonregulated generation facility. (See Energy – Regulated Utility – Minnesota Public Utilities Commission.)

Rainy River Energy has been engaged in the acquisition and development of nonregulated generation and wholesale power marketing. (See Note 10.)

Rainy River Energy Corporation - Wisconsin continues to study the feasibility of the construction of a natural gas-fired electric generating facility in northwestern Wisconsin.

Minnesota Land. We have about 15,000 acres of land in northern Minnesota, available for sale. We acquired the land in 2001 when we purchased Taconite Harbor from LTV Steel Mining Co.

Energy – Investment in ATC

At December 31, 2007, we had an approximate 8 percent ownership interest in ATC. ATC is a Wisconsin-based public utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. (See Note 6.) Our Wisconsin subsidiary, Rainy River Energy Corporation - Wisconsin, has invested $60 million in ATC.

Real Estate

ALLETE Properties is our real estate business that has operated in Florida since 1991. ALLETE Properties acquires real estate portfolios and large land tracts at bulk prices, adds value through entitlements and/or infrastructure improvements, and resells the property over time to developers, end-users and investors. ALLETE Properties is focused on acquiring vacant land in Florida and other parts of the southeast United States. Management at ALLETE Properties uses their business relationships, understanding of real estate markets and expertise in the land development and sales processes to provide revenue and earnings growth opportunities to ALLETE.

ALLETE Properties is headquartered in Fort Myers, Florida, the location of its southwest Florida regional office. We also have a regional office in Palm Coast, Florida, which oversees northeast Florida operations.

Southwest Florida operations consist of land sales and a third-party brokerage business, with limited land development activities. Inventory includes residential and non-residential land located in Lehigh Acres and Cape Coral. The inventory represents the remaining properties acquired in 1991 from the Resolution Trust Corporation and in 1999 from Avatar Properties, Inc. The operation also generates rental income from a 186,000 square foot retail shopping center located in Winter Haven, Florida. The center is anchored by Macy's and Belk's department stores, along with Staples.

Northeast Florida operations focus on land sales and development activities. Development activities involve mainly zoning, permitting, platting and master infrastructure construction. Development costs are financed through a combination of community development district bonds, bank loans and internally-generated funds. Our three major development projects include Town Center at Palm Coast, Palm Coast Park and Ormond Crossings.

Town Center. Town Center, which is located in the city of Palm Coast, is a mixed-use development with a neo-traditional downtown core area. Surrounded by major arterial roads, including Interstate 95, Town Center is adjacent to the Florida Hospital-Flagler, the Flagler County Airport and the Flagler Palm Coast High School. Sites have also been set aside for a new city hall, a community center, an arts and entertainment center, and other public uses. At build-out, Town Center is expected to include approximately 3,200 residential units including lodging rooms and assisted living units, and 3.8 million square feet of various types of non-residential space. Market conditions will determine how quickly Town Center builds out.

Construction of the major infrastructure improvements at Town Center was substantially complete at the end of 2006. Improvements include 3.6 miles of roads, a master storm water management system, underground utilities, street lights, sidewalks, bike paths, and extensive landscaping. To date, our marketing program has targeted a blend of office, retail commercial, residential, mixed-use and institutional project developers. In April 2007, Palm Coast Center, LLC and Target Corporation closed on a 52 acre commercial site and immediately began construction of a 424,000 square foot retail power center. An 85,000 square foot retail center anchored by a Publix grocery store opened in 2007.

Real Estate (Continued)

Pending land sales under contract for properties at Town Center totaled $18.9 million at December 31, 2007. We have the opportunity to receive participation revenue as part of one of these sales contracts.

In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6% Capital Improvement Revenue Bonds, Series 2005, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2036). The bonds were primarily used to pay for the construction of a portion of the major infrastructure improvements at Town Center. (See Note 8.)

Palm Coast Park. Palm Coast Park, which is located in the city of Palm Coast, is a 4,700-acre mixed-use development bisected by a six-mile segment of U.S. Highway 1 about one mile from an existing Interstate 95 interchange and bounded on the west by a Florida East Coast Railroad line. Major infrastructure construction at Palm Coast Park was substantially complete by the end of 2007. At build-out, Palm Coast Park is expected to include approximately 4,000 residential units, 3.2 million square feet of various types of non-residential space and certain public facilities. Market conditions will determine how quickly Palm Coast Park builds out. Land sales at Palm Coast Park commenced in August 2006, and in June 2007, LRCF Palm Coast, LLC (a subsidiary of Lowe Enterprises) closed on the first phase of its Sawmill Creek project.

Pending land sales under contract for properties at Palm Coast Park totaled $31.9 million at December 31, 2007. We have the opportunity to receive participation revenue as part of these sales contracts.

In May 2006, the Palm Coast Park District issued $31.8 million of tax-exempt, 5.7% Special Assessment Bonds, Series 2006, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2037). The bonds were primarily used to pay for the construction of the major infrastructure improvements at Palm Coast Park and to mitigate traffic and environmental impacts. (See Note 8.)

ALLETE Properties is funding certain platting and permitting costs; however, the majority of ongoing and future development costs may be funded by Palm Coast Park District bond proceeds. We anticipate that the Palm Coast Park District will need to issue additional bonds to pay for the development of retail commercial, office and industrial lots.

Ormond Crossings. Ormond Crossings is an approximately 6,000-acre mixed-use development that is located in both the city of Ormond Beach in Volusia County and unincorporated Flagler County. The site is bisected by Interstate 95 and a Florida East Coast Railroad line and is adjacent to the city of Ormond Beach airport. Ormond Crossings has three miles of frontage on the east and west sides of Interstate 95 and will have two main entrances each within a mile from an existing U.S. Highway 1 and Interstate 95 interchange.

Planning, engineering design and permitting of the master infrastructure are ongoing. Density of the residential and non-residential components of the project will be determined based on market and traffic mitigation cost considerations. We estimate the first two phases of Ormond Crossings will include 2,500–3,200 residential units and 2.5–3.5 million square feet of various types of non-residential space.

Ormond Crossings will also include an approximately 2,000 acre regionally significant wetlands mitigation bank that is expected to be fully permitted by the St. Johns River Water Management District and the U.S. Army Corps of Engineers by mid-2009. Wetland mitigation credits will be used at Ormond Crossings and will be available for sale to other developers. Market conditions will determine how quickly Ormond Crossings builds out.

Other Land. In addition to the major development projects, land inventories in Florida include approximately 1,600 acres of other property. Several smaller development projects are under way to plat these properties, add infrastructure, modify and enhance existing entitlements.

Property sale prices may vary depending on location; physical characteristics; parcel size; whether parcels are sold as raw land, partially developed land or individually developed lots; degree and status of entitlement; and whether the land is ultimately purchased for residential or non-residential development. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

Seller Financing

ALLETE Properties sometimes provides seller financing. At December 31, 2007, outstanding finance receivables were $15.3 million, with maturities up to 5 years. These finance receivables accrue interest at market-based rates and are collateralized by the financed properties.

Real Estate (Continued)

Regulation

A substantial portion of our development properties in Florida are subject to federal, state and local regulations, and restrictions that may impose significant costs or limitations on our ability to develop the properties. Much of our property is vacant land and some is located in areas where development may affect the natural habitats of various protected wildlife species or in sensitive environmental areas such as wetlands.

Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (Growth Management Act), which requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive DRI application. The DRI review process includes an evaluation of a project's impact on the environment, infrastructure and government services, and requires the involvement of numerous state and local environmental, zoning and community development agencies. Compliance with the Growth Management Act and the DRI process is usually lengthy and costly.

Competition

The real estate industry is very competitive. Our properties are located in Florida. We are focused on acquiring additional vacant land in Florida and other parts of the southeast United States. This region continues to attract competitive real estate operations at many different levels in the land development pipeline. Competitors include local and out-of-state institutional investors, real estate investment trusts and real estate operators, among others. These competitors, both public and private, compete with us in seeking real estate for acquisition, resources for development and sales to prospective buyers. Consequently, competitive market conditions may influence the timing and profitability of our real estate transactions.

Other

Our Other segment consists of investments in emerging technologies related to the electric utility industry, and earnings on cash and short-term investments.

Emerging Technology Portfolio. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. Since 1985, we have invested in start-up companies, developing technologies that may be utilized by the electric utility industry. We are committed to invest up to an additional $1.0 million in 2008 and do not have plans to make any additional investments. The investments were first made through emerging technology funds (Funds) initiated by other electric utilities and us. Due to the distribution of investments from matured venture capital funds, we also have direct investments in privately-held companies. Companies in the Funds' portfolios may complete IPOs, and the Funds may, in some instances, distribute publicly tradable shares to us. Some restrictions on sales may apply, including, but not limited to, underwriter lock-up periods that typically extend for 180 days following an IPO. (See Note 6.)

Discontinued Operations. In the past three years, we also had business operations in the water and telecommunications industries. (See Note 13.)

Sale of Water Services Businesses. In early 2005, we completed the exit from our Water Services businesses with the sale of our wastewater assets in Georgia.

Sale of Enventis Telecom. In December 2005, we sold all the stock of our telecommunications subsidiary, Enventis Telecom for $35.5 million. The transaction resulted in an after-tax loss of $3.6 million, which was reported in our 2005 loss from discontinued operations. Net cash proceeds realized from the sale were approximately $29 million after transaction costs, repayment of debt and payment of income taxes.

Environmental Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future stricter environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. (See Item 7 – Capital Requirements.) We are unable to predict if and when any such stricter environmental requirements will be imposed and the impact they will have on the Company. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Environmental Matters (Continued)

Air. *Clean Air Act.* Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of these facilities are equipped with pollution control equipment such as scrubbers, bag houses or electrostatic precipitators. Permitted emission requirements are currently being met. The federal Clean Air Act Amendments of 1990 (Clean Air Act) established the acid rain program which created emission allowances for SO_2 and system wide averaging NO_X limits. Each allowance is currently an authorization to emit one ton of SO_2, and each utility must have sufficient allowances to cover its annual emissions. Minnesota Power has adequate SO_2 allowances for its operations and is in compliance with applicable NO_X limits. Square Butte is meeting its SO_2 emission allowance requirements through increased use of its existing scrubber.

EPA Clean Air Interstate Rule. In March 2005, the EPA announced the final Clean Air Interstate Rule (CAIR) that reduces and permanently caps emissions of SO_2, NO_X and particulates in the eastern United States. The CAIR includes Minnesota as one of the 28 states it considers as "significantly contributing" to air quality standards non-attainment in other downwind states. The CAIR has been challenged in the court system, which may delay implementation or modify provisions in the rules. Minnesota Power is participating in the legal challenge to the CAIR. However, if the CAIR does go into effect, Minnesota Power expects to be required to:

(1) make emissions reductions (See AREA and Boswell Unit 3 Emission Reduction Plans for discussion of current emission reduction initiatives);
(2) purchase SO_2 and NO_X allowances through the EPA's cap-and-trade system (See CAIR Phase I NO_X Allowance Purchases below); and/or
(3) use a combination of both (1) and (2).

CAIR will be implemented over two phases. Phase I begins in 2009 and Phase II in 2015. The EPA will allocate an emissions budget to each CAIR-affected state for SO_2 and NO_X that will result in significant emission reductions. The emissions budgets are reduced from Phase I to Phase II. States can choose to implement the EPA's proposed model program or develop their own subject to EPA approval. The MPCA has indicated that it plans to adopt the EPA's Federal Implementation Plan. Minnesota Power is implementing a balanced environmental plan making significant capital investments with the AREA and Boswell Unit 3 emission reduction retrofits in efforts to comply with CAIR Phase I and purchasing emission allowances as necessary. In spite of these efforts, Minnesota Power expects to be in a short position relative to NO_X allowances beginning in 2009, and is anticipating purchasing NO_X allowances as needed during Phase I of CAIR.

EPA Clean Air Mercury Rule. In March 2005, the EPA also announced the final Clean Air Mercury Rule (CAMR) that would have reduced and permanently capped emissions of electric utility mercury emissions in the continental United States. On February 8, 2008 the United States Court of Appeals for the District of Columbia Circuit overturned the CAMR and remanded the rulemaking to the EPA for reconsideration. The Court's decision is subject to appeal. It is uncertain how the EPA will respond; and therefore it is also uncertain whether mercury emission reductions expected as a result of implementing AREA Plan expenditures at Taconite Harbor, and implementation of the 2006 Minnesota Mercury Emission Reduction Law which applies to Boswell Units 3 and 4, will meet the EPA's reformed mercury regulations. (See Minnesota Mercury Emission Law.) Cost estimates for complying with future mercury regulations under the Clean Air Act are therefore premature at this time.

Minnesota Mercury Emission Law. This legislation requires Minnesota Power to file mercury emission reduction plans for its Boswell Units 3 and 4. The Boswell Unit 3 emission reduction plan was filed with the MPCA in October 2006. Minnesota Power is required to install mercury emission reduction technology and equipment by December 31, 2010. (See AREA and Boswell Unit 3 Emission Reduction Plans in Item 1 Energy – Regulated Utility.) The next step will be to file a mercury emissions reduction plan for Boswell Unit 4 by July 1, 2011, with implementation no later than December 31, 2014.

Water. The Federal Water Pollution Control Act requires NPDES permits to be obtained from the EPA (or, when delegated, from individual state pollution control agencies) for any wastewater discharged into navigable waters. We have obtained all necessary NPDES permits, including NPDES storm water permits for applicable facilities, to conduct our operations. We are in material compliance with these permits.

Solid and Hazardous Waste. The Resource Conservation and Recovery Act of 1976 regulates the management and disposal of solid wastes and hazardous wastes. We are required to notify the EPA of hazardous waste activity and, consequently, routinely submit the necessary reports to the EPA. The Toxic Substances Control Act regulates the management and disposal of materials containing polychlorinated biphenyl (PCB). In response to the EPA Region V's request for utilities to participate in the Great Lakes Initiative by voluntarily removing remaining PCB inventories, Minnesota Power replaced its PCB capacitor banks by 2005. PCB-contaminated oil in substation equipment was replaced by June 2007. We are in material compliance with these rules.

Environmental Matters (Continued)

SWL&P Manufactured Gas Plant. In May 2001, SWL&P received notice from the WDNR that the City of Superior had found soil contamination on property adjoining a former Manufactured Gas Plant (MGP) site owned and operated by SWL&P from 1889 to 1904. A report submitted in 2003 identified some MGP-like chemicals that were found in the soil near the former plant site. The final Phase II report was issued on June 7, 2007, confirming our understanding of the issues involved. The final Phase II Report and Risk Assessment were sent to the WDNR for review on June 18, 2007. A remediation plan was developed during the last quarter of 2007 and will be submitted to the WDNR during the first quarter of 2008. Although it is not possible to fully quantify the potential clean-up cost until the WDNR's review is completed, a $0.5 million liability was recorded in December 2003 to address the known areas of contamination. The Company has recorded a corresponding dollar amount as a regulatory asset to offset this liability. The PSCW approved the collection through rates of $0.3 million of site investigation costs that had been incurred through 2005. ALLETE maintains pollution liability insurance coverage that includes coverage for SWL&P. A claim has been filed with respect to this matter. The insurance carrier has issued a reservation of rights letter and the Company continues to work with the insurer to determine the availability of insurance coverage.

Employees

At December 31, 2007, ALLETE had approximately 1,500 employees, of which 1,400 were full-time.

Minnesota Power and SWL&P have an aggregate 622 employees who are members of the International Brotherhood of Electrical Workers (IBEW) Local 31. The labor agreement with IBEW Local 31 expires on January 31, 2009.

BNI Coal has 97 employees who are members of the IBEW Local 1593. BNI Coal and IBEW Local 1593 have a labor agreement which expires on March 31, 2008. BNI expects to have a new labor agreement in place on, or before, the expiration of the existing contract.

Availability of Information

ALLETE makes its SEC filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, available free of charge on ALLETE's Website www.allete.com, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

Executive Officers of the Registrant

Executive Officers	Initial Effective Date
Donald J. Shippar, Age 58	
Chairman, President and Chief Executive Officer	January 1, 2006
President and Chief Executive Officer	January 21, 2004
Executive Vice President – ALLETE and President – Minnesota Power	May 13, 2003
President and Chief Operating Officer – Minnesota Power	January 1, 2002
Deborah A. Amberg, Age 42	
Senior Vice President, General Counsel and Secretary	January 1, 2006
Vice President, General Counsel and Secretary	March 8, 2004
Steven Q. DeVinck, Age 48	
Controller	July 12, 2006
Laura A. Holquist, Age 46	
President – ALLETE Properties, LLC	September 6, 2001
Mark A. Schober, Age 52	
Senior Vice President and Chief Financial Officer	July 1, 2006
Senior Vice President and Controller	February 1, 2004
Vice President and Controller	April 18, 2001
Donald W. Stellmaker, Age 50	
Treasurer	July 24, 2004
Claudia Scott Welty, Age 55	
Senior Vice President and Chief Administrative Officer	February 1, 2004

All of the executive officers have been employed by us for more than five years in executive or management positions. Prior to election to the positions shown above, the following executives held other positions with the Company during the past five years.

Ms. Amberg was a Senior Attorney.

Mr. DeVinck was Director of Nonutility Business Development, and Assistant Controller.

Mr. Stellmaker was Director of Financial Planning.

Ms. Welty was Vice President Strategy and Technology Development.

There are no family relationships between any of the executive officers. All officers and directors are elected or appointed annually.

The present term of office of the executive officers listed above extends to the first meeting of our Board of Directors after the next annual meeting of shareholders. Both meetings are scheduled for May 13, 2008.

Item 1A. Risk Factors

Readers are cautioned that forward-looking statements, including those contained in this Form 10-K, should be read in conjunction with our disclosures under the heading: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 of this Form 10-K and the factors described below. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth below are realized.

Our Regulated Utility results of operations could be negatively impacted if our Large Power Customers experience an economic down cycle or fail to compete effectively in the global economy.

Our 12 Large Power Customers accounted for approximately 34 percent of our 2007 consolidated operating revenue (one of these customers accounted for 12 percent of consolidated revenue). These customers are involved in cyclical industries that by their nature are adversely impacted by economic downturns and are subject to strong competition in the global marketplace. An economic downturn or failure to compete effectively in the global economy could have a material adverse effect on their operations and, consequently, could negatively impact our results of operations.

Our Regulated Utility is subject to extensive governmental regulations that may have a negative impact on our business and results of operations.

We are subject to prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the FERC, the MPUC and the PSCW. These governmental regulations relate to allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs). These governmental regulations significantly influence our operating environment and may affect our ability to recover costs from our customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

Our ability to obtain rate adjustments to maintain current rates of return depends upon regulatory action under applicable statues and regulations, and we cannot assure that rate adjustments will be obtained or current authorized rates of return on capital will be earned. Minnesota Power and SWL&P from time to time file rate cases with federal and state regulatory authorities. In future rate cases, if Minnesota Power and SWL&P do not receive an adequate amount of rate relief, rates are reduced, increased rates are not approved on a timely basis or costs are otherwise unable to be recovered through rates, we may experience an adverse impact on our financial condition, results of operations and cash flows. We are unable to predict the impact on our business and operations results from future regulatory activities of any of these agencies.

Our Regulated Utility could be significantly impacted by initiatives designed to reduce the impact of greenhouse gas (GHG) emissions such as carbon dioxide from our generating facilities.

Proposals for voluntary initiatives and mandatory controls are being discussed within Minnesota, among a group of midwestern states that includes Minnesota, in the United States Congress and worldwide to reduce GHGs such as carbon dioxide, a by-product of burning fossil fuels. We currently use coal as the primary fuel in 94 percent of the energy produced by our generating facilities.

We cannot be certain whether new laws or regulations will be adopted to reduce GHGs and what affect any such laws or regulations would have on us. If any new laws or regulations are implemented, they could have a material effect on our results of operations, particularly if implementation costs are not fully recoverable from customers.

Our Regulated Utility has established a goal to reduce overall GHG emissions associated with electric generation and delivery. We plan to expand our renewable energy production, expand customer conservation and process efficiency improvements, select low GHG emitting resources to meet new generation needs, and expand the use of renewable generation resources through dispatching those units based on their environmental performance.

We are participating in research and study initiatives to mitigate the potential impact carbon emissions regulation to our business. There is no assurance that our current reduction efforts will mitigate the impact of any new regulations.

The cost of environmental emission allowances could have a negative financial impact on our Regulated Utility Operations.

Minnesota Power is subject to numerous environmental laws and regulations which require us to purchase environmental emissions allowances which could increase our cost of operations and expose us to emission price fluctuations. We are unable to predict emission allowance pricing or regulatory recovery of these costs. We will be pursuing a current cost recovery mechanism with the MPUC and FERC.

Our Regulated Utility and Nonregulated Energy Operations pose certain environmental risks which could adversely affect our results of operations and financial condition.

We are subject to extensive environmental laws and regulations affecting many aspects of our present and future operations, including air quality, water quality, waste management, reclamation and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to power plant emissions. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the financial or operational outcome of any related litigation that may arise.

There are no assurances that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on our results of operations.

We cannot predict with certainty the amount or timing of all future expenditures related to environmental matters because of the difficulty of estimating such costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

The operation and maintenance of our generating facilities in our Regulated Utility and Nonregulated Energy Operations involve risks that could significantly increase the cost of doing business.

The operation of generating facilities involves many risks, including start-up risks, breakdown or failure of facilities, the dependence on a specific fuel source, or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency, the occurrence of any of which could result in lost revenue, increased expenses or both. A significant portion of Minnesota Power's facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency. This equipment is also likely to require periodic upgrading and improvements due to changing environmental standards and technological advances. (See Item I – Environmental Matters.) Minnesota Power could be subject to costs associated with any unexpected failure to produce power, including failure caused by breakdown or forced outage, as well as repairing damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs and/or the write-off of our investment in the project or improvement.

Our Regulated Utility and Nonregulated Energy Operations must have adequate and reliable transmission and distribution facilities to deliver electricity to its customers.

Minnesota Power depends on transmission and distribution facilities owned by other utilities, and transmission facilities primarily operated by MISO, as well as its own such facilities, to deliver the electricity we produce and sell to our customers, and to other energy suppliers. If transmission capacity is inadequate, our ability to sell and deliver electricity may be hindered, we may have to forego sales or we may have to buy more expensive wholesale electricity that is available in the capacity-constrained area. The cost to acquire or provide service may exceed the cost to serve other customers, resulting in lower gross margins. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers with our service.

In our Regulated Utility and Nonregulated Energy Operations the price of electricity and fuel may be volatile.

Volatility in market prices for electricity and fuel may result from:

- severe or unexpected weather conditions;
- seasonality;
- changes in electricity usage;
- transmission or transportation constraints, inoperability or inefficiencies;
- availability of competitively priced alternative energy sources;
- changes in supply and demand for energy;
- changes in power production capacity;
- outages at Minnesota Power's generating facilities or those of our competitors;
- changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;
- natural disasters, wars, sabotage, terrorist acts or other catastrophic events; and
- federal, state, local and foreign energy, environmental, or other regulation and legislation.

Since fluctuations in fuel expense related to our regulated utility operations are passed on to customers through our fuel clause, risk of volatility in market prices for fuel and electricity mainly impacts our nonregulated operations at this time.

We are dependent on good labor relations.

We believe our relations to be good with our approximately 1,500 employees. Failure to successfully renegotiate labor agreements could adversely affect the services we provide and our results of operations. Approximately 600 of our employees are members of either the International Brotherhood of Electrical Workers Local 31 or Local 1593. The labor agreement with Local 31 at Minnesota Power and SWL&P expires on January 31, 2009, and the labor agreement with Local 1593 at BNI Coal expires on March 31, 2008.

A downturn in economic conditions could adversely affect our real estate business.

The ability of our real estate business to generate revenue is directly related to the Florida real estate market, the national and local economy in general and changes in interest rates. While conditions in the Florida real estate market may fluctuate over time, continued demand for land is dependent on long-term prospects for strong, in-migration population expansion.

We are exposed to risks associated with real estate development.

Our real estate development activities entail risks that include construction delays or cost overruns, which may increase project development costs. In addition, the effects of the rebuilding efforts due to destructive weather, including hurricanes, could cause increased prices for construction materials and create labor shortages which could increase our development costs.

Our real estate development activities require significant expenditures. We obtain funds for our expenditures through cash flow from operations and financings, including the financings of the community development districts in which our development projects are located. We cannot be certain that the funds available from these sources will be sufficient to fund our required or desired expenditures for development. If we are unable to obtain sufficient funds, we may have to defer or otherwise limit our development activities.

Risk Factors (Continued)

Our real estate business is subject to extensive regulation through Florida laws regulating planning and land development which makes it difficult and expensive for us to conduct our operations.

Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (Growth Management Act). In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive DRI application.

The Growth Management Act requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. After a local government adopts its comprehensive plan, all development orders and development permits must be consistent with the plan. Each plan must address such topics as future land use, capital improvements, traffic circulation, sanitation, sewage, potable water, drainage and solid waste disposal.

The Growth Management Act, in some instances, can significantly affect the ability of developers to obtain local government approval in Florida. In many areas, infrastructure funding has not kept pace with growth. As a result, substandard facilities and services can delay or prevent the issuance of permits. Consequently, the Growth Management Act could adversely affect the cost and our ability to develop future real estate projects.

The DRI review process includes an evaluation of a project's impact on the environment, infrastructure and government services, and requires the involvement of numerous state and local environmental, zoning and community development agencies. The DRI approval process is usually lengthy and costly, and conditions, standards or requirements may be imposed on a developer with respect to a particular project, which may materially increase the cost of the project.

Changes in the Growth Management Act or DRI review process or the enactment of new laws regarding the development of real property could adversely affect our ability to develop future real estate projects.

Competition could adversely affect our real estate business.

Over the past few years, we have experienced an increase in competition for suitable land in the southeast United States real estate market. The availability of undeveloped land for purchase that meets our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other developers and land buyers for desirable property, inflation in land prices, zoning, allowable development density and other regulatory requirements. Our long-term ability to acquire land suitable for development at reasonable prices in locations where we feel there is a viable market is crucial in maintaining our business success.

If we are not able to retain our executive officers and key employees, we may not be able to implement our business strategy and our business could suffer.

The success of our business heavily depends on the leadership of our executive officers, all of whom are employees-at-will and none of whom are subject to any agreements not to compete. If we lose the service of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. We may have difficulty in retaining and attracting customers, developing new services, negotiating favorable agreements with customers and providing acceptable levels of customer service.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Properties are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

Item 3. Legal Proceedings

Material legal and regulatory proceedings are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol ALE. We have paid dividends without interruption on our common stock since 1948. A quarterly dividend of $0.43 per share on our common stock will be paid on March 1, 2008, to the holders of record on February 15, 2008.

The following table shows dividends declared per share, and the high and low prices for our common stock for the periods indicated as reported by the NYSE:

	2007			2006		
	Price Range		Dividends	Price Range		Dividends
Quarter	High	Low	Declared	High	Low	Declared
First	$49.69	$44.93	$0.4100	$47.81	$42.99	$0.3625
Second	51.30	45.39	0.4100	48.55	44.34	0.3625
Third	50.05	38.60	0.4100	49.30	43.26	0.3625
Fourth	46.48	38.17	0.4100	47.84	42.55	0.3625
Annual Total			$1.640			$1.450
Dividend Payout Ratio			53%			53%

At February 1, 2008, there were approximately 31,000 common stock shareholders of record.

Common Stock Repurchases. We did not repurchase any ALLETE common stock during the fourth quarter of 2007.

Item 6. Selected Financial Data

Financial results by segment for the periods presented were impacted by the integration of our Taconite Harbor facility into the Regulated Utility segment effective January 1, 2006. We have operated the Taconite Harbor facility as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, we operated our Taconite Harbor facility as nonregulated generation (non-rate base generation sold at market-based rates primarily to the wholesale market). Historical financial results of Taconite Harbor for periods prior to the 2006 redirection are included in our Nonregulated Energy Operations segment.

Operating results of our Water Services businesses and our telecommunications business are included in discontinued operations, and accordingly, amounts have been restated for all periods presented. (See Note 13.) Common share and per share amounts have also been adjusted for all periods to reflect our September 20, 2004, one-for-three common stock reverse split.

	2007	2006	2005	2004	2003
Operating Revenue	$841.7	$767.1	$737.4	$704.1	$659.6
Operating Expenses	708.0	626.4	692.3 *(d)*	603.2	561.9
Income from Continuing Operations Before Change in Accounting Principle	87.6	77.3	17.6 *(d)*	38.5	29.2
Income (Loss) from Discontinued Operations – Net of Tax	–	(0.9)	(4.3)	73.7	207.2
Change in Accounting Principle – Net of Tax	–	–	–	(7.8) *(b)*	–
Net Income	87.6	76.4	13.3	104.4	236.4
Common Stock Dividends	44.3	40.7	34.4	79.7	93.2
Earnings Retained in (Distributed from) Business	$43.3	$35.7	$(21.1)	$24.7	$143.2
Shares Outstanding – Millions					
Year-End	30.8	30.4	30.1	29.7	29.1
Average *(c)*					
Basic	28.3	27.8	27.3	28.3	27.6
Diluted	28.4	27.9	27.4	28.4	27.8
Diluted Earnings (Loss) Per Share					
Continuing Operations	$3.08	$2.77	$0.64 *(d)*	$1.35 *(e)*	$1.05
Discontinued Operations	–	(0.03)	(0.16)	2.59	7.47 *(f)*
Change in Accounting Principle	–	–	–	(0.27)	–
	$3.08	$2.74	$0.48	$3.67	$8.52
Total Assets	$1,644.2	$1,533.4 *(a)*	$1,398.8	$1,431.4	$3,101.3
Long-Term Debt	410.9	359.8	387.8	389.4	513.9
Return on Common Equity	12.4%	12.1%	2.2% *(d)*	8.3%	17.7%
Common Equity Ratio	63.7%	63.1%	60.7%	61.7%	64.4%
Dividends Declared per Common Share	$1.6400	$1.4500	$1.2450	$2.8425	$3.3900
Dividend Payout Ratio	53%	53%	259% *(d)*	77%	40%
Book Value Per Share at Year-End	$24.11	$21.90	$20.03	$21.23	$50.18
Capital Expenditures by Segment					
Regulated Utility Operations	$220.6	$107.5	$46.5	$41.7	$42.2
Non Regulated Utility	3.3	1.9	12.1	15.7	26.5
Real Estate *(h)*	–	–	–	–	–
Other	–	–	–	0.4	–
Discontinued Operations	–	–	4.5	21.4	67.6
Total Capital Expenditures	$223.9	$109.4	$63.1	$79.2	$136.3
Current Cost Recovery *(g)*	$145	$27	–	–	–

(a) Included $86.1 million of assets and $107.6 million of liabilities reflecting the adoption of SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." (See Notes 2 and 16.)

(b) Reflected the cumulative effect on prior years (to December 2003) of changing to the equity method of accounting for investments in limited liability companies included in our emerging technology portfolio. (See Note 6.)

(c) Excludes unallocated ESOP shares.

(d) Impacted by a $50.4 million, or $1.84 per share, charge related to the assignment of the Kendall County power purchase agreement (See Note 10.), a $2.5 million, or $0.09 per share, deferred tax benefit due to comprehensive state tax planning initiatives, and a $3.7 million, or $0.13 per share, current tax benefit due to a positive resolution of income tax audit issues.

(e) Included a $10.9 million, or $0.38 per share, after-tax debt prepayment cost incurred as part of ALLETE's financial restructuring in preparation for the spin-off of the Automotive Services business and an $11.5 million, or $0.41 per share, gain on the sale of ADESA shares related to the Company's ESOP (see Note 16).

(f) Included a $71.6 million, or $2.59 per share, gain on the sale of the Water Services businesses.

(g) Estimated current capital expenditures recoverable outside of a rate case.

(h) Excludes capitalized improvements on our development projects, which are included in inventory. (See Note 6.)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties. Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures in this Form 10-K under the headings: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 and "Risk Factors" located in Item 1A. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth in this Form 10-K are realized.

Overview

ALLETE is a diversified company that has provided fundamental products and services since 1906. These include our former operations in the water, paper, telecommunications and automotive industries and the core **Energy** and **Real Estate** businesses we operate today.

Energy is comprised of Regulated Utility, Nonregulated Energy Operations and Investment in ATC.

- **Regulated Utility** includes retail and wholesale rate regulated electric, natural gas and water services in northeastern Minnesota and northwestern Wisconsin under the jurisdiction of state and federal regulatory authorities.
- **Nonregulated Energy Operations** includes our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales.
- **Investment in ATC** includes our equity ownership interest in ATC.

Real Estate includes our Florida real estate operations.

Other includes our investments in emerging technologies, and earnings on cash and short-term investments.

We are committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses, and sustains our growth. We strive to grow earnings and dividends that will result in a total shareholder return that is superior to that of similar companies. Our goal is to earn a financial return that will allow us to provide dividend increases while at the same time fund our growth initiatives.

2007 Financial Overview

(See Note 1. Business Segments for financial results by segment.)

Net income for 2007 was $87.6 million, or $3.08 per diluted share ($76.4 million, or $2.74 per diluted share for 2006; $13.3 million, or $0.48 per diluted share for 2005). Net income for 2007 was up $11.2 million from 2006 reflecting:

Regulated Utility contributed income of $54.9 million in 2007 ($46.8 million in 2006; $45.7 million in 2005). The increase in earnings for 2007 reflects:

- increased electric sales to residential, commercial and municipal customers;
- continued strong demand from our industrial customers;
- rate increases, effective January 1, 2007, at SWL&P;
- commencement of current cost recovery on AREA project environmental capital expenditures;
- higher AFUDC related to increased capital expenditures;
- increased operations and maintenance expense, relating to outages and salary and wage increases; and
- a lower effective tax rate.

Nonregulated Energy Operations reported income of $3.5 million in 2007 ($3.7 million in 2006; a loss of $48.5 million in 2005), reflecting a $1.2 million after tax gain on land sold that was part of our purchase of Taconite Harbor and higher lease lot revenue due to newly developed lots. The increases were partially offset by lower income from BNI Coal, reflecting lower coal sales in 2007.

Investment in ATC contributed income of $7.5 million in 2007 ($1.9 million in 2006). Our initial investment in ATC began in May 2006. We reached our approximate 8 percent ownership in February 2007.

Real Estate contributed income of $17.7 million in 2007 ($22.8 million in 2006; $17.5 million in 2005). Income was lower in 2007 than in 2006 due to a weaker real estate market in 2007.

Other reflected net income of $4.0 million in 2007 ($2.1 million in 2006; $2.9 million in 2005). The increase in 2007 included a state tax audit settlement for $1.5 million and the release from a loan guarantee for Northwest Airlines of $0.6 million after tax.

Overview (Continued)

Financial results for continuing operations in 2005 were significantly impacted by a $77.9 million ($50.4 million after tax, or $1.84 per share) charge due to the assignment of the Kendall County power purchase agreement to Constellation Energy Commodities (Kendall County Charge). (See Note 10.)

Financial results by segment from 2005 and 2006 presented and discussed in this Form 10-K were impacted by the integration of our Taconite Harbor facility into the Regulated Utility segment effective January 1, 2006. We have operated the Taconite Harbor facility as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, we operated our Taconite Harbor facility as nonregulated generation. Historical financial results of Taconite Harbor for periods prior to the 2006 redirection are included in our Nonregulated Energy Operations segment.

Kilowatthours Sold	2007	2006	2005
Millions			
Regulated Utility			
Retail and Municipals			
Residential	1,141	1,100	1,102
Commercial	1,373	1,335	1,327
Industrial	7,054	7,206	7,130
Municipals	1,008	911	877
Other	84	79	79
Total Retail and Municipals	10,660	10,631	10,515
Other Power Suppliers	2,157	2,153	1,142
Total Regulated Utility	12,817	12,784	11,657
Nonregulated Energy Operations	249	240	1,521
Total Kilowatthours Sold	13,066	13,024	13,178

Real Estate	2007		2006		2005	
Revenue and Sales Activity *(a)*	Quantity	Amount	Quantity	Amount	Quantity	Amount
Dollars in Millions						
Revenue from Land Sales						
Town Center Sales						
Non-residential Sq. Ft.	540,059	$15.0	401,971	$10.8	643,000	$15.2
Residential Units	130	1.6	773	12.9	–	–
Palm Coast Park						
Non-residential Sq. Ft.	40,000	2.0	–	–	–	–
Residential Unit	606	13.2	200	3.0	–	–
Other Land Sales						
Acres *(b)*	483	10.6	732	24.4	1,102	38.1
Lots	–	–	–	–	7	0.4
Contract Sales Price *(c)*		42.4		51.1		53.7
Revenue Recognized from						
Previously Deferred Sales		3.1		9.7		–
Deferred Revenue		(1.2)		(3.8)		(10.0)
Adjustments *(d)*		–		(0.9)		(1.7)
Revenue from Land Sales		44.3		56.1		42.0
Other Revenue		6.2		6.5		5.5
		$50.5		$62.6		$47.5

(a) Quantity amounts are approximate until final build-out.
(b) Acreage amounts are shown on a gross basis, including wetlands and minority interest.
(c) Reflected total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method. (See Critical Accounting Estimates and Note 2.)
(d) Contributed development dollars, which are credited to cost of real estate sold.

2007 Compared to 2006

(See Note 1. Business Segments for financial results by segment.)

Regulated Utility

Operating revenue increased $84.6 million, or 13.2 percent, from 2006, primarily due to increased fuel clause recoveries, increased kilowatthour sales to residential, commercial and municipal customers, increased power marketing prices, and rate increases at SWL&P.

Fuel clause recoveries increased $63.3 million in 2007 as a result of increased purchased power expenses (see Fuel and Purchased Power Expense discussion below).

Revenue recovered through current cost recovery related to AREA Plan expenditures represented $3.2 million in 2007 ($0.1 million in 2006).

Revenue from sales to other power suppliers increased $3.6 million, or 3.8 percent, from 2006, primarily due to a 3.6 percent increase in the price per kilowatthour.

New rates at SWL&P, which became effective January 1, 2007, reflect a 2.8 percent increase in electric rates, a 1.4 percent increase in gas rates and an 8.6 percent increase in water rates. These rate increases resulted in a $1.7 million increase in operating revenue.

Revenue from electric sales to taconite customers accounted for 24 percent of consolidated operating revenue in each 2007 and 2006. Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in each of 2007 and 2006. Revenue from electric sales to pipelines accounted for 7 percent of consolidated operating revenue in 2007 (6 percent in 2006).

Overall, kilowatthour sales were flat in 2007. Combined residential, commercial and municipal kilowatthour sales increased 181.0 million, or 5.3 percent, from 2006, while industrial kilowatthour sales decreased by 152.1 million, or 2.1 percent. The increase in residential, commercial and municipal kilowatthour sales was primarily because of two existing municipal customers converting to full-energy requirements and a 9.2 percent increase in Heating Degree Days (primarily in February). The reduction in industrial kilowatthour sales was primarily due to an idle production line and production delays at one of our taconite customers. In September 2007, the affected taconite customer resumed production on the idle line. Minor fluctuations in industrial kilowatthour sales generally do not have a large impact on revenue due to a fixed demand component of revenue that is less sensitive to changes in kilowatthours sales.

Operating expenses increased $76.9 million, or 14.1 percent, from 2006.

Fuel and Purchased Power Expense increased $65.9 million, or 23.4 percent, from 2006 primarily due to a $61.4 million increase in purchased power reflecting a 45.1 percent increase in market purchases and an 11.0 percent increase in market prices. The increase in purchased power was primarily due to the following outages at our generating facilities:

- scheduled outage at Boswell Unit 3;
- scheduled outages at Laskin Unit 1 and Taconite Harbor Unit 2 relating to AREA Plan environmental upgrades; and
- unscheduled outages at Boswell Unit 4.

Boswell Unit 4 completed generator repairs and returned to service in May 2007. Substantially all of the costs of the replacement coils were covered under the original manufacturer's warranty.

Lower Square Butte entitlement (See Note 8) and output contributed to higher purchased power expense. Square Butte generation was lower in the fourth quarter of 2007 reflecting a major scheduled outage.

Replacement purchased power costs are recovered through the fuel adjustment clause in Minnesota.

Operating and Maintenance Expense increased $11.4 million, or 5.2 percent, from 2006, due to a $9.0 million increase in plant maintenance primarily due to planned and unscheduled outages and salary and wage increases.

Depreciation Expense decreased $0.4 million from 2006, primarily due to the life extension of Boswell Unit 3, mostly offset by higher depreciable asset balances.

Interest Expense increased $0.8 million, or 4.0 percent, from 2006, primarily due to higher debt balances reflecting increased construction activity. The increase was partially offset by the capitalization of more AFUDC-Debt.

Other income increased $3.2 million from 2006, primarily due to higher earnings from the capitalization of AFUDC-Equity reflecting increased construction activity.

2007 Compared to 2006 (Continued)

Nonregulated Energy Operations

Operating revenue increased $2.0 million, or 3.1 percent, from 2006, primarily due to higher coal revenue realized under a cost-plus contract. This increase reflects a 12.2 percent increase in the delivered price per ton due to higher coal production expenses (see Operating expenses below), partially offset by lower sales volume.

Operating expenses increased $4.3 million, or 7.0 percent, from 2006, reflecting higher coal production expense and higher property taxes. The increase in property taxes is primarily due to higher assessed market values on our Minnesota land, while the increase in coal operating expenses is due to higher fuel costs, tire and dragline repairs.

Interest Expense decreased $1.3 million from 2006, reflecting lower interest on income tax accruals.

Other income increased $1.7 million from 2006, reflecting higher gains on Minnesota land sales and higher lease lot revenue due to leasing newly developed lots.

Investment in ATC

Equity Earnings increased $9.6 million in 2007, resulting from our pro-rata share of ATC's earnings as discussed in Note 3. Our initial investment in ATC began in May 2006. We reached our approximate 8 percent ownership in February 2007.

Real Estate

Operating revenue decreased $12.1 million, or 19.3 percent, from 2006, due to a weaker real estate market in 2007, and less recognition of deferred revenue, accounted for under the percentage-of-completion method, as major infrastructure reached substantial completion at Town Center in 2006 and at Palm Coast Park in 2007. Revenue from land sales in 2007 was $44.3 million, which included $3.1 million in previously deferred revenue. In 2006, revenue from land sales was $56.1 million which included $9.7 million in previously deferred revenue. At December 31, 2007, revenue of $3.7 million ($5.6 million at December 31, 2006) was deferred and will be recognized on a percentage-of-completion basis.

Sales at Town Center consisted of 540,059 non-residential square feet (401,971 square feet in 2006), and 130 residential units (773 units in 2006). Palm Coast Park sales included 40,000 non-residential square feet (none in 2006) and 606 residential units (200 units in 2006). In 2007, 483 acres of other land were sold (732 acres in 2006).

Operating expenses increased $0.6 million, or 3.1 percent from 2006, reflecting community development district property tax assessments previously capitalized at Town Center during major infrastructure construction partially offset by lower cost of sales due to the decrease in land sales.

Interest expense increased $0.5 million from 2006. Interest capitalization was reduced in 2007 as the major infrastructure construction at Town Center was substantially completed at the end of 2006.

Minority Interest participation was down due to lower earnings.

Other

Interest expense decreased $2.8 million from 2006, primarily due to more interest charged to the regulated utility in 2007 as a result of increased capital expenditures and interest on additional taxes owed on the gain on sale of our Florida Water assets in 2006.

Other income decreased $1.4 million from 2006, reflecting lower investment income as a result of lower average balances in 2007, partially offset by the release from a loan guarantee for Northwest Airlines of $1.0 million.

Income Taxes

For the year ended December 31, 2007, the effective tax rate on income from continuing operations before minority interest was 34.8 percent (36.1 percent for December 31, 2006). The decrease in the effective rate compared to last year was primarily due to a tax benefit realized as a result of a state income tax audit settlement ($1.5 million), higher AFUDC-Equity, and a larger domestic manufacturing deduction taken in 2007 compared to 2006. The effective rate of 34.8 percent for the year ended December 31, 2007, deviated from the statutory rate (approximately 40 percent) due to the state income tax audit settlement, deductions for Medicare health subsidies and domestic manufacturing production, AFUDC-Equity and investment tax credits.

2006 Compared to 2005

Regulated Utility

Operating revenue was up $63.6 million, or 11 percent, from 2005, reflecting increased kilowatthour sales and increased fuel clause recoveries. Electric sales increased 1,127 million kilowatthours, or 10 percent, mostly due to the addition of Taconite Harbor wholesale power obligations to the Regulated Utility segment effective January 1, 2006. In 2006, the majority of Taconite Harbor sales are reflected in sales to other power suppliers. Sales to other power suppliers were 2,153 million kilowatthours and $94.3 million (1,142 million kilowatthours and $52.8 million in 2005). Absent the inclusion of pre-existing Taconite Harbor wholesale energy sales obligations, sales to other power suppliers were down reflecting less excess energy available for sale due to more planned outages at Company generating facilities in 2006 than 2005. Electric sales to retail and municipal customers increased 116 million kilowatthours, or 1 percent, and $23.5 million, mainly due to strong demand from industrial customers. Fuel clause recoveries were higher in 2006 as a result of increased fuel and purchased power expenses in 2006. Natural gas revenue was down $2.8 million from 2005 reflecting decreased usage due to warmer weather in 2006.

Operating expenses were up $57.8 million, or 12 percent, from 2005.

Fuel and Purchased Power Expense. Fuel and purchased power expense was up $38.0 million from 2005, reflecting the inclusion of Taconite Harbor operations beginning in 2006 ($22.8 million) and increased purchased power expense due to higher prices paid for purchased power, less Company hydro generation available as a result of below normal precipitation levels, and planned maintenance at Company generating facilities in 2006.

Other Operating Expenses. Other operating expenses were up $19.8 million from 2005. Employee compensation was up $7.3 million primarily due to the inclusion of Taconite Harbor, annual wage increases and the inclusion of union employees in our results sharing compensation awards program. Depreciation expense increased $4.8 million primarily due to the inclusion of Taconite Harbor and a full year of depreciation of projects capitalized in 2005. Plant maintenance expense increased $4.7 million reflecting the inclusion of Taconite Harbor maintenance in 2006 ($4.0 million), increased planned maintenance expense at Boswell Unit 4 ($1.6 million) and increased equipment fuel expenses ($0.9 million) partially offset by a decrease in maintenance expense at Boswell Unit 3 ($1.8 million). In 2005, planned maintenance was performed at Boswell Unit 3 while the unit was down due to a cooling tower failure. Pension expense increased $2.2 million primarily due to a reduction in the discount rate (5.50 percent in 2006; 5.75 percent in 2005). Insurance expense was up $1.0 million due to increased premiums. Vegetation management expense was up $0.7 million due to more completed in 2006. Property taxes were up $0.7 million due to higher mill rates in 2006. Purchased natural gas expense was down $2.7 million due to decreased natural gas sales.

Interest expense was up $2.8 million, or 16 percent, from 2005, reflecting the inclusion of Taconite Harbor in 2006 partially offset by lower effective interest rates (5.92 percent in 2006; 6.07 percent in 2005).

Nonregulated Energy Operations

Operating revenue was down $48.9 million, or 43 percent, from 2005 due to the absence of revenue from Taconite Harbor ($55.1 million in 2005) and Kendall County ($3.1 million in 2005). Effective January 1, 2006, Taconite Harbor is reported as part of Regulated Utility. Kendall County operations ceased to be included with our operations effective April 1, 2005, when the Company assigned the power purchase agreement to Constellation Energy Commodities. Coal revenue, realized under cost plus a fixed fee agreements, was up $3.7 million from 2005 reflecting a 16 percent increase in the delivery price per ton due to higher reimbursable coal production expenses (see Operating expenses below). In 2006, tons of coal sold were down 7 percent from 2005 in part due to an outage at Minnkota Power's Unit 1 in 2006.

Operating expenses were down $125.2 million, or 67 percent, from 2005 reflecting the absence of a $77.9 million charge related to the assignment of the Kendall County power purchase agreement to Constellation Energy Commodities on April 1, 2005, expenses related to Taconite Harbor ($49.3 million in 2005) and other expenses related to Kendall County ($6.3 million in 2005) that were incurred prior to April 1, 2005. Expenses related to coal operations were up $3.4 million reflecting increased equipment lease costs ($1.3 million), higher fuel expenses ($0.6 million) and increased parts and supplies ($0.9 million).

Interest expense was down $3.3 million, or 50 percent, primarily due to the absence of Taconite Harbor in 2006.

Other income (expense) reflected $0.5 million more income in 2006 due to increased Minnesota land sales.

Investment in ATC

Other income (expense) reflected $3.0 million of income in 2006 from our equity investment in ATC, resulting from our share of ATC's earnings.

2006 Compared to 2005 (Continued)

Real Estate

Operating revenue was up $15.1 million, or 32 percent, from 2005, due to the recognition of revenue from prior land sales at our Town Center development project, which are accounted for under the percentage-of-completion method. Revenue from land sales was $56.1 million in 2006 which included $9.7 million of previously deferred revenue. In 2005, revenue from land sales was $42.0 million. Sales at Town Center represented 773 residential units and the rights to build up to 401,971 square feet of non-residential space in 2006 (643,000 non-residential square feet in 2005). Sales at Palm Coast Park represented 200 residential units in 2006. In 2006, 732 acres of other land were sold (1,102 acres and 7 lots in 2005). The first land sales for Town Center were recorded in June 2005 and the first land sales at Palm Coast Park were recorded in August 2006. At December 31, 2006, revenue of $5.6 million ($11.5 million at December 31, 2005) was deferred and will be recognized on a percentage-of-completion basis as development obligations are completed.

Operating expenses were up $2.9 million, or 17 percent, from 2005 reflecting a $1.6 million increase in the cost of real estate sold ($10.2 million in 2006; $8.6 million in 2005) due to the recognition of the cost of real estate sold at our Town Center development project which were previously deferred under the percentage-of-completion method. Selling expenses increased $0.6 million due to higher broker commission in 2006 and recognition of prior year's selling expenses at our Town Center development project which were previously deferred under the percentage-of-completion method. Property tax expense was $0.2 million higher in 2006 due to increased assessment values and higher rates. At December 31, 2006, cost of real estate sold totaling $1.3 million ($2.2 million at December 31, 2005) and selling expenses of $0.2 million ($0.3 million at December 31, 2005), primarily related to Town Center land sales, were deferred until development obligations are completed.

Other

Operating expenses were down $1.4 million, or 29 percent, from 2005, reflecting lower general and administrative expenses in 2006.

Interest expense was up $1.6 million, or 70 percent, from 2005, reflecting interest on additional taxes owed on the gain on the sale of our Florida Water assets and state tax audits, and higher variable rates in 2006.

Other income (expense) reflected $9.9 million more income in 2006 due to a $4.4 million increase in earnings on cash and short-term investments due to higher rates and higher average balances in 2006, the absence of $5.1 million of impairments related to certain investments in our emerging technology portfolio recorded in 2005 and the absence of a $1.0 million charge recognized in 2005 for the probable payment under our guarantee of Northwest Airlines debt.

Discontinued Operations

Discontinued operations includes our Water Services businesses that we sold over a three-year period from 2003 to 2005 and our telecommunications business, which we sold in December 2005. There were no losses recognized in discontinued operations in 2007 (a $0.9 million loss in 2006; $4.3 million loss in 2005).

In 2006, discontinued operations reflected a $0.9 million loss resulting from additional legal and administrative expenses related to exiting the Water Services businesses (a $2.5 million loss in 2005). In 2005, administrative and other expenses were incurred to support Florida Water transfer proceedings. A $1.0 million rate-base settlement charge related to the sale of 63 of Florida Water systems to Aqua Utilities Florida, Inc. was also recorded in 2005. Our wastewater assets in Georgia were sold in February 2005.

Financial results for our telecommunications business reflected a loss of $1.8 million in 2005. In 2005, we recorded a $3.6 million loss on the sale of this business.

Income Taxes

For the year ended December 31, 2006, the effective tax rate from continuing operations before minority interest was 36.1 percent (2.5 percent benefit for the year ended December 31, 2005). The increase in the effective rate compared to 2005 was primarily due to the lower income from continuing operations in 2005 as a result of the Kendall County Charge, and one-time tax benefits realized in 2005 for adjustments to our deferred tax assets and liabilities as a result of comprehensive state tax planning initiatives, and positive resolution of audit issues. The effective rate of 36.1 percent for the year ended December 31, 2006, was less than the combined state and federal statutory rate because of investment tax credits, deductions for Medicare health subsidies, depletion and the expected use of state capital loss carryforwards.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make various estimates and assumptions that affect amounts reported in the consolidated financial statements. These estimates and assumptions may be revised, which may have a material effect on the consolidated financial statements. Actual results may differ from these estimates and assumptions. These policies are discussed with the Audit Committee of our Board of Directors on a regular basis. The following represent the policies we believe are most critical to our business and the understanding of our results of operations.

Real Estate Revenue and Expense Recognition. We account for sales of real estate in accordance with SFAS 66, "Accounting for Sales of Real Estate." Revenue from residential and non-residential properties is recorded at the time of closing using the full profit recognition method, provided that cash collections are at least 20 percent of the contract price and the other requirements of SFAS 66 are met. However, if we are obligated to perform significant development activities subsequent to the date of the sale, we recognize revenue using the percentage-of-completion method. This method of accounting requires that we recognize gross profit based upon the relationship of development costs incurred to the total estimated development costs of the parcels. During each reporting period, we must estimate the total costs to be incurred until project completion, including development overhead and interest capitalization costs. These total cost estimates will impact the recognition of profit on sales. The costs are allocated to each lot or parcel based on the relative sales value method. These estimates affect the amount of costs relieved as each lot is sold and incorrect estimates may result in a misstatement of the cost of real estate sold. Additionally, we must estimate the selling price of each individual lot or parcel that is included in inventory for inclusion in the inventory cost model. If the estimated selling prices of the lots are inaccurate, a material difference in the timing of recording cost of real estate sold for the lots sold could occur.

We record land held for sale at the lower of cost or fair value, which is determined by the evaluation of individual land parcels. Real estate costs include the cost of land acquired, subsequent development costs and costs of improvements, capitalized development period interest, real estate taxes and payroll costs of certain employees devoted directly to the development effort. Based on the relative sales value of the parcels within each development project, we capitalize the real estate costs incurred to the cost of real estate parcels in accordance with SFAS 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." When real estate is sold, we include the actual costs incurred and the estimate of future completion costs allocated to the parcel(s) sold, based upon the relative sales value method in the cost of real estate sold. We include land held for sale in Investments on our consolidated balance sheet (See Note 6). In certain cases, we pay fees or construct improvements to mitigate offsite traffic impacts. In return, we receive traffic impact fee credits as a result of some of these expenditures. We recognize revenue from the sale of traffic impact fee credits when payment is received. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved. We recognize participation revenue when there is a contractual obligation to receive this revenue.

Pension and Postretirement Health and Life Actuarial Assumptions. We account for our pension and postretirement benefit obligations in accordance with the provisions of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." These standards require the use of assumptions in determining our obligations and annual cost of our pension and postretirement benefits. An important actuarial assumption for pension and other postretirement benefit plans is the expected long-term rate of return on plan assets. In establishing this assumption, we consider the diversification and allocation of plan assets, the actual long-term historical performance for the type of securities invested in, the actual long-term historical performance of plan assets and the impact of current economic conditions, if any, on long-term historical returns. Our pension asset allocation is approximately 61 percent equity, 25 percent debt, 9 percent private equity, 2 percent real estate and 3 percent other securities. Equity securities consist of a mix of market capitalization sizes and both domestic and international securities. We currently use an expected long-term rate of return of 9 percent in our actuarial determination of our pension and other postretirement expense. We annually review our expected long-term rate of return assumption and will adjust it to respond to any changing market conditions. A one-quarter percent decrease in the expected long-term rate of return would increase the annual expense for pension and other postretirement benefits by approximately $1.5 million, pre-tax; conversely, a one-quarter percent increase in the expected long-term rate of return would decrease the annual expense by approximately $1.5 million, pre-tax.

For plan valuation purposes, we currently use a discount rate of 6.25 percent. The discount rate is determined considering high-quality long-term corporate bond rates at the valuation date. The discount rate is compared to the Citigroup Pension Discount Curve adjusted for ALLETE's specific cash flows. We believe the adjusted discount curve used in this comparison does not materially differ in duration and cash flows for our pension obligation. The Audit Committee of the Board of Directors annually reviews and approves the rate of return and discount rate estimates used for pension valuation and accounting purposes. (See Note 15.)

Critical Accounting Estimates (Continued)

Regulatory Accounting. Our regulated utility operations are subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation". SFAS 71 requires us to reflect the effect of regulatory decisions in our financial statements. Regulatory assets or liabilities arise as a result of a difference between GAAP. and the accounting principles imposed by the regulatory agencies. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred.

We recognize regulatory assets and liabilities in accordance with applicable state and federal regulatory rulings. The recoverability of regulatory assets is periodically assessed by considering factors such as, but not limited to, changes in regulatory rules and rate orders issued by applicable regulatory agencies. The assumptions and judgments used by regulatory authorities may have an impact on the recovery of costs, the rate of return on invested capital, and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on our results of operations. (See Note 5.)

Valuation of Investments. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. We account for our investment in venture capital funds under the equity method and account for our direct investments in privately-held companies under the cost method because of our ownership percentage. These investments are included in Investments on our consolidated balance sheet. Our policy is to review these investments for impairment on a quarterly basis by assessing such factors as continued commercial viability of products, cash flow and earnings. Any impairment would reduce the carrying value of the investment and be recognized as a loss. In 2007, we recorded an impairment loss on these investments of $0.5 million pretax (none in 2006). (See Note 6.)

Taxation. We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income, real estate and use taxes. Judgments related to income taxes require the recognition in our financial statements of the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit. Tax positions that do not meet the "more-likely-than-not" criteria are reflected as a tax liability. These judgments include reserves for potential adverse outcomes regarding tax positions that we have taken. We must also assess our ability to generate capital gains to realize tax benefits associated with capital losses expected to be generated in future periods. Capital losses may be deducted only to the extent of capital gains realized during the year of the loss or during the three prior or five succeeding years for federal purposes, and fifteen succeeding years for Minnesota purposes. As of December 31, 2007, we have, where appropriate, recorded a valuation allowance against our deferred tax assets associated with realized capital losses and impairments to reduce the deferred tax assets to the amount we estimate is more likely than not to be realized in accordance with FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109". While we believe the resulting tax reserve balances as of December 31, 2007, reflect the most likely outcome of these tax matters in accordance with SFAS 109, "Accounting for Income Taxes," the ultimate amount of capital losses resulting in tax benefits could differ from the net amount of deferred tax assets at December 31, 2007.

Outlook

ALLETE is committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses and sustains growth. New opportunities have arisen which we believe will allow us to achieve our long term earnings growth goals through our existing businesses. Our Regulated Utility expects to make significant investments to comply with renewable and environmental requirements, maintain its existing low-cost generation fleet and strengthen and enhance the regional transmission grid. In addition, we expect kilowatt-hour sales growth from existing and potential new customers. Earnings from our ATC investment are expected to grow as we anticipate making additional investments to fund our pro-rata share of ATC's capital expansion program. We expect net income from Real Estate to be approximately 10 percent to 20 percent of total ALLETE consolidated net income over the next several years.

We will focus our business development activities on growth opportunities in, or complementary to, our core businesses. We believe that current weak market conditions will present an opportunity to add to our portfolio of properties for sale at our Real Estate operations. We anticipate that we will have ready access to sufficient funds for capital investments and acquisitions.

Earnings Guidance. In 2008, we expect ALLETE's diluted earnings per share from continuing operations to be in the range of $2.70 to $2.90. This guidance reflects:

Regulated Utility

- New FERC-approved wholesale rates effective March 1, 2008;
- Minnesota Power's intention to file a retail rate case with the MPUC in mid-2008, with interim rates in effect 60 days later;
- Minnesota Power's expectation that electricity sales to industrial customers will continue at the current high levels during 2008;
- increased revenue from current cost recovery riders related to the Company's investments in environmental and renewable energy initiatives;
- increased operation and maintenance expenses, including labor and benefit costs;
- increased financing costs associated with the 2008 capital expenditure program;
- anticipation of approximately $316 million in capital expenditures in 2008, about half of which will be invested in environmental and renewable energy initiatives;

Investment in ATC

- the expectation of ALLETE investing an additional $5 to $7 million in ATC in 2008;

Real Estate

- a continuation of the difficult market conditions; and
- an expectation that net income in 2008 will be less than in 2007.

Energy. As part of our strategy, we will leverage the strengths of our Regulated Utility business to improve our strategic and financial outlook and seek growth opportunities in close proximity to existing operations in the Midwest. We believe electric industry deregulation is unlikely in Minnesota and Wisconsin in the next five years.

Minnesota Power expects significant rate base growth over the next several years as it makes capital expenditures to comply with renewable energy requirements and environmental mandates. In addition, significant investment will be made in our existing low-cost generation fleet to provide for continued future operations as we continue to believe ownership of low-cost generation is a competitive advantage. Minnesota Power will also look for transmission opportunities which strengthen and enhance the regional transmission grid and take advantage of our geographic location between sources of renewable energy and growing energy markets. Our capital investments will be recovered through a combination of current cost recovery riders and anticipated increased base electric rates. We also expect an average annual kilowatt-hour growth of approximately one percent from our existing customers, as well as up to 400 MW of additional growth from several potential new industrial customers planning projects in our service territory.

Our energy strategy is to be a leader in the movement toward renewable energy and cleaner power plants. We believe we can meet our customers' electric energy needs for the next decade while achieving real reductions in total carbon emissions. We intend to aggressively pursue renewable energy resources and expect to comply with Minnesota's 25 percent renewable energy mandate prior to the 2025 deadline.

Integrated Resource Plan. On October 31, 2007, Minnesota Power filed its Integrated Resource Plan (IRP), a comprehensive estimate of future capacity needs within the Minnesota Power service territory. Minnesota Power believes it can meet the estimated future customer demand for the next decade while achieving real reductions in the emission of GHGs (primarily carbon dioxide).

Minnesota Power plans to meet expected loads through approximately 2020 by adding a significant amount of renewable generation and some supporting peaking generation. We do not plan to add new coal generation or enter into long-term power purchase agreements from coal-based generation resources without a GHG solution. We plan to add 300 to 500 megawatts of carbon-minimizing renewable energy to our generation mix. Besides the additional generation from renewable sources, Minnesota Power anticipates future supply will come from a combination of sources, including:

- "As-needed" peaking and intermediate generation facilities;
- Expiration of wholesale contracts presently in place;
- Short-term market purchases;
- Improved efficiency of existing generation and power delivery assets; and
- Expanded conservation and demand-side management initiatives.

We do not anticipate the need for new base load system generation within the Minnesota Power service territory through approximately 2020, and we project a one percent average annual growth in electric usage from our existing customers over that time frame.

Mesaba Energy Project. On August 30, 2007, the MPUC issued an order denying Excelsior Energy Inc.'s request for a power purchase agreement with Xcel Energy to sell power from the Mesaba Energy Project (Mesaba Project). We participated in the MPUC proceeding to demonstrate the unnecessary costs the Mesaba Project would cause for our ratepayers and the negative energy policy impacts of a forced resource addition. The MPUC's August 30, 2007, order states that the MPUC will explore in IRPs and resource acquisition proceedings whether all Minnesota utilities should participate in the Mesaba Project. Beyond the fact that we forecast no need for base load energy supply additions until late in the next decade, we object to the Mesaba Project because it does not include a GHG solution.

Climate Change. A key component of our energy strategy is a goal to reduce overall GHG emissions. While there continues to be debate about the causes and extent of global warming, certain scientific evidence suggests that emissions from fossil fuel generation facilities are a contributing factor. Minnesota Power has a long history of environmental stewardship.

We believe that future regulations may restrict the emissions of GHGs from our generation facilities. Several proposals on the Federal level to "cap" the amount of GHG emissions have been made. Other proposals consider establishing emissions allowances or taxes as economic incentives to address the GHG emission issue.

In 2007, Minnesota passed legislation establishing non-binding targets for GHG reductions. This legislation establishes a goal of reducing statewide GHG emissions across all sectors producing those emissions to a level at least 15 percent below 2005 levels by 2015, at least 30 percent below 2005 levels by 2025, and at least 80 percent below 2005 levels by 2050. Minnesota is also participating in the Midwestern Greenhouse Gas Accord, a regional effort to develop a multi-state approach to GHG emission reductions. We are proactively taking steps to strategically engage the GHG emission issue and the impact of climate change regulation on our business.

Minnesota Power is addressing this challenge by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements.

- We will consider only carbon minimizing resources to supply power to our customers. We will not consider a new coal resource without a carbon emission solution.
- We will aggressively pursue Minnesota's Renewable Energy Standard by adding significant renewable resources to our portfolio of generation facilities and power supply agreements.
- We will continue to improve the efficiency of coal-based generation facilities.
- We plan to implement aggressive demand side conservation efforts.
- We will continue to support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- We plan to achieve overall carbon emission reductions while maintaining competitively priced electric service to our customers.

Outlook (Continued)
Energy (Continued)

Renewable Generation Sources. The areas in which we operate have strong wind, water and biomass resources, and provide us with opportunities to develop a number of renewable forms of generation. Our electric service area in Northeastern Minnesota is well situated for delivery of renewable energy that is generated here and in adjoining regions. We intend to secure the most cost competitive and geographically advantageous renewable energy resources available. We believe that the demand for these resources is likely to grow, and the costs of the resources to generate renewable energy will continue to escalate. While we intend to maintain our disciplined approach to developing generation assets, we also believe that by acting sooner rather than later we can deliver lower cost power to our customers and maintain or improve our cost competitiveness among regional utilities. We will continue to work cooperatively with our customers, our regulators and the communities we serve to develop generation options that reflect the needs of our customers as well as the environment. We believe that our location and our proactive leadership in developing renewable generation provide us with a competitive advantage.

We have already begun executing this strategy. For more than a century, we have been Minnesota's leading producer of renewable hydroelectric energy. By the second quarter of this year, we will have doubled our renewable generation capacity with wind additions in North Dakota and Minnesota. We will also continue to support research and development activity in carbon capture and storage technologies that will enable our industry to better manage GHG emissions associated with existing and future coal based generating assets.

Renewable Energy. In February 2007, Minnesota enacted a law requiring Minnesota Power to generate or procure 25 percent of our energy through renewable energy sources by 2025. The legislation also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. The legislation allows the MPUC to modify or delay a standard obligation if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a standard, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. Minnesota Power was developing and making renewable supply additions as part of its generation planning strategy prior to this legislation and this activity continues. Minnesota Power believes it will meet the requirements of this legislation.

In December 2006, we began purchasing the output from a 50-MW wind facility, Oliver Wind I, located in North Dakota, under a 25-year power purchase agreement with an affiliate of FPL Energy.

In May 2007, the MPUC approved a second 25-year wind power purchase agreement to purchase an additional 48-MW of wind energy from Oliver Wind II, an expansion of Oliver Wind I located in North Dakota. The MPUC also allowed current cost recovery for associated transmission upgrades. In November 2007, Oliver Wind II became operational and we began purchasing the output from the wind facility.

In May 2007, the MPUC approved a 20-year Community-Based Energy Development Project power purchase agreement. The 2.5-MW Wing River Wind project, with Wing River Wind, LLC, became operational July 2007.

In September 2007, the MPUC approved our site permit application and we began construction of the $50 million, 25-MW Taconite Ridge Wind I Facility, located in northeastern Minnesota. Minnesota Power filed a petition for current cost recovery on the Taconite Ridge Wind I Facility with the MPUC in August 2007. In October 2007, the DOC recommended approval of Minnesota Power's current cost recovery filing. The MPUC hearing regarding Minnesota Power's current cost recovery filing is currently waiting scheduling. The Taconite Ridge Wind I Facility is expected to become operational in mid-2008.

We continue to investigate additional renewable energy resources including biomass, hydroelectric and wind generation that will help us meet the Minnesota 25 percent renewable energy standard. In particular, we are conducting a feasibility study for construction of a 25-MW biomass generating unit at Laskin, as well as looking at opportunities to expand biomass energy production at existing facilities. Additionally, we are pursuing a potential 10-MW expansion of our Fond du Lac hydroelectric station. We will make specific renewable project filings for regulatory approval as needed.

In January 2008, Minnesota Power and Manitoba Hydro executed a term sheet for the purchase of surplus energy beginning in 2008 and an anticipated 250-MW capacity purchase to begin in about 2020. Minnesota Power anticipates the initial purchase of surplus energy will be about 100 MWs during high hydro production periods in the spring and fall. The 250-MW long-term purchase will require construction of hydroelectric facilities in Manitoba and major new transmission facilities between Canada and the United States. Minnesota Power and Manitoba Hydro have one year to complete negotiations and sign a definitive agreement. Each purchase is expected to require MPUC approval.

CapX 2020. Minnesota Power is a participant in the CapX 2020 project which represents an effort to ensure the electricity reliability of Minnesota and the surrounding region for the future. CapX 2020 started with the state's largest transmission owners, including electric cooperatives, municipals and investor-owned utilities, assessing the transmission system and projected growth in customer demand for electricity through 2020. Studies show that the region's transmission system will require major upgrades and expansion to accommodate increased electricity demand as well as support renewable energy expansion through 2020.

The CapX 2020 participants filed a Certificate of Need for three 345 kV lines and associated system interconnections with the MPUC in August 2007. Following a public process, the MPUC is expected to decide on the need for these 345 kV lines by early 2009. If the MPUC certifies need, it will then determine routes for the new lines in subsequent proceedings. Portions of the 345 kV lines will also require approvals by federal officials and by regulators in North Dakota, South Dakota and Wisconsin. A fourth line, a 230 kV line in north central Minnesota, is also among the CapX 2020 projects. A request for a Certificate of Need/Site Permit for this line is expected to be filed by mid-2008, with the MPUC decision on need and routing expected approximately one year later.

Minnesota Power may invest capital in two of the lines, a 250-mile 345 kV line between Fargo, North Dakota and Monticello, Minnesota, and a 70-mile 230 kV line between Bemidji and Grand Rapids, Minnesota. Our investment in these two lines would entail an estimated $60 million and $90 million, respectively. Upon receipt of the required Certificates of Need, we intend to file with the MPUC for current cost recovery of the expenditures related to our investment in the lines under a Minnesota Power transmission cost recovery tariff rider mechanism authorized by Minnesota legislation. For the utilities involved, the first four projects represent a combined investment of approximately $1.4 to $1.7 billion. Construction of the lines is targeted to begin in 2009 or 2010 and last approximately three to four years, but depends on the timing and outcome of regulatory need and routing decisions.

AREA and Boswell Unit 3 Emission Reduction Plans. In May 2006, the MPUC approved our filing for current cost recovery of expenditures to reduce emissions to meet pending federal requirements at Taconite Harbor and Laskin under the AREA Plan. The AREA Plan approval allows Minnesota Power to recover Minnesota jurisdictional costs for SO_2, NO_X and mercury emission reductions made at these facilities without a rate proceeding. Current cost recovery from retail customers will include a return on investment and recovery of incremental expense. The AREA Plan is expected to significantly reduce emissions from Taconite Harbor and Laskin, while maintaining a reliable and reasonably-priced energy supply to meet the needs of our customers. We believe that control and abatement technologies applicable to these plants have matured to the point where further significant air emission reductions can be attained in a relatively cost-effective manner. Current cost recovery filings are required to be made 90 days prior to the anticipated in-service date for the equipment at each unit, with rate recovery beginning the month following the in-service date.

Minnesota Power has completed installation of new equipment at Laskin and current cost recovery of AREA Plan costs has begun. The first of three Taconite Harbor unit installations was completed and placed back in-service in June 2007, with current cost-recovery began in July 2007. We anticipate cost recovery on the other Taconite Harbor units once work is completed and the units have been placed back in-service, which is expected in late 2008. As of December 31, 2007, we have spent $36 million of the anticipated $60 million in AREA Plan expenditures.

In May 2006, we announced plans to make emission reduction investments at our Boswell Unit 3 generating unit. Plans include reductions of particulate, SO_2, NO_X and mercury emissions to meet pending federal and state requirements. In late March 2007, the Boswell Unit 3 project received the necessary construction permits. On October 26, 2007, the MPUC issued a written order approving Minnesota Power's petition for current cost recovery for the Boswell Unit 3 emission reduction plan with some minor modifications and additional reporting requirements. MPUC approval authorized a cash return on construction work in progress during the construction phase in lieu of AFUDC-Equity and allows for a return on investment and current cost recovery of incremental operations and maintenance expenses once the unit is placed into service in late 2009. On December 26, 2007, the MPUC approved Boswell Unit 3's rate adjustment for 2008. As of December 31, 2007, we have spent $89 million of the anticipated $200 million in Boswell Unit 3 emission reduction plan expenditures.

Outlook (Continued)
Energy (Continued)

Rate Cases. We have and will continue to significantly increase our rate base. On December 28, 2007, we submitted a filing with the FERC seeking to increase electric rates for our wholesale customers. On February 8, 2008, the FERC approved our wholesale rate. Our wholesale customers consist of 16 municipalities in Minnesota and two private utilities in Wisconsin, including SWL&P. The FERC authorized an average 10 percent increase for wholesale municipal customers, a 12.5 percent increase for SWL&P, and an overall return on equity of 11.25 percent. The rate increase will go into effect on March 1, 2008, and on an annualized basis, the filing will generate approximately $7.5 million in additional revenue. We also anticipate filing a retail rate case with the MPUC in mid-2008. SWL&P also anticipates filing a retail rate case with the PSCW in 2008.

Industrial Customers. Electric power is a key component in the mining, paper production and pipeline industries. Approximately 50 percent of our Regulated Utility kilowatthour sales are made to our Large Power Customers in the taconite, paper and pulp, and pipeline industries.

Based on our research of the taconite industry, Minnesota taconite production for 2008 is anticipated to be about 41.5 million tons (production was 39 million tons in 2007; 40 million tons in 2006 and 41 million tons in 2005).

The pulp and paper customers are projected to run near capacity in 2008. Capacity closures in North America and Europe, along with the strength of the Euro and Canadian dollar, should benefit Minnesota Power's customers.

Our pipeline customers continued to operate at or above historic pumping levels during 2007 and forecast operating at record pumping levels in 2008. As Western Canadian oil sands reserves continue to develop and expand, pipeline operators served by the Company are executing expansion plans to transport additional crude oil supply to United States markets. We believe we are strategically positioned to serve these expanding pipeline facilities as Canadian supply continues to grow and displace domestic and imported Gulf Coast production.

Several natural resource-based companies have been making significant progress developing new projects in northeastern Minnesota. These potential projects are in the ferrous and non-ferrous mining, paper, oil and steel related industries. They include the Polymet Mining, Mesabi Nugget and Minnesota Steel Industry projects, as well as the Keewatin Taconite expansion. If some or all of these projects are completed, Minnesota Power could serve between 100 MW and 400 MW of new load.

In 2006, a contract for approximately 70 MW was executed with PolyMet Mining, a new customer planning to start a copper, nickel and precious metals (non-ferrous) mining operation in late 2008. If PolyMet Mining receives all necessary environmental permits and achieves start-up, the contract will be fully implemented and would run through at least 2018. In April 2007, the MPUC approved our contract with PolyMet Mining.

In June 2007, a contract was executed with Mesabi Nugget, a company currently constructing an iron nugget facility near Hoyt Lakes, Minnesota. Iron nuggets, which typically consist of more than 94 percent iron (compared to taconite pellets at 63-65 percent iron), are ideal in meeting the requirements of electric-arc furnaces producing steel. On February 7, 2008, the MPUC held a hearing on the contract and adopted a motion approving the contract, subject to the issuance of a written order. Mesabi Nugget has received all necessary permits to begin construction and operations in 2008 and would be a 15-MW customer with the potential for further load growth. The Mesabi Nugget contract would run through at least 2017.

In February 2008, United States Steel announced its intent to restart a pellet line at its Keewatin Taconite processing facility. This pellet line, which has been idled since 1980, would be restarted and updated as part of a $300 million investment. It is anticipated to bring about 3.6 million tons of additional pellet making capability to Northeastern Minnesota by 2011, pending successful approval of environmental permitting.

A new contract with Blandin Paper was approved by the MPUC on February 4, 2008. The new contract carries forward the same contract term, cancellation provision and take-or-pay provisions of the prior contract and only changed the demand nomination feature.

Outlook (Continued)
Energy. (Continued)

Minnesota Fuel Clause. In June 2003, the MPUC initiated an investigation into the continuing usefulness of the fuel clause as a regulatory tool for electric utilities. Our initial comments on the proposed scope and procedure of the investigation were filed in July 2003. In November 2003, the MPUC approved the initial scope and procedure of the investigation. Subsequent comments were filed during 2004. The fuel clause docket then became dormant while the MISO Day 2 docket, which held many fuel clause considerations, became active. In March 2007, the MPUC solicited comments on whether the original fuel clause investigation should continue and, if so, what issues should be pursued. We filed comments in April 2007, suggesting that if the investigation continued, it should focus on remaining key elements of the fuel clause, beyond the purchased power transactions examined in the MISO Day 2 proceeding, such as fuel purchases and outages. Additionally, we suggested that more specialized fuel clause issues be addressed in separate dockets on an as needed basis. The DOC filed a letter requesting that the parties to the docket update the record in this proceeding by the end of September 2007. Minnesota Power complied by filing additional comments, updating our previous filings in the fuel clause investigation docket to account for changes occurring since the investigation began in July 2003. Reply comments were filed in October 2007. The fuel clause investigation docket is awaiting further action by the MPUC.

Fuel Clause Recovery of MISO Day 2 Costs. We filed a petition with the MPUC in February 2005 to amend our fuel clause to accommodate costs and revenue related to the day-ahead and real-time markets through which we engage in wholesale energy transactions in MISO (MISO Day 2). In December 2006, the MPUC issued an order allowing us and the other utilities involved in the MISO Day 2 proceeding to continue recovering MISO Day 2 charges through the Minnesota retail fuel clause except for MISO Day 2 administrative charges. On January 8, 2007, this order was challenged by the Minnesota OAG, through a request for reconsideration. The request was opposed by Minnesota Power and the other utilities, as well as MISO. The reconsideration request was denied by the MPUC. Upon denial of the reconsideration request, the OAG appealed the MPUC Order in a filing with the Minnesota Court of Appeals. Oral argument in the case will be held on February 27, 2008, and a decision would be expected approximately 90 days thereafter. The Company is unable to predict the outcome of this matter.

The December 2006 MPUC order, subject to appeal, granted deferred accounting treatment for three MISO Day 2 charge types that were determined to be administrative charges. Under the order, Minnesota Power refunded, through customer bills, approximately $2 million of administrative charges previously collected through the fuel clause between April 1, 2005, and December 31, 2006, and recorded these administrative charges as a regulatory asset. We were permitted to continue accumulating MISO Day 2 administrative charges after December 31, 2006, as a regulatory asset until we file our next rate case, at which time recovery for such charges will be determined. The balance of this regulatory asset was $3.7 million on December 31, 2007, and we consider regulatory recovery to be probable. This order removed the subject to refund requirement of the two interim orders, and included extensive fuel clause reporting requirements impacting our monthly and annual fuel clause filings with the MPUC. There was no impact on earnings as a result of this ruling. As a result of the MPUC's December 2006 order allowing recovery of nearly all MISO Day 2 charges through the fuel clause, we rescinded our December 2005 Letter of Intent to Withdraw from MISO in December 2006.

Investment in ATC. Our Wisconsin subsidiary, Rainy River Energy Corporation – Wisconsin, has invested $60 million in ATC. As of December 31, 2007, our equity investment balance in ATC was $65.7 million, representing approximately an 8 percent ownership interest. (See Note 6.) We will have the opportunity to make additional investments in ATC through general capital calls based upon our pro-rata investment level in ATC. We expect to invest an additional $5 to $7 million in 2008.

Real Estate. Conditions in the Florida real estate market were very difficult in 2007. Market demand worsened throughout the year, consistent with conditions experienced throughout most of the rest of the country. While we are unable to predict when the Florida real estate market will improve, we believe the long-term growth indicators for Florida real estate remain strong.

Substantially all of our properties have key entitlements in place. With minimal leverage, low on-going carrying costs and a low inventory book basis, we expect that our Real Estate business will continue to be profitable, and an important contributor to ALLETE's on-going earnings stream. We expect net income from Real Estate to be approximately 10 percent to 20 percent of total ALLETE consolidated net income over the next several years. We believe the northeastern Florida market area where a large portion of our real estate inventory is located will continue to experience above average long-term population growth, and our inventory of mixed-use land in those areas will remain attractive to buyers.

ALLETE Properties plans to maximize the value of the property it currently owns through entitlement, infrastructure improvements and orderly sales of properties. In addition to managing its current real estate inventory, ALLETE Properties is focused on identifying, acquiring, entitling and developing infrastructure on vacant land in Florida and other parts of the southeast United States.

Outlook (Continued)
Real Estate (Continued)

Progress continues on our three major planned development projects in Florida—Town Center, a new downtown for Palm Coast; Palm Coast Park, located in northwest Palm Coast; and Ormond Crossings, located in Ormond Beach along Interstate 95. (See Item 1 – Business - Real Estate.) Other ongoing land sales and rental income at the retail shopping center in Winter Haven provide us with additional revenue.

Summary of Development Projects For the Year Ended December 31, 2007	Ownership	Total Acres *(a)*	Residential Units *(b)*	Non-residential Sq. Ft. *(b, c)*
Town Center	80%			
At December 31, 2006		1,356	2,222	2,705,310
Property Sold		(99)	(130)	(540,059)
Change in Estimate *(a)*		(266)	197	62,949
		991	2,289	2,228,200
Palm Coast Park	100%			
At December 31, 2006		4,337	3,760	3,156,800
Property Sold		(888)	(606)	(40,000)
Change in Estimate *(a)*		(13)	–	–
		3,436	3,154	3,116,800
Ormond Crossings	100%			
At December 31, 2006		5,960	*(d)*	*(d)*
Change in Estimate *(a)*		8		
		5,968		
		10,395	5,443	5,345,000

(a) Acreage amounts are approximate and shown on a gross basis, including wetlands and minority interest.
(b) Estimated and includes minority interest. Density at build out may differ from these estimates.
(c) Depending on the project, non-residential includes retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional.
(d) A development order approved by the City of Ormond Beach includes up to 3,700 residential units and 5 million square feet of non-residential space. We estimate the first two phases of Ormond Crossings will include 2,500-3,200 residential units and 2.5-3.5 million square feet of various types of non-residential space. Density of the residential and non-residential components of the project will be determined based upon market and traffic mitigation cost considerations. Approximately 2,000 acres will be devoted to a regionally significant wetlands mitigation bank.

Summary of Other Land Inventories For the Year Ended December 31, 2007	Ownership	Total	Mixed Use	Residential	Non-residential	Agricultural
Acres *(a)*						
Palm Coast Holdings	80%					
At December 31, 2006		2,136	1,404	346	247	139
Property Sold		(111)	(78)	–	(14)	(19)
Change in Estimate *(a)*		(1,160)	(964)	(239)	96	(53)
		865	362	107	329	67
Lehigh	80%					
At December 31, 2006		223	–	140	74	9
Change in Estimate *(a)*		6	–	–	–	6
		229	–	140	74	15
Cape Coral	100%					
At December 31, 2006		30	–	1	29	–
Property Sold		(8)	–	–	(8)	–
		22	–	1	21	–
Other *(b)*	100%					
At December 31, 2006		934	–	–	–	934
Property Sold		(364)	–	–	–	(364)
Change in Estimate *(a)*		(113)	–	–	–	(113)
		457	–	–	–	457
		1,573	362	248	424	539

(a) Acreage amounts are approximate and shown on a gross basis, including wetlands and minority interest.
(b) Includes land located in Palm Coast, Florida not included in development projects.

Outlook (Continued)
Real Estate (Continued)

Town Center. Major construction continues at Town Center. In April 2007, Palm Coast Center, LLC and Target Corporation closed on a 52 acre commercial site and immediately began construction on a 424,000 square foot retail power center. An 85,000 square foot Publix grocery store anchored retail center opened in 2007, and an 84,000 square foot medical center is under construction along with a Hilton Garden Inn and a residential condominium project. Several other projects are in the permitting stage including a charter school, independent living facility, movie theater, office buildings and banks.

At build-out, Town Center is expected to include approximately 3,200 residential units including lodging rooms and assisted living units, and 3.8 million square feet of various types of non-residential space. Market conditions will determine how quickly Town Center builds out.

Palm Coast Park. Major infrastructure construction at Palm Coast Park was substantially complete by the end of 2007. At build-out, Palm Coast Park is expected to include approximately 4,000 residential units, 3.2 million square feet of various types of non-residential space and certain public facilities. Market conditions will determine how quickly Palm Coast Park builds out.

Ormond Crossings. Planning, engineering design and permitting of the master infrastructure are ongoing. Density of the residential and non-residential components of the project will be determined based upon market and traffic mitigation cost considerations. We estimate the first two phases of Ormond Crossing will include 2,500-3,200 residential units and 2.5–3.5 million square feet of various types of non-residential space.

Ormond Crossings will also include an approximately 2,000 acre regionally significant wetlands mitigation bank that is expected to be fully permitted by the St. Johns River Water Management District and the U.S. Army Corps of Engineers by mid-2009. Wetland mitigation credits will be used at Ormond Crossings and will be available for sale to other developers. Market conditions will determine how quickly Ormond Crossings builds out.

We have a diversified mix of residential and non-residential property under contract and available for sale. At December 31, 2007, total pending land sales under contract were $55.2 million ($113.8 million at December 31, 2006) and are anticipated to close at various times through 2012. Prices on these contracts range from $20 to $42 per non-residential square foot, $15,000 to $27,200 per residential unit and $11,200 to $660,000 per acre for all other properties. Prices per acre are stated on a gross acreage basis and are dependent on the type and location of the properties sold. The majority of the other properties under contract are zoned non-residential or mixed use. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

Real Estate Pending Contracts *(a, b)* At December 31, 2007	**Quantity *(c)***	**Contract Sales Price**
Dollars in Millions		
Town Center		
Non-residential Sq. Ft.	304,000	$9.6
Residential Units	490	9.3
Palm Coast Park		
Non-residential Sq. Ft.	–	–
Residential Units	1,263	31.9
Other Land		
Acres	123	4.4
Total Pending Land Sales Under Contract		$55.2

(a) For the year ended December 31, 2007, we had contract cancellations totaling $22.1 million.
(b) Pending contracts are contracts for which the due diligence period has ended, and the contract deposit is non-refundable subject to performance by the seller.
(c) Acreage amounts are approximate and shown on a gross basis, including wetlands and minority interest. Non-residential square feet and residential units are estimated and include minority interest. The actual property densities at build-out may differ from these estimates.

Decreases in pending land sales under contract during 2007 are primarily due to closing two large sales during the second quarter of 2007 and contract cancellations totaling $22.1 million. In April 2007, Palm Coast Center, LLC and Target Corporation closed on a tract at Town Center for $12.6 million and in June 2007, LRCF Palm Coast, LLC (Lowe Enterprises) closed on the first phase of its Sawmill Creek project at Palm Coast Park for $13.1 million pursuant to revised contract terms.

If a purchaser defaults on a sales contract, the legal remedy is limited to terminating the contract and retaining the purchaser's deposit. The property is then available for resale. In many cases, contract purchasers incur significant costs during due diligence, planning, designing and marketing the property before the contract closes, therefore they have substantially more at risk than the deposit.

As of December 31, 2007, we had $2.7 million of deferred profit on sales of real estate, before taxes and minority interest, on our balance sheet. All of the deferred profit relates to Town Center and is expected to be recognized in 2008 as the remaining development obligations are completed.

Other. We have the potential to recognize gains or losses on the sale of investments in our emerging technology portfolio. We plan to sell investments in our emerging technology portfolio as shares are distributed to us. Some restrictions on sales may apply, including, but not limited to, underwriter lock-up periods that typically extend for 180 days following an initial public offering. We have committed to make up to $1.0 million in additional investments in certain emerging technology holdings. We do not have plans to make any additional investments beyond this commitment.

Income Taxes. ALLETE's aggregate federal and multi-state statutory tax rate is expected to be approximately 40 percent for 2008. On an ongoing basis, ALLETE has certain tax credits and other tax adjustments that will reduce the statutory rate to the expected effective tax rate. These tax credits and adjustments historically have included items such as investment tax credits, AFUDC-Equity, domestic manufacturer's deduction, depletion, Medicare prescription reimbursement, as well as other items. The annual effective rate can also be impacted by such items as changes in income from operations before minority interest and income taxes, state and federal tax law changes that become effective during the year, business combinations and configuration changes, tax planning initiatives and resolution of prior years' tax matters. We expect our effective tax rate to be approximately 35 percent for 2008.

Liquidity and Capital Resources

Cash Flow Activities

We believe our financial condition is strong, as evidenced by a debt to total capital ratio of 36 percent at December 31, 2007. Our cash and cash equivalents and short-term investments were $46.4 million at December 31, 2007.

Operating Activities. Cash flow from operating activities was $123.1 million for 2007 ($142.5 million for 2006; $53.5 million for 2005). Cash flow from operating activities was lower in 2007 than 2006 primarily due to a decrease in cash flow from operating assets and liabilities. Colder weather in December 2007 resulted in an increase in customer receivables of $14.7 million. Cash used for prepayments and other is higher in 2007 due to an $11.5 million change in deferred fuel costs yet to be recovered through future billings. The increase in deferred fuel costs are a result of higher purchased power expenses due to generation outages relating to the AREA Plan environmental retrofits, lower hydro generation, lower Square Butte entitlement and Square Butte's major scheduled outage. Other current liabilities decreased primarily due to a reduction in accrued taxes of $8.9 million. The decrease in cash flow from operating activities was partially offset by increased earnings from continuing operations of $11.2 million and a decrease in cash used for discontinued operations of $13.5 million.

Cash flow from operating activities was higher in 2006 than 2005, primarily due to the $77.9 million Kendall County Charge in 2005 and related $24.3 million federal tax refund received in 2006. Cash also increased $4.4 million in 2006 due to the collection of customer receivables which were up as a result of colder weather in December 2005. Other differences between 2006 and 2005 include an additional $9 million cash used for inventories in 2006 and the payment of approximately $13 million of 2005 accrued liabilities. Additional inventories primarily reflect coal purchases in anticipation of maintenance on coal handling equipment.

Investing Activities. Cash flow used for investing activities was $154.1 million for 2007 (cash flow used for investing activities of $154.7 million for 2006; cash flow from investing activities of $3.9 million for 2005). Activity within our short-term investment portfolio reflected increased net sales of short-term investments of $81.4 million compared to $12.4 million in 2006. The net proceeds from the sale of short-term investments were used to fund increased additions to property, plant and equipment. Additions to property, plant and equipment were higher in 2007 than 2006 by $111.7 million primarily due to increased spending on major environmental construction projects. Cash invested in ATC decreased from $51.4 million in 2006 to $8.7 million in 2007.

Cash used for investing activities was higher in 2006 than 2005, primarily due to $51.4 million invested in ATC and a $43.7 million increase in expenditures for property, plant and equipment due to major environmental construction projects. Activity within our short-term investment portfolio reflected net sales of short-term investments of $12.4 million compared to $32.3 million in 2005.

Liquidity and Capital Resources (Continued)
Cash Flow Activities (Continued)

Financing Activities. Cash flow from financing activities was $9.5 million for 2007 (cash used for financing activities was $32.6 million for 2006; cash used for financing activities was $13.9 million for 2005). The increase in cash flows from financing activities resulted from additional long-term debt issued in 2007, which included $50.0 million of Senior unsecured notes and $6.0 million in tax exempt bonds at SWL&P. The increase in new long-term debt was offset partially by the retirement of $20.0 in first mortgage bonds and $2.5 million in variable demand revenue refunding bonds. In 2007, $66.5 million in long-term debt was refinanced at lower rates.

Cash used for financing activities was higher in 2006 than 2005 primarily due to an additional $7.2 million in dividends paid as a result of more shares outstanding, a higher dividend rate and fewer shares of common stock issued under our long-term incentive compensation plan. In 2006, we refinanced $77.8 million of long-term debt at lower rates.

In 2006, our Town Center development project was financed with tax-exempt bonds issued by the Town Center District and a revolving development loan. In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6% Capital Improvement Revenue Bonds, Series 2005, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2036). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to pay for the construction of a portion of the major infrastructure improvements at Town Center. The bonds are payable from and collateralized by the revenue derived from assessments imposed, levied and collected by the Town Center District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Town Center District benefiting from the improvements. The assessments were billed to Town Center landowners effective November 2006. To the extent that we still own land at the time of the assessment, we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned approximately 69 percent of the assessable land in the Town Center District (73 percent at December 31, 2006). As we sell property, the obligation to pay special assessments passes to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Our Palm Coast Park development project in Florida is being financed with tax-exempt bonds issued by the Palm Coast Park District. In May 2006, Palm Coast Park District issued $31.8 million of tax-exempt, 5.7% Special Assessment Bonds, Series 2006 which are payable through property tax assessments on the land owners over 31 years (by May 1, 2037). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to fund the construction of the major infrastructure improvements at Palm Coast Park, and to mitigate traffic and environmental impacts. The bonds are payable from and collateralized by the revenue derived from assessments imposed, levied and collected by the Palm Coast Park District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Palm Coast Park District benefiting from the improvements. The assessments will be billed to Palm Coast Park landowners effective November 2007. To the extent that we still own land at the time of the assessment, we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned 86 percent of the assessable land in the Palm Coast Park District (97 percent at December 31, 2006). As we sell property, the obligation to pay special assessments passes to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Working Capital. Additional working capital, if and when needed, generally is provided by the sale of commercial paper. We have 0.2 million original issue shares of our common stock available for issuance through *Invest Direct*, our direct stock purchase and dividend reinvestment plan. We have bank lines of credit aggregating $170.0 million, the majority of which expire in January 2012. In January 2006, we renewed, increased and extended a committed, syndicated, unsecured revolving credit facility with LaSalle Bank National Association, as Agent, for $150 million (Line) with a maturity date of January 11, 2011. The Line was subsequently extended for an additional year in December 2006 and currently matures on January 11, 2012. At our request and subject to certain conditions, the Line may be increased to $200 million and extended for two additional 12-month periods. We may prepay amounts outstanding under the Line in whole or in part at our discretion. Additionally, we may irrevocably terminate or reduce the size of the Line prior to maturity. The Line may be used for general corporate purposes, working capital and to provide liquidity in support of our commercial paper program. The amount and timing of future sales of our securities will depend upon market conditions and our specific needs. We may sell securities to meet capital requirements, to provide for the retirement or early redemption of issues of long-term debt, to reduce short-term debt and for other corporate purposes.

Liquidity and Capital Resources (Continued)

Securities

On December 10, 2007, ALLETE filed a registration statement with the SEC, pursuant to Rule 415 under the Securities Act of 1933, relating to the possible issuance from time to time of ALLETE common stock or first mortgage bonds. The amount of securities issuable by ALLETE is established from time to time by its board of directors. We may sell all or a portion of the above-described registered securities if warranted by market conditions and our capital requirements. Any offer and sale of the above-mentioned securities will be made only by means of a prospectus meeting the requirements of the Securities Act of 1933 and the rules and regulations there under.

On February 1, 2007, we issued $60 million in principal amount of First Mortgage Bonds (Bonds), 5.99% Series due February 1, 2027, in the private placement market. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. Proceeds were used to retire $60 million in principal amount of First Mortgage Bonds, 7% Series on February 15, 2007.

On June 8, 2007, we issued $50 million of senior unsecured notes (Notes) in the private placement market. The Notes bear an interest rate of 5.99 percent and will mature on June 1, 2017. We have the option to prepay all or a portion of the Notes at our discretion, subject to a make-whole provision. We used the proceeds from the sale of the Notes to fund utility capital projects and for general corporate purposes.

On behalf of SWL&P, the City of Superior, Wisconsin, issued $6.4 million in principal amount of Collateralized Utility Revenue Refunding Bonds (Series A Bonds) and $6.1 million of Collateralized Utility Revenue Bonds (Series B Bonds) on October 3, 2007. The Series A Bonds bear an interest rate of 5.375% and will mature on November 1, 2021. The proceeds, together with other funds, were used to redeem $6.5 million of existing 6.125% bonds. The Series B Bonds bear an interest rate of 5.75% and will mature on November 1, 2037. The proceeds will be used to fund qualifying electric and gas projects.

On January 11, 2008, we accepted an offer from certain institutional buyers in the private placement market to purchase $60 million of First Mortgage Bonds (Bonds). The Bonds were issued on February 1, 2008, carry an interest rate of 4.86% and will mature on April 1, 2013. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. We intend to use the proceeds from the sale of the Bonds to fund utility capital expenditures and for general corporate purposes.

Financial Covenants

Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a quarterly ratio of its Funded Debt to Total Capital of less than or equal to 0.65 to 1.00. Failure to meet this covenant could give rise to an event of default, if not corrected after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. As of December 31, 2007, ALLETE was in compliance with its financial covenants.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are discussed in Note 8.

Contractual Obligations and Commercial Commitments

Our long-term debt obligations, including long-term debt due within one year, represent the principal amount of bonds, notes and loans which are recorded on our consolidated balance sheet, plus interest. The table below assumes the interest rate in effect at December 31, 2007, remains constant through the remaining term. (See Note 7.)

Unconditional purchase obligations represent our Square Butte power purchase agreements, minimum purchase commitments under coal and rail contracts, additional investment commitments in emerging technology funds and purchase obligations for capital expenditures related to the Taconite Ridge Wind Facility, AREA and Boswell Unit 3 environmental upgrade projects. (See Note 8.)

Under our power purchase agreement with Square Butte that extends through 2026, we are obligated to pay our pro rata share of Square Butte's costs based on our entitlement to the output of Square Butte's 455-MW coal-fired generating unit near Center, North Dakota. Our payment obligation is suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. The following table reflects our share of future debt service based on our output entitlement of approximately 55 percent in 2008 and 50 percent thereafter. (See Note 8.)

Liquidity and Capital Resources (Continued)
Contractual Obligations and Commercial Commitments (Continued)

We have two wind power purchase agreements with an affiliate of FPL Energy to purchase the output from two wind facilities, Oliver Wind I and II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Contractual Obligations As of December 31, 2007	Total	Payments Due by Period Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Millions					
Long-Term Debt *(a)*	$760.2	$33.7	$79.6	$47.7	$599.2
Operating Lease Obligations	86.4	8.1	23.0	12.4	42.9
FIN 48 – Uncertain Tax Positions	4.5	2.0	2.5	–	–
Unconditional Purchase Obligations	407.7	114.2	64.7	28.8	200.0
	$1,258.8	$158.0	$169.8	$88.9	$842.1

(a) Includes interest and assumes variable interest rates in effect at December 31, 2007, remains constant through remaining term.

We expect to contribute approximately $11 million to our defined benefit pension plans and $6 million to our postretirement health and life plans in 2008. We are unable to predict contribution levels to our defined benefit pension or postretirement health and life plans after 2008.

Credit Ratings

Our securities have been rated by Standard & Poor's and by Moody's. Rating agencies use both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective. The disclosure of these credit ratings is not a recommendation to buy, sell or hold our securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Credit Ratings	Standard & Poor's	Moody's
Issuer Credit Rating	BBB+	Baa2
Commercial Paper	A-2	P-2
Senior Secured		
First Mortgage Bonds	A–	Baa1
Pollution Control Bonds	A–	Baa1
Unsecured Debt		
Collier County Industrial Development Revenue Bonds – Fixed Rate	BBB	–

Payout Ratio

In 2007, we paid out 53 percent (53 percent in 2006; 259 percent in 2005) of our per share earnings in dividends. The payout ratio in 2005 was impacted by a $1.84 per diluted share charge resulting from our assignment of the Kendall County power purchase agreement to Constellation Energy Commodities in April 2005. (See Note 10.)

On January 24, 2008, our Board of Directors increased the dividend on ALLETE common stock by 5 percent, declaring a dividend of $0.43 per share payable on March 1, 2008, to shareholders of record at the close of business on February 15, 2008.

Capital Requirements

Continuing Operations. ALLETE's projected capital expenditures for the years 2008 through 2012 are presented in the table below. In addition to non-regulated energy and real estate estimated capital expenditures (other), the table includes the estimated amount of capital expenditures related to the regulated utility for which we anticipate receiving current cost recovery. Actual capital expenditures may vary from the estimates due to changes in forecasted plant maintenance, regulatory decisions or approvals, future environmental requirements and base load growth. A significant portion of the environmental capital expenditures and current cost recovery reflected in 2008 include expenditures for the Boswell Unit 3 emission reduction and AREA Plan projects. (See Item 1 - AREA and Boswell Unit 3 Emission Reduction Plans.)

Capital Expenditures *(a)*	2008	2009	2010	2011	2012	Total
Regulated Utility Operations						
Base and Other	$121	$136	$173	$158	$151	$739
Current Cost Recovery *(b)*						
Environmental	130	68	12	–	23	233
Renewable	54	158	97	108	64	481
Transmission	11	17	15	20	15	78
Total Current Cost Recovery	195	243	124	128	102	792
Regulated Utility Capital Expenditures	316	379	297	286	253	1,531
Other *(c)*	7	1	5	4	4	21
Total Capital Expenditures	$323	$380	$302	$290	$257	$1,552

(a) Actual and expected results will vary with time, regulatory requirements and company direction.
(b) Estimated current capital expenditures recoverable outside of a rate case.
(c) Excludes capitalized improvements on our real estate development projects, which are included in inventory. (See Note 6.)

We intend to finance about one-half of this capital expenditure program from internally generated funds, about one-third with incremental debt and the remainder with additional equity.

Discontinued Operations. There were no capital additions for discontinued operations in 2007 (none in 2006; $4.5 million in 2005).

Environmental and Other Matters

As previously mentioned in our Critical Accounting Estimates section, our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. We are unable to predict the outcome of the issues discussed in Note 8. (See Item 1 – Environmental Matters.)

Market Risk

Securities Investments

Available-for-Sale Securities. At December 31, 2007, our available-for-sale securities portfolio consisted of securities in a grantor trust established to fund certain employee benefits included in Investments, and various auction rate bonds and variable rate demand notes included as Short-Term Investments. (See Note 6.)

Emerging Technology Portfolio. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. (See Note 6.)

Capital Requirements (Continued)
Interest Rate Risk

We are exposed to risks resulting from changes in interest rates as a result of our issuance of variable rate debt. We manage our interest rate risk by varying the issuance and maturity dates of our fixed rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. The table below presents the long-term debt obligations and the corresponding weighted average interest rate at December 31, 2007.

Interest Rate Sensitive Financial Instruments	Principal Cash Flow by Expected Maturity Date 2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Dollars in Millions								
Long-Term Debt								
Fixed Rate	$7.5	$2.5	$1.4	$1.4	$1.4	$330.9	$345.1	$333.2
Average Interest Rate – %	7.1	5.6	6.3	6.3	6.3	5.5	5.6	
Variable Rate	$4.3	$8.2	$3.6	–	$1.7	$59.8	$77.6	$77.7
Average Interest Rate – % *(a)*	7.3	3.5	3.5	–	3.9	3.5	3.7	

(a) Assumes rate in effect at December 31, 2007, remains constant through remaining term.

The interest rate on variable rate long-term debt is reset on a periodic basis reflecting current market conditions. Based on the variable rate debt outstanding at December 31, 2007, and assuming no other changes to our financial structure, an increase or decrease of 100 basis points in interest rates would impact the amount of pretax interest expense by $0.8 million. This amount was determined by considering the impact of a hypothetical 100 basis point change to the average variable interest rate on the variable rate debt held as of December 31, 2007.

Commodity Price Risk

Our regulated utility operations in Minnesota and Wisconsin incur costs for fuel (primarily coal), power and natural gas purchased for resale in our regulated service territories, and related transportation. Our regulated utilities' exposure to price risk for these commodities is significantly mitigated by the current ratemaking process and regulatory environment, which generally allows a fuel clause surcharge if costs are in excess of those in our last rate filing. Conversely, costs below those in our last rate filing result in a rate credit. We seek to prudently manage our customers' exposure to price risk by entering into contracts of various durations and terms for the purchase of coal and power (in Minnesota), power and natural gas (in Wisconsin), and related transportation costs.

Power Marketing

Our power marketing activities consist of (1) purchasing energy in the wholesale market for resale in our regulated service territories when retail energy requirements exceed generation output, and (2) selling excess available generation and purchased power.

From time to time, our utility operations may have excess generation that is temporarily not required by retail and municipal customers in our regulated service territory. We actively sell this generation to the wholesale market to optimize the value of our generating facilities. This generation is generally sold in the MISO market at market prices.

Approximately 200 MW of generation from our Taconite Harbor facility in northern Minnesota has been sold through various long-term capacity and energy contracts. Long-term, we have entered into two capacity and energy sales contracts totaling 175-MW (201-MW including a 15 percent reserve), which were effective May 1, 2005, and expire on April 30, 2010. Both contracts contain fixed monthly capacity charges and fixed minimum energy charges. One contract provides for an annual escalator to the energy charge based on increases in our cost of coal, subject to a small minimum annual escalation. The other contract provides that the energy charge will be the greater of a fixed minimum charge or an amount based on the variable production cost of a combined-cycle, natural gas unit. Our exposure in the event of a full or partial outage at our Taconite Harbor facility is significantly limited under both contracts. When the buyer is notified at least two months prior to an outage, there is no exposure. Outages with less than two months' notice are subject to an annual duration limitation typical of this type of contract. We also have a 50-MW capacity and energy sales contract that extends through April 2008, with formula pricing based on variable production cost of a combustion-turbine, natural gas unit.

New Accounting Standards

New accounting standards are discussed in Note 2.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7 Management's Discussion and Analysis of Results of Operations and Financial Condition – Market Risk for information related to quantitative and qualitative disclosure about market risk.

Item 8. Financial Statements and Supplementary Data

See our consolidated financial statements as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and supplementary data, also included, which are indexed in Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of ALLETE's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")). Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

Severance Pay Plan

On February 13, 2008, the Board of Directors approved the ALLETE and Affiliated Companies Change in Control Severance Plan, (the Plan) which provides certain key employees with severance benefits in connection with a change in control of ALLETE. The purpose of the Plan is to enable and encourage the continued dedication and objectivity of members of the Company's management. The Plan will allow the affected individuals to focus their attention on obtaining the best possible transaction and to make an independent evaluation of all possible transactions without being diverted by concerns regarding the impact various transactions may have on the security of their jobs and benefits. A change in control generally includes: (i) acquisition by any person, entity or group acting together of more than 50 percent of the total fair market value or total voting power of the Company's common stock, (ii) acquisition in any twelve month period of 40 percent or more of the Company's assets by any person, entity or group acting together, (iii) acquisition in any twelve month period by any person, entity or group acting together of 30 percent or more of the securities entitled to vote in the election of Directors, or (iv) a majority of members of the Board of Directors is replaced during any twelve month period. All of our named executive officers and four of our senior managers were selected by the Executive Compensation Committee of the Board of Directors to participate in the Plan.

A participant in the Plan is entitled to receive specified benefits in the event of certain involuntary terminations of employment (including terminations by the employee following specified changes in duties, benefits, etc., that are treated as involuntary terminations) occurring during the period that begins six months before and ends two years after a change in control. Under the Plan, Mr. Shippar, Mr. Schober, Ms. Welty, and Ms. Amberg would be entitled to receive a benefit of 2.5 times their annual compensation. Annual compensation includes base salary, and an amount representing a "target" award under the Annual Incentive Plan and the Results Sharing program, and certain retirement and welfare benefit make up costs. Ms. Holquist and four other members of senior management would receive 1.5 times their annual compensation. Participants are also entitled to receive outplacement benefits up to a value of $25,000. Payments to participants are to be paid in a lump sum generally within 30 days of termination. As a condition of receiving said payment, participants will be required to sign a waiver of potential claims against the Company, and agree to restrictions on recruiting employees, competing with the Company, and confidentiality. If the total payments to any individual would trigger an excise tax under the Internal Revenue Code Section 4999, payments will be reduced to an amount that would result in no portion of such payment being subject to the excise tax, unless the payment would have to be reduced to an amount less than 85 percent of the amount the participant would otherwise have received, absent the imposition of the excise tax. If payments to a participant would need to be reduced to an amount that is less than 85 percent of the amount the participant would otherwise have received, total payments would not be reduced and the participant would instead receive an additional gross-up payment that would provide the participant with the same net after-tax payment the participant would have received if the excise tax had not applied to any of the payments.

The summary description of the Plan set forth above does not purport to be complete and is qualified in its entirety by the ALLETE and Affiliated Companies Change in Control Severance Plan which is filed as Exhibit 10(q).

The ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (SERP) was also amended on February 13, 2008 to provide that in the event of certain involuntary terminations of employment (including terminations by the employee following specified changes in duties, benefits, etc., that are treated as involuntary terminations) occurring during the period that begins six months before and ends two years after a change in control, as such term is defined in the SERP, a participant in SERP will receive vested amounts in the participant's deferral account and retirement benefits, if any, in a single lump sum.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Unless otherwise stated, the information required for this Item is incorporated by reference herein from our Proxy Statement for the 2008 Annual Meeting of Shareholders (2008 Proxy Statement) under the following headings:

- **Directors.** The information regarding directors will be included in the "Election of Directors" section;
- **Audit Committee Financial Expert.** The information regarding the Audit Committee financial expert will be included in the "Audit Committee Report" section;
- **Audit Committee Members.** The identity of the Audit Committee members is included in the "Audit Committee Report" section;
- **Executive Officers.** The information regarding executive officers is included in Part I of this Form 10-K; and
- **Section 16(a) Compliance.** The information regarding Section 16(a) compliance will be included in the "Section 16(a) Beneficial Ownership Reporting Compliance" section.

Our 2008 Proxy Statement will be filed with the SEC within 120 days after the end of our 2007 fiscal year.

Code of Ethics. We have adopted a written Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and controller. A copy of our Code of Ethics is available on our Website at www.allete.com and print copies are available without charge upon request to ALLETE, Inc., Attention: Secretary, 30 West Superior St. Duluth, Minnesota 55802. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our Website at www.allete.com promptly following the date of such amendment or waiver.

Corporate Governance. The following documents are available on our Website at www.allete.com and print copies are available upon request:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Executive Compensation Committee Charter; and
- Corporate Governance and Nominating Committee Charter.

Any amendment to these documents will be disclosed on our Website at www.allete.com promptly following the date of such amendment.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference herein from the "Compensation of Executive Officers," the "Compensation Discussion and Analysis", the "Executive Compensation Committee Report" and the "Director Compensation – 2007" sections in our 2008 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required for this Item is incorporated by reference herein from the "Security Ownership of Certain Beneficial Owners," the "Security Ownership of Management" and the "Equity Compensation Plan Information" sections in our 2008 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference herein from the "Corporate Governance" section in our 2008 Proxy Statement.

We have adopted a Related Person Transaction Policy which is available on our Website at www.allete.com. Print copies are available, free of charge, upon request. Any amendment to this policy will be disclosed on our Website at www.allete.com promptly following the date of such amendment.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference herein from the "Audit Committee Report" section in our 2008 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Certain Documents Filed as Part of this Form 10-K.

(1) Financial Statements

(2) Financial Statement Schedules

All other schedules have been omitted either because the information is not required to be reported by ALLETE or because the information is included in the consolidated financial statements or the notes.

(3) Exhibits including those incorporated by reference.

Exhibit Number

*3(a)1 - Articles of Incorporation, amended and restated as of May 8, 2001 (filed as Exhibit 3(b) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(a)2 - Amendment to Articles of Incorporation, effective 12:00 p.m. Eastern Time on September 20, 2004 (filed as Exhibit 3 to the September 21, 2004, Form 8-K, File No. 1-3548).

*3(a)3 - Amendment to Certificate of Assumed Name, filed with the Minnesota Secretary of State on May 8, 2001 (filed as Exhibit 3(a) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(b) - Bylaws, as amended effective August 24, 2004 (filed as Exhibit 3 to the August 25, 2004, Form 8-K, File No. 1-3548).

*4(a)1 - Mortgage and Deed of Trust, dated as of September 1, 1945, between Minnesota Power & Light Company (now ALLETE) and The Bank of New York (formerly Irving Trust Company) and Douglas J. MacInnes (successor to Richard H. West), Trustees (filed as Exhibit 7(c), File No. 2-5865).

*4(a)2 - Supplemental Indentures to ALLETE's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1949	2-7826	7(b)
Second	July 1, 1951	2-9036	7(c)
Third	March 1, 1957	2-13075	2(c)
Fourth	January 1, 1968	2-27794	2(c)
Fifth	April 1, 1971	2-39537	2(c)
Sixth	August 1, 1975	2-54116	2(c)
Seventh	September 1, 1976	2-57014	2(c)
Eighth	September 1, 1977	2-59690	2(c)
Ninth	April 1, 1978	2-60866	2(c)
Tenth	August 1, 1978	2-62852	2(d)2
Eleventh	December 1, 1982	2-56649	4(a)3
Twelfth	April 1, 1987	33-30224	4(a)3
Thirteenth	March 1, 1992	33-47438	4(b)
Fourteenth	June 1, 1992	33-55240	4(b)
Fifteenth	July 1, 1992	33-55240	4(c)
Sixteenth	July 1, 1992	33-55240	4(d)
Seventeenth	February 1, 1993	33-50143	4(b)
Eighteenth	July 1, 1993	33-50143	4(c)
Nineteenth	February 1, 1997	1-3548 (1996 Form 10-K)	4(a)3
Twentieth	November 1, 1997	1-3548 (1997 Form 10-K)	4(a)3
Twenty-first	October 1, 2000	333-54330	4(c)3
Twenty-second	July 1, 2003	1-3548 (June 30, 2003 Form 10-Q)	4
Twenty-third	August 1, 2004	1-3548 (Sept. 30, 2004 Form 10-Q)	4(a)
Twenty-fourth	March 1, 2005	1-3548 (March 31, 2005 Form 10-Q)	4
Twenty-fifth	December 1, 2005	1-3548 (March 31, 2006 Form 10-Q)	4
Twenty-sixth	October 1, 2006	1-3548 (2006 Form 10-K)	4

Exhibit Number

4(a)3 - Twenty-Seventh Supplemental Indenture, dated as of February 1, 2008, between ALLETE and The Bank of New York and Douglas J. MacInnes, as Trustees.

*4(b)1 - Indenture of Trust, dated as of August 1, 2004, between the City of Cohasset, Minnesota and U.S. Bank National Association, as Trustee relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(b) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(b)2 - Loan Agreement, dated as of August 1, 2004, between the City of Cohasset, Minnesota and ALLETE relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(c) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(c)1 - Mortgage and Deed of Trust, dated as of March 1, 1943, between Superior Water, Light and Power Company and Chemical Bank & Trust Company and Howard B. Smith, as Trustees, both succeeded by U.S. Bank Trust N.A., as Trustee (filed as Exhibit 7(c), File No. 2-8668).

*4(c)2 - Supplemental Indentures to Superior Water, Light and Power Company's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1951	2-59690	2(d)(1)
Second	March 1, 1962	2-27794	2(d)1
Third	July 1, 1976	2-57478	2(e)1
Fourth	March 1, 1985	2-78641	4(b)
Fifth	December 1, 1992	1-3548 (1992 Form 10-K)	4(b)1
Sixth	March 24, 1994	1-3548 (1996 Form 10-K)	4(b)1
Seventh	November 1, 1994	1-3548 (1996 Form 10-K)	4(b)2
Eighth	January 1, 1997	1-3548 (1996 Form 10-K)	4(b)3

4(c)3 - Ninth Supplemental Indenture, dated as of October 1, 2007, between Superior Water, Light and Power Company and U.S. Bank National Association, as Trustees.

4(c)4 - Tenth Supplemental Indenture, dated as of October 1, 2007, between Superior Water, Light and Power Company and U.S. Bank National Association, as Trustees.

*4(d) - Amended and Restated Rights Agreement, dated as of July 12, 2006, between ALLETE and the Corporate Secretary of ALLETE, as Rights Agent (filed as Exhibit 4 to the July 14, 2006, Form 8-K, File No. 1-3548).

*10(a) - Power Purchase and Sale Agreement, dated as of May 29, 1998, between Minnesota Power, Inc. (now ALLETE) and Square Butte Electric Cooperative (filed as Exhibit 10 to the June 30, 1998, Form 10-Q, File No. 1-3548).

*10(c) - Master Agreement (without Appendices and Exhibits), dated December 28, 2004, by and between Rainy River Energy Corporation and Constellation Energy Commodities Group, Inc. (filed as Exhibit 10(c) to the 2004 Form 10-K, File No. 1-3548).

*10(d)1 - Fourth Amended and Restated Committed Facility Letter (without Exhibits), dated January 11, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent (filed as Exhibit 10 to the January 17, 2006, Form 8-K, File No. 1-3548).

*10(d)2 - First Amendment to Fourth Amended and Restated Committed Facility Letter dated June 19, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent (filed as Exhibit 10(a) to the June 30, 2006, Form 10-Q, File No. 1-3548).

10(d)3 - Second Amendment to Fourth Amended and Restated Committed Facility Letter dated December 14, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent.

*10(e)1 - Financing Agreement between Collier County Industrial Development Authority and ALLETE dated as of July 1, 2006 (filed as Exhibit 10(b)1 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(e)2 - Letter of Credit Agreement, dated as of July 5, 2006, among ALLETE, the Participating Banks and Wells Fargo Bank, National Association, as Administrative Agent and Issuing Bank (filed as Exhibit 10(b)2 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(g) - Agreement (without Exhibit) dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC (filed as Exhibit 10 to the December 21, 2005 Form 8-K, File No. 1-3548).

+*10(h)1 - Minnesota Power (now ALLETE) Executive Annual Incentive Plan, as amended, effective January 1, 1999 with amendments through January 2003 (filed as Exhibit 10 to the September 30, 2003, Form 10-Q, File No. 1-3548).

+*10(h)2 - November 2003 Amendment to the ALLETE Executive Annual Incentive Plan (filed as Exhibit 10(t)2 to the 2003 Form 10-K, File No. 1-3548).

+*10(h)3 - July 2004 Amendment to the ALLETE Executive Annual Incentive Plan (filed as Exhibit 10(a) to the June 30, 2004, Form 10-Q, File No. 1-3548).

Exhibit Number		
+10(h)4	-	January 2007 Amendment to the ALLETE Executive Annual Incentive Plan.
+*10(h)5	-	Form of ALLETE Executive Annual Incentive Plan 2006 Award – President of ALLETE Properties (filed as Exhibit 10(b) to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(h)6	-	Form of ALLETE Executive Annual Incentive Plan 2006 Award (filed as Exhibit 10 to the February 17, 2006, Form 8-K, File No. 1-3548).
+10(h)7	-	Form of ALLETE Executive Annual Incentive Plan Awards Effective 2007.
+*10(i)1	-	ALLETE and Affiliated Companies Supplemental Executive Retirement Plan, as amended and restated, effective January 1, 2004 (filed as Exhibit 10(u) to the 2003 Form 10-K, File No. 1-3548).
+*10(i)2	-	January 2005 Amendment to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (filed as Exhibit 10(b) to the March 31, 2005, Form 10-Q, File No. 1-3548).
+*10(i)3	-	August 2006 Amendments to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan (filed as Exhibit 10(a) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+10(i)4	-	December 2006 Amendments to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan.
+*10(j)1	-	Minnesota Power and Affiliated Companies Executive Investment Plan I, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(c) to the 1988 Form 10-K, File No. 1-3548).
+*10(j)2	-	Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(v)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(j)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(j)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(k)1	-	Minnesota Power and Affiliated Companies Executive Investment Plan II, as amended and restated, effective November 1, 1988 (filed as Exhibit 10(d) to the 1988 Form 10-K, File No. 1-3548).
+*10(k)2	-	Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(w)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(k)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(k)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(l)	-	Deferred Compensation Trust Agreement, as amended and restated, effective January 1, 1989 (filed as Exhibit 10(f) to the 1988 Form 10-K, File No. 1-3548).
+*10(m)1	-	ALLETE Executive Long-Term Incentive Compensation Plan as amended and restated effective January 1, 2006 (filed as Exhibit 10 to the May 16, 2005, Form 8-K, File No. 1-3548).
+*10(m)2	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Nonqualified Stock Option Grant (filed as Exhibit 10(a)1 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)3	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Performance Share Grant (filed as Exhibit 10(a)2 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)4	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Long-Term Cash Incentive Award – President of ALLETE Properties (filed as Exhibit 10(a)3 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)5	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Stock Grant – President of ALLETE Properties (filed as Exhibit 10(a)4 to the January 30, 2006, Form 8-K, File No. 1-3548).
+10(m)6	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Nonqualified Stock Option Grant Effective 2007.
+10(m)7	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2007.
+10(m)8	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Long-Term Cash Incentive Award Effective 2007.
+10(m)9	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Stock Grant Effective 2007.
+10(m)10	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2008.
+*10(n)1	-	Minnesota Power (now ALLETE) Director Stock Plan, effective January 1, 1995 (filed as Exhibit 10 to the March 31, 1995 Form 10-Q, File No. 1-3548).

Exhibit Number

+*10(n)2	-	Amendments through December 2003 to the Minnesota Power (now ALLETE) Director Stock Plan (filed as Exhibit 10(z)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(n)3	-	July 2004 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(e) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+10(n)4	-	January 2007 Amendment to the ALLETE Director Stock Plan.
+*10(n)5	-	ALLETE Director Compensation Summary Effective May 1, 2005 (filed as Exhibit 10 to the June 30, 2005, Form 10-Q, File No. 1-3548).
+10(n)6	-	ALLETE Non-Management Director Compensation Summary Effective February 15, 2007.
+*10(o)1	-	Minnesota Power (now ALLETE) Director Compensation Deferral Plan Amended and Restated, effective January 1, 1990 (filed as Exhibit 10(ac) to the 2002 Form 10-K, File No. 1-3548).
+*10(o)2	-	October 2003 Amendment to the Minnesota Power (now ALLETE) Director Compensation Deferral Plan (filed as Exhibit 10(aa)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(o)3	-	January 2005 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(c) to the March 31, 2005, Form 10-Q, File No. 1-3548).
+*10(o)4	-	August 2006 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(d) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(p)	-	ALLETE Director Compensation Trust Agreement, effective October 11, 2004 (filed as Exhibit 10(a) to the September 30, 2004, Form 10-Q, File No. 1-3548).
+10(q)	-	ALLETE Change of Control Severance Pay Plan Effective February 13, 2008.
12	-	Computation of Ratios of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23(a)	-	Consent of Independent Registered Public Accounting Firm.
23(b)	-	Consent of General Counsel.
31(a)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	-	ALLETE News Release dated February 15, 2008, announcing earnings for the year ended December 31, 2007. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

SWL&P is a party to other long-term debt instruments, $6,370,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Refunding Bonds Series 2007A and $6,130,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Bonds Series 2007B, that, pursuant to Regulation S-K, Item 601(b)(4)(iii), are not filed as exhibits since the total amount of debt authorized under each of these omitted instruments does not exceed 10 percent of our total consolidated assets. We will furnish copies of these instruments to the SEC upon its request.

We are a party to another long-term debt instrument, $38,995,000 of City of Cohasset, Minnesota, Variable Rate Demand Revenue Refunding Bonds (ALLETE, formerly Minnesota Power & Light Company, Project) Series 1997A, Series 1997B, Series 1997C and Series 1997D that, pursuant to Regulation S-K, Item 601(b)(4)(iii), is not filed as an exhibit since the total amount of debt authorized under this omitted instrument does not exceed 10 percent of our total consolidated assets. We will furnish copies of this instrument to the SEC upon its request.

---

* *Incorporated herein by reference as indicated.*

\+ *Management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(c) of Form 10-K.*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLETE, Inc.

Dated: February 15, 2008

By /s/ Donald J. Shippar
Donald J. Shippar
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald J. Shippar Donald J. Shippar	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	February 15, 2008
/s/ Mark A. Schober Mark A. Schober	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 15, 2008
/s/ Steven Q. DeVinck Steven Q. DeVinck	Controller (Principal Accounting Officer)	February 15, 2008
/s/ Kathleen A. Brekken Kathleen A. Brekken	Director	February 15, 2008
/s/ Heidi J. Eddins Heidi J. Eddins	Director	February 15, 2008
/s/ Sidney W. Emery, Jr Sidney W. Emery, Jr	Director	February 15, 2008
/s/ James J. Hoolihan James J. Hoolihan	Director	February 15, 2008
/s/ Madeleine W. Ludlow Madeleine W. Ludlow	Director	February 15, 2008
/s/ George L. Mayer George L. Mayer	Director	February 15, 2008
/s/ Douglas C. Neve Douglas C. Neve	Director	February 15, 2008
/s/ Roger D. Peirce Roger D. Peirce	Director	February 15, 2008
/s/ Jack I. Rajala Jack I. Rajala	Director	February 15, 2008
/s/ Bruce W. Stender Bruce W. Stender	Director	February 15, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ALLETE, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of ALLETE, Inc. and its subsidiaries (the Company) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12 to the consolidated financial statements, in 2007, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." As discussed in Note 15 to the consolidated financial statements, in 2006 the Company adopted SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans." As discussed in Note 16 to the consolidated financial statements, in 2006 the Company changed the manner in which it accounts for share-based compensation.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 11, 2008

Consolidated Financial Statements

ALLETE Consolidated Balance Sheet

December 31 Millions	2007	2006
Assets		
Current Assets		
Cash and Cash Equivalents	$23.3	$44.8
Short-Term Investments	23.1	104.5
Accounts Receivable (Less Allowance of $1.0 and $1.1)	79.5	70.9
Inventories	49.5	43.4
Prepayments and Other	39.1	23.8
Deferred Income Taxes	–	0.3
Total Current Assets	214.5	287.7
Property, Plant and Equipment – Net	1,104.5	921.6
Investments	213.8	189.1
Other Assets	111.4	135.0
Total Assets	$1,644.2	$1,533.4
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$72.7	$53.5
Accrued Taxes	14.8	23.3
Accrued Interest	7.8	8.6
Long-Term Debt Due Within One Year	11.8	29.7
Deferred Profit on Sales of Real Estate	2.7	4.1
Other	27.3	24.3
Total Current Liabilities	137.1	143.5
Long-Term Debt	410.9	359.8
Deferred Income Taxes	144.2	130.8
Other Liabilities	200.1	226.1
Minority Interest	9.3	7.4
Total Liabilities	901.6	867.6
Commitments and Contingencies		
Shareholders' Equity		
Common Stock Without Par Value, 43.3 Shares Authorized 30.8 and 30.4 Shares Outstanding	461.2	438.7
Unearned ESOP Shares	(64.5)	(71.9)
Accumulated Other Comprehensive Loss	(4.5)	(8.8)
Retained Earnings	350.4	307.8
Total Shareholders' Equity	742.6	665.8
Total Liabilities and Shareholders' Equity	$1,644.2	$1,533.4

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Income For the Year Ended December 31	2007	2006	2005
Millions Except Per Share Amounts			
Operating Revenue	$841.7	$767.1	$737.4
Operating Expenses			
Fuel and Purchased Power	347.6	281.7	273.1
Operating and Maintenance	311.9	296.0	293.5
Kendall County Charge	–	–	77.9
Depreciation	48.5	48.7	47.8
Total Operating Expenses	708.0	626.4	692.3
Operating Income from Continuing Operations	133.7	140.7	45.1
Other Income (Expense)			
Interest Expense	(24.6)	(27.4)	(26.4)
Equity Earnings in ATC	12.6	3.0	–
Other	15.5	11.9	1.1
Total Other Income (Expense)	3.5	(12.5)	(25.3)
Income from Continuing Operations Before Minority Interest and Income Taxes	137.2	128.2	19.8
Income Tax Expense (Benefit)	47.7	46.3	(0.5)
Minority Interest	1.9	4.6	2.7
Income from Continuing Operations	87.6	77.3	17.6
Loss from Discontinued Operations – Net of Tax	–	(0.9)	(4.3)
Net Income	$87.6	$76.4	$13.3
Average Shares of Common Stock			
Basic	28.3	27.8	27.3
Diluted	28.4	27.9	27.4
Basic Earnings (Loss) Per Share of Common Stock			
Continuing Operations	$3.09	$2.78	$0.65
Discontinued Operations	–	(0.03)	(0.16)
	$3.09	$2.75	$0.49
Diluted Earnings (Loss) Per Share of Common Stock			
Continuing Operations	$3.08	$2.77	$0.64
Discontinued Operations	–	(0.03)	(0.16)
	$3.08	$2.74	$0.48
Dividends Per Share of Common Stock	$1.640	$1.450	$1.245

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Cash Flows

For the Year Ended December 31 Millions	2007	2006	2005
Operating Activities			
Net Income	$87.6	$76.4	$13.3
Loss from Discontinued Operations	–	0.9	4.3
AFUDC - Equity	(3.8)	–	–
Income from Equity Investments, Net of Dividends	(2.7)	(1.8)	–
Gain on Sale of Assets	(2.2)	–	–
Loss on Impairment of Investments	0.3	–	5.1
Depreciation	48.5	48.7	47.8
Deferred Income Taxes (Benefit)	14.0	27.8	(34.2)
Minority Interest	1.9	4.6	2.7
Stock Compensation Expense	2.0	1.8	1.5
Bad Debt Expense	1.0	0.7	1.1
Changes in Operating Assets and Liabilities			
Accounts Receivable	(6.6)	7.5	(1.4)
Inventories	(6.1)	(10.3)	(1.3)
Prepayments and Other	(11.7)	(2.3)	(2.5)
Accounts Payable	9.4	5.1	4.9
Other Current Liabilities	(10.0)	0.2	5.8
Other Assets	0.8	(4.3)	8.2
Other Liabilities	0.7	1.0	(4.1)
Net Operating Activities from (for) Discontinued Operations	–	(13.5)	2.3
Cash from Operating Activities	123.1	142.5	53.5
Investing Activities			
Proceeds from Sale of Available-For-Sale Securities	449.7	608.8	376.0
Payments for Purchase of Available-For-Sale Securities	(368.3)	(596.4)	(343.7)
Changes to Investments	(19.6)	(52.0)	(1.1)
Additions to Property, Plant and Equipment	(210.2)	(102.3)	(58.6)
Proceeds from Sale of Assets	1.5	–	–
Other	(7.2)	(15.0)	0.6
Net Investing Activities from Discontinued Operations	–	2.2	30.7
Cash from (for) Investing Activities	(154.1)	(154.7)	3.9
Financing Activities			
Issuance of Common Stock	20.6	15.8	21.0
Issuance of Long-Term Debt	123.9	77.8	35.0
Reductions of Long-Term Debt	(90.7)	(78.9)	(35.7)
Dividends on Common Stock and Distributions to Minority Shareholders	(44.3)	(43.9)	(36.7)
Net Increase (Decrease) in Book Overdrafts	–	(3.4)	3.4
Net Financing Activities for Discontinued Operations	–	–	(0.9)
Cash from (for) Financing Activities	9.5	(32.6)	(13.9)
Change in Cash and Cash Equivalents	(21.5)	(44.8)	43.5
Cash and Cash Equivalents at Beginning of Period	44.8	89.6	46.1
Cash and Cash Equivalents at End of Period	$23.3	$44.8	$89.6

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Shareholders' Equity

Millions	Total Shareholders' Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Common Stock
Balance at December 31, 2004	$630.5	$293.2	$(11.4)	$(51.4)	$400.1
Comprehensive Income					
Net Income	13.3	13.3			
Other Comprehensive Income – Net of Tax					
Unrealized Gains on Securities – Net	0.6		0.6		
Additional Pension Liability	(2.0)		(2.0)		
Total Comprehensive Income	11.9				
Common Stock Issued – Net	21.0				21.0
Dividends Declared	(34.4)	(34.4)			
Purchase of ALLETE Shares by ESOP	(30.3)			(30.3)	
ESOP Shares Earned	4.1			4.1	
Balance at December 31, 2005	602.8	272.1	(12.8)	(77.6)	421.1
Comprehensive Income					
Net Income	76.4	76.4			
Other Comprehensive Income – Net of Tax					
Unrealized Gains on Securities – Net	1.9		1.9		
Additional Pension Liability	6.4		6.4		
Total Comprehensive Income	84.7				
Adjustment to initially apply SFAS 158 – Net of Tax	(4.3)		(4.3)		
Common Stock Issued – Net	17.6				17.6
Dividends Declared	(40.7)	(40.7)			
ESOP Shares Earned	5.7			5.7	
Balance at December 31, 2006	665.8	307.8	(8.8)	(71.9)	438.7
Comprehensive Income					
Net Income	87.6	87.6			
Other Comprehensive Income – Net of Tax					
Unrealized Gains on Securities – Net	1.1		1.1		
Defined Benefit Pension and Other Postretirement Plans	3.2		3.2		
Total Comprehensive Income	91.9				
Adjustment to initially apply FIN 48	(0.7)	(0.7)			
Common Stock Issued – Net	22.5				22.5
Dividends Declared	(44.3)	(44.3)			
ESOP Shares Earned	7.4			7.4	
Balance at December 31, 2007	$742.6	$350.4	$(4.5)	$(64.5)	$461.2

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. Business Segments

Presented below are the operating results and other financial information related to our reporting segments. For a description of our reporting segments, see Note 2.

Financial results by segment for the periods presented were impacted by the integration of our Taconite Harbor facility into the Regulated Utility segment, effective January 1, 2006. We have operated the Taconite Harbor facility as a rate-based asset within the Minnesota retail jurisdiction since January 1, 2006. Prior to January 1, 2006, we operated our Taconite Harbor facility as nonregulated generation (non-rate base generation sold at market-based rates primarily to the wholesale market). Historical financial results of Taconite Harbor for periods prior to the 2006 redirection are included in our Nonregulated Energy Operations segment.

		Energy				
	Consolidated	Regulated Utility	Nonregulated Energy Operations	Investment In ATC	Real Estate	Other
Millions						
2007						
Operating Revenue	$841.7	$723.8	$67.0	–	$50.5	$0.4
Fuel and Purchased Power	347.6	347.6	–	–	–	–
Operating and Maintenance	311.9	229.3	61.2	–	20.1	1.3
Depreciation Expense	48.5	43.8	4.5	–	0.1	0.1
Operating Income (Loss) from Continuing Operations	133.7	103.1	1.3	–	30.3	(1.0)
Interest Expense	(24.6)	(21.0)	(2.0)	–	(0.5)	(1.1)
Equity Earnings in ATC	12.6	–	–	$12.6	–	–
Other Income	15.5	4.1	3.9	–	1.4	6.1
Income from Continuing Operations Before Minority Interest and Income Taxes	137.2	86.2	3.2	12.6	31.2	4.0
Income Tax Expense (Benefit)	47.7	31.3	(0.3)	5.1	11.6	–
Minority Interest	1.9	–	–	–	1.9	–
Income from Continuing Operations	87.6	$54.9	$3.5	$7.5	$17.7	$4.0
Loss from Discontinued Operations – Net of Tax	–					
Net Income	$87.6					
Total Assets	$1,644.2	$1,330.9	$84.2	$65.7	$91.3	$72.1
Capital Additions	$223.9	$220.6	$3.3	–	–	–

Note 1. Business Segments (Continued)

Millions	Consolidated	Energy: Regulated Utility	Energy: Nonregulated Energy Operations	Energy: Investment in ATC	Real Estate	Other
2006						
Operating Revenue	$767.1	$639.2	$65.0	–	$62.6	$0.3
Fuel and Purchased Power	281.7	281.7	–	–	–	–
Operating and Maintenance	296.0	217.9	57.1	–	19.5	1.5
Depreciation Expense	48.7	44.2	4.3	–	0.1	0.1
Operating Income (Loss) from Continuing Operations	140.7	95.4	3.6	–	43.0	(1.3)
Interest Expense	(27.4)	(20.2)	(3.3)	–	–	(3.9)
Equity Earnings in ATC	3.0	–	–	$3.0	–	–
Other Income	11.9	0.9	2.2	–	1.3	7.5
Income from Continuing Operations Before Minority Interest and Income Taxes	128.2	76.1	2.5	3.0	44.3	2.3
Income Tax Expense (Benefit)	46.3	29.3	(1.2)	1.1	16.9	0.2
Minority Interest	4.6	–	–	–	4.6	–
Income from Continuing Operations	77.3	$46.8	$3.7	$1.9	$22.8	$2.1
Loss from Discontinued Operations – Net of Tax	(0.9)					
Net Income	$76.4					
Total Assets	$1,533.4	$1,143.3	$81.3	$53.7	$89.8	$165.3
Capital Additions	$109.4	$107.5	$1.9	–	–	–
2005						
Operating Revenue	$737.4	$575.6	$113.9	–	$47.5	$0.4
Fuel and Purchased Power	273.1	243.7	29.4	–	–	–
Operating and Maintenance	293.5	202.9	71.2	–	16.6	2.8
Kendall County Charge	77.9	–	77.9	–	–	–
Depreciation Expense	47.8	39.4	8.1	–	0.1	0.2
Operating Income (Loss) from Continuing Operations	45.1	89.6	(72.7)	–	30.8	(2.6)
Interest Expense	(26.4)	(17.4)	(6.6)	–	(0.1)	(2.3)
Other Income (Expense)	1.1	0.7	1.7	–	1.1	(2.4)
Income (Loss) from Continuing Operations Before Minority Interest and Income Taxes	19.8	72.9	(77.6)	–	31.8	(7.3)
Income Tax Expense (Benefit)	(0.5)	27.2	(29.1)	–	11.6	(10.2)
Minority Interest	2.7	–	–	–	2.7	–
Income (Loss) from Continuing Operations	17.6	$45.7	$(48.5)	–	$17.5	$2.9
Loss from Discontinued Operations – Net of Tax	(4.3)					
Net Income	$13.3					
Total Assets	$1,398.8 *(a)*	$909.5	$185.2	–	$73.7	$227.8
Capital Additions	$63.1 *(a)*	$46.5	$12.1	–	–	–

(a) Discontinued Operations represented $2.6 million of total assets in 2005 and $4.5 million of capital additions in 2005.

Note 2. Operations and Significant Accounting Policies

Financial Statement Preparation. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make informed judgments, best estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Principles of Consolidation. Our consolidated financial statements include the accounts of ALLETE and all of our majority-owned subsidiary companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments. Our Regulated Utility, Nonregulated Energy Operations, Real Estate, Investment in ATC and Other segments were determined in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Segmentation is based on the manner in which we operate, assess, and allocate resources to the business. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment. Discontinued Operations includes our telecommunications business, which we sold in December 2005, and our Water Services businesses, the majority of which were sold in 2003 (See Note 13.)

Regulated Utility includes retail and wholesale rate-regulated electric, natural gas and water services in northeastern Minnesota and northwestern Wisconsin. Minnesota Power provides regulated utility electric service to 141,000 retail customers in northeastern Minnesota. SWL&P, a wholly-owned subsidiary, provides regulated utility electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Approximately 39 percent of regulated utility electric revenue is from Large Power Customers (34 percent of consolidated revenue). Large Power Customers consist of five taconite producers, four paper and pulp mills, two pipeline companies and one manufacturer under all-requirements contracts with expiration dates extending from February 2009 through October 2014. Revenue of $100.6 million (12.0 percent of consolidated revenue) was received from one taconite producer in 2007 (11.6 percent in 2006; 11.3 percent in 2005). Regulated utility rates are under the jurisdiction of Minnesota and Wisconsin, and federal regulatory authorities. Billings are rendered on a cycle basis. Revenue is accrued for service provided but not billed. Regulated utility electric rates include adjustment clauses that: (1) bill or credit customers for fuel and purchased energy costs above or below the base levels in rate schedules; (2) bill retail customers for the recovery of conservation improvement program expenditures not collected in base rates; and (3) bill customers for the recovery of certain environmental expenditures. Fuel and purchased power expense is deferred to match the period in which the revenue for fuel and purchased power expense is collected from customers pursuant to the fuel adjustment clause.

Nonregulated Energy Operations includes our coal mining activities in North Dakota, approximately 50 MW of nonregulated generation and Minnesota land sales. BNI Coal, a wholly-owned subsidiary, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. In 2007, Square Butte supplied approximately 60 percent (273 MW) of its output to Minnesota Power under a long-term contract. (See Note 8.) Coal sales are recognized when delivered at the cost of production plus a specified profit per ton of coal delivered.

In 2005, Nonregulated Energy Operations included nonregulated generation (non-rate base generation sold at market-based rates to the wholesale market) from our Taconite Harbor facility in northern Minnesota and generation secured through the Kendall County power purchase agreement. To help meet forecasted base load energy requirements effective January 1, 2006, Taconite Harbor was integrated into our Regulated Utility, as approved by the MPUC. The Kendall County power purchase agreement was assigned to Constellation Energy Commodities in April 2005. (See Note 10.)

Investment in ATC includes our approximate 8 percent equity ownership interest in ATC, a Wisconsin-based public utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. (See Note 6.)

Note 2. Operations and Significant Accounting Policies (Continued)

Real Estate includes our Florida real estate operations. Our real estate operations include several wholly-owned subsidiaries and an 80 percent ownership in Lehigh Acquisition Corporation, which are consolidated in ALLETE's financial statements. Our Florida real estate companies are principally engaged in real estate acquisitions, development and sales.

Full profit recognition is recorded on sales upon closing, provided cash collections are at least 20 percent of the contract price and the other requirements of SFAS 66, "Accounting for Sales of Real Estate," are met. In certain cases, where there are obligations to perform significant development activities after the date of sale, we recognize profit on a percentage-of-completion basis in accordance with SFAS 66. Pursuant to this method of accounting, gross profit is recognized based upon the relationship of development costs incurred as of that date to the total estimated development costs of the parcels, including related amenities or common costs of the entire project. Revenue and cost of real estate sold in excess of the amount recognized based on the percentage-of-completion method is deferred and recognized as revenue and cost of real estate sold during the period in which the related development costs are incurred. Deferred revenue and cost of real estate sold are recorded net as Deferred Profit on Sales of Real Estate on our consolidated balance sheet. Certain contracts allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

In certain cases, we pay fees or construct improvements to mitigate offsite traffic impacts. In return, we receive traffic impact fee credits as a result of some of these expenditures. We recognize revenue from the sale of traffic impact fee credits when payment is received.

Land held for sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels and is included in Investments on our consolidated balance sheet. Real estate costs include the cost of land acquired, subsequent development costs and costs of improvements, capitalized development period interest, real estate taxes and payroll costs of certain employees devoted directly to the development effort. These real estate costs incurred are capitalized to the cost of real estate parcels based upon the relative sales value of parcels within each development project in accordance with SFAS 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." When real estate is sold, the cost of real estate sold includes the actual costs incurred and the estimate of future completion costs allocated to the real estate sold based upon the relative sales value method.

Whenever events or circumstances indicate that the carrying value of the real estate may not be recoverable, impairments would be recorded and the related assets would be adjusted to their estimated fair value, less costs to sell.

Other includes investments in emerging technologies, and earnings on cash and short-term investments. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. We account for our investment in venture capital funds under the equity method and account for our direct investments in privately-held companies under the cost method because of our ownership percentage. Short-term investments consist of auction rate bonds and variable rate demand notes, and are classified as available-for-sale securities. All income generated from these short-term investments is recorded as interest income. (See Note 6.)

Property, Plant and Equipment. Property, plant and equipment are recorded at original cost and are reported on the balance sheet net of accumulated depreciation. Expenditures for additions and significant replacements and improvements are capitalized; maintenance and repair costs are expensed as incurred. Expenditures for major plant overhauls are also accounted for using this same policy. Gains or losses on nonregulated property, plant and equipment are recognized when they are retired or otherwise disposed. When regulated utility property, plant and equipment are retired or otherwise disposed, no gain or loss is recognized, pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulations." Our Regulated Utility operations capitalize AFUDC, which includes both an interest and equity component. (See Note 3.)

Long-Lived Asset Impairments. We account for our long-lived assets at depreciated historical cost. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We conduct this assessment using SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Judgments and uncertainties affecting the application of accounting for asset impairment include economic conditions affecting market valuations, changes in our business strategy, and changes in our forecast of future operating cash flows and earnings. We would recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows. Management judgment is involved in both deciding if testing for recoverability is necessary and in estimating undiscounted future cash flows.

Note 2. Operations and Significant Accounting Policies (Continued)

Accounts Receivable. Accounts receivable are reported on the balance sheet net of an allowance for doubtful accounts. The allowance is based on our evaluation of the receivable portfolio under current conditions, overall portfolio quality, review of specific problems and such other factors that, in our judgment, deserve recognition in estimating losses.

Accounts Receivable December 31	2007	2006
Millions		
Trade Accounts Receivable		
Billed	$63.9	$58.5
Unbilled	16.6	13.5
Less: Allowance for Doubtful Accounts	1.0	1.1
Total Accounts Receivable – Net	$79.5	$70.9

Inventories. Inventories are stated at the lower of cost or market. Amounts removed from inventory are recorded on an average cost basis.

Inventories December 31	2007	2006
Millions		
Fuel	$22.1	$18.9
Materials and Supplies	27.4	24.5
Total Inventories	$49.5	$43.4

Unamortized Discount and Premium on Debt. Discount and premium on debt are deferred and amortized over the terms of the related debt instruments using the effective interest method.

Cash and Cash Equivalents. We consider all investments purchased with original maturities of three months or less to be cash equivalents.

Supplemental Statement of Cash Flow Information.

Consolidated Statement of Cash Flows Supplemental Disclosure For the Year Ended December 31	2007	2006	2005
Millions			
Cash Paid During the Period for			
Interest – Net of Amounts Capitalized	$26.3	$25.3	$24.6
Income Taxes	$34.2	$32.4 *(a)*	$27.1
Noncash Investing Activities			
Accounts Payable for Capital Additions to Property, Plant and Equipment	$9.8	$7.1	–
AFUDC - Equity	$3.8	–	–

(a) Net of a $24.3 million cash refund.

Available-for-Sale Securities. Available-for-sale securities are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax. Unrealized losses that are other than temporary are recognized in earnings. Our auction rate securities and variable rate demand notes, classified as available-for-sale securities, are recorded at cost because their cost approximates fair market value as they typically reset every 7 to 35 days. Despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities. We use the specific identification method as the basis for determining the cost of securities sold. Our policy is to review on a quarterly basis available-for-sale securities for other than temporary impairment by assessing such factors as the share price trends and the impact of overall market conditions.

Note 2. Operations and Significant Accounting Policies (Continued)

Accounting for Stock-Based Compensation. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, "Share-Based Payment," using the modified prospective transition method. Under this method, we recognize compensation expense for all share-based payments granted after January 1, 2006, and those granted prior to but not yet vested as of January 1, 2006. Under the fair value recognition provisions of SFAS 123R, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation expense for those shares expected to vest over the required service period of the award. Prior to our adoption of SFAS 123R, we accounted for share-based payments under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. (See Note 16.)

Prepayments and Other Current Assets December 31	2007	2006
Millions		
Deferred Fuel Adjustment Clause	$26.5	$15.1
Other	12.6	8.7
Total Prepayments and Other Current Assets	$39.1	$23.8

Other Assets December 31	2007	2006
Millions		
Deferred Regulatory Charges (See Note 5)		
Future Benefit Obligations Under Defined Benefit Pension and Other Postretirement Plans	$53.7	$86.1
Other Deferred Regulatory Charges	22.9	17.5
Total Deferred Regulatory Charges	76.6	103.6
Other	34.8	31.4
Total Other Assets	$111.4	$135.0

Other Liabilities December 31	2007	2006
Millions		
Future Benefit Obligation Under Defined Benefit Pension and Other Postretirement Plans	$71.6	$108.2
Deferred Regulatory Credits (See Note 5)	31.3	33.8
Asset Retirement Obligation (See Note 3)	36.5	27.2
Other	60.7	56.9
Total Other Liabilities	$200.1	$226.1

Environmental Liabilities. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to operating expense unless recoverable in rates from customers. (See Note 8.)

Income Taxes. We file a consolidated federal income tax return. We account for income taxes using the liability method as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income tax assets and liabilities are established for all temporary differences in the book and tax basis of assets and liabilities, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Due to the effects of regulation on Minnesota Power, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities. Investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property. Effective January 1, 2007, we adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." Under this provision we are required to recognize in our financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained, on audit, based solely on the technical merits of the position as of the reporting date. Only tax positions that meet the "more-likely-than-not' threshold may be recognized, and the term "more-likely-than-not" means more than 50 percent. (See Note 12.)

Excise Taxes. We collect excise taxes from our customers levied by government entities. These taxes are stated separately on the billing to the customer and recorded as a liability to be remitted to the government entity. We account for the collection and payment of these taxes on the net basis.

Note 2. Operations and Significant Accounting Policies (Continued)

New Accounting Standards. *SFAS 157.* In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It clarifies the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain measurements on earnings for the period. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is applied on a prospective basis. On February 6, 2008, the FASB announced it will issue a FASB Staff Position (FSP) to allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized at fair value on a nonrecurring basis. The FSP will also amend SFAS 157 to exclude SFAS 13, "Accounting for Leases," and its related interpretive accounting pronouncements. The FSP is expected to be issued in the near future. We have determined that the adoption of SFAS 157 will not have a material impact on our consolidated financial position, results of operations or cash flows.

SFAS 159. In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which is an elective, irrevocable election to measure eligible financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The election may only be applied at specified election dates and to instruments in their entirety rather than to portions of instruments. Upon initial election, the entity reports the difference between the instruments' carrying value and their fair value as a cumulative-effect adjustment to the opening balance of retained earnings. At each subsequent reporting date, an entity reports in earnings, unrealized gains and losses on items for which the fair value option has been elected. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is applied on a prospective basis. Early adoption of SFAS 159 is permitted provided the entity also elects to adopt the provisions of SFAS 157 as of the early adoption date selected for SFAS 159. We have elected not to adopt the provisions of SFAS 159 at this time.

SFAS 141R. In December 2007, the FASB issued SFAS 141(revised 2007), "Business Combinations," to increase the relevance, representational faithfulness, and comparability of the information a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R replaces SFAS 141, "Business Combinations" but, retains the fundamental requirements of SFAS 141 that the acquisition method of accounting be used and an acquirer be identified for all business combinations. SFAS 141R expands the definition of a business and of a business combination and establishes how the acquirer is to: (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and is to be applied prospectively. Early adoption is prohibited. SFAS 141R will impact ALLETE if we elect to enter into a business combination subsequent to December 31, 2008.

SFAS 160. In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," to improve the relevance, comparability, and transparency of the financial information a reporting entity provides in its consolidated financial statements. SFAS 160 amends ARB 51 to establish accounting and reporting standards for noncontrolling interests in subsidiaries and to make certain consolidation procedures consistent with the requirements of SFAS 141R. It defines a noncontrolling interest in a subsidiary as an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to include amounts attributable to the parent and the noncontrolling interest. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary which do not result in deconsolidation. SFAS 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. SFAS 160 shall be applied prospectively, with the exception of the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. We are currently evaluating the effect that the adoption of SFAS 160 will have on our consolidated financial position, results of operations and cash flows; however ALLETE Properties does have certain noncontrolling interests in consolidated subsidiaries. If SFAS 160 had been applied as of December 31, 2007, the $9.3 million reported as Minority Interest in the Liabilities section on our Consolidated Balance Sheet would have been reported as $9.3 million of Noncontrolling Interest in Subsidiaries in the Equity section of our Consolidated Balance Sheet.

Note 3. Property, Plant and Equipment

Property, Plant and Equipment December 31	2007	2006
Millions		
Regulated Utility	$1,683.0	$1,575.8
Construction Work in Progress	165.8	71.4
Accumulated Depreciation	(796.8)	(781.3)
Regulated Utility Plant – Net	1,052.0	865.9
Nonregulated Energy Operations	89.9	88.5
Construction Work in Progress	2.5	2.6
Accumulated Depreciation	(43.2)	(40.1)
Nonregulated Energy Operations Plant – Net	49.2	51.0
Other Plant – Net	3.3	4.7
Property, Plant and Equipment – Net	$1,104.5	$921.6

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. The MPUC and the PSCW have approved depreciation rates for our Regulated Utility plant.

Estimated Useful Lives of Property, Plant and Equipment

Regulated Utility –	Generation	4 to 29 years	Nonregulated Energy Operations	4 to 40 years
	Transmission	40 to 60 years	Other Plant	5 to 25 years
	Distribution	30 to 70 years		

Asset Retirement Obligations. Pursuant to SFAS 143, "Accounting for Asset Retirement Obligations," we recognize, at fair value, obligations associated with the retirement of tangible, long-lived assets that result from the acquisition, construction or development and/or normal operation of the asset. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. Asset retirement obligations relate primarily to the decommissioning of our utility steam generating facilities and land reclamation at BNI Coal, and are included in Other Liabilities on our consolidated balance sheet. Removal costs associated with certain distribution and transmission assets have not been recognized as these facilities have been determined to have indeterminate useful lives. Prior to the adoption of SFAS 143, utility decommissioning obligations were accrued through depreciation expense at depreciation rates approved by the MPUC. Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, removal costs have not been recognized because they are considered immaterial to our consolidated financial statements.

Asset Retirement Obligation	
Millions	
Obligation at December 31, 2005	$25.3
Accretion Expense	1.8
Additional Liabilities Incurred in 2006	0.1
Obligation at December 31, 2006	27.2
Accretion Expense	2.1
Additional Liabilities Incurred in 2007	7.2
Obligation at December 31, 2007	$36.5

Note 4. Jointly-Owned Electric Facility

We own 80 percent of the 536-MW Boswell Energy Center Unit 4 (Boswell Unit 4). While we operate the plant, certain decisions about the operations of Boswell Unit 4 are subject to the oversight of a committee on which we and Wisconsin Public Power, Inc., the owner of the other 20 percent of Boswell Unit 4, have equal representation and voting rights. Each of us must provide our own financing and is obligated to pay our ownership share of operating costs. Our share of direct operating expenses of Boswell Unit 4 is included in operating expense on our consolidated statement of income. Our 80 percent share of the original cost of Boswell Unit 4, which is included in property, plant and equipment at December 31, 2007, was $316 million ($314 million at December 31, 2006). The corresponding accumulated depreciation balance was $170 million at December 31, 2007 ($168 million at December 31, 2006).

Note 5. Regulatory Matters

Electric Rates. Entities within our Regulated Utility segment file for periodic rate revisions with the MPUC, the FERC or the PSCW. On February 8, 2008, the FERC approved our wholesale rate filing. Our wholesale customers consist of 16 municipalities in Minnesota and two private utilities in Wisconsin, including SWL&P. The FERC authorized an average 10 percent increase for wholesale municipal customers, a 12.5 percent increase for SWL&P, and an overall return on equity of 11.25 percent. The rate increase will go into effect on March 1, 2008, and on an annualized basis, the filing will generate approximately $7.5 million in additional revenue. Minnesota Power's retail rates are based on a 1994 MPUC retail rate order that allows for an 11.6 percent return on common equity dedicated to utility plant. SWL&P's current retail rates are based on a 2006 PSCW retail rate order, effective January 1, 2007. In 2007, 76 percent of our consolidated operating revenue was under regulatory authority (72 percent in 2006 and 2005). The MPUC had regulatory authority over approximately 58 percent of our consolidated operating revenue in 2007 (56 percent in 2006 and 2005).

Deferred Regulatory Charges and Credits. Our regulated utility operations are subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." We capitalize as deferred regulatory charges incurred costs which are probable of recovery in future utility rates. Deferred regulatory credits represent amounts expected to be credited to customers in rates. Deferred regulatory charges and credits are included in Other Assets and Other Liabilities on our consolidated balance sheet except for deferred fuel adjustment clause charges which are included in Prepayments and Other Current Assets (See Note 2). No deferred regulatory charges or credits are currently earning a return.

Deferred Regulatory Charges and Credits December 31	2007	2006
Millions		
Deferred Charges		
Income Taxes	$11.3	$11.6
Premium on Reacquired Debt	2.3	2.8
Future Benefit Obligations Under		
Defined Benefit Pension and Other Postretirement Plans (See Note 15)	53.7	86.1
Deferred MISO Costs	3.7	–
Asset Retirement Obligation	3.6	2.3
Other	2.0	0.8
	76.6	103.6
Deferred Credits – Income Taxes	31.3	33.8
Net Deferred Regulatory Assets	$45.3	$69.8

Note 6. Investments

Available-for-Sale Investments. We account for our available-for-sale portfolio in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Our available-for-sale securities portfolio consisted of securities in a grantor trust established to fund certain employee benefits included in Investments and various auction rate municipal bonds and variable rate municipal demand notes included as Short-Term Investments (see below). As a result of our periodic assessments, we did not record an impairment charge on our available for sale securities in the last three years.

Available-For-Sale Securities

Millions At December 31	Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
2007	$45.3	$8.4	$(0.1)	$53.6
2006	$123.2	$7.0	$(0.1)	$130.1
2005	$135.2	$4.4	$(0.1)	$139.5

Year Ended December 31	Sales Proceeds	Gross Realized Gain	Gross Realized (Loss)	Net Unrealized Gain (Loss) in Other Comprehensive Income
2007	$81.4	–	–	$1.4
2006	$12.4	–	–	$2.5
2005	$32.3	–	–	$1.3

Note 6. Investments (Continued)

Short-Term Investments. At December 31, 2007, we held $23.1 million of short-term investments ($104.5 million at December 31, 2006) consisting of various auction rate municipal bonds and variable rate municipal demand notes. Substantially all of these securities consisted of guaranteed student loans, insured or reinsured by the federal government. The credit markets are currently experiencing significant uncertainty, and some of this uncertainty has impacted the markets where our auction rate securities would be offered. We are unable to estimate the impact, if any, which emerging credit market conditions may have on the liquidity of our auction rate securities. Any reduction in liquidity of our auction rate securities will not have a material impact on our overall liquidity needs. We believe the $23.1 million carrying value is not impaired, but we may have to reclassify the investment from short-term to long-term investments if future liquidity conditions mandate.

Investments. At December 31, 2007, our long-term investment portfolio included the real estate assets of ALLETE Properties, our investment in ATC, debt and equity securities consisting primarily of securities held to fund employee benefits, and our emerging technology portfolio.

Investments December 31	2007	2006
Millions		
Real Estate Assets	$91.3	$89.8
Debt and Equity Securities	48.9	36.4
Investment in ATC	65.7	53.7
Emerging Technology Portfolio	7.9	9.2
Total Investments	$213.8	$189.1

Real Estate Assets	2007	2006
Millions		
Land Held for Sale Beginning Balance	$58.0	$48.0
Additions during period: Capitalized Improvements	12.8	18.8
Purchases	–	1.4
Deductions during period: Cost of Real Estate Sold	(8.2)	(10.2)
Land Held for Sale Ending Balance	62.6	58.0
Long-Term Finance Receivables	15.3	18.3
Other *(a)*	13.4	13.5
Total Real Estate Assets	$91.3	$89.8

(a) Consisted primarily of a shopping center.

Finance receivables, which are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts of $0.2 million at December 31, 2007 ($0.2 million at December 31, 2006). The majority are receivables having maturities up to 5 years. Minority interest associated with real estate operations was $9.3 million at December 31, 2007 ($7.4 million at December 31, 2006).

Investment in ATC. Our Wisconsin subsidiary, Rainy River Energy Corporation - Wisconsin, has invested $60 million in ATC, a Wisconsin-based public utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. We account for our investment in ATC under the equity method of accounting, pursuant to EITF 03-16, "Accounting for Investments in Limited Liability Companies." As of December 31, 2007, our equity investment balance in ATC was $65.7 million ($53.7 million at December 31, 2006), representing an approximate 8.0 percent ownership interest.

ALLETE's Interest in ATC For the Year Ended December 31, 2007	
Millions	
Equity Investment Balance at December 31, 2006	$53.7
2007 Cash Investments	8.7
Equity in ATC Earnings	12.6
Distributed ATC Earnings	(9.3)
Equity Investment Balance at December 31, 2007	$65.7

Note 6. Investments (Continued)

Emerging Technology Portfolio. As part of our emerging technology portfolio, we have several minority investments in venture capital funds and direct investments in privately-held, start-up companies. We account for our investment in venture capital funds under the equity method and account for our direct investments in privately-held companies under the cost method because of our ownership percentage. The total carrying value of our emerging technology portfolio was $7.9 million at December 31, 2007 ($9.2 million at December 31, 2006). Our policy is to review these investments quarterly for impairment by assessing such factors as continued commercial viability of products, cash flow and earnings. Any impairment would reduce the carrying value of the investment. Due to the distribution of investments from matured venture capital funds, our basis in direct investments in privately-held companies included in the emerging technology portfolio was $1.2 million at December 31, 2007 (zero at December 31, 2006). In 2007, we recorded $0.5 million ($0.3 million after tax) of impairments related to our venture capital funds whose future business prospects had significantly diminished. Developments at these companies indicated that future commercial viability was unlikely, as was new financing necessary to continue development. We did not record any impairments in 2006. In 2005, we recorded $5.1 million ($3.3 million after tax) of impairments related to our direct investments in certain privately-held, start-up companies.

Fair Value of Financial Instruments. With the exception of the items listed below, the estimated fair value of all financial instruments approximates the carrying amount. The fair value for the items below were based on quoted market prices for the same or similar instruments.

Financial Instruments December 31	Carrying Amount	Fair Value
Millions		
Long-Term Debt, Including Current Portion		
2007	$422.7	$410.9
2006	$389.5	$387.6

Concentration of Credit Risk. Financial instruments that subject us to concentrations of credit risk consist primarily of accounts receivable. Minnesota Power sells electricity to 12 Large Power Customers. Receivables from these customers totaled approximately $14 million at December 31, 2007 ($9 million at December 31, 2006). Minnesota Power does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. In addition, our taconite-producing Large Power Customers are on a weekly billing cycle, which allows us to closely manage collection of amounts due.

Note 7. Short-Term and Long-Term Debt

Short-Term Debt. Total short-term debt outstanding at December 31, 2007, was $11.8 million ($29.7 million at December 31, 2006) and consisted of Long-Term Debt Due Within One Year.

As of December 31, 2007, we had bank lines of credit aggregating $170.0 million ($170.0 million at December 31, 2006), the majority of which expire in January 2012. These bank lines of credit made financing available through short-term bank loans and provided credit support for commercial paper. At December 31, 2007, $4.3 million ($2.9 million at December 31, 2006) was drawn on our lines of credit leaving a $165.7 million balance available for use ($167.1 million at December 31, 2006). The drawn amounts at December 31, 2007, related to an $8.5 million revolving development loan with CypressCoquina Bank that we entered into in March 2005. The revolving development loan has an interest rate equal to the prime rate, with an initial term of 36 months. The term of the loan may be extended 24 months if certain conditions are met. The loan is guaranteed by Lehigh Acquisition Corporation, an 80 percent owned subsidiary of ALLETE Properties. There was no commercial paper issued as of December 31, 2007 and 2006.

In January 2006, we renewed, increased and extended a committed, syndicated, unsecured revolving credit facility (Line) with LaSalle Bank National Association, as Agent, for $150 million. The Line was subsequently extended for an additional year in December 2006 and currently matures in January 2012. At our request and subject to certain conditions, the Line may be increased to $200 million and extended for two additional 12-month periods. The Line may be used for general corporate purposes and working capital, and to provide liquidity in support of our commercial paper program. We may prepay amounts outstanding under the Line in whole or in part at our discretion without premium or penalty. Additionally, we may irrevocably terminate or reduce the size of the Line prior to maturity without premium or penalty. No funds were drawn under this Line at December 31, 2007 and 2006.

Note 7. Short-Term and Long-Term Debt (Continued)

Long-Term Debt. The aggregate amount of long-term debt maturing during 2008 is $11.8 million ($10.7 million in 2009; $5.0 million in 2010; $1.4 million in 2011; $3.1 million in 2012; and $390.7 million thereafter). Substantially all of our electric plant is subject to the lien of the mortgages collateralizing various first mortgage bonds.

On February 1, 2007, we issued $60 million in principal amount of First Mortgage Bonds (Bonds), 5.99% Series due February 1, 2027, in the private placement market. The Company has the option to prepay all or a portion of the Bonds at its discretion, subject to a make-whole provision. Proceeds were used to retire $60 million in principal amount of First Mortgage Bonds, 7% Series on February 15, 2007.

On June 8, 2007, we issued $50 million of senior unsecured notes (Notes) in the private placement market. The Notes bear an interest rate of 5.99% and will mature on June 1, 2017. The Company has the option to prepay all or a portion of the Notes at its discretion, subject to a make-whole provision. The Company used the proceeds from the sale of the Notes to fund utility capital projects and for general corporate purposes.

On behalf of SWL&P, the City of Superior, Wisconsin, issued $6.4 million in principal amount of Collateralized Utility Revenue Refunding Bonds (Series A Bonds) and $6.1 million of Collateralized Utility Revenue Bonds (Series B Bonds) on October 3, 2007. The Series A Bonds bear an interest rate of 5.375% and will mature on November 1, 2021. The proceeds, together with other funds, were used to redeem $6.5 million of existing 6.125% bonds. The Series B Bonds bear an interest rate of 5.75% and will mature on November 1, 2037. The proceeds from the Series B Bonds will be used to fund qualifying electric and gas projects.

On February 1, 2008, we issued $60 million in principal amount of First Mortgage Bonds (Bonds), 4.86% Series due April 1, 2013, in the private placement market. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. We intend to use the proceeds from the sale of the Bonds to fund utility capital expenditures and for general corporate purposes.

Long-Term Debt **December 31**	**2007**	**2006**
Millions		
First Mortgage Bonds		
6.68% Series Due 2007	–	$20.0
7.00% Series Due 2007	–	60.0
5.28% Series Due 2020	$35.0	35.0
4.95% Pollution Control Series F Due 2022	111.0	111.0
5.99% Series Due 2027	60.0	–
5.69% Series Due 2036	50.0	50.0
Senior Unsecured Notes 5.99% Due 2017	50.0	–
Variable Demand Revenue Refunding Bonds		
Series 1997 A, B, and C Due 2009 – 2020	36.5	39.0
Industrial Development Revenue Bonds 6.5% Due 2025	6.0	6.0
Industrial Development Variable Rate Demand Refunding		
Revenue Bonds Series 2006 Due 2025	27.8	27.8
Other Long-Term Debt, 2.0% – 8.0% Due 2008 – 2037	46.4	40.7
Total Long-Term Debt	422.7	389.5
Less: Due Within One Year	11.8	29.7
Net Long-Term Debt	$410.9	$359.8

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a quarterly ratio of its funded debt to total capital of less than or equal to .65 to 1.00. Failure to meet this covenant could give rise to an event of default, if not corrected after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due.

Note 8. Commitments, Guarantees and Contingencies

Off-Balance Sheet Arrangements. *Square Butte Power Purchase Agreement.* Minnesota Power has a power purchase agreement with Square Butte that extends through 2026 (Agreement). It provides a long-term supply of low-cost energy to customers in our electric service territory and enables Minnesota Power to meet power pool reserve requirements. Square Butte, a North Dakota cooperative corporation, owns a 455-MW coal-fired generating unit (Unit) near Center, North Dakota. The Unit is adjacent to a generating unit owned by Minnkota Power, a North Dakota cooperative corporation whose Class A members are also members of Square Butte. Minnkota Power serves as the operator of the Unit and also purchases power from Square Butte.

Minnesota Power was entitled to approximately 71 percent of the Unit's output under the Agreement prior to 2006. Minnkota Power exercised its option to reduce Minnesota Power's entitlement by approximately 5 percent annually to 66 percent in 2006 and 60 percent in 2007. We received notices from Minnkota Power that they further reduced our output entitlement by approximately 5 percent annually to 55 percent on January 1, 2008, and 50 percent on January 1, 2009, and thereafter. Minnkota Power has no further option to reduce Minnesota Power's entitlement below 50 percent.

Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on Minnesota Power's entitlement to Unit output. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. At December 31, 2007, Square Butte had total debt outstanding of $323.0 million. Total annual debt service for Square Butte is expected to be approximately $29 million in each of the years 2008 through 2012. Variable operating costs include the price of coal purchased from BNI Coal, our subsidiary, under a long-term contract.

Minnesota Power's cost of power purchased from Square Butte during 2007 was $57.3 million ($57.9 million in 2006; $56.4 million in 2005). This reflects Minnesota Power's pro rata share of total Square Butte costs, based on the 60 percent output entitlement in 2007, the 66 percent output entitlement in 2006 and the 71 percent output entitlement in 2005. Included in this amount was Minnesota Power's pro rata share of interest expense of $11.0 million in 2007 ($12.6 million in 2006; $13.6 million in 2005). Minnesota Power's payments to Square Butte are approved as a purchased power expense for ratemaking purposes by both the MPUC and the FERC.

We have two wind power purchase agreements with an affiliate of FPL Energy to purchase the output from two wind facilities, Oliver Wind I and II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Leasing Agreements. BNI Coal is obligated to make lease payments for a dragline totaling $2.8 million annually for the lease term which expires in 2027. BNI Coal has the option at the end of the lease term to renew the lease at a fair market rental, to purchase the dragline at fair market value, or to surrender the dragline and pay a $3.0 million termination fee. We lease other properties and equipment under operating lease agreements with terms expiring through 2016. The aggregate amount of minimum lease payments for all operating leases is $8.1 million in 2008, $8.1 million in 2009, $7.7 million in 2010, $7.2 million in 2011, $6.6 million in 2012 and $48.7 million thereafter. Total rent and lease expense was $6.6 million in 2007 ($6.8 million in 2006; $6.2 million in 2005).

Coal, Rail and Shipping Contracts. We have three coal supply agreements with various expiration dates ranging from December 2008 to December 2011. We also have rail and shipping agreements for the transportation of all of our coal, with various expiration dates ranging from December 2008 to December 2011. Our minimum annual payment obligations under these coal, rail and shipping agreements are currently $44.8 million in 2008, $10.8 million in 2009, $5.3 million in 2010, $5.4 million in 2011 and no specific commitments beyond 2011. Our minimum annual payment obligations will increase when annual nominations are made for coal deliveries in future years.

On January 24, 2008, the Company received a letter from BNSF alleging Minnesota Power defaulted on a material obligation under the Company's Coal Transportation Agreement (CTA). In the notice, BNSF claimed Minnesota Power underpaid approximately $1.6 million for coal transportation services in 2006 and that failure to pay such amounts plus interest within 60 days may result in BNSF's termination of the CTA. Minnesota Power believes it does not owe the amount claimed, and that BNSF's claims are wholly without merit. Minnesota Power intends to vigorously defend its position in this dispute.

Fuel Clause Recovery of MISO Day 2 Costs. We filed a petition with the MPUC in February 2005 to amend our fuel clause to accommodate costs and revenue related to the day-ahead and real-time markets through which we engage in wholesale energy transactions in MISO (MISO Day 2). In December 2006, the MPUC issued an order allowing Minnesota Power and the other utilities involved in the MISO Day 2 proceeding to continue recovering MISO Day 2 charges through the Minnesota retail fuel clause except for MISO Day 2 administrative charges. On January 8, 2007, this order was challenged by the Minnesota OAG, through a request for reconsideration. The request was opposed by Minnesota Power and the other utilities, as well as MISO. The reconsideration request effectively was denied by the MPUC. Upon denial of the reconsideration request, the OAG appealed the MPUC Order in a filing with the Minnesota Court of Appeals. Oral argument in the case is scheduled to be held on February 27, 2008, and a decision would be expected approximately 90 days there after. We are unable to predict the outcome of this matter.

Note 8. Commitments, Guarantees and Contingencies (Continued)

Fuel Clause Recovery of MISO Day 2 Costs (Continued). The December 2006 MPUC order, subject to the rehearing request, granted deferred accounting treatment for three MISO Day 2 charge types that were determined to be administrative charges. Under the order, Minnesota Power refunded, through customer bills, approximately $2 million of administrative charges previously collected through the fuel clause between April 1, 2005, and December 31, 2006, and recorded these administrative charges as a regulatory asset. We were permitted to continue accumulating MISO Day 2 administrative charges after December 31, 2006, as a regulatory asset until we file our next rate case, at which time recovery for such charges will be determined. The balance of this regulatory asset was $3.7 million on December 31, 2007, and we consider regulatory recovery to be probable. This order removed the subject to refund requirement of the two interim orders, and included extensive fuel clause reporting requirements that review our monthly and annual fuel clause filings with the MPUC. There was no impact on earnings as a result of this ruling. As a result of the MPUC's December 2006 order allowing recovery of nearly all MISO Day 2 charges through the fuel clause, we rescinded our December 2005 Letter of Intent to Withdraw from MISO in December 2006.

Emerging Technology Portfolio. We have investments in emerging technologies through minority investments in venture capital funds structured as limited liability companies, and direct investments in privately-held, start-up companies. We have committed to make additional investments in certain emerging technology venture capital funds. The total future commitment was $1.0 million at December 31, 2007, and may be invested in 2008. We do not have plans to make any additional investments beyond this commitment.

Discontinued Operations. Two of our subsidiaries, which were involved in our discontinued water operations, have been named in a claim brought by Capital Resources and Properties, Inc, (CRP). CRP alleges that Georgia Water and ALLETE Water Services are obligated to pay $2 million dollars plus interest and attorney fees pursuant to a contract that was entered into in 2001. The contract provides for payments of certain amounts upon the satisfaction of specified contingencies, which CRP alleges were satisfied in 2005 or were waived, or are otherwise due and owing. We intend to vigorously assert our defenses to the claim, and cannot predict the outcome of this matter. A trial date is expected later this year.

Environmental Matters. Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Due to future stricter environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

SWL&P Manufactured Gas Plant. In May 2001, SWL&P received notice from the WDNR that the City of Superior had found soil contamination on property adjoining a former Manufactured Gas Plant (MGP) site owned and operated by SWL&P from 1889 to 1904. A report submitted in 2003 identified some MGP-like chemicals that were found in the soil near the former plant site. The final Phase II report was issued in June 2007, confirming our understanding of the issues involved. The final Phase II Report and Risk Assessment were sent to the WDNR for review in June 2007. A remediation plan was developed during the fourth quarter of 2007 and will be submitted to the WDNR during the first quarter of 2008. Although it is not possible to quantify the potential clean-up cost until the investigation is completed, a $0.5 million liability was recorded in December 2003 to address the known areas of contamination. The Company has recorded a corresponding dollar amount as a regulatory asset to offset this liability. The PSCW approved the collection through rates of $0.3 million of site investigation costs that had been incurred through 2005. ALLETE maintains pollution liability insurance coverage that includes coverage for SWL&P. A claim has been filed with respect to this matter. The insurance carrier has issued a reservation of rights letter and the Company continues to work with the insurer to determine the availability of insurance coverage.

EPA Clean Air Interstate Rule. In March 2005, the EPA announced the final Clean Air Interstate Rule (CAIR) that reduces and permanently caps emissions of SO_2, NO_X and particulates in the eastern United States. The CAIR includes Minnesota as one of the 28 states it considers as "significantly contributing" to air quality standards non-attainment in other states. The CAIR has been challenged in the court system, which may delay implementation or modify provisions in the rules. Minnesota Power is participating in the legal challenge to the CAIR. However, if the CAIR does go into effect, Minnesota Power expects to be required to:

(1) make emissions reductions;
(2) purchase mercury, SO_2 and NO_X allowances through the EPA's cap-and-trade system; and/or
(3) use a combination of both.

Note 8. Commitments, Guarantees and Contingencies (Continued)

EPA Clean Air Mercury Rule. In March 2005, the EPA also announced the final Clean Air Mercury Rule (CAMR) that would have reduced and permanently capped emissions of electric utility mercury emissions in the continental United States. On February 8, 2008 the United States Court of Appeals for the District of Columbia Circuit overturned the CAMR and remanded the rulemaking to the EPA for reconsideration. The Court's decision is subject to appeal. It is uncertain how the EPA will respond; and therefore it is also uncertain whether mercury emission reductions expected as a result of implementing AREA Plan expenditures at Taconite Harbor, and implementation of the 2006 Minnesota Mercury Emission Reduction Law which applies to Boswell Units 3 and 4, will meet the EPA's reformed mercury regulations. (See Minnesota Mercury Emission Law.) Cost estimates for complying with future mercury regulations under the Clean Air Act are therefore premature at this time.

Real Estate. As of December 31, 2007, ALLETE Properties, through its subsidiaries, had surety bonds outstanding of $35.9 million primarily related to performance and maintenance obligations to governmental entities to construct improvements in the company's various projects. The remaining work to be completed on these improvements is estimated to be approximately $6.4 million, and ALLETE Properties does not believe it is likely that any of these outstanding bonds will be drawn upon.

Community Development District Obligations. *Town Center.* In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6% Capital Improvement Revenue Bonds, Series 2005, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2036). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to pay for the construction of a portion of the major infrastructure improvements at Town Center. The bonds are payable from and secured by the revenue derived from assessments imposed, levied and collected by the Town Center District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Town Center District benefiting from the improvements. The assessments were billed to Town Center landowners effective in November 2006. To the extent that we still own land at the time of the assessment, in accordance with EITF 91-10, "Accounting for Special Assessments and Tax Increment Financing Entities," we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned approximately 69 percent of the assessable land in the Town Center District (73 percent at December 31, 2006). As we sell property, the obligation to pay special assessments will pass to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Palm Coast Park. In May 2006, the Palm Coast Park District issued $31.8 million of tax-exempt, 5.7% Special Assessment Bonds, Series 2006, which are payable through property tax assessments on the land owners over 31 years (by May 1, 2037). The bond proceeds (less capitalized interest, a debt service reserve fund and cost of issuance) were used to pay for the construction of the major infrastructure improvements at Palm Coast Park and to mitigate traffic and environmental impacts. The bonds are payable from and secured by the revenue derived from assessments imposed, levied and collected by the Palm Coast Park District. The assessments represent an allocation of the costs of the improvements, including bond financing costs, to the lands within the Palm Coast Park District benefiting from the improvements. The assessments will be billed to Palm Coast Park landowners effective in November 2007. To the extent that we still own land at the time of the assessment, in accordance with EITF 91-10, "Accounting for Special Assessments and Tax Increment Financing Entities," we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2007, we owned 86 percent of the assessable land in the Palm Coast Park District (97 percent at December 31, 2006). As we sell property, the obligation to pay special assessments will pass to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Other. We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. While the resolution of such matters could have a material effect on earnings and cash flows in the year of resolution, none of these matters are expected to materially change our present liquidity position, or have a material adverse effect on our financial condition.

Note 9. Common Stock and Earnings Per Share

Our Articles of Incorporation contains provisions that, under certain circumstances, would restrict the payment of common stock dividends. As of December 31, 2007, no retained earnings were restricted as a result of these provisions.

Summary of Common Stock	Shares	Equity
	Thousands	Millions
Balance at December 31, 2004	29,651	$400.1
2005 Employee Stock Purchase Plan	13	0.5
Invest Direct *(a)*	238	10.5
Options and Stock Awards	241	10.0
Balance at December 31, 2005	30,143	421.1
2006 Employee Stock Purchase Plan	12	0.5
Invest Direct *(a)*	218	10.0
Options and Stock Awards	63	7.1
Balance at December 31, 2006	30,436	438.7
2007 Employee Stock Purchase Plan	17	0.7
Invest Direct *(a)*	331	15.1
Options and Stock Awards	43	6.7
Balance at December 31, 2007	30,827	$461.2

(a) Invest Direct is ALLETE's direct stock purchase and dividend reinvestment plan.

Shareholder Rights Plan. In 1996, we adopted a rights plan that provides for a dividend distribution of one preferred share purchase right (Right) to be attached to each share of common stock. In July 2006, we amended the rights plan to extend the expiration of the Rights to July 11, 2009. The amendment also provides that the Company may not consolidate, merge, or sell a majority of its assets or earning power if doing so would be counter to the intended benefits of the Rights or would result in the distribution of Rights to the shareholders of the other parties to the transaction. Finally, the amendment provides for the creation of a committee of independent directors to annually review the terms and conditions of the amended rights plan (Rights Plan), as well as to consider whether termination or modification of the Rights Plan would be in the best interests of the shareholders and to make a recommendation based on such review to the Board of Directors.

The Rights, which are currently not exercisable or transferable apart from our common stock, entitle the holder to purchase one-and-a-half one-hundredths (three two-hundredths) of a share of ALLETE's Junior Serial Preferred Stock A, without par value. The purchase price, as defined in the Rights Plan, remains at $90. These Rights would become exercisable if a person or group acquires beneficial ownership of 15 percent or more of our common stock or announces a tender offer which would increase the person's or group's beneficial ownership interest to 15 percent or more of our common stock, subject to certain exceptions. If the 15 percent threshold is met, each Right entitles the holder (other than the acquiring person or group) to receive, upon payment of the purchase price, the number of shares of common stock (or, in certain circumstances, cash, property or other securities of ours) having a market value equal to twice the exercise price of the Right. If we are acquired in a merger or business combination, or more than 50 percent of our assets or earning power are sold, each exercisable Right entitles the holder to receive, upon payment of the purchase price, the number of shares of common stock of the acquiring or surviving company having a value equal to twice the exercise price of the Right. Certain stock acquisitions will also trigger a provision permitting the Board of Directors to exchange each Right for one share of our common stock.

The Rights are nonvoting and may be redeemed by us at a price of $0.005 per Right at any time they are not exercisable. One million shares of Junior Serial Preferred Stock A have been authorized and are reserved for issuance under the Rights Plan.

Note 9. Common Stock and Earnings Per Share (Continued)

Earnings Per Share. The difference between basic and diluted earnings per share arises from outstanding stock options and performance share awards granted under our Executive and Director Long-Term Incentive Compensation Plans. In accordance with SFAS 128, "Earnings Per Share," for 2007, 0.2 million options to purchase shares of common stock were excluded from the computation of diluted earnings per share because the option exercise prices were greater than the average market prices, and therefore, their effect would be anti-dilutive (no shares were excluded for 2006 and 2005).

Reconciliation of Basic and Diluted Earnings Per Share For the Year Ended December 31	Basic	Dilutive Securities	Diluted
Millions Except Per Share Amounts			
2007			
Income from Continuing Operations	$87.6	–	$87.6
Common Shares	28.3	0.1	28.4
Per Share from Continuing Operations	$3.09	–	$3.08
2006			
Income from Continuing Operations	$77.3	–	$77.3
Common Shares	27.8	0.1	27.9
Per Share from Continuing Operations	$2.78	–	$2.77
2005			
Income from Continuing Operations	$17.6	–	$17.6
Common Shares	27.3	0.1	27.4
Per Share from Continuing Operations	$0.65	–	$0.64

Note 10. Kendall County Charge

On April 1, 2005, Rainy River Energy, a wholly-owned subsidiary of ALLETE, assigned its power purchase agreement with LSP-Kendall Energy, LLC, the owner of an energy generation facility located in Kendall County, Illinois, to Constellation Energy Commodities. Rainy River Energy paid Constellation Energy Commodities $73 million in cash to assume the power purchase agreement that remains in effect through mid-September 2017. The federal tax benefits of the payment were realized through a $24.3 million capital loss carryback refund received in the third quarter of 2006. In addition, consent, advisory and closing costs of $4.9 million were incurred to complete the transaction. As a result of this transaction, ALLETE incurred a charge to operating expenses totaling $77.9 million ($50.4 million after tax, or $1.84 per diluted share) in the second quarter of 2005.

Note 11. Other Income (Expense)

For the Year Ended December 31	2007	2006	2005
Millions			
Loss on Emerging Technology Investments	$(1.3)	$(0.9)	$(6.1)
AFUDC - Equity	3.8	0.5	0.2
Debt Prepayment Premium and Unamortized Debt Issuance Costs	–	(0.6)	–
Investments and Other Income	13.0	12.9	7.0
Total Other Income	$15.5	$11.9	$1.1

In August 2006, we redeemed $29.1 million of outstanding Collier County Industrial Development Refunding Revenue Bonds 6.5% Series 1996 due 2025 with proceeds from the issuance of $27.8 million of Collier County Industrial Development Variable Rate Demand Refunding Revenue Bonds Series 2006 due 2025 and internally generated funds. As a result of an early redemption premium, we recognized an expense of $0.6 million in the third quarter of 2006.

Note 12. Income Tax Expense

Income Tax Expense Year Ended December 31	2007	2006	2005
Millions			
Current Tax Expense			
Federal	$26.5	$8.9 *(a)*	$27.2 *(b)*
State	7.2	9.6	6.5 *(b)*
Total Current Tax Expense	33.7	18.5	33.7
Deferred Tax Expense (Benefit)			
Federal	10.7	28.0 *(a)*	(26.4) *(b)*
State	4.7	2.0	(9.5)
Total Deferred Tax Expense (Benefit)	15.4	30.0	(35.9)
Change in Valuation Allowance	(0.3)	(1.1)	3.0
Investment Tax Credit Amortization	(1.1)	(1.1)	(1.3)
Income Tax Expense (Benefit) for Continuing Operations	47.7	46.3	(0.5)
Income Tax Expense (Benefit) for Discontinued Operations	–	(0.6)	3.4
Total Income Tax Expense	$47.7	$45.7	$2.9

(a) Included a current federal tax benefit of $24.3 million and a deferred federal tax expense of $24.3 million related to the refund from the Kendall County capital loss carryback. (See Note 10.)

(b) Included a current federal tax benefit of $1.3 million, current state tax benefit of $0.4 million and deferred federal tax benefit of $25.8 million related to the Kendall County charge. (See Note 10.)

Reconciliation of Taxes from Federal Statutory Rate to Total Income Tax Expense for Continuing Operations Year Ended December 31	2007	2006	2005
Millions			
Income from Continuing Operations Before Minority Interest and Income Taxes	$137.2	$128.2	$19.8
Statutory Federal Income Tax Rate	35%	35%	35%
Income Taxes Computed at 35% Statutory Federal Rate	$48.0	$44.9	$6.9
Increase (Decrease) in Tax Due to:			
Amortization of Deferred Investment Tax Credits	(1.1)	(1.1)	(1.3)
State Income Taxes – Net of Federal Income Tax Benefit	7.4	6.5	1.1
Depletion	(0.9)	(1.1)	(1.0)
Employee Benefits	0.4	0.1	(0.5)
Domestic Manufacturing Deduction	(1.1)	(0.6)	(0.4)
Regulatory Differences for Utility Plant	(2.2)	(0.9)	(0.6)
Positive Resolution of Audit Issues	(1.6)	–	(3.7)
Other	(1.2)	(1.5)	(1.0)
Total Income Tax Expense (Benefit) for Continuing Operations	$47.7	$46.3	$(0.5)

The effective tax rate on income from continuing operations before minority interest was a 34.8 percent expense for 2007; (36.1 percent expense for 2006; 2.5 percent benefit for 2005). The 2007 effective tax rate was impacted by state income tax audit settlements ($1.6 million), deductions for Medicare health subsidies (included in Employee Benefits, above), domestic manufacturing deduction, AFUDC-Equity (included in Regulatory Differences for Utility Plant, above), investment tax credits and depletion. The 2006 effective rate was impacted by investment tax credits, deductions for Medicare health subsidies, depletion and the expected use of state capital loss carryforwards, of which a $1.1 million benefit was included in the state tax provision.

Note 12. Income Tax Expense (Continued)

Deferred Tax Assets and Liabilities December 31 Millions	2007	2006
Deferred Tax Assets		
Employee Benefits and Compensation *(a)*	$80.5	$95.5
Property Related	26.5	32.8
Investment Tax Credits	11.4	12.1
Other	13.4	17.9
Gross Deferred Tax Assets	131.8	158.3
Deferred Tax Asset Valuation Allowance	(3.3)	(3.6)
Total Deferred Tax Assets	$128.5	$154.7
Deferred Tax Liabilities		
Property Related	$201.7	$204.7
Regulatory Asset for Benefit Obligations	21.6	34.8
Unamortized Investment Tax Credits	16.1	17.2
Employee Benefits and Compensation	19.5	13.2
Fuel Clause Adjustment	10.7	6.0
Other	8.1	9.3
Total Deferred Tax Liabilities	$277.7	$285.2
Accumulated Deferred Income Taxes	$149.2	$130.5
Recorded as:		
Net Current Deferred Tax Liabilities (Assets)	$5.0	$(0.3)
Net Long-Term Deferred Tax Liabilities	144.2	130.8
Net Deferred Tax Liabilities	$149.2	$130.5

(a) Includes Unfunded Employee Benefits

Uncertain Tax Positions. Effective January 1, 2007, we adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." As a result of the implementation of FIN 48, we recognized a $1.0 million increase in the liability for unrecognized tax benefits. The adoption of FIN 48 also resulted in a reduction in retained earnings of $0.7 million, a reduction of deferred tax liabilities of $0.8 million and an increase in accrued interest of $0.5 million. Subsequent to the implementation of FIN 48, ALLETE's gross unrecognized tax benefits were $10.4 million. Of this total, $6.8 million (net of federal tax benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate.

Uncertain Tax Positions December 31, 2007 Millions	Gross Unrecognized Income Tax Benefits
Balance at January 1, 2007	$10.4
Additions for Tax Positions Related to the Current Year	0.8
Reductions for Tax Positions Related to the Current Year	–
Additions for Tax Positions Related to Prior Years	–
Reduction for Tax Positions Related to Prior Years	(2.4)
Settlements	(3.5)
Balance at December 31, 2007	$5.3
Less: Tax Attributable to Temporary Items and Federal Benefit on State Tax	(2.3)
Total Unrecognized Tax Benefits that, if Recognized, Would Impact the Effective Tax Rate as of December 31, 2007	$3.0

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses in the Consolidated Statement of Income. As of January 1, 2007, the Company had $1.3 million of accrued interest and no accrued penalties related to unrecognized tax benefits included in the Consolidated Balance Sheet. As of December 31, 2007, the liability for the payment of interest is $0.9 million with no penalties. Due to the settlement of audits, $0.1 million of interest benefit and no penalties were recognized in the Consolidated Statement of Income for the year ended December 31, 2007.

We file income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, ALLETE is no longer subject to federal examination for years before 2003 or state examinations for years before 2004.

We expect that the total amount of unrecognized tax benefits as of December 31, 2007, will change by less than $2.0 million in the next 12 months due to statute expirations.

Note 13. Discontinued Operations

Enventis Telecom. In December 2005, we sold all the stock of our telecommunications subsidiary, Enventis Telecom, to Hickory Tech Corporation of Mankato, Minnesota, for $35.5 million. The transaction resulted in an after-tax loss of $3.6 million, which was included in our 2005 loss from discontinued operations. Net cash proceeds realized from the sale were approximately $29 million after transaction costs, repayment of debt and payment of income taxes. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we have reported our telecommunications business in discontinued operations for all periods presented.

Water Services. During 2003, we sold, under condemnation or imminent threat of condemnation, substantially all of our water assets in Florida for a total sales price of approximately $445 million. In 2004, we essentially concluded our strategy to exit our Water Services businesses with the sale of our North Carolina water assets and the sale of the remaining 72 water and wastewater systems in Florida. Aqua Utilities Florida, Inc. (Aqua Utilities) purchased our North Carolina water assets for $48 million and assumed approximately $28 million in debt. Aqua Utilities also purchased 63 of our water and wastewater systems in Florida for $14 million. Seminole County purchased the remaining 9 Florida systems for a total of $4 million. The FPSC approved the Seminole County transaction in September 2004. In December 2005, the FPSC ordered a $1.7 million reduction to plant investment, which the Company reserved for in 2005, and approved the transfer of the remaining 63 water and wastewater systems from Florida Water to Aqua Utilities. In March 2006, the Company paid Aqua Utilities the adjustment refund amount of $1.7 million.

In February 2005, we completed the exit from our Water Services businesses in Georgia with the sale of our wastewater assets for an immaterial gain. In 2005, we also incurred administrative and other expenses to support Florida Water transfer proceedings and recorded the $1.7 million rate-base settlement charge related to the sale by Florida Water of 63 systems to Aqua Utilities mentioned above.

Financial results for 2006 reflected additional legal and administrative expenses incurred by the Company to exit the Water Services businesses. There were no discontinued operations in 2007.

Discontinued Operations Summary Income Statement For the Year Ended December 31	2006	2005
Millions		
Operating Revenue		
Enventis Telecom	–	$50.7
Total Operating Revenue	–	$50.7
Pre-Tax Income from Operations		
Enventis Telecom	–	$3.0
	–	3.0
Income Tax Expense		
Enventis Telecom	–	1.2
	–	1.2
Total Income from Operations	–	1.8
Loss on Disposal		
Water Services	$(1.5)	(4.5)
Enventis Telecom	–	0.6
	(1.5)	(3.9)
Income Tax Expense (Benefit)		
Water Services	(0.6)	(2.0)
Enventis Telecom	–	4.2
	(0.6)	2.2
Net Loss on Disposal	(0.9)	(6.1)
Loss from Discontinued Operations	$(0.9)	$(4.3)

Note 14. Other Comprehensive Income (Loss)

Other Comprehensive Income (Loss) Year Ended December 31	Pre-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Millions			
2007			
Unrealized Gain on Securities During the Year	$1.4	$0.3	$1.1
Defined Benefit Pension and Other Postretirement Plans	5.5	2.3	3.2
Other Comprehensive Income	$6.9	$2.6	$4.3
2006			
Unrealized Gain on Securities During the Year	$2.5	$0.6	$1.9
Additional Pension Liability	11.0	4.6	6.4
Other Comprehensive Income	$13.5	$5.2	$8.3
2005			
Unrealized Gain on Securities During the Year	$1.3	$0.7	$0.6
Additional Pension Liability	(3.4)	(1.4)	(2.0)
Other Comprehensive Loss	$(2.1)	$(0.7)	$(1.4)

Accumulated Other Comprehensive Income (Loss) December 31	2007	2006
Millions		
Unrealized Gain on Securities	$5.1	$4.0
Defined Benefit Pension and Other Postretirement Plans	(9.6)	(12.8)
Total Accumulated Other Comprehensive Loss	$(4.5)	$(8.8)

Note 15. Pension and Other Postretirement Benefit Plans

We have noncontributory defined benefit pension plans covering eligible employees. The plans provide defined benefits based on years of service and final average pay. We also have defined contribution pension plans covering substantially all employees; employer contributions are made through our employee stock ownership plan (see Note 16), except for BNI Coal, which made cash contributions of $0.4 million in 2007 ($0.7 million in 2006 and 2005). In 2007, we made no contributions to ALLETE's defined benefit plan ($8.3 million in 2006).

On August 9, 2006, ALLETE's Board of Directors approved amendments to the Minnesota Power and Affiliated Companies Retirement Plan A (Retirement Plan A) and the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP). Retirement Plan A was amended to suspend further crediting service pursuant to the plan, effective as of September 30, 2006, and to close Retirement Plan A to new participants. Participants will continue to accrue benefits under the plan for future pay increases. In conjunction with this change, the Board of Directors took action to increase benefits employees will receive under the RSOP. The modification of Retirement Plan A required us to re-measure our pension expense as of August 9, 2006. As a result of the re-measurement, Retirement Plan A pension expense for 2006 was reduced by $0.2 million.

We have postretirement health care and life insurance plans covering eligible employees. The postretirement health plans are contributory with participant contributions adjusted annually. Postretirement health and life benefits are funded through a combination of Voluntary Employee Benefit Association trusts (VEBAs), established under section 501(c)(9) of the Internal Revenue Code, and an irrevocable grantor trust. Contributions deductible for income tax purposes are made directly to the VEBAs; nondeductible contributions are made to the irrevocable grantor trust. Amounts are transferred from the irrevocable grantor trust to the VEBAs when they become deductible for income tax purposes. In 2007, $5.9 million was transferred from the grantor trust to the VEBAs ($3.6 million in 2006; $11.4 million in 2005).

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit cost. SFAS 158 also requires additional disclosures in the notes to financial statements. SFAS 158 was effective for fiscal years ending after December 15, 2006.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

We use a September 30 measurement date for the pension and postretirement health and life plans. Pursuant to SFAS 158, we are required to change our measurement date to December 31 during the year ending December 31, 2008. On January 1, 2008, ALLETE recorded three months of pension expense as a reduction to retained earnings in the amount of $1.6 million, net of tax, to reflect the impact of this measurement date change.

Approximately 82 percent of the defined benefit pension and 69 percent of the postretirement health and life benefit costs recognized annually by our regulated companies are recovered through rates filed with our regulatory jurisdictions. It is expected that these costs will continue to be recovered in future rates in accordance with the requirements of SFAS 71. As a result, these amounts that are required to otherwise be recognized in accumulated other comprehensive income under the provisions of SFAS 158 have been recognized as a long-term regulatory asset on our consolidated balance sheet. The remaining 18 percent of the defined benefit pension and 31 percent of the postretirement health and life benefit costs relate to costs associated with our nonregulated operations and, accordingly, have been recognized as a charge to accumulated other comprehensive income at December 31, 2007.

Pension Obligation and Funded Status At September 30	**2007**	**2006**
Millions		
Accumulated Benefit Obligation	$384.9	$376.1
Change in Benefit Obligation		
Obligation, Beginning of Year	$417.7	$412.4
Service Cost	5.3	9.1
Interest Cost	23.4	22.2
Actuarial Gain	(7.1)	(12.2)
Benefits Paid	(21.6)	(19.8)
Participant Contributions	2.7	6.0
Obligation, End of Year	$420.4	$417.7
Change in Plan Assets		
Fair Value, Beginning of Year	$364.7	$337.1
Actual Return on Assets	58.9	32.5
Employer Contribution	3.6	8.9
Benefits Paid	(21.6)	(19.8)
Other	–	6.0
Fair Value, End of Year	$405.6	$364.7
Funded Status, End of Year	$(14.8)	$(53.0)
Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Noncurrent Assets	$29.3	–
Current Liabilities	$0.8	$0.8
Noncurrent Liabilities	$43.3	$52.3

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

The pension costs reported on our consolidated balance sheet as regulatory long-term assets and accumulated other comprehensive income consist of the following:

Pension Costs Year Ended December 31	2007	2006
Millions		
Net Loss	$31.1	$69.9
Prior Service Cost	3.2	3.9
Transition Obligation	–	(0.1)
Total Pension Cost	$34.3	$73.7

Components of Net Periodic Pension Expense Year Ended December 31	2007	2006	2005
Millions			
Service Cost	$5.3	$9.1	$8.7
Interest Cost	23.4	22.2	21.3
Expected Return on Assets	(30.6)	(28.6)	(28.2)
Amortized Amounts			
Loss	3.4	4.6	3.1
Prior Service Cost	0.6	0.6	0.6
Transition Obligation	–	–	0.2
Net Pension Expense	$2.1	$7.9	$5.7

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income Year Ended December 31	2007	2006
Millions		
Net Gain	$(35.4)	$(5.9)
Amortization		
Prior Service Cost	(0.6)	(0.6)
Prior Loss	(3.3)	(4.6)
Total Recognized in Other Comprehensive Income	$(39.3)	$(11.1)

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets At September 30	2007	2006
Millions		
Projected Benefit Obligation	$170.6	$180.4
Accumulated Benefit Obligation	$188.3	$160.6
Fair Value of Plan Assets	$145.3	$130.9

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Postretirement Health and Life Obligation and Funded Status At September 30	2007	2006
Millions		
Change in Benefit Obligation		
Obligation, Beginning of Year	$138.9	$136.9
Service Cost	4.2	4.4
Interest Cost	7.9	7.4
Actuarial Loss (Gain)	7.5	(4.7)
Participation Contributions	1.4	1.4
Benefits Paid	(6.2)	(6.4)
Amendments	–	(0.1)
Obligation, End of Year	$153.7	$138.9
Change in Plan Assets		
Fair Value, Beginning of Year	$78.9	$60.9
Actual Return on Assets	9.6	5.8
Employer Contribution	6.8	17.2
Participation Contributions	1.4	1.4
Benefits Paid	(5.8)	(6.4)
Fair Value, End of Year	$90.9	$78.9
Funded Status, End of Year	($62.8)	$(60.0)
Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$0.6	–
Noncurrent Liabilities	$62.2	$60.0

Under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," only assets in the VEBAs are treated as plan assets in the above table for the purpose of determining funded status. In addition to the postretirement health and life assets reported in the previous table, we had $22.8 million in an irrevocable grantor trust at December 31, 2007 ($25.6 million at December 31, 2006). We consolidate the irrevocable grantor trust and it is included in Investments on our consolidated balance sheet.

The postretirement health and life costs reported on our consolidated balance sheet as regulatory long-term assets and accumulated other comprehensive income consist of the following:

Postretirement Health and Life Costs Year Ended December 31	2007	2006
Millions		
Net Loss	$22.7	$19.2
Prior Service Cost	(0.1)	(0.1)
Transition Obligation	12.6	15.0
Total Postretirement Health and Life Costs	$35.2	$34.1

Components of Net Periodic Postretirement Health and Life Expense (Income) Year Ended December 31	2007	2006	2005
Millions			
Service Cost	$4.2	$4.4	$4.0
Interest Cost	7.8	7.4	6.7
Expected Return on Assets	(6.5)	(5.6)	(4.8)
Amortized Amounts			
Loss	1.0	1.7	0.7
Transition Obligation	2.4	2.4	2.4
Net Expense	$8.9	$10.3	$9.0

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Estimated Future Benefit Payments	Pension	Postretirement Health and Life
Millions		
2008	$22.5	$5.9
2009	$23.1	$6.7
2010	$24.0	$7.6
2011	$25.0	$8.4
2012	$25.9	$9.0
Years 2013 – 2017	$148.2	$54.8

The pension and postretirement health and life costs recorded in other long-term assets and accumulated other comprehensive income expected to be recognized as a component of net pension and postretirement benefit costs for the year ending December 31, 2008, are as follows:

	Pension	Postretirement Health and Life
Millions		
Net Loss	$1.5	$1.4
Prior Service Costs	$0.6	–
Transition Obligations	–	$2.5
Total Pension and Postretirement Health and Life Costs	$2.1	$3.9

Weighted-Average Assumptions Used to Determine Benefit Obligation At September 30	2007	2006
Discount Rate	6.25%	5.75%
Rate of Compensation Increase	4.3 – 4.6%	3.5 – 4.5%
Health Care Trend Rates		
Trend Rate	10%	10%
Ultimate Trend Rate	5%	5%
Year Ultimate Trend Rate Effective	2012	2011

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Costs Year Ended December 31	2007	2006	2005
Discount Rate	5.75%	5.50%	5.75%
Expected Long-Term Return on Plan Assets			
Pension	9.0%	9.0%	9.0%
Postretirement Health and Life	5.0 – 9.0%	5.0 – 9.0%	5.0 – 9.0%
Rate of Compensation Increase	4.3 – 4.6%	3.5 – 4.5%	3.5 – 4.5%

In establishing the expected long-term return on plan assets, we consider the diversification and allocation of plan assets, the actual long-term historical performance for the type of securities invested in, the actual long-term historical performance of plan assets and the impact of current economic conditions, if any, on long-term historical returns.

Note 15. Pension and Other Postretirement Benefit Plans (Continued)

Currently for plan valuation purposes, the discount rate is determined considering high-quality long-term corporate bond rates at the valuation date. The discount rate is compared to the Citigroup Pension Discount Curve adjusted for ALLETE's specific cash flows.

Sensitivity of a One-Percentage-Point Change in Health Care Trend Rates	One Percent Increase	One Percent Decrease
Millions		
Effect on Total of Postretirement Health and Life Service and Interest Cost	$1.9	$(1.5)
Effect on Postretirement Health and Life Obligation	$18.4	$(15.1)

	Pension		Postretirement Health and Life *(a)*	
Plan Asset Allocations	**2007**	**2006**	**2007**	**2006**
Equity Securities	61.3%	65.1%	61.6%	68.9%
Debt Securities	25.1%	29.6%	27.9%	30.6%
Real Estate	1.6%	0.8%	–	–
Private Equity	9.4%	4.2%	5.5%	–
Cash	2.6%	0.3%	5.0%	0.5%
	100.0%	100.0%	100.0%	100.0%

(a) Includes VEBAs and irrevocable grantor trust.

Pension plan equity securities did not include ALLETE common stock at September 30, 2007 or 2006.

To achieve strong returns within managed risk, we diversify our asset portfolio to approximate the target allocations in the table below. Equity securities are diversified among domestic companies with large, mid and small market capitalizations, as well as investments in international companies. In addition, all debt securities must have a Standard & Poor's credit rating of A or higher.

Plan Asset Target Allocations	Pension	Postretirement Health and Life *(a)*
Equity Securities	60%	69%
Debt Securities	24	30
Real Estate	9	–
Private Equity	6	–
Cash	1	1
	100%	100%

(a) Includes VEBAs and irrevocable grantor trust.

In May 2004, the FASB issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act)," which provides accounting and disclosure guidance for employers that sponsor postretirement health care plans that provide prescription drug benefits. FSP 106-2 requires that the accumulated postretirement benefit obligation and postretirement benefit cost reflect the impact of the Act upon adoption. We provide postretirement health benefits that include prescription drug benefits and have concluded that our prescription drug benefits qualified us for the federal subsidy to be provided for under the Act. We adopted FSP 106-2 in the third quarter of 2004. The deduction for Medicare health subsidies reduced our after-tax postretirement medical expense by $2.3 million for 2007 ($2.4 million for 2006; $3.5 million in 2005).

In 2005, we determined that our postretirement health care plans met the requirements of the Centers for Medicare and Medicaid Services' (CMS) regulations, and enrolled with the CMS to begin recovering the subsidy. We received the first subsidy payment of $0.3 million in May 2007 for 2006 credits.

Note 16. Employee Stock and Incentive Plans

Employee Stock Ownership Plan. We sponsor a leveraged employee stock ownership plan (ESOP) within the RSOP. As of their date of hire, all employees of ALLETE, SWL&P and Minnesota Power Affiliate Resources are eligible to contribute to the plan. In 1990, the ESOP issued a $75 million note (term not to exceed 25 years at 10.25 percent) to us as consideration for 2.8 million shares (1.9 million shares adjusted for stock splits) of our newly issued common stock. The note was refinanced in 2006 at 6 percent. We make annual contributions to the ESOP equal to the ESOP's debt service less available dividends received by the ESOP. The majority of dividends received by the ESOP are used to pay debt service, with the balance distributed to participants. The ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to participants based on the proportion of debt service paid in the year. As shares are released from collateral, we report compensation expense equal to the current market price of the shares less dividends on allocated shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; available dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $9.5 million in 2007 ($6.9 million in 2006; $5.5 million in 2005).

Pursuant to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," unallocated ALLETE common stock currently held and purchased by the ESOP will be treated as unearned ESOP shares and not considered as outstanding for earnings per share computations. ESOP shares are included in earnings per share computations after they are allocated to participants.

Year Ended December 31	2007	2006	2005
Millions			
ESOP Shares			
Allocated	1.8	1.7	1.9
Unallocated	2.2	2.5	2.6
Total	4.0	4.2	4.5
Fair Value of Unallocated Shares	$87.1	$115.2	$115.0

Stock-Based Compensation. *Stock Incentive Plan.* Under our Executive Long-Term Incentive Compensation Plan (Executive Plan), share-based awards may be issued to key employees through a broad range of methods, including non-qualified and incentive stock options, performance shares, performance units, restricted stock, stock appreciation rights and other awards. There are 1.5 million shares of common stock reserved for issuance under the Executive Plan, with 0.9 million of these shares available for issuance as of December 31, 2007.

We had a Director Long-Term Stock Incentive Plan (Director Plan) which expired on January 1, 2006. No grants have been made since 2003 under the Director Plan. Approximately 7,758 options were outstanding under the Director Plan at December 31, 2007.

Note 16. Employee Stock and Incentive Plans (Continued)

We currently have the following types of share-based awards outstanding:

Non-Qualified Stock Options. The options allow for the purchase of shares of common stock at a price equal to the market value of our common stock at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to ten years following the date of grant. In the case of qualified retirement, death or disability, options vest immediately and the period over which the options can be exercised is three years. Employees have up to three months to exercise vested options upon voluntary termination or involuntary termination without cause. All options are cancelled upon termination for cause. All options vest immediately upon retirement, death, disability or a change of control, as defined in the award agreement. We determine the fair value of options using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options' vesting periods, or the accelerated vesting period if the employee is retirement eligible.

The following assumptions were used in determining the fair value of stock options granted during 2007, under the Black-Scholes option-pricing model:

	2007	2006
Risk-Free Interest Rate	4.8%	4.5%
Expected Life	5 Years	5 Years
Expected Volatility	20%	20%
Dividend Growth Rate	5%	5%

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is estimated based on the historic volatility of our stock and the stock of our peer group companies. We utilize historical option exercise and employee pre-vesting termination data to estimate the option life. The dividend growth rate is based upon historical growth rates in our dividends.

Performance Shares. Under these awards, the number of shares earned is contingent upon attaining specific performance targets over a three-year performance period. In the case of qualified retirement, death or disability during a performance period, a pro-rata portion of the award will be earned at the conclusion of the performance period based on the performance goals achieved. In the case of termination of employment for any reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid based on the greater of actual performance up to the date of the change in control or target performance. The fair value of these awards is equal to the grant date fair value which is estimated based upon the assumed share-based payment three years from the date of grant. Compensation cost is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients.

Employee Stock Purchase Plan (ESPP). Under our ESPP, eligible employees may purchase ALLETE common stock at a 5 percent discount from the market price. Because the discount is not greater than 5 percent, we are not required by SFAS 123R to apply fair value accounting to these awards.

RSOP. Shares held in our RSOP are excluded from SFAS 123R and are accounted for in accordance with the AICPA Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

The following share-based compensation expense amounts were recognized in our consolidated statement of income for the periods presented since our adoption of SFAS 123R.

Share-Based Compensation Expense **For the Year Ended December 31**	**2007**	**2006**
Millions		
Stock Options	$0.8	$0.8
Performance Shares	1.0	1.0
Total Share-Based Compensation Expense	$1.8	$1.8
Income Tax Benefit	$0.7	$0.7

There were no capitalized stock-based compensation costs at December 31, 2007.

As of December 31, 2007, the total unrecognized compensation cost for performance share awards not yet recognized in our statements of income was $1.1 million. This amount is expected to be recognized over a weighted-average period of 1.7 years.

The following table presents the pro forma effect of stock-based compensation had we applied the provisions of SFAS 123 for the year ended December 31, 2005.

Pro Forma Effect of SFAS 123 Accounting for Stock-Based Compensation	2005
Millions Except Per Share Amounts	
Net Income	
As Reported	$13.3
Less: Employee Stock Compensation Expense Determined Under SFAS 123 – Net of Tax	1.5
Plus: Employee Stock Compensation Expense Included in Net Income – Net of Tax	1.5
Pro Forma Net Income	$13.3
Basic Earnings Per Share	
As Reported	$0.49
Pro Forma	$0.49
Diluted Earnings Per Share	
As Reported	$0.48
Pro Forma	$0.48

In the previous table, the pro forma expense determined under SFAS 123 for employee stock options granted was calculated using the Black-Scholes option-pricing model with the following assumptions:

	2005
Risk-Free Interest Rate	3.7%
Expected Life	5 Years
Expected Volatility	20.0%
Dividend Growth Rate	5%

The following table presents information regarding our outstanding stock options for the year ended December 31, 2007.

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term
			Millions	
Outstanding at December 31, 2006	438,351	$37.35	$4.0	7.2 years
Granted	100,702	$48.65		
Exercised	(28,061)	$32.80		
Forfeited	–	–		
Outstanding at December 31, 2007	510,992	$39.83	$(0.1)	6.8 years
Exercisable at December 31, 2007	327,473	$36.43	$1.0	6.0 years
Fair Value of Options Granted During the Year	$8.15			

The weighted-average grant-date fair value of options was $6.92 for 2007 ($6.48 for 2006). The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $0.4 million during 2007 ($0.6 in 2006).

At December 31, 2007, options outstanding consisted of 0.1 million with exercise prices ranging from $18.85 to $29.79, 0.2 million with exercise prices ranging from $37.76 to $41.35 and 0.2 million with exercise prices ranging from $44.15 to $48.65. The options with exercise prices ranging from $18.85 to $29.79 have an average remaining contractual life of 3.8 years; all are exercisable at December 31, 2007, at a weighted average price of $26.70. The options with exercise prices ranging from $37.76 to $41.35 have an average remaining contractual life of 6.6 years; all are exercisable on December 31, 2007, at a weighted average price of $39.92. The options with exercise prices ranging from $44.15 to $48.65 have an average remaining contractual life of 8.5 years; less than 0.1 million are exercisable on December 31, 2007, at a weighted average price of $46.25.

In February 2007, we granted stock options to purchase 0.1 million shares of common stock (exercise price of $48.65 per share).

Schedule II

ALLETE
Valuation and Qualifying Accounts and Reserves

For the Year Ended December 31	Balance at Beginning of Year	Additions: Charged to Income	Additions: Other Changes	Deductions from Reserves *(a)*	Balance at End of Period
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2007 Trade Accounts Receivable	$1.1	$1.0	–	$1.1	$1.0
Finance Receivables – Long-Term	0.2	–	–	–	0.2
2006 Trade Accounts Receivable	1.0	0.7	–	0.6	1.1
Finance Receivables – Long-Term	0.6	–	–	0.4	0.2
2005 Trade Accounts Receivable	1.0	1.1	–	1.1	1.0
Finance Receivables – Long-Term	0.7	–	–	0.1	0.6
Deferred Asset Valuation Allowance					
2007 Deferred Tax Assets	3.6	(0.3)	–	–	3.3
2006 Deferred Tax Assets	4.1	(1.1)	$0.6	–	3.6
2005 Deferred Tax Assets	1.1	3.8	–	0.8	4.1

(a) Includes uncollectible accounts written off.

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

For the Year Ended December 31	2007	2006	2005	2004	2003
Millions Except Ratios					
Income from Continuing Operations Before Minority Interest and Income Taxes	$137.2	$128.2	$19.8	$57.0	$49.5
Less: Minority Interest *(a)*	–	–	–	2.1	2.6
Undistributed Income from Less than 50 percent Owned Equity Investment	3.3	2.3	–	–	2.9
	133.9	125.9	19.8	54.9	44.0
Fixed Charges					
Interest on Long-Term Debt	21.2	22.2	23.1	60.3	70.0
Capitalized Interest	2.0	0.6	0.3	0.7	1.2
Other Interest Charges *(b)*	3.5	5.3	3.5	8.7	4.3
Interest Component of All Rentals *(c)*	1.9	2.0	2.8	3.5	8.0
Total Fixed Charges	28.6	30.1	29.7	73.2	83.5
Earnings Before Income Taxes and Fixed Charges (Excluding Capitalized Interest)	$160.5	$155.4	$49.2	$127.4	$126.3
Ratio of Earnings to Fixed Charges	5.61	5.16	1.66	1.74	1.51

(a) Pre-tax income of subsidiaries that have not incurred fixed charges.
(b) Includes interest expense relating to the adoption of FIN 48 – "Accounting for Uncertainty in Income Taxes."
(c) Represents interest portion of rents estimated at 33 1/3 percent.

Note 16. Employee Stock and Incentive Plans (Continued)

The following table presents the pro forma effect of stock-based compensation had we applied the provisions of SFAS 123 for the year ended December 31, 2005.

Pro Forma Effect of SFAS 123 Accounting for Stock-Based Compensation	**2005**
Millions Except Per Share Amounts	
Net Income	
As Reported	$13.3
Less: Employee Stock Compensation Expense Determined Under SFAS 123 – Net of Tax	1.5
Plus: Employee Stock Compensation Expense Included in Net Income – Net of Tax	1.5
Pro Forma Net Income	$13.3
Basic Earnings Per Share	
As Reported	$0.49
Pro Forma	$0.49
Diluted Earnings Per Share	
As Reported	$0.48
Pro Forma	$0.48

In the previous table, the pro forma expense determined under SFAS 123 for employee stock options granted was calculated using the Black-Scholes option-pricing model with the following assumptions:

	2005
Risk-Free Interest Rate	3.7%
Expected Life	5 Years
Expected Volatility	20.0%
Dividend Growth Rate	5%

The following table presents information regarding our outstanding stock options for the year ended December 31, 2007.

	Number of Options	**Weighted-Average Exercise Price**	**Aggregate Intrinsic Value**	**Weighted-Average Remaining Contractual Term**
			Millions	
Outstanding at December 31, 2006	438,351	$37.35	$4.0	7.2 years
Granted	100,702	$48.65		
Exercised	(28,061)	$32.80		
Forfeited	–	–		
Outstanding at December 31, 2007	510,992	$39.83	$(0.1)	6.8 years
Exercisable at December 31, 2007	327,473	$36.43	$1.0	6.0 years
Fair Value of Options Granted During the Year	$8.15			

The weighted-average grant-date fair value of options was $6.92 for 2007 ($6.48 for 2006). The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $0.4 million during 2007 ($0.6 in 2006).

At December 31, 2007, options outstanding consisted of 0.1 million with exercise prices ranging from $18.85 to $29.79, 0.2 million with exercise prices ranging from $37.76 to $41.35 and 0.2 million with exercise prices ranging from $44.15 to $48.65. The options with exercise prices ranging from $18.85 to $29.79 have an average remaining contractual life of 3.8 years; all are exercisable at December 31, 2007, at a weighted average price of $26.70. The options with exercise prices ranging from $37.76 to $41.35 have an average remaining contractual life of 6.6 years; all are exercisable on December 31, 2007, at a weighted average price of $39.92. The options with exercise prices ranging from $44.15 to $48.65 have an average remaining contractual life of 8.5 years; less than 0.1 million are exercisable on December 31, 2007, at a weighted average price of $46.25.

In February 2007, we granted stock options to purchase 0.1 million shares of common stock (exercise price of $48.65 per share).

Note 16. Employee Stock and Incentive Plans (Continued)

Performance Shares. The following table presents information regarding our nonvested performance shares for the year ended December 31, 2007.

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2006	71,004	$45.39
Granted	23,974	$54.48
Awarded	(24,714)	$42.80
Forfeited	(3,299)	$49.70
Nonvested at December 31, 2007	66,965	$49.39

Less than 0.1 million performance share grants were awarded in February 2007 for performance periods ending in 2009. The ultimate issuance is contingent upon the attainment of certain future performance goals of ALLETE during the performance periods. The grant date fair value of the performance share awards was $1.1 million.

Less than 0.1 million performance share grants were awarded in February 2006 for the performance periods ending in 2007. The grant date fair value of the share awards was $1.0 million. Performance share grants related to the 2007 period will be issued in early 2008.

Note 17. Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter Ended		Mar. 31	Jun. 30	Sept. 30	Dec. 31
Millions Except Earnings Per Share					
2007					
Operating Revenue		$205.3	$223.3	$200.8	$212.3
Operating Income from Continuing Operations		$41.3	$33.9	$24.7	$33.8
Income from Continuing Operations		$26.3	$22.6	$16.5	$22.2
Net Income		$26.3	$22.6	$16.5	$22.2
Earnings Per Share of Common Stock					
Basic	Continuing Operations	$0.93	$0.80	$0.58	$0.78
Diluted	Continuing Operations	$0.93	$0.80	$0.58	$0.77
2006					
Operating Revenue		$192.5	$178.3	$199.1	$197.2
Operating Income from Continuing Operations		$36.4	$26.3	$38.7	$39.3
Income from	Continuing Operations	$18.8	$13.6	$21.9	$23.0
Loss from	Discontinued Operations	–	(0.4)	(0.1)	(0.4)
Net Income		$18.8	$13.2	$21.8	$22.6
Earnings (Loss) Per Share of Common Stock					
Basic	Continuing Operations	$0.68	$0.50	$0.78	$0.82
	Discontinued Operations	–	(0.02)	–	(0.01)
		$0.68	$0.48	$0.78	$0.81
Diluted	Continuing Operations	$0.68	$0.49	$0.78	$0.82
	Discontinued Operations	–	(0.02)	–	(0.01)
		$0.68	$0.47	$0.78	$0.81

ALLETE
Valuation and Qualifying Accounts and Reserves

For the Year Ended December 31	Balance at Beginning of Year	Additions Charged to Income	Additions Other Changes	Deductions from Reserves *(a)*	Balance at End of Period
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2007 Trade Accounts Receivable	$1.1	$1.0	–	$1.1	$1.0
Finance Receivables – Long-Term	0.2	–	–	–	0.2
2006 Trade Accounts Receivable	1.0	0.7	–	0.6	1.1
Finance Receivables – Long-Term	0.6	–	–	0.4	0.2
2005 Trade Accounts Receivable	1.0	1.1	–	1.1	1.0
Finance Receivables – Long-Term	0.7	–	–	0.1	0.6
Deferred Asset Valuation Allowance					
2007 Deferred Tax Assets	3.6	(0.3)	–	–	3.3
2006 Deferred Tax Assets	4.1	(1.1)	$0.6	–	3.6
2005 Deferred Tax Assets	1.1	3.8	–	0.8	4.1

(a) *Includes uncollectible accounts written off.*

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

For the Year Ended December 31	2007	2006	2005	2004	2003
Millions Except Ratios					
Income from Continuing Operations Before Minority Interest and Income Taxes	$137.2	$128.2	$19.8	$57.0	$49.5
Less: Minority Interest *(a)*	–	–	–	2.1	2.6
Undistributed Income from Less than 50 percent Owned Equity Investment	3.3	2.3	–	–	2.9
	133.9	125.9	19.8	54.9	44.0
Fixed Charges					
Interest on Long-Term Debt	21.2	22.2	23.1	60.3	70.0
Capitalized Interest	2.0	0.6	0.3	0.7	1.2
Other Interest Charges *(b)*	3.5	5.3	3.5	8.7	4.3
Interest Component of All Rentals *(c)*	1.9	2.0	2.8	3.5	8.0
Total Fixed Charges	28.6	30.1	29.7	73.2	83.5
Earnings Before Income Taxes and Fixed Charges (Excluding Capitalized Interest)	$160.5	$155.4	$49.2	$127.4	$126.3
Ratio of Earnings to Fixed Charges	5.61	5.16	1.66	1.74	1.51

(a) *Pre-tax income of subsidiaries that have not incurred fixed charges.*
(b) *Includes interest expense relating to the adoption of FIN 48 – "Accounting for Uncertainty in Income Taxes."*
(c) *Represents interest portion of rents estimated at 33 1/3 percent.*

ALLETE Common Stock Performance

The following graph compares ALLETE's cumulative Total Shareholder Return on its common stock with the cumulative return of the S&P 500 Index and the Philadelphia Stock Exchange Utility Index (Philadelphia Utility Index). The S&P 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Because this composite index has a broad industry base, its performance may not closely track that of a composite index comprised solely of electric utilities. The Philadelphia Utility Index is a capitalization-weighted index of 20 utility companies involved in the production of electrical energy.

The calculations assume a $100 investment on December 31, 2002, and reinvestment of dividends. The calculations further assume that the shares of ADESA common stock received by ALLETE shareholders in connection with the September 20, 2004, spin-off of ADESA were immediately sold and the proceeds invested in additional ALLETE common stock.

Total Shareholder Return for the

Five Years Ending December 31, 2007


$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
ALLETE
S&P 500 Index
Philadelphia Utility Index

	2002	2003	2004	2005	2006	2007
ALLETE	$100	$141	$151	$186	$203	$180
S&P 500 Index	$100	$129	$143	$150	$173	$183
Philadelphia Utility Index	$100	$125	$157	$186	$223	$265

Officers of ALLETE and its Principal Subsidiaries

For a current listing of the officers of ALLETE and its principal subsidiaries, visit our Website at www.allete.com.

Investor Governance

Shareholder Information and Assistance

For shareholder information and assistance, write or call Shareholder Services at our corporate headquarters.

ALLETE Shareholder Services
30 West Superior Street
Duluth, MN 55802-2093
Toll-free phone: 800-535-3056
Duluth area number: 218-723-3974
Fax: 218-720-2502
E-mail: shareholder@allete.com

Invest Direct

ALLETE offers Invest Direct—a multi-featured direct stock purchase and dividend reinvestment plan. For information, contact ALLETE Shareholder Services.

Analyst Inquiries

Security analysts seeking information about us may contact one of the following:

Timothy J. Thorp
Vice President – Investor Relations
Phone: 218-723-3953
Fax: 218-720-2507
E-mail: tthorp@allete.com

Vincent J. Meyer
Investor Relations Manager
Phone: 218-723-3952
Fax: 218-720-2507
E-mail: vmeyer@allete.com

Annual Meeting

Our Annual Meeting of Shareholders is held the second Tuesday in May. Shareholders are invited to attend the 2008 Annual Meeting, beginning at 10:30 a.m., May 13, at the Duluth Entertainment and Convention Center, 350 Harbor Drive, Duluth, MN.

Corporate Website

www.allete.com

Stock Exchange Listings

ALLETE common stock is listed on the New York Stock Exchange under the symbol ALE and our CUSIP number is 018522300. Price quotes on our common stock may be found in many newspapers under the New York Stock Exchange composite transaction listing or at various Internet sites.

Transfer Agents and Registrars for Common Stock

ALLETE, Duluth, MN
Wells Fargo Bank, N.A., South St. Paul, MN

Common Stock Dividend Payment Dates

March 1, June 1, September 1 and December 1

Annual Report

This Annual Report and Form 10-K, and the financial statements contained herein, are submitted for the general information of our shareholders and not in connection with the sale or offer for sale of, or solicitation of an offer to buy, any securities. A copy of this Annual Report and Form 10-K will be furnished without charge to any shareholder upon written request to the address listed above.

We have included as Exhibit 31(a) and 31(b) to our 2007 Form 10-K, filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of ALLETE certifying the quality of ALLETE's public disclosure. We have also submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of ALLETE certifying that he is not aware of any violation by ALLETE of New York Stock Exchange corporate governance listing standards.

The ALLETE Annual Report and Form 10-K was printed on premium coated paper manufactured by Sappi Fine Paper North America. Sappi's Cloquet Mill is served with electricity by Minnesota Power. ALLETE is proud to use the high quality product of a valued customer in this report.

Exhibit Index

Exhibit Number

4(a)3	-	Twenty-Seventh Supplemental Indenture, dated as of February 1, 2008, between ALLETE and The Bank of New York and Douglas J. MacInnes, as Trustees.
4(c)3	-	Ninth Supplemental Indenture, dated as of October 1, 2007, between Superior Water, Light and Power Company and U.S. Bank National Association, as Trustees.
4(c)4	-	Tenth Supplemental Indenture, dated as of October 1, 2007, between Superior Water, Light and Power Company and U.S. Bank National Association, as Trustees.
10(m)10	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2008.
10(q)	-	ALLETE Change of Control Severance Pay Plan Effective February 13, 2008.
12	-	Computation of Ratios of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23(a)	-	Consent of Independent Registered Public Accounting Firm.
23(b)	-	Consent of General Counsel.
31(a)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	-	ALLETE News Release dated February 15, 2008, announcing earnings for the year ended December 31, 2007. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

ALLETE, Inc.
(formerly Minnesota Power & Light Company
and formerly Minnesota Power, Inc.)

TO

THE BANK OF NEW YORK
(formerly Irving Trust Company)

AND

DOUGLAS J. MACINNES

(successor to Richard H. West, J. A. Austin,
E. J. McCabe, D. W. May, J. A. Vaughan and W. T. Cunningham)

As Trustees under ALLETE, Inc.'s
Mortgage and Deed of Trust dated as of
September 1, 1945

Twenty-seventh Supplemental Indenture

Providing, among other things, for

First Mortgage Bonds, 4.86% Series due April 1, 2013

(Thirty-third Series)

Dated as of February 1, 2008

EXECUTED IN 50 COUNTERPARTS
OF WHICH THIS IS COUNTERPART
NO. 38

TWENTY-SEVENTH SUPPLEMENTAL INDENTURE

THIS INDENTURE, dated as of February 1, 2008, by and between ALLETE, INC. (formerly Minnesota Power & Light Company and formerly Minnesota Power, Inc.), a corporation of the State of Minnesota, whose post office address is 30 West Superior Street, Duluth, Minnesota 55802 (hereinafter sometimes called the "Company"), and THE BANK OF NEW YORK (formerly Irving Trust Company), a corporation of the State of New York, whose post office address is 101 Barclay Street, New York, New York 10286 (hereinafter sometimes called the "Corporate Trustee"), and DOUGLAS J. MACINNES (successor to Richard H. West, J. A. Austin, E. J. McCabe, D. W. May, J. A. Vaughan and W. T. Cunningham), whose post office address is 1784 W. McGalliard Avenue, Hamilton, New Jersey 08610 (said Douglas J. MacInnes being hereinafter sometimes called the "Co-Trustee" and the Corporate Trustee and the Co-Trustee being hereinafter together sometimes called the "Trustees"), as Trustees under the Mortgage and Deed of Trust, dated as of September 1, 1945, between the Company and Irving Trust Company and Richard H. West, as Trustees, securing bonds issued and to be issued as provided therein (hereinafter sometimes called the "Mortgage"), reference to which Mortgage is hereby made, this indenture (hereinafter sometimes called the "Twenty-seventh Supplemental Indenture") being supplemental thereto:

WHEREAS, the Mortgage was filed and recorded in various official records in the State of Minnesota; and

WHEREAS, an instrument, dated as of October 16, 1957, was executed and delivered under which J. A. Austin succeeded Richard H. West as Co-Trustee under the Mortgage, and such instrument was filed and recorded in various official records in the State of Minnesota; and

WHEREAS, an instrument, dated as of April 4, 1967, was executed and delivered under which E. J. McCabe in turn succeeded J. A. Austin as Co-Trustee under the Mortgage, and such instrument was filed and recorded in various official records in the State of Minnesota; and

WHEREAS, under the Sixth Supplemental Indenture, dated as of August 1, 1975, to which reference is hereinafter made, D. W. May in turn succeeded E. J. McCabe as Co-Trustee under the Mortgage; and

WHEREAS, an instrument, dated as of June 25, 1984, was executed and delivered under which J. A. Vaughan in turn succeeded D. W. May as Co-Trustee under the Mortgage, and such instrument was filed and recorded in various official records in the State of Minnesota; and

WHEREAS, an instrument, dated as of July 27, 1988, was executed and delivered under which W. T. Cunningham in turn succeeded J. A. Vaughan as Co-Trustee under the Mortgage, and such instrument was filed and recorded in various official records in the State of Minnesota; and

WHEREAS, on May 12, 1998, the Company filed Amended and Restated Articles of Incorporation with the Secretary of State of the State of Minnesota changing its name from Minnesota Power & Light Company to Minnesota Power, Inc. effective May 27, 1998; and

WHEREAS, an instrument, dated as of April 15, 1999, was executed and delivered under which Douglas J. MacInnes in turn succeeded W. T. Cunningham as Co-Trustee under the Mortgage, and such instrument was filed and recorded in various official records in the State of Minnesota; and

WHEREAS, on May 8, 2001, the Company filed Amended and Restated Articles of Incorporation with the Secretary of State of the State of Minnesota changing its name from Minnesota Power, Inc. to ALLETE, Inc.; and

WHEREAS, by the Mortgage the Company covenanted, among other things, that it would execute and deliver such supplemental indenture or indentures and such further instruments and do such further acts as might be necessary or proper to carry out more effectually the purposes of the Mortgage and to make subject to the lien of the Mortgage any property thereafter acquired and intended to be subject to the lien thereof; and

WHEREAS, for said purposes, among others, the Company executed and delivered the following indentures supplemental to the Mortgage:

Designation	Dated as of
First Supplemental Indenture	March 1, 1949
Second Supplemental Indenture	July 1, 1951
Third Supplemental Indenture	March 1, 1957
Fourth Supplemental Indenture	January 1, 1968
Fifth Supplemental Indenture	April 1, 1971
Sixth Supplemental Indenture	August 1, 1975
Seventh Supplemental Indenture	September 1, 1976
Eighth Supplemental Indenture	September 1, 1977
Ninth Supplemental Indenture	April 1, 1978
Tenth Supplemental Indenture	August 1, 1978
Eleventh Supplemental Indenture	December 1, 1982
Twelfth Supplemental Indenture	April 1, 1987
Thirteenth Supplemental Indenture	March 1, 1992
Fourteenth Supplemental Indenture	June 1, 1992
Fifteenth Supplemental Indenture	July 1, 1992
Sixteenth Supplemental Indenture	July 1, 1992
Seventeenth Supplemental Indenture	February 1, 1993
Eighteenth Supplemental Indenture	July 1, 1993
Nineteenth Supplemental Indenture	February 1, 1997
Twentieth Supplemental Indenture	November 1, 1997
Twenty-first Supplemental Indenture	October 1, 2000
Twenty-second Supplemental Indenture	July 1, 2003
Twenty-third Supplemental Indenture	August 1, 2004
Twenty-fourth Supplemental Indenture	March 1, 2005
Twenty-fifth Supplemental Indenture	December 1, 2005

Designation	Dated as of
Twenty-sixth Supplemental Indenture	October 1, 2006

which supplemental indentures were filed and recorded in various official records in the State of Minnesota; and

WHEREAS, the Company has heretofore issued, in accordance with the provisions of the Mortgage, as heretofore supplemented, the following series of First Mortgage Bonds:

Series	Principal Amount Issued	Principal Amount Outstanding
3-1/8% Series due 1975	$26,000,000	None
3-1/8% Series due 1979	4,000,000	None
3-5/8% Series due 1981	10,000,000	None
4-3/4% Series due 1987	12,000,000	None
6-1/2% Series due 1998	18,000,000	None
8-1/8% Series due 2001	23,000,000	None
10-1/2% Series due 2005	35,000,000	None
8.70% Series due 2006	35,000,000	None
8.35% Series due 2007	50,000,000	None
9-1/4% Series due 2008	50,000,000	None
Pollution Control Series A	111,000,000	None
Industrial Development Series A	2,500,000	None
Industrial Development Series B	1,800,000	None
Industrial Development Series C	1,150,000	None
Pollution Control Series B	13,500,000	None
Pollution Control Series C	2,000,000	None
Pollution Control Series D	3,600,000	None
7-3/4% Series due 1994	55,000,000	None
7-3/8% Series due March 1, 1997	60,000,000	None
7-3/4% Series due June 1, 2007	55,000,000	None
7-1/2% Series due August 1, 2007	35,000,000	None
Pollution Control Series E	111,000,000	None
7% Series due March 1, 2008	50,000,000	None
6-1/4% Series due July 1, 2003	25,000,000	None
7% Series due February 15, 2007	60,000,000	None
6.68% Series due November 15, 2007	20,000,000	None
Floating Rate Series due October 20, 2003	250,000,000	None
Collateral Series A	255,000,000	None
Pollution Control Series F	111,000,000	111,000,000
5.28% Series due August 1, 2020	35,000,000	35,000,000
5.69% Series due March 1, 2036	50,000,000	50,000,000
5.99% Series due February 1, 2027	60,000,000	60,000,000

which bonds are also hereinafter sometimes called bonds of the First through Thirty-second Series, respectively; and

WHEREAS, Section 8 of the Mortgage provides that the form of each series of bonds (other than the First Series) issued thereunder and of coupons to be attached to coupon bonds of such series shall be established by Resolution of the Board of Directors of the Company and that the form of such series, as established by said Board of Directors, shall specify the descriptive title of the bonds and various other terms thereof, and may also contain such provisions not inconsistent with the provisions of the Mortgage as the Board of Directors may, in its discretion, cause to be inserted therein expressing or referring to the terms and conditions upon which such bonds are to be issued and/or secured under the Mortgage; and

WHEREAS, Section 120 of the Mortgage provides, among other things, that any power, privilege or right expressly or impliedly reserved to or in any way conferred upon the Company by any provision of the Mortgage, whether such power, privilege or right is in any way restricted or is unrestricted, may (to the extent permitted by law) be in whole or in part waived or surrendered or subjected to any restriction if at the time unrestricted or to additional restriction if already restricted, and the Company may enter into any further covenants, limitations or restrictions for the benefit of any one or more series of bonds issued thereunder, or the Company may cure any ambiguity contained therein, or in any supplemental indenture, or may establish the terms and provisions of any series of bonds (other than said First Series) by an instrument in writing executed and acknowledged by the Company in such manner as would be necessary to entitle a conveyance of real estate to record in all of the states in which any property at the time subject to the lien of the Mortgage shall be situated; and

WHEREAS, the Company now desires to create a new series of bonds and (pursuant to the provisions of Section 120 of the Mortgage) to add to its covenants and agreements contained in the Mortgage, as heretofore supplemented, certain other covenants and agreements to be observed by it and to alter and amend in certain respects the covenants and provisions contained in the Mortgage, as heretofore supplemented; and

WHEREAS, the execution and delivery by the Company of this Twenty-seventh Supplemental Indenture, and the terms of the bonds of the Thirty-third Series, hereinafter referred to, have been duly authorized by the Board of Directors of the Company by appropriate resolutions of said Board of Directors;

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That the Company, in consideration of the premises and of One Dollar to it duly paid by the Trustees at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, and in further evidence of assurance of the estate, title and rights of the Trustees and in order further to secure the payment of both the principal of and interest and premium, if any, on the bonds from time to time issued under the Mortgage, as heretofore supplemented, according to their tenor and effect and the performance of all the provisions of the Mortgage (including any instruments supplemental thereto and any modification made as in the Mortgage provided) and of said bonds, hereby grants, bargains, sells, releases, conveys, assigns, transfers, mortgages, pledges, sets over and confirms (subject, however, to Excepted Encumbrances) unto THE BANK OF NEW YORK and DOUGLAS J. MACINNES, as Trustees under the Mortgage, and to their successor or successors in said trust, and to said Trustees and their successors and assigns forever, all property, real, personal and mixed, of the kind or nature specifically mentioned in the Mortgage, as heretofore supplemented, or of any other kind or nature acquired by the Company after the date of the execution and delivery of the Mortgage, as heretofore supplemented (except any herein or in the Mortgage, as heretofore supplemented, expressly excepted), now owned or, subject to the provisions of subsection (I) of Section 87 of the Mortgage, hereafter acquired by the Company (by purchase, consolidation, merger, donation, construction, erection or in any other way) and wheresoever situated, including (without in anywise limiting or impairing by the enumeration of the same the scope and intent of the foregoing or of any general description contained in this Twenty-seventh Supplemental Indenture) all lands, power sites, flowage rights, water rights, water locations, water appropriations, ditches, flumes, reservoirs, reservoir sites, canals, raceways, dams, dam sites, aqueducts, and all other rights or means for appropriating, conveying, storing and supplying water; all rights of way and roads; all plants for the generation of electricity by steam, water and/or other power; all power houses, gas plants, street lighting systems, standards and other equipment incidental thereto, telephone, radio and television systems, air-conditioning systems and equipment incidental thereto, water works, water systems, steam heat and hot water plants, substations, lines, service and supply systems, bridges, culverts, tracks, ice or refrigeration plants and equipment, offices, buildings and other structures and the equipment thereof; all machinery, engines, boilers, dynamos, electric, gas and other machines, regulators, meters, transformers, generators, motors, electrical, gas and mechanical appliances, conduits, cables, water, steam heat, gas or other pipes, gas mains and pipes, service pipes, fittings, valves and connections, pole and transmission lines, wires, cables, tools, implements, apparatus, furniture and chattels; all municipal and other franchises, consents or permits; all lines for the transmission and distribution of electric current, gas, steam heat or water for any purpose including towers, poles, wires, cables, pipes, conduits, ducts and all apparatus for use in connection therewith; all real estate, lands, easements, servitudes, licenses, permits, franchises, privileges, rights of way and other rights in or relating to real estate or the occupancy of the same and (except as herein or in the Mortgage, as heretofore supplemented, expressly excepted) all the right, title and interest of the Company in and to all other property of any kind or nature appertaining to and/or used and/or occupied and/or enjoyed in connection with any property hereinbefore or in the Mortgage, as heretofore supplemented, described.

TOGETHER WITH all and singular the tenements, hereditaments, prescriptions, servitudes and appurtenances belonging or in anywise appertaining to the aforesaid property or any part thereof, with the reversion and reversions, remainder and remainders and (subject to the provisions of Section 57 of the Mortgage) the tolls, rents, revenues, issues, earnings, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and franchises and every part and parcel thereof.

IT IS HEREBY AGREED by the Company that, subject to the provisions of subsection (I) of Section 87 of the Mortgage, all the property, rights, and franchises acquired by the Company (by purchase, consolidation, merger, donation, construction, erection or in any other way) after the date hereof, except any herein or in the Mortgage, as heretofore supplemented, expressly excepted, shall be and are as fully granted and conveyed hereby and by the Mortgage and as fully embraced within the lien hereof and the lien of the Mortgage as if such property, rights and franchises were now owned by the Company and were specifically described herein or in the Mortgage and conveyed hereby or thereby.

PROVIDED that the following are not and are not intended to be now or hereafter granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, hypothecated, affected, pledged, set over or confirmed hereunder and are hereby expressly excepted from the lien and operation of this Twenty-seventh Supplemental Indenture and from the lien and operation of the Mortgage, namely: (1) cash, shares of stock, bonds, notes and other obligations and other securities not hereafter specifically pledged, paid, deposited, delivered or held under the Mortgage or covenanted so to be; (2) merchandise, equipment, apparatus, materials or supplies held for the purpose of sale or other disposition in the usual course of business; fuel, oil and similar materials and supplies consumable in the operation of any of the properties of the Company; all aircraft, rolling stock, trolley coaches, buses, motor coaches, automobiles and other vehicles and materials and supplies held for the purpose of repairing or replacing (in whole or part) any of the same; all timber, minerals, mineral rights and royalties; (3) bills, notes and accounts receivable, judgments, demands and choses in action, and all contracts, leases and operating agreements not specifically pledged under the Mortgage or covenanted so to be; the Company's contractual rights or other interest in or with respect to tires not owned by the Company; (4) the last day of the term of any lease or leasehold which may hereafter become subject to the lien of the Mortgage; (5) electric energy, gas, steam, ice, and other materials or products generated, manufactured, produced or purchased by the Company for sale, distribution or use in the ordinary course of its business; and (6) the Company's franchise to be a corporation; provided, however, that the property and rights expressly excepted from the lien and operation of this Twenty-seventh Supplemental Indenture and from the lien and operation of the Mortgage in the above subdivisions (2) and (3) shall (to the extent permitted by law) cease to be so excepted in the event and as of the date that either or both of the Trustees or a receiver or trustee shall enter upon and take possession of the Mortgaged and Pledged Property in the manner provided in Article XIII of the Mortgage by reason of the occurrence of a Default as defined in Section 65 thereof.

TO HAVE AND TO HOLD all such properties, real, personal and mixed, granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed by the Company as aforesaid, or intended so to be, unto the Trustees and their successors and assigns forever.

IN TRUST NEVERTHELESS, for the same purposes and upon the same terms, trusts and conditions and subject to and with the same provisos and covenants as are set forth in the Mortgage, as supplemented, this Twenty-seventh Supplemental Indenture being supplemental thereto.

AND IT IS HEREBY COVENANTED by the Company that all the terms, conditions, provisos, covenants and provisions contained in the Mortgage, as heretofore supplemented, shall affect and apply to the property hereinbefore described and conveyed and to the estate, rights, obligations and duties of the Company and Trustees and the beneficiaries of the trust with respect to said property, and to the Trustees and their successors in the trust in the same manner and with the same effect as if said property had been owned by the Company at the time of the execution of the Mortgage, and had been specifically and at length described in and conveyed to said Trustees by the Mortgage as a part of the property therein stated to be conveyed.

The Company further covenants and agrees to and with the Trustees and their successors in said trust under the Mortgage as follows:

ARTICLE I
Thirty-third Series of Bonds

SECTION 1. There shall be a series of bonds designated "4.86% Series due April 1, 2013" (herein sometimes referred to as the "Thirty-third Series"), each of which shall also bear the descriptive title "First Mortgage Bond", and the form thereof, which shall be established by Resolution of the Board of Directors of the Company, shall contain suitable provisions with respect to the matters hereinafter in this Section specified. Bonds of the Thirty-third Series shall be dated as in Section 10 of the Mortgage provided, mature on April 1, 2013, be issued as fully registered bonds in denominations of One Thousand Dollars and, at the option of the Company, in any multiple or multiples of One Thousand Dollars (the exercise of such option to be evidenced by the execution and delivery thereof) and bear interest (computed on the basis of a 360-day year of twelve thirty-day months) at the rate of 4.86% per annum, payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2008, the principal of and interest on each said bond to be payable at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts.

(I) **Optional Prepayment.** The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the bonds of the Thirty-third Series at 100% of the principal amount so prepaid, and the Make-Whole Amount determined for the Settlement Date specified by the Company in such notice with respect to such principal amount. The Company will give each registered owner of Bonds of the Thirty-third Series written notice (by first class mail or such other method as may be agreed upon by the Company and such registered owner) of each optional prepayment under this subsection (I) mailed or otherwise given not less than 30 days and not more than 60 days prior to the date fixed for such prepayment, to each such registered owner at his, her or its last address appearing on the registry books. Each such notice shall specify the Settlement Date (which shall be a Business Day), the aggregate principal amount of the bonds of the Thirty-third Series to be prepaid on such date, the principal amount of each bond held by such registered owner to be prepaid (determined in accordance with subsection (II) of this section), and the interest to be paid on the Settlement Date with respect to such principal amount being prepaid, and shall be accompanied by a certificate signed by a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such Settlement Date, the Company shall send to each registered owner of bonds of the Thirty-third Series (by first class mail or by such other method as may be agreed upon by the Company and such registered owner) a certificate signed by a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified Settlement Date. As promptly as practicable after the giving of the notice and the sending of the certificates provided in this subsection, the Company shall provide a copy of each to the Corporate Trustee. The Trustees shall be under no duty to inquire into, may conclusively presume the correctness of, and shall be fully protected in relying upon the information set forth in any such notice or certificate. The bonds of the Thirty-third Series are not otherwise subject to voluntary or optional prepayment.

(II) **Allocation of Partial Prepayments.** In the case of each partial prepayment of the bonds of the Thirty-third Series, the principal amount of the Bonds of the Thirty-third Series to be prepaid shall be allocated by the Company among all of the Bonds of the Thirty-third Series at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

(III) **Maturity; Surrender, Etc.** In the case of each notice of prepayment of bonds of the Thirty-third Series pursuant to this section, if cash sufficient to pay the principal amount to be prepaid on the Settlement Date (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any, is not paid as agreed upon by the Company and each registered owner of the affected bonds, or, to the extent that there is no such agreement entered into with one or more such owners, deposited with the Corporate Trustee on or before the Settlement Date, then such notice of prepayment shall be of no effect. If such cash is so paid or deposited, such principal amount of the bonds of the Thirty-third Series shall be deemed paid for all purposes and interest on such principal amount shall cease to accrue. In case the Company pays any registered owner pursuant to an agreement with that registered owner, the Company shall notify the Corporate Trustee as promptly as practicable of such agreement and payment, and shall furnish the Corporate Trustee with a copy of such agreement; in case the Company deposits any cash with the Corporate Trustee, the Company shall provide therewith a list of the registered owners and the amount of such cash each registered owner is to receive. The Trustees shall be under no duty to inquire into, may conclusively presume the correctness of, and shall be fully protected in relying upon the information set forth in any such notice, list or agreement, and shall not be chargeable with knowledge of any of the contents of any such agreement. Any bond prepaid in full shall be surrendered to the Company or the Corporate Trustee for cancellation on or before the Settlement Date or, with respect to cash deposited with the Corporate Trustee, before payment of such cash by the Corporate Trustee; any bond prepaid in part shall be surrendered to the Company or the Corporate Trustee on or before the Settlement Date (unless otherwise agreed between the Company and the registered owner) or, with respect to cash deposited with Corporate Trustee before payment of such cash by the Corporate Trustee, for a substitute bond in the principal amount remaining unpaid.

(IV) **Make-Whole Amount.**

"Make-Whole Amount" means, with respect to any bond of the Thirty-third Series, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such bond of the Thirty-third Series over the amount of such Called

Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

"Business Day" means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

"Called Principal" means, with respect to any bond of the Thirty-third Series, the principal of such bond that is to be prepaid pursuant to subsection (I) of this section.

"Discounted Value" means, with respect to the Called Principal of any bond of the Thirty-third Series, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the bonds of the Thirty-third Series is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"Reinvestment Yield" means, with respect to the Called Principal of any bond of the Thirty-third Series, 0.5% over the yield to maturity implied by (i) the yields reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page PX1" (or such other display as may replace Page PX1 on Bloomberg Financial Markets ("Bloomberg") or, if Page PX1 (or its successor screen on Bloomberg) is unavailable, the Telerate Access Service screen which corresponds most closely to Page PX1 for the most recently issued actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the maturity closest to and greater than such Remaining Average Life and (2) the actively traded U.S. Treasury security with the maturity closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable bond of the Thirty-third Series.

"Remaining Average Life" means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Bond of the Thirty-third Series, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Bonds of the Thirty-third Series, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to subsection (I) of this section.

"Settlement Date" means, with respect to the Called Principal of any Bond of the Thirty-third Series, the date on which such Called Principal is to be prepaid pursuant to subsection (I) of this section.

"Senior Financial Officer" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

(V) At the option of the registered owner, any bonds of the Thirty-third Series, upon surrender thereof for cancellation at the office or agency of the Company in the Borough of Manhattan, The City of New York, together with a written instrument of transfer wherever required by the Company duly executed by the registered owner or by his duly authorized attorney, shall (subject to the provisions of Section 12 of the Mortgage) be exchangeable for a like aggregate principal amount of bonds of the same series of other authorized denominations.

Bonds of the Thirty-third Series shall be transferable (subject to the provisions of Section 12 of the Mortgage) at the office or agency of the Company in the Borough of Manhattan, The City of New York. The Company shall not be required to make transfers or exchanges of bonds of the Thirty-third Series for a period of ten (10) days next preceding any designation of bonds of said series to be prepaid, and the Company shall not be required to make transfers or exchanges of any bonds of said series designated in whole or in part for prepayment.

Upon any exchange or transfer of bonds of the Thirty-third Series, the Company may make a charge therefor sufficient to reimburse it for any tax or taxes or other governmental charge, as provided in Section 12 of the Mortgage, but the Company hereby waives any right to make a charge in addition thereto for any exchange or transfer of bonds of the Thirty-third Series.

After the delivery of this Twenty-Seventh Supplemental Indenture and upon compliance with the applicable provisions of the Mortgage and receipt of consideration therefor by the Company, there shall be an initial issue of bonds of the Thirty-third Series for the aggregate principal amount of $60,000,000.

ARTICLE II
Reservation of Right to Amend the Mortgage

SECTION 1. The Company reserves the right, without any vote, consent or other action by the holders of Bonds of the Thirty-third Series or any subsequent series, to amend the Mortgage, as herein or heretofore supplemented as follows:

(A) By deleting the words "having its principal office and place of business in the Borough of Manhattan, The City of New York" from Section 35(a).

(B) By adding the following at the end of the first sentence of Section 101:

> "; provided however, that if all of the bonds at that time Outstanding are registered as to principal and interest or as to principal only, such notice shall be sufficiently given if mailed, postage prepaid to each such registered owner of bonds at his/her last address appearing on the registry books, on or before the date of on which the first publication of such notice would otherwise have been required."

ARTICLE III
Miscellaneous Provisions

SECTION 1. Section 126 of the Mortgage, as heretofore amended, is hereby further amended by adding the words "and April 1, 2013," after the words "and February 1, 2027."

SECTION 2. Subject to the amendments provided for in this Twenty-seventh Supplemental Indenture, the terms defined in the Mortgage, as heretofore supplemented, shall, for all purposes of this Twenty-seventh Supplemental Indenture, have the meanings specified in the Mortgage, as heretofore supplemented.

SECTION 3. The holders of bonds of the Thirty-third Series consent that the Company may, but shall not be obligated to, fix a record date for the purpose of determining the holders of bonds of the Thirty-third Series entitled to consent to any amendment, supplement or waiver. If a record date is fixed, those persons who were holders at such record date (or their duly designated proxies), and only those persons, shall be entitled to consent to such amendment, supplement or waiver or to revoke any consent previously given, whether or not such persons continue to be holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

SECTION 4. The Trustees hereby accept the trusts herein declared, provided, created or supplemented and agree to perform the same upon the terms and conditions herein and in the Mortgage set forth and upon the following terms and conditions:

The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Twenty-seventh Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made by the Company solely. In general, each and every term and condition contained in Article XVII of the Mortgage shall apply to and form part of this Twenty-seventh Supplemental Indenture with the same force and effect as if the same were herein set forth in full with such omissions, variations and insertions, if any, as may be appropriate to make the same conform to the provisions of this Twenty-seventh Supplemental Indenture.

SECTION 5. Whenever in this Twenty-seventh Supplemental Indenture any party hereto is named or referred to, this shall, subject to the provisions of Articles XVI and XVII of the Mortgage, as heretofore supplemented, be deemed to include the successors or assigns of such party, and all the covenants and agreements in this Twenty-seventh Supplemental Indenture contained by or on behalf of the Company, or by or on behalf of the Trustees shall, subject as aforesaid, bind and inure to the benefit of the respective successors and assigns of such party whether so expressed or not.

SECTION 6. Nothing in this Twenty-seventh Supplemental Indenture, expressed or implied, is intended, or shall be construed, to confer upon, or give to, any person, firm or corporation, other than the parties hereto and the holders of the bonds and coupons Outstanding under the Mortgage, any right, remedy, or claim under or by reason of this Twenty-seventh Supplemental Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all the covenants, conditions, stipulations, promises and agreements in this Twenty-seventh Supplemental Indenture contained by and on behalf of the Company shall be for the sole and exclusive benefit of the parties hereto, and of the holders of the bonds and of the coupons Outstanding under the Mortgage.

SECTION 7. This Twenty-seventh Supplemental Indenture shall be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

SECTION 8. The Company, the mortgagor named herein, by its execution hereof acknowledges receipt of a full, true and complete copy of this Twenty-seventh Supplemental Indenture.

IN WITNESS WHEREOF, ALLETE, Inc. has caused its corporate name to be hereunto affixed, and this instrument to be signed and sealed by its President, one of its Vice Presidents, or its Treasurer, and its corporate seal to be attested by its Secretary or one of its Assistant Secretaries for and in its behalf, all in the City of Duluth, Minnesota, and The Bank of New York has caused its corporate name to be hereunto affixed, and this instrument to be signed and sealed by one of its Vice Presidents or one of its Assistant Vice Presidents and its corporate seal to be attested by one of its Assistant Treasurers, one of its Vice Presidents or one of its Assistant Vice Presidents, and Douglas J. MacInnes has hereunto set his hand and affixed his seal, all in The City of New York, as of the day and year first above written.

ALLETE, INC.

By [signature]
Donald W. Stellmaker
Treasurer

Attest:
[signature]
Deborah A. Amberg
Sr. VP, General Counsel & Secretary

Executed, sealed and delivered by ALLETE, INC.
in the presence of:

[signature]

[signature]

THE Bank OF NEW YORK,
as Trustee

By ______________________
Geovanni Barris
Vice President

Attest:

____
Remo Reale
Vice President

______________________ L.S.
DOUGLAS J. MACINNES

Executed, sealed and delivered by THE BANK OF NEW YORK and DOUGLAS J. MACINNES in the presence of:

____
TIMOTHY CASEY

Trustee's Signature Page

Twenty-seventh Supplemental Indenture dated as of February 1, 2008
To Mortgage and Deed of Trust dated as of September 1, 1945

STATE OF MINNESOTA)
) SS.:
COUNTY OF ST. LOUIS)

On this 24 day of January, 2008, before me, a Notary Public within and for said County, personally appeared Donald W. Stellmaker and Deborah A. Amberg, to me personally known, who, being each by me duly sworn, did say that they are respectively the Treasurer and the Sr. Vice President, General Counsel and Secretary of ALLETE, INC. of the State of Minnesota, the corporation named in the foregoing instrument; that the seal affixed to the foregoing instrument is the corporate seal of said corporation; that said instrument was signed and sealed in behalf of said corporation by authority of its Board of Directors; and said Donald W. Stellmaker and Deborah A. Amberg acknowledged said instrument to be the free act and deed of said corporation.

Personally came before me on this 24 day of January, 2008, Donald W. Stellmaker, to me known to be the Treasurer, and Deborah A. Amberg, to me known to be the Sr. Vice President, General Counsel and Secretary, of the above named ALLETE, INC., the corporation described in and which executed the foregoing instrument, and to me personally known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, who, being by me duly sworn did depose and say and acknowledge that they are respectively the Treasurer and the Sr. Vice President, General Counsel and Secretary of said corporation; that the seal affixed to said instrument is the corporate seal of said corporation; and that they signed, sealed and delivered said instrument in the name and on behalf of said corporation by authority of its Board of Directors and stockholders, and said Donald W. Stellmaker and Deborah A. Amberg then and there acknowledged said instrument to be the free act and deed of said corporation and that such corporation executed the same.

On the 24 day of January, 2008, before me personally came Donald W. Stellmaker and Deborah A. Amberg, to me known, who, being by me duly sworn, did depose and say that they respectively reside at 5114 Idlewild Street, Duluth, Minnesota, and 2738 Northridge Drive, Duluth, Minnesota; that they are respectively the Treasurer and the Sr. Vice President, General Counsel and Secretary of ALLETE, INC., one of the corporations described in and which executed the above instrument; that they know the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by order of the Board of Directors of said corporation, and that they signed their names thereto by like order.

GIVEN under my hand and notarial seal this 24 day of January, 2008.

JODI M. NASH
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan 31, 2010

Notary Public

STATE OF NEW YORK)
) SS:
COUNTY OF NEW YORK)

On this 24th day of January, before me, a Notary Public within and for said County, personally appeared Geovanni Barris and Remo Reale, to me personally known, who, being each by me duly sworn, did say that they are each a Vice President of THE BANK OF NEW YORK, the corporation named in the foregoing instrument; that the seal affixed to the foregoing instrument is the corporate seal of said corporation; that said instrument was signed and sealed in behalf of said corporation by authority of its Board of Directors; and said Geovanni Barris and Carlos Luciano acknowledged said instrument to be the free act and deed of said corporation.

Personally came before me on this 24th day of January, Geovanni Barris, to me known to be a Vice President, and Remo Reale, known to me to be a Vice President, of the above named THE BANK OF NEW YORK, the corporation described in and which executed the foregoing instrument, and to me personally known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, who, being by me duly sworn did depose and say and acknowledge that they are each a Vice President of said corporation; that the seal affixed to said instrument is the corporate seal of said corporation; and that they signed, sealed and delivered said instrument in the name and on behalf of said corporation by authority of its Board of Directors, and said Geovanni Barris and Remo Reale then and there acknowledged said instrument to be the free act and deed of said corporation and that such corporation executed the same.

On the 24th day of January, before me personally came Geovanni Barris and Remo Reale, to me known, who, being by me duly sworn, did depose and say that they each reside at 101 Barclay Street, 8W, New York, New York 10286; that they are each a Vice President of THE BANK OF NEW YORK, one of the corporations described in and which executed the above instrument; that they know the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by order of the Board of Directors of said corporation, and that they signed their names thereto by like order.

GIVEN under my hand and notarial seal this 24th day of January.

Carlos R. Luciano

Notary Public, State of New York

CARLOS R. LUCIANO
Notary Public, State of New York
No. 41-4765897
Qualified in Queens County
Commission Expires April 30, 2010

STATE OF NEW YORK)
) SS:
COUNTY OF NEW YORK)

On this 24th day of January, before me personally appeared DOUGLAS J. MACINNES, to me known to be the person described in and who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

Personally came before me this 24th day of January, the above named DOUGLAS J. MACINNES, to me known to be the person who executed the foregoing instrument, and acknowledged the same.

On the 24th day of January, before me personally came DOUGLAS J. MACINNES, to me known to be the person described in and who executed the foregoing instrument, and acknowledged that he executed the same.

GIVEN under my hand and notarial seal this 24th day of January.

Carlos R. Luciano

Notary Public, State of New York

CARLOS R. LUCIANO
Notary Public, State of New York
No. 41-4765897
Qualified in Queens County
Commission Expires April 30, 2010

Exhibit 4(c)

SUPERIOR WATER, LIGHT AND POWER COMPANY
2915 Hill Avenue, Superior, WI 54880

To

U.S. BANK NATIONAL ASSOCIATION
(formerly First Bank (N.A.))

As Trustee Under Superior Water, Light
and Power Company's Mortgage and Deed of Trust,
Dated as of March 1, 1943

NINTH SUPPLEMENTAL INDENTURE

Dated as of October 1, 2007

This instrument drafted by
Bell, Gierhart & Moore, S.C.
Madison, WI

TABLE OF CONTENTS

NINTH SUPPLEMENTAL INDENTURE

INDENTURE, dated as of the 1st day of October, 2007, made and entered into by and between SUPERIOR WATER, LIGHT AND POWER COMPANY, a corporation of the State of Wisconsin, whose address is 2915 Hill Avenue, Superior, Wisconsin 54880 (the "*Company*") and U.S. BANK NATIONAL ASSOCIATION (successor to Chemical Bank, as Corporate Trustee, and Peter Morse, as Co-Trustee), a national banking association, whose principal trust office at the date hereof is in St. Paul, Minnesota (the "*Trustee*"), as Trustee under the Mortgage and Deed of Trust dated as of March 1, 1943 (hereinafter called the "*Mortgage*"), which Mortgage was executed and delivered by the Company to secure the payment of bonds issued or to be issued under and in accordance with the provisions of the Mortgage, reference to which Mortgage is hereby made, this Ninth Supplemental Indenture (the "*Ninth Supplemental Indenture*") being supplemental thereto;

WHEREAS, said Mortgage was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on May 3, 1943, in Volume 191 of Mortgages at page 1, Document No. 362844; and

WHEREAS, an instrument dated as of September 15, 1949, was executed by the Company appointing Russell H. Sherman as Co-Trustee in succession to said Howard B. Smith, resigned, under said Mortgage, and by Russell H. Sherman accepting the appointment as Co-Trustee under said Mortgage in succession to the said Howard B. Smith, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on October 8, 1949, in Volume 196 of Mortgages at page 510, Document No. 398649; and

WHEREAS, by the Mortgage, the Company covenanted that it would execute and deliver such supplemental indenture or indentures and such further instruments and do such further acts as might be necessary or proper to carry out more effectively the purposes of the Mortgage and to make subject to the lien of the Mortgage any property acquired after the date of the execution of the Mortgage and intended to be subject to the lien thereof; and

WHEREAS, the Company executed and delivered its First Supplemental Indenture, dated as of March 1, 1951 (hereinafter called its "*First Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 30, 1951, in Volume 205 of Mortgages at page 73, Document No. 405297; and

WHEREAS, an instrument dated as of May 16, 1961, was executed by the Company appointing Richard G. Pintard as Co-Trustee in succession to said Russell H. Sherman, resigned, under said Mortgage and by Richard G. Pintard accepting the appointment as Co-Trustee under said Mortgage in succession to said Russell H. Sherman, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on May 31, 1961, in Volume 256 of Mortgages at page 423, Document No. 453857; and

WHEREAS, the Company executed and delivered its Second Supplemental Indenture, dated as of March 1, 1962 (hereinafter called its "*Second Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 26, 1962, in Volume 261 of Mortgages at page 81, Document No. 457662; and

WHEREAS, an instrument dated as of June 23, 1976, was executed by the Company appointing Steven F. Lasher as Co-Trustee in succession to said Richard G. Pintard, resigned, under said Mortgage and by Steven F. Lasher accepting the appointment as Co-Trustee under said Mortgage in succession to said Richard G. Pintard, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on July 16, 1976, in Volume 353 of Records at page 274, Document No. 532495; and

WHEREAS, the Company executed and delivered its Third Supplemental Indenture, dated as of July 1, 1976 (hereinafter called its "*Third Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on October 1, 1976, in Volume 355 of Records at page 683, Document No. 534332; and

WHEREAS, an instrument dated as of December 30, 1977, was executed by the Company appointing C. G. Martens as Co-Trustee in succession, to said Steven F. Lasher, resigned, under said Mortgage and by C. G. Martens accepting the appointment as Co-Trustee under said Mortgage in succession to said Steven F. Lasher, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on February 13, 1985, in Volume 436 of Records at page 264, Document No. 589308; and

WHEREAS, the Company executed and delivered its Fourth Supplemental Indenture, dated as of March 1, 1985 (hereinafter called its "*Fourth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 19, 1985, in Volume 436 of Records at page 910, Document No. 589776; and

WHEREAS, an instrument dated as of October 26, 1992, was executed by the Company appointing Peter Morse as Co-Trustee in succession to said C. G. Martens, resigned, under said Mortgage and by Peter Morse accepting the appointment as Co-Trustee under said Mortgage in succession to said C. G. Martens, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on November 13, 1992, in Volume 539 of Records at page 9, Document No. 649056; and

WHEREAS, the Company executed and delivered its Fifth Supplemental Indenture, dated as of December 1, 1992, (hereinafter called its "*Fifth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on December 28, 1992, in Volume 541 of Records at page 229, Document No. 650104; and

WHEREAS, the Company executed and delivered its Sixth Supplemental Indenture, dated as of March 24, 1994 (hereinafter called its "*Sixth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 29, 1994, in Volume 568 of Records at page 757, Document No. 662228; and

WHEREAS, the Company executed and delivered its Seventh Supplemental Indenture, dated as of November 1, 1994 (hereinafter called its "*Seventh Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on January 18, 1995, in Volume 583 of Records at page 242, Document No. 669350; and

WHEREAS, an instrument dated as of January 20, 1995, was executed by The Prudential Insurance Company pursuant to Section 102 of the Mortgage appointing First Bank (N.A.) as Trustee in succession to Chemical Bank as Corporate Trustee and Peter Morse as Co-Trustee under said Mortgage and by First Bank (N.A.) (U.S. Bank National Association, successor) accepting the appointment as Trustee under such Mortgage in succession to said Chemical Bank and said Peter Morse, which instrument was recorded in the Office of the Register of Deeds in and for Douglas County, Wisconsin on April 6, 1995 in Volume 585 of Records at page 953, Document No. 670717; and

WHEREAS, the Company executed and delivered its Eighth Supplemental Indenture, dated as of January 1, 1997 (hereinafter called its "*Eighth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on January 7, 1997, in Volume 617 of Records at page 536, Document No. 685699; and

WHEREAS, in addition to the property described in the Mortgage, as heretofore supplemented, the Company has acquired certain other property, rights and interests in property; and

WHEREAS, the Company has heretofore issued, in accordance with the provisions of the Mortgage, bonds of a series entitled and designated First Mortgage Bonds, 3 3/8% Series due 1973 (the "*Bonds of the First Series*"), in the aggregate principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000), none of which Bonds of the First Series are now Outstanding; bonds of a series entitled and designated First Mortgage Bonds, 3 1/10% Series due 1981 (the "*Bonds of the Second Series*"), in the aggregate principal amount of Five Million Dollars ($5,000,000), none of which Bonds of the Second Series are now Outstanding; bonds of a series entitled and designated First Mortgage Bonds, 5% Series due 1992 (the "*Bonds of the Third Series*"), in the aggregate principal amount of Two Million Seven Hundred Thousand Dollars ($2,700,000), none of which Bonds of the Third Series are now outstanding; bonds of a series entitled and designated First Mortgage Bonds, 9 5/8% Series due 2001 (the "*Bonds of the Fourth Series*"), the interest rate for which bonds was modified to 6.10% by the Sixth Supplemental Indenture, in the aggregate principal amount of Three Million Dollars ($3,000,000), none of which bonds of the Fourth Series are now outstanding; bonds of a series entitled and designated First Mortgage Bonds, 12 1/2% Series due 1992 (the "*Bonds of the Fifth Series*"), in the aggregate principal amount of Three Million Five Hundred Thousand Dollars ($3,500,000), none of which Bonds of the Fifth Series are now outstanding; Bonds of a series entitled and designated First Mortgage Bonds, 7.91% Series due 2013 (the "*Bonds of the Sixth Series*"), in the aggregate principal amount of Five Million Dollars ($5,000,000) of which One Million Five Hundred Thousand Dollars ($1,500,000) aggregate principal amount is now outstanding; and Bonds of a series entitled and designated First Mortgage Bonds, 7.27% Series due 2008 (the "*Bonds of the Seventh Series*"), in the aggregate principal amount of Six Million Dollars ($6,000,000) of which Six Million Dollars ($6,000,000) aggregate principal amount is now outstanding.

WHEREAS, Section 8 of the Mortgage provides that the form of each series of bonds (other than Bonds of the First Series) issued thereunder shall be established by Resolution of the Board of Directors of the Company and that the form of such series, as established by said Board of Directors, shall specify the descriptive title of the bonds and various other terms thereof, and may also contain such provisions not inconsistent with the provisions of the Mortgage as the Board of Directors may, in its discretion, cause to be inserted therein; and

WHEREAS, Section 120 of the Mortgage provides, among other things, that the Company may enter into any further covenants, limitations or restrictions for the benefit of any one or more series of bonds issued thereunder, or the Company may establish the terms and provisions of any series of bonds other than said Bonds of the First Series, by an instrument in writing executed and acknowledged by the Company in such manner as would be necessary to entitle a conveyance of real estate to be of record in all of the states in which any property at the time subject to the lien of the Mortgage shall be situated; and

WHEREAS, the Company now desires to create a new series of bonds; and

WHEREAS, the execution and delivery by the Company of this Ninth Supplemental Indenture, and the terms of the Bonds of the Eighth Series hereinafter referred to, have been duly authorized by the Board of Directors of the Company by appropriate resolutions of said Board of Directors;

NOW, THEREFORE, THIS INDENTURE WITNESSETH: That Superior Water, Light and Power Company, in consideration of the premises and of One Dollar ($1) to it duly paid by the Trustee at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, and in further evidence of assurance of the estate, title and rights of the Trustee and in order further to secure the payment both of the principal of and interest and premium, if any, on the bonds from time to time issued under the Mortgage, according to their tenor and effect, and the performance of all the provisions of the Mortgage (including any instruments supplemental thereto and any modification made as in the Mortgage provided) and of said bonds, hereby grants, bargains, sells, releases, conveys, assigns, transfers, mortgages, pledges, sets over and confirms (subject, however, to Excepted Encumbrances as defined in Section 6 of the Mortgage) unto U.S. Bank National Association, as Trustee under the Mortgage, and to its successor or successors in said trust, and to said Trustee and its successors and assigns forever, all and singular the permits, franchises, rights, privileges, grants and property, real, personal and mixed, now owned or which may be hereafter acquired by the Company (except any of the character herein or in the Mortgage expressly excepted), including (but not limited to) its electric light and power works, gas works, water works, buildings, structures, machinery, equipment, mains, pipes, lines, poles, wires, easements, rights of way, permits, franchises, rights, privileges, grants and all property of every kind and description, situated in the City of Superior, Douglas County, Wisconsin, or elsewhere in Douglas County, Wisconsin, in Washburn County, Wisconsin, or in any other place or places now owned by the Company, or that may be hereafter acquired by it, including, but not limited to, the following described properties of the Company--that is to say:

All Lands and Rights and Interests in Lands of the Company (except any such property as may have been released from the lien of the Mortgage), including, but not limited to, all such property acquired by the Company under the following deeds which are referred to for more particular descriptions thereof, to wit:

Deed dated September 25, 2002, from Van Vleck-Clemens Agency, Inc., a Wisconsin corporation, to the Company, which deed was recorded in the office of the Register of Deeds of the County of Douglas, State of Wisconsin, on October 16, 2002, as Document No. 748541.

Deed dated September 29, 2006, from The City of Superior, a Wisconsin municipal corporation, to the Company, which deed was recorded in the office of the Register of Deeds of the County of Douglas, State of Wisconsin, on October 3, 2006, as Document No. 800110, together with the vacated alley and street described in City of Superior Common Council Resolution No. R07-12731 adopted April 17, 2007, recorded in the office of the Register of Deeds of the County of Douglas, State of Wisconsin, on April 19, 2007, as Document No. 805978.

Deed dated December 14, 2006, from Daniel V. Owen, Personal Representative of the estate of John E. Tiedemann a/k/a Mr. John Tiedemann, a/k/a John Elmer Tiedemann, to the Company, which deed was recorded in the office of the Register of Deeds of the County of Douglas, State of Wisconsin, on December 22, 2006, as Document No. 802717.

Deed dated July 21, 2006, from the County of Douglas, in the State of Wisconsin, to the Company, which deed was recorded in the office of the Register of Deeds of the County of Douglas, State of Wisconsin, on July 21, 2006, as Document No. 797902;

All other property, real, personal and mixed, acquired by the Company after the date of the execution and delivery of the Mortgage (except any herein or in the Mortgage, as heretofore supplemented, expressly excepted), now owned or hereafter acquired by the Company and wheresoever situated, including (without in any wise limiting or impairing by the enumeration of the same the scope and intent of the foregoing or of any general description contained in this Ninth Supplemental Indenture) all lands, power sites, flowage rights, water rights, water franchises, water locations, water appropriations, ditches, flumes, reservoirs, reservoir sites, canals, raceways, dams, dam sites, aqueducts, and all other rights or means for appropriating, conveying, storing and supplying water; all rights of way and roads; all plants, works, reservoirs and tanks for the pumping and purification of water; all water works; all plants for the generation of electricity by water, steam and/or other power; all power houses, gas plants, street lighting systems, standards and other equipment incidental thereto, telephone, radio and television systems, air-conditioning systems and equipment incidental thereto, water systems, steam heat and hot water plants, substations, lines, service and supply systems, bridges, culverts, tracks, street and interurban railway systems, offices, buildings and other structures and the equipment thereof; all machinery, engines, boilers, dynamos, water, electric, gas and other machines, regulators, meters, transformers, generators, motors, water, electrical, gas and mechanical appliances, conduits, cables, water, steam, heat, gas or other mains and pipes, service pipes, fittings, valves and connections, pole and transmission lines, wires, cables, tools, implements, apparatus, furniture, chattels and choses in action; all municipal and other franchises, consents or permits; all lines for the transmission and distribution of water, electric current, gas, steam heat or hot water for any purpose, including towers, poles, wires, cables, pipes, conduits, ducts and all apparatus for use in connection therewith; all real estate, lands, easements, servitudes, licenses, permits, franchises, privileges, rights of way and other rights in or relating to real estate or the occupancy of the same and (except as herein or in the Mortgage, as heretofore supplemented, expressly excepted) all the right, title and interest of the Company in and to all other property of any kind or nature appertaining to and/or used and/or occupied and/or enjoyed in connection with any property hereinbefore or in the Mortgage, as heretofore supplemented, described.

Together with all and singular the tenements, hereditaments and appurtenances belonging or in any wise appertaining to the aforesaid property or any part thereof, with the reversion and reversions, remainder and remainders and (subject to the provisions of Section 57 of the Mortgage) the tolls, rents, revenues, issues, earnings, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and franchises and every part and parcel thereof.

It is hereby agreed by the Company that all the property, rights and franchises acquired by the Company after the date hereof (except any herein or in the Mortgage, as heretofore supplemented, expressly excepted) shall be and are as fully granted and conveyed hereby and as fully embraced within the lien of the Mortgage as if such property, rights and franchises were now owned by the Company and were specifically described herein and conveyed hereby.

Provided that the following are not and are not intended to be now or hereafter granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed hereunder and are hereby expressly excepted from the lien and operation of the Mortgage, viz: (1) cash, shares of stock, bonds, notes and other obligations and other securities not hereafter specifically pledged, paid, deposited, delivered or held under the Mortgage or covenanted so to be; (2) merchandise, equipment, materials or supplies held for the purpose of sale in the usual course of business and fuel, oil and similar materials and supplies consumable in the operation of any properties of the Company; rolling stock, buses, motor coaches, automobiles and other vehicles; (3) bills, notes and accounts receivable, and all contracts, leases and operating agreements not specifically pledged under the Mortgage or covenanted so to be; the last day of the term of any lease or leasehold which may heretofore have or hereafter may become subject to the lien of the Mortgage; (4) water, electric energy, gas, ice and other materials or products pumped, stored, generated, manufactured, produced or purchased by the Company for sale, distribution or use in the ordinary course of its business; (5) the Company's franchise to be a corporation; and (6) all permits, franchises, rights, privileges, grants and property in the state of Minnesota now owned or hereafter acquired unless such permits, franchises, rights, privileges, grants and property in the state of Minnesota shall have been subjected to the lien of the Mortgage by an indenture or indentures supplemental to the Mortgage, pursuant to authorization of the Board of Directors of the Company, whereupon all the permits, franchises, rights, privileges, grants and property then owned or thereafter acquired by the Company in the state of Minnesota (except property of the character expressly excepted from the lien of the Mortgage in clauses (1) to (5) above, inclusive), shall become and be subject to the lien of the Mortgage as part of the Mortgaged and Pledged Property and may be released, funded and otherwise dealt with on the same terms and subject to the same conditions and restrictions as though not theretofore excepted from the lien of the Mortgage; *provided, however,* that the property and rights expressly excepted from the lien and operation of the Mortgage in the above subdivisions (2) and (3) shall (to the extent permitted by law) cease to be so excepted in the event and as of the date that the Trustee or a receiver or trustee shall enter upon and take possession of the Mortgaged and Pledged Property in the manner provided in Article XIII of the Mortgage by reason of the occurrence of a Default as defined in Section 65 of the Mortgage.

To have and to hold all such properties, real, personal and mixed, granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed by the Company as aforesaid, or intended so to be, unto U.S. Bank National Association as Trustee, and its successors and assigns forever.

In trust nevertheless, for the same purposes and upon the same terms, trusts and conditions and subject to and with the same provisos and covenants as are set forth in the Mortgage, as heretofore supplemented, this Ninth Supplemental Indenture being supplemental thereto.

And it is hereby covenanted by the Company that all the terms, conditions, provisos, covenants and provisions contained in the Mortgage, as heretofore supplemented, shall affect and apply to the property hereinbefore described and conveyed and to the estate, rights, obligations and duties of the Company and the Trustee and the beneficiaries of the trust with respect to said property, and to the Trustee and its successors as Trustee of said property, in the same manner and with the same effect as if said property had been owned by the Company at the time of the execution of the Mortgage, and had been specifically and at length described in and conveyed to the Trustee by the Mortgage as part of the property therein stated to be conveyed.

The Company further covenants and agrees to and with the Trustee and its successors in said trust under the Mortgage as follows:

ARTICLE I
BONDS OF THE EIGHTH SERIES

Section 1.1. There shall be an Eighth series of bonds designated "*First Mortgage Bonds, 5.375% Series due November 1, 2021*" (the "*Bonds of the Eighth Series*"), which shall be limited to $6,370,000 aggregate principal amount, and shall be issued as fully registered bonds without coupons in the denominations of $1,000 or any multiple thereof. The Bonds of the Eighth Series shall be dated on the date of issuance thereof, mature on the maturity date of the

City of Superior Bonds (as defined herein) or upon earlier acceleration or redemption, and shall bear interest from their date of issuance, at the rate borne by the City of Superior Bonds, payable when interest on the City of Superior Bonds is payable, the principal and interest on each said bond to be payable at the or the office of the Company in Superior, Wisconsin or agency of the Company in the City of St. Paul, Minnesota, in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts.

The Bonds of the Eighth Series shall be authenticated and delivered from time to time, upon the request of the Company to the Trustee, to, and registered in the name of, the trustee under the Indenture of Trust, dated as of October 1, 2007 (herein called the "*City of Superior Indenture*") of the City of Superior, Wisconsin (the "*City*"), in order to secure the obligation of the Company to repay amounts borrowed in connection with the sale of the bonds from time to time issued under the City of Superior Indenture (herein called the "*City of Superior Bonds*") pursuant to the Loan Agreement, dated as of October 1, 2007, between the City and the Company (hereinafter called the "*Loan Agreement*"), together with interest thereon. Such request of the Company shall specify the terms and principal amount of the bonds of the Eighth Series to be authenticated and delivered pursuant to such request and be accompanied by such certificates, opinions and other documents required under the Mortgage.

The Company shall receive a credit against its obligation to make any payment of the principal of or interest on the bonds of this series, whether at maturity, upon redemption or otherwise, in an amount equal to, and such obligation shall be fully or partially, as the case may be, satisfied and discharged to the extent of, the amount, if any, credited pursuant to the City of Superior Indenture against the payment required to be made by or for the account of the City in respect of the corresponding payment of the principal of or interest on the City of Superior Bonds.

The Trustee may conclusively presume that the obligation of the Company to pay the principal of and interest on the Bonds of the Eighth Series as the same shall become due and payable shall have been fully satisfied and discharged unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that the corresponding payment of principal of or interest on the City of Superior Bonds has become due and payable and has not been fully paid and specifying the amount of funds required to make such payment.

If an Event of Default described in Section 701(a) or (b) of the City of Superior Indenture shall have occurred, in determining whether or not any payment of the principal of or interest on the Bonds of the Eighth Series shall have been made in full, moneys received by the trustee under the City of Superior Indenture from the Company shall, to the extent of the amount remaining to be paid by the Company pursuant to subsection (e) of Section 3.02 of the Loan Agreement be deemed to have been paid under said subsection (e) and not to have been paid on the Bonds of the Eighth Series.

The Trustee may conclusively presume that no Event of Default described in Section 701 of the City of Superior Indenture shall have occurred unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer stating that such an event has occurred.

From time to time, pursuant to Section 9.03 of the Loan Agreement, the Company may amend the terms of the Bonds of the Eighth Series in order to secure the amended obligation of the Company under the Loan Agreement. Upon receipt of a Company request specifying the amended terms of the Bonds of the Eighth Series and requesting the authentication and delivery of amended certificates for such bonds, together with a written notice signed by an officer of the trustee under the City of Superior Indenture confirming that such amended terms comply with the requirements of Section 9.03 of the Loan Agreement, the Trustee shall authenticate and deliver such amended certificates to the trustee under the City of Superior Indenture. Upon such delivery of the amended certificates, the certificates for the corresponding Bonds of the Eighth Series previously held by the trustee under the City of Superior Indenture shall be deemed superseded by the amended certificates and shall thereafter be deemed obsolete, null and void. The obsolete certificates need not be delivered to the Trustee prior to the delivery of the amended certificates, but shall be cancelled or destroyed if and when surrendered by the trustee under the City of Superior Indenture.

On the date that any of the City of Superior Bonds are required to be redeemed pursuant to Section 301 of the City of Superior Indenture, an equal principal amount of bonds of the Eighth Series shall be redeemed at such principal amount plus accrued interest to such redemption date.

The Trustee may conclusively presume that no event shall have occurred which would require the Company to redeem Bonds of the Eighth Series pursuant to this section unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that such an event shall have occurred, specifying the date thereof and describing such event in reasonable detail.

At the option of the registered owner, any Bonds of the Eighth Series, upon surrender thereof for cancellation at the office or agency of the Company in the City of St. Paul, Minnesota, or the office of the Company in Superior, Wisconsin, together with a written instrument of transfer wherever required by the Company duly executed by the registered owner or by its duly authorized attorney, shall (subject to the provisions of Section 12 of the Mortgage) be exchangeable for a like aggregate principal amount of bonds of the same series of other authorized denominations.

Bonds of the Eighth Series shall not be transferable except to any successor trustee under the City of Superior Indenture, any such transfer to be made (subject to the provisions of Section 12 of the Mortgage) at the office or agency of the Company in City of St. Paul, Minnesota, or the office of the Company in Superior, Wisconsin.

Upon the delivery of this Ninth Supplemental Indenture and upon compliance with the applicable provisions of the Mortgage, there shall be an initial issue of Bonds of the Eighth Series for the aggregate principal amount of $6,370,000.

Notwithstanding any provision of Section 12 or Section 16 of the Mortgage, (a) no charge will be made by the Company for any transfer or exchange of any Bond of the Eighth Series or, in the case of any lost, destroyed or mutilated Bond, the issuance, authentication and delivery of a new Bond of the Eighth Series in substitution thereof, whether for any stamp tax or other governmental charge, if any, applicable thereto or otherwise, and the Company shall reimburse the Trustee for all expenses incurred in connection therewith and (b) in the event of any loss, destruction or mutilation of any Bond of the Eighth Series, and a request by the holder for issuance of a new Bond of the Eighth Series in substitution therefor, the holder's unsecured indemnity agreement shall be deemed to be satisfactory to the Company and the Trustee for purposes of Section 16 of the Mortgage.

Notwithstanding any provision of Section 15 of the Mortgage, Bonds of the Eighth Series shall be authenticated, issued and delivered only as definitive bonds. Bonds of the Eighth Series so authenticated, issued and delivered may be in the form of fully engraved bonds, bonds printed or lithographed on engraved borders, bonds printed or bonds typewritten.

ARTICLE II
MISCELLANEOUS PROVISIONS

Section 2.1. The terms defined in the Mortgage, as heretofore supplemented, shall for all purposes of this Ninth Supplemental Indenture have the meanings specified in the Mortgage, as heretofore supplemented.

Section 2.2. The Trustee hereby accepts the trust herein declared, provided and created and agrees to perform the same upon the terms and conditions herein and in the Mortgage, as heretofore supplemented, set forth and upon the following terms and conditions.

Section 2.3. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Ninth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made by the Company solely. In general, each and every term and condition contained in Article XVII of the Mortgage shall apply to and form part of this Ninth Supplemental Indenture with the same force and effect as if the same were herein set forth in full, with such omissions, variations and insertions, if any, as may be appropriate to make the same conform to the provisions of this Ninth Supplemental Indenture.

Section 2.4. Subject to the provisions of Article XVI and Article XVII of the Mortgage, whenever in this Ninth Supplemental Indenture any of the parties hereto is named or referred to, this shall be deemed to include the successors or assigns of such party, and all the covenants and agreements in this Ninth Supplemental Indenture contained by or on behalf of the Company or by or on behalf of the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties whether so expressed or not.

Section 2.5. Nothing in this Ninth Supplemental Indenture, express or implied, is intended, or shall be construed, to confer upon, or to give to, any person, firm or corporation, other than the parties hereto and the holders of the bonds Outstanding under the Mortgage, any right, remedy or claim under or by reason of this Ninth Supplemental Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all the covenants, conditions, stipulations, promises and agreements of this Ninth Supplemental Indenture contained by or on behalf of the Company shall be for the sole and exclusive benefit of the parties hereto, and of the holders of the bonds and of the coupons Outstanding under the Mortgage.

Section 2.6. This Ninth Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

IN WITNESS WHEREOF, Superior Water, Light and Power Company has caused its corporate name to be hereunto affixed, and this instrument to be signed and sealed by its President or one of its Vice Presidents, and its corporate seal to be attested by its Secretary or one of its Assistant Secretaries for and in its behalf, and U.S. Bank National Association has caused its corporate name to be hereunto affixed, and this instrument to be signed by its President and to be attested by its Secretary, all as of the 1st day of October, 2007.

SUPERIOR WATER, LIGHT AND POWER COMPANY

By: Roger P. Engle
President

ATTEST:

Janet A Blake
Secretary

Executed, sealed and delivered by Superior Water, Light and Power Company in the presence of:

Nancy A. Venne

Paul M. Holt

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: ______________________________
Vice President

ATTEST:

____
Vice President

Executed and delivered by U.S. Bank National Association in the presence of:

____

____

STATE OF WISCONSIN)
) SS.
COUNTY OF DOUGLAS)

Personally came before me this 24 day of September, 2007, Roger P. Engle, to me known to be the President, and Janet A. Blake, to me known to be the Secretary of the above-named SUPERIOR WATER, LIGHT AND POWER COMPANY, the corporation described in and which executed the foregoing instrument, and to me personally known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, who, being by me duly sworn, did depose and say and acknowledge that they are respectively the President and Secretary of said corporation, that the seal affixed to said instrument is the corporate seal of said corporation, and that they signed, sealed and delivered said instrument in the name and on behalf of said corporation by authority of its Board of Directors, and said Roger P. Engle and Janet A. Blake, then and there acknowledged said instrument to be the free act and deed of said corporation and that such corporation executed the same.

Given under my hand and notarial seal this 24 day of September, 2007.

Nancy C. Venne
Notary Public, State of Wisconsin
My Commission expires July 20, 2008

STATE OF MINNESOTA)
) SS.
COUNTY OF RAMSEY)

Personally came before me this 20th day of September, 2007, Richard Prokosch, to me known to be the Vice President and Raymond Haverstock, to me known to the Vice President of the above-named U.S. BANK NATIONAL ASSOCIATION, the corporation described in and which executed the foregoing instrument, and to me personally known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, who, being by me duly sworn, did depose and say and acknowledge that they are respectively the Vice President and Vice President of said corporation, and that they signed and delivered said instrument in the name and on behalf of said corporation by authority of its Board of Directors, and said Vice President and Vice President then and there acknowledged said instrument to be the free act and deed of said corporation and that such corporation executed the same.

Given under my hand and notarial seal this 20th day of September, 2007

Denise Landeen

Notary Public, State of Minnesota
My Commission expires January 31, 2012

DENISE R. LANDEEN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2012

EXHIBIT A

[FORM OF BOND OF THE EIGHTH SERIES]

THIS BOND IS NOT TRANSFERABLE EXCEPT TO A SUCCESSOR TRUSTEE UNDER THE INDENTURE OF TRUST, DATED AS OF OCTOBER 1, 2007 (HEREINAFTER CALLED "*THE CITY OF SUPERIOR INDENTURE*"), BETWEEN THE CITY OF SUPERIOR, WISCONSIN (HEREINAFTER CALLED "*THE CITY*"), AND U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE UNDER THE CITY OF SUPERIOR INDENTURE.

SUPERIOR WATER, LIGHT AND POWER COMPANY
FIRST MORTGAGE BOND

5.375% Series due November 1, 2021

No. R-___ $__________

SUPERIOR WATER, LIGHT AND POWER COMPANY, a corporation of the State of Wisconsin (hereinafter called the "*Company*"), for value received, hereby promises to pay to ____ ______________________________, or registered assigns, on November 1, 2021, __________ __________________ DOLLARS ($______) in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts, and to pay to the registered owner hereof interest thereon in like coin or currency (computed on the basis of a 360-day year of twelve 30-day months) at the rate of five and three hundred seventy-five thousandths percent (5.375%) per annum semiannually on May 1 and November 1 of each year commencing November 1, 2007 until the principal thereof shall have become due and payable and at the same rate per annum on any overdue payment of principal or premium, if any, and, to the extent enforceable under applicable law, on any overdue payment of interest. The principal hereof (and premium, if any) and interest hereon shall be paid at the office or agency of the Company in the City of St. Paul, Minnesota, or the office of the Company in Superior, Wisconsin or as shall be otherwise agreed to pursuant to the provisions of the Ninth Supplemental Indenture hereinafter referred to.

This bond is one of an issue of bonds of the Company issuable in series and is one of a series designated the First Mortgage Bonds, 5.375% Series due November 1, 2021 (the "*Bonds of the Eighth Series*") created by the Ninth Supplemental Indenture dated as of October 1, 2007 executed by the Company to U.S. Bank National Association (successor Trustee to Chemical Bank and Peter Morse), as Trustee, all bonds of all series being issued and to be issued under and equally secured by a Mortgage and Deed of Trust (herein, together with any indentures supplemental thereto, called the "*Mortgage*"), dated as of March 1, 1943, executed by the Company to Chemical Bank & Trust Company and Howard B. Smith, as Trustees (U.S. Bank National Association, successor Trustee). Reference is made to the Mortgage for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds and of the Trustee in respect thereof, the duties and immunities of the

Trustee and terms and conditions upon which the bonds are and are to be secured and the circumstances under which additional bonds may be issued.

With the consent of the Company and to the extent permitted by and as provided in the Mortgage, the rights and obligations of the Company and/or the rights of the holders of the bonds and/or coupons and/or the terms and provisions of the Mortgage may be modified or altered by affirmative vote of the holders of at least seventy per centum (70%) in principal amount of the bonds then outstanding under the Mortgage and, if the rights of the holders of one or more, but less than all, series of bonds then outstanding are to be affected, then also by affirmative vote of the holders of at least seventy per centum (70%) in principal amount of the bonds then outstanding of each series of bonds so to be affected (excluding in any case bonds disqualified from voting by reason of the Company's interest therein as provided in the Mortgage); provided that, without the consent of the holder hereof, no such modification or alteration shall, among other things, impair or affect the right of the holder to receive payment of the principal of (and premium, if any) and interest on this bond, on or after the respective due dates and at the places and in the respective amounts expressed herein, or permit the creation of any lien equal or prior to the lien of the Mortgage or deprive the holder of the benefit of a lien on the mortgaged and pledged property, or give any bond or bonds secured by the Mortgage any preference over any other bond or bonds so secured, or reduce the percentage in principal amount of the bonds required to authorize or consent to any such modification or alteration of the Mortgage.

The Bonds of the Eighth Series may be redeemed prior to maturity, in the manner described in the Ninth Supplemental Indenture. The Trustee may conclusively presume that no event shall have occurred which would require the Company to redeem bonds of this series pursuant to Section 1.1 of the Ninth Supplemental Indenture unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that such an event shall have occurred, specifying the date thereof and describing such event in reasonable detail.

The principal hereof may be declared or may become due prior to the maturity date hereinbefore named on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a default as in the Mortgage provided.

If an Event of Default described in Section 701(a) or (b) of the City of Superior Indenture shall have occurred, in determining whether or not any payment of the principal of or interest on the bonds of this series shall have been made in full, moneys received by the trustee under the City of Superior Indenture from the Company shall, to the extent of the amount remaining to be paid by the Company pursuant to subsection (e) of Section 3.02 of the Loan Agreement, be deemed to have been paid under said subsection (e) and not to have been paid on the bonds of this series.

The Trustee may conclusively presume that the obligation of the Company to pay the principal of and interest on the bonds of this series as the same shall become due and payable shall have been fully satisfied and discharged unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that the corresponding payment of principal of or interest on the bonds issued under the City of Superior Indenture (hereinafter called the "*City of Superior Bonds*") has become due and payable and has not been fully paid and specifying the amount of funds required to make such payment. The Trustee may conclusively presume that no Event of Default described in Section 701 of the City of Superior Indenture shall have occurred unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer stating that such an event has occurred.

This bond is not transferable except to any successor trustee under the City of Superior Indenture, such transfer to be made as prescribed in the Mortgage by the registered owner hereof in person, or by its duly authorized attorney, at the office or agency of the Company in the City of St. Paul, Minnesota or the office of the Company in Superior, Wisconsin upon surrender hereof for cancellation, together with a written instrument of transfer in form approved by the Company duly executed by the registered owner hereof or by its duly authorized attorney, and thereupon a new fully registered bond or bonds of the same series for a like principal amount will be issued to the transferee in exchange herefor as provided in the Mortgage. This bond may, at the option of the registered owner hereof and upon surrender hereof for cancellation at such office or agency, be exchanged as prescribed in the Mortgage for other registered bonds of the same series of other authorized denominations having a like aggregate principal amount. No charge will be made by the Company for any transfer or exchange of this bond or, in case this bond shall be lost, destroyed or mutilated, the issuance, authentication and delivery of a new bond in substitution hereof. The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment and for all other purposes and neither the Company nor the Trustee shall be affected by any notice to the contrary.

As provided in the Mortgage, the Company shall not be required to make transfers or exchanges of bonds of any series for a period of ten (10) days next preceding any interest payment date for bonds of said series, or next preceding any designation of bonds of said series to be redeemed, and the Company shall not be required to make transfers or exchanges of any bonds designated in whole or in part for redemption.

The Company shall receive a credit against its obligation to make any payment of the principal of or interest on the bonds of this series, whether at maturity, upon redemption or otherwise, in an amount equal to, and such obligation shall be fully or partially, as the case may be, satisfied and discharged to the extent of, the amount, if any, credited pursuant to the City of Superior Indenture against the payment required to be made by or for the account of the City in respect of the corresponding payment of the principal of or interest on the City of Superior Bonds pursuant to the Loan Agreement, dated as of October 1, 2007, from the City to the Company (hereinafter called the "*Loan Agreement*").

No recourse shall be had for the payment of the principal of or interest on this bond against any incorporator or any past, present or future subscriber to the capital stock, stockholder, officer, or director of the Company or of any predecessor or successor corporation, as such, either directly or through the Company or any predecessor of successor corporation, under any rule of law, statute, or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, stockholders, officers, and directors being released by the holder or owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

This bond shall not become obligatory until U.S. Bank National Association, the Trustee under the Mortgage, or its successor thereunder, shall have signed the form of authentication certificate endorsed hereon.

IN WITNESS WHEREOF, SUPERIOR WATER, LIGHT AND POWER COMPANY has caused this bond to be signed in its corporate name by its President or one of its Vice-Presidents and its Treasurer and its corporate seal to be impressed or imprinted hereon and attested by its Secretary or one of its Assistant Secretaries on ________________, _____.

SUPERIOR WATER, LIGHT AND POWER COMPANY

By ______________________________
Roger P. Engle
President

By ______________________________
William S. Bombich
Treasurer

ATTEST:

____
Janet A. Blake
Secretary

[FORM OF TRUSTEE'S AUTHENTICATION CERTIFICATE]

This bond is one of the bonds, of the series herein designated, described or provided for in the within-mentioned Mortgage.

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By ______________________________
Authorized Officer

Exhibit 4(c)4

SUPERIOR WATER, LIGHT AND POWER COMPANY
2915 Hill Avenue, Superior, WI 54880

To

U.S. BANK NATIONAL ASSOCIATION
(formerly First Bank (N.A.))

As Trustee Under Superior Water, Light
and Power Company's Mortgage and Deed of Trust,
Dated as of March 1, 1943

TENTH SUPPLEMENTAL INDENTURE

Dated as of October 1, 2007

This instrument drafted by
Bell, Gierhart & Moore, S.C.
Madison, WI

TABLE OF CONTENTS

TENTH SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE, dated as of the 1st day of October, 2007, made and entered into by and between SUPERIOR WATER, LIGHT AND POWER COMPANY, a corporation of the State of Wisconsin, whose address is 2915 Hill Avenue, Superior, Wisconsin 54880 (the "*Company*") and U.S. BANK NATIONAL ASSOCIATION (successor to Chemical Bank, as Corporate Trustee, and Peter Morse, as Co-Trustee), a national banking association, whose principal trust office at the date hereof is in St. Paul, Minnesota (the "*Trustee*"), as Trustee under the Mortgage and Deed of Trust dated as of March 1, 1943 (hereinafter called the "*Mortgage*"), which Mortgage was executed and delivered by the Company to secure the payment of bonds issued or to be issued under and in accordance with the provisions of the Mortgage, reference to which Mortgage is hereby made, this Tenth Supplemental Indenture (the "*Tenth Supplemental Indenture*") being supplemental thereto;

WHEREAS, said Mortgage was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on May 3, 1943, in Volume 191 of Mortgages at page 1, Document No. 362844; and

WHEREAS, an instrument dated as of September 15, 1949, was executed by the Company appointing Russell H. Sherman as Co-Trustee in succession to said Howard B. Smith, resigned, under said Mortgage, and by Russell H. Sherman accepting the appointment as Co-Trustee under said Mortgage in succession to the said Howard B. Smith, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on October 8, 1949, in Volume 196 of Mortgages at page 510, Document No. 398649; and

WHEREAS, by the Mortgage, the Company covenanted that it would execute and deliver such supplemental indenture or indentures and such further instruments and do such further acts as might be necessary or proper to carry out more effectively the purposes of the Mortgage and to make subject to the lien of the Mortgage any property acquired after the date of the execution of the Mortgage and intended to be subject to the lien thereof; and

WHEREAS, the Company executed and delivered its First Supplemental Indenture, dated as of March 1, 1951 (hereinafter called its "*First Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 30, 1951, in Volume 205 of Mortgages at page 73, Document No. 405297; and

WHEREAS, an instrument dated as of May 16, 1961, was executed by the Company appointing Richard G. Pintard as Co-Trustee in succession to said Russell H. Sherman, resigned, under said Mortgage and by Richard G. Pintard accepting the appointment as Co-Trustee under said Mortgage in succession to said Russell H. Sherman, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on May 31, 1961, in Volume 256 of Mortgages at page 423, Document No. 453857; and

WHEREAS, the Company executed and delivered its Second Supplemental Indenture, dated as of March 1, 1962 (hereinafter called its "*Second Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 26, 1962, in Volume 261 of Mortgages at page 81, Document No. 457662; and

WHEREAS, an instrument dated as of June 23, 1976, was executed by the Company appointing Steven F. Lasher as Co-Trustee in succession to said Richard G. Pintard, resigned, under said Mortgage and by Steven F. Lasher accepting the appointment as Co-Trustee under said Mortgage in succession to said Richard G. Pintard, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on July 16, 1976, in Volume 353 of Records at page 274, Document No. 532495; and

WHEREAS, the Company executed and delivered its Third Supplemental Indenture, dated as of July 1, 1976 (hereinafter called its "*Third Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on October 1, 1976, in Volume 355 of Records at page 683, Document No. 534332; and

WHEREAS, an instrument dated as of December 30, 1977, was executed by the Company appointing C. G. Martens as Co-Trustee in succession, to said Steven F. Lasher, resigned, under said Mortgage and by C. G. Martens accepting the appointment as Co-Trustee under said Mortgage in succession to said Steven F. Lasher, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on February 13, 1985, in Volume 436 of Records at page 264, Document No. 589308; and

WHEREAS, the Company executed and delivered its Fourth Supplemental Indenture, dated as of March 1, 1985 (hereinafter called its "*Fourth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 19, 1985, in Volume 436 of Records at page 910, Document No. 589776; and

WHEREAS, an instrument dated as of October 26, 1992, was executed by the Company appointing Peter Morse as Co-Trustee in succession to said C. G. Martens, resigned, under said Mortgage and by Peter Morse accepting the appointment as Co-Trustee under said Mortgage in succession to said C. G. Martens, which instrument was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on November 13, 1992, in Volume 539 of Records at page 9, Document No. 649056; and

WHEREAS, the Company executed and delivered its Fifth Supplemental Indenture, dated as of December 1, 1992, (hereinafter called its "*Fifth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on December 28, 1992, in Volume 541 of Records at page 229, Document No. 650104; and

WHEREAS, the Company executed and delivered its Sixth Supplemental Indenture, dated as of March 24, 1994 (hereinafter called its "*Sixth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on March 29, 1994, in Volume 568 of Records at page 757, Document No. 662228; and

WHEREAS, the Company executed and delivered its Seventh Supplemental Indenture, dated as of November 1, 1994 (hereinafter called its "*Seventh Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on January 18, 1995, in Volume 583 of Records at page 242, Document No. 669350; and

WHEREAS, an instrument dated as of January 20, 1995, was executed by The Prudential Insurance Company pursuant to Section 102 of the Mortgage appointing First Bank (N.A.) as Trustee in succession to Chemical Bank as Corporate Trustee and Peter Morse as Co-Trustee under said Mortgage and by First Bank (N.A.) (U.S. Bank National Association, successor) accepting the appointment as Trustee under such Mortgage in succession to said Chemical Bank and said Peter Morse, which instrument was recorded in the Office of the Register of Deeds in and for Douglas County, Wisconsin on April 6, 1995 in Volume 585 of Records at page 953, Document No. 670717; and

WHEREAS, the Company executed and delivered its Eighth Supplemental Indenture, dated as of January 1, 1997 (hereinafter called its "*Eighth Supplemental Indenture*"), which was recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, on January 7, 1997, in Volume 617 of Records at page 536, Document No. 685699; and

WHEREAS, the Company executed and delivered its Ninth Supplemental Indenture, dated as of October 1, 2007 (hereinafter called its "*Ninth Supplemental Indenture*"), which will be recorded in the office of the Register of Deeds in and for Douglas County, Wisconsin, contemporaneously with the recording of this instrument; and

WHEREAS, in addition to the property described in the Mortgage, as heretofore supplemented, the Company has acquired certain other property, rights and interests in property; and

WHEREAS, the Company has heretofore issued, in accordance with the provisions of the Mortgage, bonds of a series entitled and designated First Mortgage Bonds, 3 3/8% Series due 1973 (the "*Bonds of the First Series*"), in the aggregate principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000), none of which Bonds of the First Series are now Outstanding; bonds of a series entitled and designated First Mortgage Bonds, 3 1/10% Series due 1981 (the "*Bonds of the Second Series*"), in the aggregate principal amount of Five Million Dollars ($5,000,000), none of which Bonds of the Second Series are now Outstanding; bonds of a series entitled and designated First Mortgage Bonds, 5% Series due 1992 (the "*Bonds of the Third Series*"), in the aggregate principal amount of Two Million Seven Hundred Thousand Dollars ($2,700,000), none of which Bonds of the Third Series are now outstanding; bonds of a series entitled and designated First Mortgage Bonds, 9 5/8% Series due 2001 (the "*Bonds of the Fourth Series*"), the interest rate for which bonds was modified to 6.10% by the Sixth Supplemental Indenture, in the aggregate principal amount of Three Million Dollars ($3,000,000), none of which bonds of the Fourth Series are now outstanding; bonds of a series entitled and designated First Mortgage Bonds, 12 1/2% Series due 1992 (the "*Bonds of the Fifth Series*"), in the aggregate principal amount of Three Million Five Hundred Thousand Dollars ($3,500,000), none of which Bonds of the Fifth Series are now outstanding; Bonds of a series entitled and designated First Mortgage Bonds, 7.91% Series due 2013 (the "*Bonds of the Sixth Series*"), in the aggregate principal amount of Five Million Dollars ($5,000,000) of which One Million Five Hundred Thousand Dollars ($1,500,000) aggregate principal amount is now outstanding; Bonds of a series entitled and designated First Mortgage Bonds, 7.27% Series due 2008 (the "*Bonds of the Seventh Series*"), in the aggregate principal amount of Six Million Dollars ($6,000,000) of which Six Million Dollars ($6,000,000) aggregate principal amount is now outstanding; and Bonds of a series entitled and designated First Mortgage Bonds, 5.375% Series due 2021 (the "*Bonds of the Eighth Series*"), in the aggregate principal amount of $6,370,000, none of which has yet been issued.

WHEREAS, Section 8 of the Mortgage provides that the form of each series of bonds (other than Bonds of the First Series) issued thereunder shall be established by Resolution of the Board of Directors of the Company and that the form of such series, as established by said Board of Directors, shall specify the descriptive title of the bonds and various other terms thereof, and may also contain such provisions not inconsistent with the provisions of the Mortgage as the Board of Directors may, in its discretion, cause to be inserted therein; and

WHEREAS, Section 120 of the Mortgage provides, among other things, that the Company may enter into any further covenants, limitations or restrictions for the benefit of any one or more series of bonds issued thereunder, or the Company may establish the terms and provisions of any series of bonds other than said Bonds of the First Series, by an instrument in writing executed and acknowledged by the Company in such manner as would be necessary to entitle a conveyance of real estate to be of record in all of the states in which any property at the time subject to the lien of the Mortgage shall be situated; and

WHEREAS, the Company now desires to create a new series of bonds; and

WHEREAS, the execution and delivery by the Company of this Tenth Supplemental Indenture, and the terms of the Bonds of the Ninth Series hereinafter referred to, have been duly authorized by the Board of Directors of the Company by appropriate resolutions of said Board of Directors;

NOW, THEREFORE, THIS INDENTURE WITNESSETH: That Superior Water, Light and Power Company, in consideration of the premises and of One Dollar ($1) to it duly paid by the Trustee at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, and in further evidence of assurance of the estate, title and rights of the Trustee and in order further to secure the payment both of the principal of and interest and premium, if any, on the bonds from time to time issued under the Mortgage, according to their tenor and effect, and the performance of all the provisions of the Mortgage (including any instruments supplemental thereto and any modification made as in the Mortgage provided) and of said bonds, hereby grants, bargains, sells, releases, conveys, assigns, transfers, mortgages, pledges, sets over and confirms (subject, however, to Excepted Encumbrances as defined in Section 6 of the Mortgage) unto U.S. Bank National Association, as Trustee under the Mortgage, and to its successor or successors in said trust, and to said Trustee and its successors and assigns forever, all and singular the permits, franchises, rights, privileges, grants and property, real, personal and mixed, now owned or which may be hereafter acquired by the Company (except any of the character herein or in the Mortgage expressly excepted), including (but not limited to) its electric light and power works, gas works, water works, buildings, structures, machinery, equipment, mains, pipes, lines, poles, wires, easements, rights of way, permits, franchises, rights, privileges, grants and all property of every kind and description, situated in the City of Superior, Douglas County, Wisconsin, or elsewhere in Douglas County, Wisconsin, in Washburn County, Wisconsin, or in any other place or places now owned by the Company, or that may be hereafter acquired by it, including, but not limited to, the following described properties of the Company--that is to say:

All property, real, personal and mixed, acquired by the Company after the date of the execution and delivery of the Mortgage (except any herein or in the Mortgage, as heretofore supplemented, expressly excepted), now owned or hereafter acquired by the Company and wheresoever situated, including (without in any wise limiting or impairing by the enumeration of the same the scope and intent of the foregoing or of any general description contained in this Tenth Supplemental Indenture) all lands, power sites, flowage rights, water rights, water franchises, water locations, water appropriations, ditches, flumes, reservoirs, reservoir sites, canals, raceways, dams, dam sites, aqueducts, and all other rights or means for appropriating, conveying, storing and supplying water; all rights of way and roads; all plants, works, reservoirs and tanks for the pumping and purification of water; all water works; all plants for the generation of electricity by water, steam and/or other power; all power houses, gas plants, street lighting systems, standards and other equipment incidental thereto, telephone, radio and television systems, air-conditioning systems and equipment incidental thereto, water systems, steam heat and hot water plants, substations, lines, service and supply systems, bridges, culverts, tracks, street and interurban railway systems, offices, buildings and other structures and the equipment thereof; all machinery, engines, boilers, dynamos, water, electric, gas and other machines, regulators, meters, transformers, generators, motors, water, electrical, gas and mechanical appliances, conduits, cables, water, steam, heat, gas or other mains and pipes, service pipes, fittings, valves and connections, pole and transmission lines, wires, cables, tools, implements, apparatus, furniture, chattels and choses in action; all municipal and other franchises, consents or permits; all lines for the transmission and distribution of water, electric current, gas, steam heat or hot water for any purpose, including towers, poles, wires, cables, pipes, conduits, ducts and all apparatus for use in connection therewith; all real estate, lands, easements, servitudes, licenses, permits, franchises, privileges, rights of way and other rights in or relating to real estate or the occupancy of the same and (except as herein or in the Mortgage, as heretofore supplemented, expressly excepted) all the right, title and interest of the Company in and to all other property of any kind or nature appertaining to and/or used and/or occupied and/or enjoyed in connection with any property hereinbefore or in the Mortgage, as heretofore supplemented, described.

Together with all and singular the tenements, hereditaments and appurtenances belonging or in any wise appertaining to the aforesaid property or any part thereof, with the reversion and reversions, remainder and remainders and (subject to the provisions of Section 57 of the Mortgage) the tolls, rents, revenues, issues, earnings, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and franchises and every part and parcel thereof.

It is hereby agreed by the Company that all the property, rights and franchises acquired by the Company after the date hereof (except any herein or in the Mortgage, as heretofore supplemented, expressly excepted) shall be and are as fully granted and conveyed hereby and as fully embraced within the lien of the Mortgage as if such property, rights and franchises were now owned by the Company and were specifically described herein and conveyed hereby.

Provided that the following are not and are not intended to be now or hereafter granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed hereunder and are hereby expressly excepted from the lien and operation of the Mortgage, viz: (1) cash, shares of stock, bonds, notes and other obligations and other securities not hereafter specifically pledged, paid, deposited, delivered or held under the Mortgage or covenanted so to be; (2) merchandise, equipment, materials or supplies held for the purpose of sale in the usual course of business and fuel, oil and similar materials and supplies consumable in the operation of any properties of the Company; rolling stock, buses, motor coaches, automobiles and other vehicles; (3) bills, notes and accounts receivable, and all contracts, leases and operating agreements not specifically pledged under the Mortgage or covenanted so to be; the last day of the term of any lease or leasehold which may heretofore have or hereafter may become subject to the lien of the Mortgage; (4) water, electric energy, gas, ice and other materials or products pumped, stored, generated, manufactured, produced or purchased by the Company for sale, distribution or use in the ordinary course of its business; (5) the Company's franchise to be a corporation; and (6) all permits, franchises, rights, privileges, grants and property in the state of Minnesota now owned or hereafter acquired unless such permits, franchises, rights, privileges, grants and property in the state of Minnesota shall have been subjected to the lien of the Mortgage by an indenture or indentures supplemental to the Mortgage, pursuant to authorization of the Board of Directors of the Company, whereupon all the permits, franchises, rights, privileges, grants and property then owned or thereafter acquired by the Company in the state of Minnesota (except property of the character expressly excepted from the lien of the Mortgage in clauses (1) to (5) above, inclusive), shall become and be subject to the lien of the Mortgage as part of the Mortgaged and Pledged Property and may be released, funded and otherwise dealt with on the same terms and subject to the same conditions and restrictions as though not theretofore excepted from the lien of the Mortgage; *provided, however,* that the property and rights expressly excepted from the lien and operation of the Mortgage in the above subdivisions (2) and (3) shall (to the extent permitted by law) cease to be so excepted in the event and as of the date that the Trustee or a receiver or trustee shall enter upon and take possession of the Mortgaged and Pledged Property in the manner provided in Article XIII of the Mortgage by reason of the occurrence of a Default as defined in Section 65 of the Mortgage.

To have and to hold all such properties, real, personal and mixed, granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed by the Company as aforesaid, or intended so to be, unto U.S. Bank National Association as Trustee, and its successors and assigns forever.

In trust nevertheless, for the same purposes and upon the same terms, trusts and conditions and subject to and with the same provisos and covenants as are set forth in the Mortgage, as heretofore supplemented, this Tenth Supplemental Indenture being supplemental thereto.

And it is hereby covenanted by the Company that all the terms, conditions, provisos, covenants and provisions contained in the Mortgage, as heretofore supplemented, shall affect and apply to the property hereinbefore described and conveyed and to the estate, rights, obligations and duties of the Company and the Trustee and the beneficiaries of the trust with respect to said property, and to the Trustee and its successors as Trustee of said property, in the same manner and with the same effect as if said property had been owned by the Company at the time of the execution of the Mortgage, and had been specifically and at length described in and conveyed to the Trustee by the Mortgage as part of the property therein stated to be conveyed.

The Company further covenants and agrees to and with the Trustee and its successors in said trust under the Mortgage as follows:

ARTICLE I
BONDS OF THE NINTH SERIES

Section 1.1. There shall be a Ninth series of bonds designated "*First Mortgage Bonds, 5.75% Series due November 1, 2037*" (the "*Bonds of the Ninth Series*"), which shall be limited to $6,130,000 aggregate principal amount, and shall be issued as fully registered bonds without coupons in the denominations of $1,000 or any multiple thereof. The Bonds of the Ninth Series shall be dated on the date of issuance thereof, mature on the maturity date of the City of Superior Bonds (as defined herein) or upon earlier acceleration or redemption, and shall bear interest from their date of issuance, at the rate borne by the City of Superior Bonds, payable when interest on the City of Superior Bonds is payable, the principal and interest on each said bond to be payable at the or the office of the Company in Superior, Wisconsin or agency of the Company in the City of St. Paul, Minnesota, in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts.

The Bonds of the Ninth Series shall be authenticated and delivered from time to time, upon the request of the Company to the Trustee, to, and registered in the name of, the trustee under the Indenture of Trust, dated as of October 1, 2007 (herein called the "*City of Superior Indenture*") of the City of Superior, Wisconsin (the "*City*"), in order to secure the obligation of the Company to repay amounts borrowed in connection with the sale of the bonds from time to time issued under the City of Superior Indenture (herein called the "*City of Superior Bonds*") pursuant to the Loan Agreement, dated as of October 1, 2007, between the City and the Company (hereinafter called the "*Loan Agreement*"), together with interest thereon. Such request of the Company shall specify the terms and principal amount of the Bonds of the Ninth Series to be authenticated and delivered pursuant to such request and be accompanied by such certificates, opinions and other documents required under the Mortgage.

The Company shall receive a credit against its obligation to make any payment of the principal of or interest on the bonds of this series, whether at maturity, upon redemption or otherwise, in an amount equal to, and such obligation shall be fully or partially, as the case may be, satisfied and discharged to the extent of, the amount, if any, credited pursuant to the City of Superior Indenture against the payment required to be made by or for the account of the City in respect of the corresponding payment of the principal of or interest on the City of Superior Bonds.

The Trustee may conclusively presume that the obligation of the Company to pay the principal of and interest on the Bonds of the Ninth Series as the same shall become due and payable shall have been fully satisfied and discharged unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that the corresponding payment of principal of or interest on the City of Superior Bonds has become due and payable and has not been fully paid and specifying the amount of funds required to make such payment.

If an Event of Default described in Section 701(a) or (b) of the City of Superior Indenture shall have occurred, in determining whether or not any payment of the principal of or interest on the Bonds of the Ninth Series shall have been made in full, moneys received by the trustee under the City of Superior Indenture from the Company shall, to the extent of the amount remaining to be paid by the Company pursuant to subsection (e) of Section 3.02 of the Loan Agreement be deemed to have been paid under said subsection (e) and not to have been paid on the Bonds of the Ninth Series.

The Trustee may conclusively presume that no Event of Default described in Section 701 of the City of Superior Indenture shall have occurred unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer stating that such an event has occurred.

From time to time, pursuant to Section 9.03 of the Loan Agreement, the Company may amend the terms of the Bonds of the Ninth Series in order to secure the amended obligation of the Company under the Loan Agreement. Upon receipt of a Company request specifying the amended terms of the Bonds of the Ninth Series and requesting the authentication and delivery of amended certificates for such bonds, together with a written notice signed by an officer of the trustee under the City of Superior Indenture confirming that such amended terms comply with the requirements of Section 9.03 of the Loan Agreement, the Trustee shall authenticate and deliver such amended certificates to the trustee under the City of Superior Indenture. Upon such delivery of the amended certificates, the certificates for the corresponding Bonds of the Ninth Series previously held by the trustee under the City of Superior Indenture shall be deemed superseded by the amended certificates and shall thereafter be deemed obsolete, null and void. The obsolete certificates need not be delivered to the Trustee prior to the delivery of the amended certificates, but shall be cancelled or destroyed if and when surrendered by the trustee under the City of Superior Indenture.

On the date that any of the City of Superior Bonds are required to be redeemed pursuant to Section 301 of the City of Superior Indenture, an equal principal amount of Bonds of the Ninth Series shall be redeemed at such principal amount plus accrued interest to such redemption date.

The Trustee may conclusively presume that no event shall have occurred which would require the Company to redeem Bonds of the Ninth Series pursuant to this section unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that such an event shall have occurred, specifying the date thereof and describing such event in reasonable detail.

At the option of the registered owner, any Bonds of the Ninth Series, upon surrender thereof for cancellation at the office or agency of the Company in the City of St. Paul,

Minnesota, or the office of the Company in Superior, Wisconsin, together with a written instrument of transfer wherever required by the Company duly executed by the registered owner or by its duly authorized attorney, shall (subject to the provisions of Section 12 of the Mortgage) be exchangeable for a like aggregate principal amount of bonds of the same series of other authorized denominations.

Bonds of the Ninth Series shall not be transferable except to any successor trustee under the City of Superior Indenture, any such transfer to be made (subject to the provisions of Section 12 of the Mortgage) at the office or agency of the Company in City of St. Paul, Minnesota, or the office of the Company in Superior, Wisconsin.

Upon the delivery of this Tenth Supplemental Indenture and upon compliance with the applicable provisions of the Mortgage, there shall be an initial issue of Bonds of the Ninth Series for the aggregate principal amount of $6,130,000.

Notwithstanding any provision of Section 12 or Section 16 of the Mortgage, (a) no charge will be made by the Company for any transfer or exchange of any Bond of the Ninth Series or, in the case of any lost, destroyed or mutilated Bond, the issuance, authentication and delivery of a new Bond of the Ninth Series in substitution thereof, whether for any stamp tax or other governmental charge, if any, applicable thereto or otherwise, and the Company shall reimburse the Trustee for all expenses incurred in connection therewith and (b) in the event of any loss, destruction or mutilation of any Bond of the Ninth Series, and a request by the holder for issuance of a new Bond of the Ninth Series in substitution therefor, the holder's unsecured indemnity agreement shall be deemed to be satisfactory to the Company and the Trustee for purposes of Section 16 of the Mortgage.

Notwithstanding any provision of Section 15 of the Mortgage, Bonds of the Ninth Series shall be authenticated, issued and delivered only as definitive bonds. Bonds of the Ninth Series so authenticated, issued and delivered may be in the form of fully engraved bonds, bonds printed or lithographed on engraved borders, bonds printed or bonds typewritten.

ARTICLE II
MISCELLANEOUS PROVISIONS

Section 2.1. The terms defined in the Mortgage, as heretofore supplemented, shall for all purposes of this Tenth Supplemental Indenture have the meanings specified in the Mortgage, as heretofore supplemented.

Section 2.2. The Trustee hereby accepts the trust herein declared, provided and created and agrees to perform the same upon the terms and conditions herein and in the Mortgage, as heretofore supplemented, set forth and upon the following terms and conditions.

Section 2.3. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Tenth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made by the Company solely. In general, each and every term and condition contained in Article XVII of the Mortgage shall apply to and form part of this Tenth Supplemental Indenture with the same force and effect as if the same were herein set forth in full, with such omissions, variations and insertions, if any, as may be appropriate to make the same conform to the provisions of this Tenth Supplemental Indenture.

Section 2.4. Subject to the provisions of Article XVI and Article XVII of the Mortgage, whenever in this Tenth Supplemental Indenture any of the parties hereto is named or referred to, this shall be deemed to include the successors or assigns of such party, and all the covenants and agreements in this Tenth Supplemental Indenture contained by or on behalf of the Company or by or on behalf of the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties whether so expressed or not.

Section 2.5. Nothing in this Tenth Supplemental Indenture, express or implied, is intended, or shall be construed, to confer upon, or to give to, any person, firm or corporation, other than the parties hereto and the holders of the bonds Outstanding under the Mortgage, any right, remedy or claim under or by reason of this Tenth Supplemental Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all the covenants, conditions, stipulations, promises and agreements of this Tenth Supplemental Indenture contained by or on behalf of the Company shall be for the sole and exclusive benefit of the parties hereto, and of the holders of the bonds and of the coupons Outstanding under the Mortgage.

Section 2.6. This Tenth Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

IN WITNESS WHEREOF, Superior Water, Light and Power Company has caused its corporate name to be hereunto affixed, and this instrument to be signed and sealed by its President or one of its Vice Presidents, and its corporate seal to be attested by its Secretary or one of its Assistant Secretaries for and in its behalf, and U.S. Bank National Association has caused its corporate name to be hereunto affixed, and this instrument to be signed by its President and to be attested by its Secretary, all as of the 1st day of October, 2007.

SUPERIOR WATER, LIGHT AND POWER COMPANY

By: Roger P. Engle
President

ATTEST:

Janet A. Blake
Secretary

Executed, sealed and delivered by Superior Water, Light and Power Company in the presence of:

Nancy A. Venne

Paul M. Holt

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: ______________________________
Vice President

ATTEST:

____
Vice President

Executed and delivered by U.S. Bank National Association in the presence of:

____

____

STATE OF WISCONSIN)
) SS.
COUNTY OF DOUGLAS)

Personally came before me this 24 day of September, 2007, Roger P. Engle, to me known to be the President, and Janet A. Blake, to me known to be the Secretary of the above-named SUPERIOR WATER, LIGHT AND POWER COMPANY, the corporation described in and which executed the foregoing instrument, and to me personally known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, who, being by me duly sworn, did depose and say and acknowledge that they are respectively the President and Secretary of said corporation, that the seal affixed to said instrument is the corporate seal of said corporation, and that they signed, sealed and delivered said instrument in the name and on behalf of said corporation by authority of its Board of Directors, and said Roger P. Engle and Janet A. Blake, then and there acknowledged said instrument to be the free act and deed of said corporation and that such corporation executed the same.

Given under my hand and notarial seal this 24 day of September, 2007.

Nancy A. Venne
Notary Public, State of Wisconsin
My Commission expires July 20, 2008

STATE OF MINNESOTA)
) SS.
COUNTY OF RAMSEY)

Personally came before me this 20th day of September, 2007, Richard Prokosch, to me known to be the Vice President and Raymond Haverstock, to me known to the Vice President of the above-named U.S. BANK NATIONAL ASSOCIATION, the corporation described in and which executed the foregoing instrument, and to me personally known to be the persons who as such officers executed the foregoing instrument in the name and behalf of said corporation, who, being by me duly sworn, did depose and say and acknowledge that they are respectively the Vice President and Vice President of said corporation, and that they signed and delivered said instrument in the name and on behalf of said corporation by authority of its Board of Directors, and said Vice President and Vice President then and there acknowledged said instrument to be the free act and deed of said corporation and that such corporation executed the same.

Given under my hand and notarial seal this 20th day of September, 2007

Denise Landeen
Notary Public, State of Minnesota
My Commission expires January 31, 2012

DENISE R. LANDEEN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2012

EXHIBIT A

[FORM OF BOND OF THE NINTH SERIES]

THIS BOND IS NOT TRANSFERABLE EXCEPT TO A SUCCESSOR TRUSTEE UNDER THE INDENTURE OF TRUST, DATED AS OF OCTOBER 1, 2007 (HEREINAFTER CALLED "*THE CITY OF SUPERIOR INDENTURE*"), BETWEEN THE CITY OF SUPERIOR, WISCONSIN (HEREINAFTER CALLED "*THE CITY*"), AND U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE UNDER THE CITY OF SUPERIOR INDENTURE.

SUPERIOR WATER, LIGHT AND POWER COMPANY
FIRST MORTGAGE BOND

5.75% Series due November 1, 2037

No. R-___ $__________

SUPERIOR WATER, LIGHT AND POWER COMPANY, a corporation of the State of Wisconsin (hereinafter called the "*Company*"), for value received, hereby promises to pay to ____ ______________________________ , or registered assigns, on November 1, 2037, __________ __________________ DOLLARS ($______) in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts, and to pay to the registered owner hereof interest thereon in like coin or currency (computed on the basis of a 360-day year of twelve 30-day months) at the rate of five and seventy-five hundredths percent (5.75%) per annum semiannually on May 1 and November 1 of each year commencing November 1, 2007 until the principal thereof shall have become due and payable and at the same rate per annum on any overdue payment of principal or premium, if any, and, to the extent enforceable under applicable law, on any overdue payment of interest. The principal hereof (and premium, if any) and interest hereon shall be paid at the office or agency of the Company in the City of St. Paul, Minnesota, or the office of the Company in Superior, Wisconsin or as shall be otherwise agreed to pursuant to the provisions of the Tenth Supplemental Indenture hereinafter referred to.

This bond is one of an issue of bonds of the Company issuable in series and is one of a series designated the First Mortgage Bonds, 5.75% Series due November 1, 2037 (the "*Bonds of the Ninth Series*") created by the Tenth Supplemental Indenture dated as of October 1, 2007 executed by the Company to U.S. Bank National Association (successor Trustee to Chemical Bank and Peter Morse), as Trustee, all bonds of all series being issued and to be issued under and equally secured by a Mortgage and Deed of Trust (herein, together with any indentures supplemental thereto, called the "*Mortgage*"), dated as of March 1, 1943, executed by the Company to Chemical Bank & Trust Company and Howard B. Smith, as Trustees (U.S. Bank National Association, successor Trustee). Reference is made to the Mortgage for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds and of the Trustee in respect thereof, the duties and immunities of the

Trustee and terms and conditions upon which the bonds are and are to be secured and the circumstances under which additional bonds may be issued.

With the consent of the Company and to the extent permitted by and as provided in the Mortgage, the rights and obligations of the Company and/or the rights of the holders of the bonds and/or coupons and/or the terms and provisions of the Mortgage may be modified or altered by affirmative vote of the holders of at least seventy per centum (70%) in principal amount of the bonds then outstanding under the Mortgage and, if the rights of the holders of one or more, but less than all, series of bonds then outstanding are to be affected, then also by affirmative vote of the holders of at least seventy per centum (70%) in principal amount of the bonds then outstanding of each series of bonds so to be affected (excluding in any case bonds disqualified from voting by reason of the Company's interest therein as provided in the Mortgage); provided that, without the consent of the holder hereof, no such modification or alteration shall, among other things, impair or affect the right of the holder to receive payment of the principal of (and premium, if any) and interest on this bond, on or after the respective due dates and at the places and in the respective amounts expressed herein, or permit the creation of any lien equal or prior to the lien of the Mortgage or deprive the holder of the benefit of a lien on the mortgaged and pledged property, or give any bond or bonds secured by the Mortgage any preference over any other bond or bonds so secured, or reduce the percentage in principal amount of the bonds required to authorize or consent to any such modification or alteration of the Mortgage.

The Bonds of the Ninth Series may be redeemed prior to maturity, in the manner described in the Tenth Supplemental Indenture. The Trustee may conclusively presume that no event shall have occurred which would require the Company to redeem bonds of this series pursuant to Section 1.1 of the Tenth Supplemental Indenture unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that such an event shall have occurred, specifying the date thereof and describing such event in reasonable detail.

The principal hereof may be declared or may become due prior to the maturity date hereinbefore named on the conditions, in the manner and at the time set forth in the Mortgage, upon the occurrence of a default as in the Mortgage provided.

If an Event of Default described in Section 701(a) or (b) of the City of Superior Indenture shall have occurred, in determining whether or not any payment of the principal of or interest on the bonds of this series shall have been made in full, moneys received by the trustee under the City of Superior Indenture from the Company shall, to the extent of the amount remaining to be paid by the Company pursuant to subsection (e) of Section 3.02 of the Loan Agreement, be deemed to have been paid under said subsection (e) and not to have been paid on the bonds of this series.

The Trustee may conclusively presume that the obligation of the Company to pay the principal of and interest on the bonds of this series as the same shall become due and payable shall have been fully satisfied and discharged unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer, stating that the corresponding payment of principal of or interest on the bonds issued under the City of Superior Indenture (hereinafter called the "*City of Superior Bonds*") has become due and payable and has not been fully paid and specifying the amount of funds required to make such payment. The Trustee may conclusively presume that no Event of Default described in Section 701 of the City of Superior Indenture shall have occurred unless and until it shall have received a written notice from the trustee under the City of Superior Indenture, signed by its President, a Vice President or a Trust Officer stating that such an event has occurred.

This bond is not transferable except to any successor trustee under the City of Superior Indenture, such transfer to be made as prescribed in the Mortgage by the registered owner hereof in person, or by its duly authorized attorney, at the office or agency of the Company in the City of St. Paul, Minnesota or the office of the Company in Superior, Wisconsin upon surrender hereof for cancellation, together with a written instrument of transfer in form approved by the Company duly executed by the registered owner hereof or by its duly authorized attorney, and thereupon a new fully registered bond or bonds of the same series for a like principal amount will be issued to the transferee in exchange herefor as provided in the Mortgage. This bond may, at the option of the registered owner hereof and upon surrender hereof for cancellation at such office or agency, be exchanged as prescribed in the Mortgage for other registered bonds of the same series of other authorized denominations having a like aggregate principal amount. No charge will be made by the Company for any transfer or exchange of this bond or, in case this bond shall be lost, destroyed or mutilated, the issuance, authentication and delivery of a new bond in substitution hereof. The Company and the Trustee may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment and for all other purposes and neither the Company nor the Trustee shall be affected by any notice to the contrary.

As provided in the Mortgage, the Company shall not be required to make transfers or exchanges of bonds of any series for a period of ten (10) days next preceding any interest payment date for bonds of said series, or next preceding any designation of bonds of said series to be redeemed, and the Company shall not be required to make transfers or exchanges of any bonds designated in whole or in part for redemption.

The Company shall receive a credit against its obligation to make any payment of the principal of or interest on the bonds of this series, whether at maturity, upon redemption or otherwise, in an amount equal to, and such obligation shall be fully or partially, as the case may be, satisfied and discharged to the extent of, the amount, if any, credited pursuant to the City of Superior Indenture against the payment required to be made by or for the account of the City in respect of the corresponding payment of the principal of or interest on the City of Superior Bonds pursuant to the Loan Agreement, dated as of October 1, 2007, from the City to the Company (hereinafter called the "*Loan Agreement*").

No recourse shall be had for the payment of the principal of or interest on this bond against any incorporator or any past, present or future subscriber to the capital stock, stockholder, officer, or director of the Company or of any predecessor or successor corporation, as such, either directly or through the Company or any predecessor of successor corporation, under any rule of law, statute, or constitution or by the enforcement of any assessment or otherwise, all such liability of incorporators, subscribers, stockholders, officers, and directors being released by the holder or owner hereof by the acceptance of this bond and being likewise waived and released by the terms of the Mortgage.

This bond shall not become obligatory until U.S. Bank National Association, the Trustee under the Mortgage, or its successor thereunder, shall have signed the form of authentication certificate endorsed hereon.

IN WITNESS WHEREOF, SUPERIOR WATER, LIGHT AND POWER COMPANY has caused this bond to be signed in its corporate name by its President or one of its Vice-Presidents and its Treasurer and its corporate seal to be impressed or imprinted hereon and attested by its Secretary or one of its Assistant Secretaries on ________________, _____.

SUPERIOR WATER, LIGHT AND POWER COMPANY

By ______________________________
Roger P. Engle
President

By ______________________________
William S. Bombich
Treasurer

ATTEST:

____
Janet A. Blake
Secretary

[FORM OF TRUSTEE'S AUTHENTICATION CERTIFICATE]

This bond is one of the bonds, of the series herein designated, described or provided for in the within-mentioned Mortgage.

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By ______________________________
Authorized Officer

Exhibit 10(m)10

ANNEX B

TO

ALLETE

EXECUTIVE LONG TERM INCENTIVE COMPENSATION PLAN

PERFORMANCE SHARE GRANT

Effective 2008

[Eligible Executive Employees]

Financial Measure:

Total Shareholder Return (TSR) computed over the three-year period.

Performance Share Award:

If ALLETE's TSR ranking is 3rd or higher among a peer group of 16 companies (superior performance), 200% of the Performance Share Grant will be earned. If ALLETE's TSR performance ranks 9th among the peer group (target performance), 100% of the Grant will be earned. If ALLETE's TSR performance ranks 12th (threshold performance), 50% of the Grant will be earned. If TSR performance is below threshold, no Performance Shares will be earned. Straight-line interpolation will be used to determine earned awards based on the TSR ranking between threshold, target and superior.

TSR Rank	Perf. Level	Payout %
1		200.0%
2		200.0%
3	Superior	200.0%
4		183.3%
5		166.7%
6		150.0%
7		133.3%
8		116.7%
9	Target	100.0%
10		83.3%
11		66.7%
12	Threshold	50.0%
13		0%
14		0%
15		0%
16		0%
17		0%

Exhibit 10(q)

ALLETE AND AFFILIATED COMPANIES

CHANGE IN CONTROL SEVERANCE PLAN

ALLETE's Board of Directors has determined that it is in the best interest of ALLETE and its shareholders to foster the continued dedication and objectivity of certain key members of the Company's management notwithstanding the possibility or occurrence of an acquisition by another company or other change in control of the Company. Accordingly, ALLETE has adopted this Change in Control Severance Plan effective as of the "Effective Date."

Section 1. **Definitions**. For purposes of the Plan, the following terms shall have the meanings indicated below:

"Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Affiliate" means any entity directly or indirectly controlled by, controlling or under common control with, ALLETE.

"ALLETE" means ALLETE, Inc., a Minnesota Corporation.

"Base Salary" shall mean, as to any Participant, the highest amount a Participant is entitled to receive annually as base salary at any time during the Protection Period, without reduction for any pre-tax contributions to benefit plans.

"Benefit Continuation Payment" means the payment described in Section 2.1.2.

"Board" means the Board of Directors of ALLETE.

"Bonus Amount" shall mean, as to any Participant, an amount equal to the Participant's annual bonus which would have been payable under the Bonus Plans in which he or she participates (x) as of immediately prior to the Change in Control had he or she continued in employment until the end of the fiscal year of the Employer in which the Change in Control occurs and had bonuses been payable at "target" levels for such year or (y) if greater, as of the Termination Date had he or she continued in employment until the end of the fiscal year of the Employer in which the Termination Date occurs and had bonuses been payable at "target" levels for such year.

"Bonus Plans" shall mean the ALLETE Executive Annual Incentive Plan, the ALLETE Results Sharing Program and any similar or successor annual bonus or profit sharing plans, excluding plans intended to qualify under Section 401(a) of the Code.

"Cause" means:

(a) the Participant's willful and continued failure to perform the duties and responsibilities of his or her position (other than as a result of the Participant's disability or anticipated failure after the Participant gives notice of Termination for Good Reason by the Participant) after there has been delivered to the Participant a written demand for performance which describes the basis for the belief that the Participant has not substantially performed his or her duties and after the Participant fails to take full corrective action within twenty (20) days of receipt of such notice; or

(b) any material act of personal dishonesty taken by the Participant in connection with his or her responsibilities as an employee of the Company which is demonstrably and materially injurious to the Company; or

(c) the Participant's conviction of, or plea of *nolo contendere* to, a felony that the Company (or in the case of the Chief Executive Officer, the Board) reasonably believes has had or will have a material detrimental effect on the Company's business or reputation.

"**Change in Control**" means the earliest of:

(a) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulation section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of ALLETE that, together with stock previously held by the acquiror, constitutes more than fifty (50%) percent of the total fair market value or total voting power of ALLETE stock. If any one Person, or more than one Person acting as a group, is considered to own more than fifty (50%) percent of the total fair market value or total voting power of ALLETE stock, the acquisition of additional stock by the same Person or Persons acting as a group does not cause a Change in Control. An increase in the percentage of stock owned by any one Person, or Persons acting as a group, as a result of a transaction in which ALLETE acquires its stock in exchange for property, is treated as an acquisition of stock;

(b) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulation section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) ownership of a ALLETE stock possessing at least thirty (30%) percent of the total voting power of ALLETE stock;

(c) the date a majority of the members of the ALLETE board of directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of appointment or election; or

(d) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulation section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) assets from ALLETE that have a total gross fair market value equal to at least forty (40%) percent of the total gross fair market value of all ALLETE's assets immediately prior to the acquisition or acquisitions. For this purpose, "gross fair market value" means the value of the corporation's assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets.

In determining whether a Change in Control occurs, the attribution rules of Code Section 318 apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option.

"Change in Control Severance Payment" means the Severance Payment and Benefit Continuation Payment.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the committee responsible for administering the Plan, as described in Section 5.

"Company" means ALLETE and its Affiliates and except for purposes of determining whether a Change in Control has occurred, shall include any successor in interest to its business or assets which assumes the obligations of the Plan as required in Section 6.1 or which becomes bound by the terms of the Plan by operation of law.

"Effective Date" means February 13, 2008.

"Good Reason" means the occurrence of any of the following without the Participant's consent, which will permit the Participant to terminate employment within ninety (90) days after the end of the Cure Period (defined below):

(a) a material diminution of the Participant's authority, duties, or responsibilities relative to the authority, duties or responsibilities of the Participant prior to such reduction; or

(b) a material diminution by the Company in the Participant's total compensation, including base pay, aggregate incentive compensation opportunities (but excluding any reduction in incentive compensation awards as the result of the performance of the Participant or the Company) and aggregate benefits, as in effect immediately prior to such reduction; or

(c) the relocation of the Participant to a location or facility more than fifty (50) miles from the Participant's location immediately prior to change; or

(d) a material diminution by the Company of the authority, duties, or responsibilities of the supervisor to whom the Participant is required to report relative to the authority, duties or responsibilities of the supervisor prior to such reduction, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the Board; or

(e) a material diminution in the budget over which the Participant retains authority relative to the budget prior to such reduction; or

(f) any other action or inaction that constitutes a material breach by the Company of an agreement under which a Participant provides services.

Notwithstanding the foregoing, the Participant may not resign for Good Reason without first providing the Employer with written notice (except in the case of ALLETE's Chief Executive Officer who shall provide such notice to the Board) of the condition that could constitute a "Good Reason" event within ninety (90) days of the initial existence of the condition and then only if such condition has not been remedied by the Employer within thirty (30) days of such written notice (the "Cure Period").

"Employer" shall mean, as applicable to any Participant, ALLETE or an Affiliate that employs the Participant.

"Involuntary Separation" means, with respect to a Participant, an involuntary termination of employment by the Employer without Cause, or a voluntary termination by the Participant with Good Reason.

"Participant" means an individual who the Committee has selected to participate in the Plan and who has received written notification of both the eligibility to participate and status as either a "Group A Participant" or a "Group B Participant."

"Person" means any individual, corporation (including any non-profit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, firm, association, organization or other entity or any governmental or quasi-governmental authority, organization, agency or body.

"Plan" means this ALLETE and Affiliated Companies Change in Control Severance Plan.

"Protection Period" means the period beginning on the date that is six (6) months prior to a Change in Control and ending on the date that is twenty four (24) months after a Change in Control.

"Severance Duration Multiplier" means with respect to any Group A Participant, 2.5; and, with respect to any Group B Participant, 1.5.

"Severance Payment" means the payment described in Section 2.1.1.

"Termination Date" shall mean, with respect to a Participant, the date of the Participant's Involuntary Separation.

Section 2. <u>Change in Control Severance Benefits</u>.

2.1 <u>Involuntary Separation in Connection with Change in Control</u>. If a Participant has an Involuntary Separation on any date during the Protection Period, Participant will receive the following severance benefits from the Employer:

2.1.1 Severance Payment. Participant will receive a lump sum cash payment in an amount equal to the product of (a) the applicable Severance Duration Multiplier and (b) the sum of (i) the Participant's Base Salary and (ii) the Participant's Bonus Amount.

2.1.2 Benefit Continuation Payment. Participant will receive an additional lump sum cash payment in an amount equal to (a) plus (b) as follows:

(a) the applicable Severance Duration Multiplier times the sum of: (i) the annual premium for medical and dental benefits in effect on the Termination Date as determined for individuals who are entitled to elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"); (ii) the annual premium the Employer would have paid to maintain core life insurance on behalf of the Participant had the Participant remained an employee of the Employer; (iii) an amount the Employer would have allocated to the Participant annually under the Minnesota Power and Affiliated Companies Flexible Compensation Plan, determined with reference to the Participant's Base Salary; and (iv) the annual SERP II Annual Make-Up Award Participant would have received had Participant remained employed by the Employer, determined on the basis of Participant's Base Salary and Bonus Amounts, and the maximum Employer matching contribution to defined contribution plans; and

(b) the lump sum present value of the additional supplemental retirement benefit the Participant would have accrued under the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II ("SERP II") if Participant had remained employed by the Company for an additional number of years equal to the applicable Severance Duration Multiplier, determined on the basis of Participant's Base Salary and Bonus Amounts, and the actuarial assumptions used in connection with SERP II on the date of the Change of Control.

Participants will be responsible for electing benefit continuation coverage, if such coverage is desired, pursuant to COBRA, within the time period prescribed pursuant to COBRA, and for paying all COBRA premiums for any continuation coverage so elected.

2.1.3 Outplacement Services. The Company will pay up to an aggregate of $25,000 for outplacement services obtained by Participant on or before the end of the second year following the year including the Termination Date, provided that the services commence not later than three (3) months following the later of the Change in Control or the Termination Date, and all amounts must be paid by the end of the third year following the year including the Termination Date. Outplacement services will be provided only in kind; the Company will pay the outplacement service provider(s) directly for services rendered to the Participant in accordance with this Section. No cash will be paid in lieu of outplacement services, nor will cash compensation to the Participant be increased if the Participant declines or does not use outplacement services.

2.2 Timing of Severance Payments. Subject to Sections 2.5 and 3.1, the Company will pay any Change in Control Severance Payment to which a Participant is entitled within 30 days after the later of the Termination Date or the effective date of the Separation Agreement and Release, but in no event more than seventy-four (74) calendar days after the later of the date of the Change of Control or the Termination Date.

2.3 Voluntary Resignation; Termination for Cause. If Participant's employment with the Company terminates for any reason other than Involuntary Separation, Participant will not receive any payments under this Plan.

2.4 Coordination with other Payments. The payments and benefits under this Plan to a Participant are intended to constitute the exclusive payments in the nature of severance or termination pay that shall be due to a Participant upon termination of his or her employment without Cause or for Good Reason in connection with a Change in Control and shall be in lieu of any such other payments under any agreement, plan, practice or policy of the Company, except as otherwise expressly provided in a written agreement between the Company and the Participant that such severance payments or benefits are to be paid in addition to any payment or benefit described herein. Accordingly, if a Participant is a party to an employment, severance, termination, salary continuation or other similar agreement with the Company or any of its Affiliates, or is a participant in any other severance plan, practice or policy of the Company or any of its Affiliates that does not expressly provide that such severance payments or benefits are to be paid in addition to any payment or benefit described herein, the severance pay to which the Participant is entitled under this Plan shall be reduced (but not below zero) by the amount of severance pay to which he or she is entitled under such other agreement, plan, practice or policy; provided that the reduction set forth in this sentence shall not apply as to any other such agreement, plan, practice or policy that contains a reduction provision substantially similar to this Section 2.4 so long as the reduction provision of such other agreement, plan, practice or policy is applied.

2.5 Code Section 409A. To the extent that any payment under this Plan is deemed to be deferred compensation subject to the requirements of Section 409A of the Code, or any final regulations or guidance promulgated thereunder ("Section 409A"), the plan will be operated in compliance with Section 409A with respect to the subject payment. Notwithstanding anything in this Plan to the contrary, if Participant is a Specified Employee, the payment of any amount under this Plan that is Nonqualified Deferred Compensation, and that becomes payable on account of a Separation from Service, will be delayed and paid in a lump sum, with interest from the date on which it would otherwise have been paid in accordance with Section 2.2 at the short-term applicable federal rate, on the first date on which any such amount may be paid without triggering a tax under Section 409A, but in no event before the date that is six (6) months and one (1) day following the Participant's Separation from Service. The Plan is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company may amend or modify the plan, at any time, to comply with Section 409A. The terms "Specified Employee," "Nonqualified Deferred Compensation," and "Separation from Service" shall have the meaning provided by Section 409A and the applicable Treasury Regulations.

Section 3. Conditions to Receipt of Benefits; No Mitigation.

3.1 Separation Agreement and Release of Claims. No Change in Control Severance Payment shall be provided to a Participant unless, within sixty (60) days following the later of the Change in Control or Participant's Termination Date, the Participant delivers to the Company a Separation Agreement and Release, that has been properly executed on or after the Participant's Termination Date and has become irrevocable as provided therein. The initial form of the Separation Agreement and Release, including non-solicitation, non-competition and non-disparagement provisions, is attached to this Plan as Appendix A. Prior to the occurrence of a Change in Control, the Company may revise the Separation Agreement and Release. The Company may in any event modify the Separation Agreement and Release to conform it to the laws of the local jurisdiction applicable to a Participant or a change in applicable federal law so long as such modification does not increase the obligations of the Participant thereunder.

3.2 No Duty to Mitigate. Participant will not be required to mitigate the amount of any payment or benefit contemplated by this Plan, nor will any earnings that Participant may receive from any other source reduce any such payment or benefits.

Section 4. Limitation on Payments; Excise Tax Gross-up.

4.1 Notwithstanding anything in this Plan to the contrary and except as set forth below, in the event it shall be determined that any "Payment," as defined in Section 4.6, would be subject to the "Excise Tax," as defined in Section 4.6, then the Participant shall be entitled to receive an additional payment (the "Gross-Up Payment," as defined in Section 4.6) in an amount such that the net amount of the Gross-Up Payment retained by Participant, after payment of all federal, state and local income and employment taxes (including, without limitation, any federal, state, and local income and employment taxes and Excise Tax imposed on the Gross-Up Payment, and any interest or penalties imposed with respect to such taxes, but excluding any tax on the Payment), shall be equal to the Excise Tax imposed on the Payment. Notwithstanding the foregoing provisions of this Section 4, if it shall be determined that the Participant is entitled to the Gross-Up Payment, but that the Parachute Value, as defined in Section 4.6, of all Payments will not exceed the Safe Harbor Amount, as defined in Section 4.6, if the Payments are reduced to an amount not less than 85% of the total of all Payments, then no Gross-Up Payment shall be made to the Participant and the amounts payable under this Agreement shall be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount. The reduction of the amounts payable hereunder, if applicable, shall be made by first reducing the Severance Payment, unless an alternative method of reduction is elected by the Participant, and in any event shall be made in such a manner as to maximize the Value, as defined in Section 4.6, of all Payments actually made to the Participant. For purposes of reducing the Payments to the Safe Harbor Amount, only amounts payable under this Agreement (and no other Payments) shall be reduced. If the reduction of the amount payable under this Agreement would not result in a reduction of the Parachute Value of all Payments to the Safe Harbor Amount, no amounts payable under the Agreement shall be reduced pursuant to this Section.

4.2 Subject to the provisions of Section 4.3, all determinations required to be made under this Section 4, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by the Participant (the "Accounting Firm"). For purposes of the Accounting Firm's determinations, the Participant shall be deemed to pay federal income tax and employment taxes at the highest marginal rate of federal income and employment taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Participant's residence on the date the Payment is made, net of the reduction in federal income taxes that the Participant may obtain from the deduction of such state and local income taxes. The Accounting Firm shall provide detailed supporting calculations both to the Company and the Participant within 15 business days of the receipt of notice from the Participant that there has been a Payment or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Participant may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section, shall be paid by the Company to the Participant within 5 days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the Participant. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (the "Underpayment"), consistent with the calculations required to be made hereunder. In the event the Company exhausts its remedies pursuant to Section 4.3 and the Participant thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant.

4.3 The Participant shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Participant is informed in writing of such claim. The Participant shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Participant shall not pay such claim prior to the expiration of the 30-day period following the date on which the Participant gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Participant in writing prior to the expiration of such period that the Company desires to contest such claim, the Participant shall:

4.3.1 give the Company any information reasonably requested by the Company relating to such claim,

4.3.2 take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

4.3.3 cooperate with the Company in good faith in order effectively to contest such claim, and

4.3.4 permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Participant harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses.

Without limitation on the foregoing provisions of this Section 4.3, the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Participant and direct the Participant to sue for a refund or contest the claim in any permissible manner, and the Participant agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that, if the Company pays such claim and directs the Participant to sue for a refund, the Company shall indemnify and hold the Participant harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and provided, further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Participant with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Participant shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

4.4 If, after the receipt by the Participant of a Gross-Up Payment or payment by the Company of an amount on the Participant's behalf pursuant to Section 4.3, the Participant becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Participant shall (subject to the Company complying with the requirements of Section 4.3, if applicable) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Company of an amount on the Participant's behalf pursuant to Section 4.3, a determination is made that the Participant shall not be entitled to any refund with respect to such claim and the Company does not notify the Participant in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

4.5 Notwithstanding any other provision of this Section 4, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Participant, all or any portion of any Gross-Up Payment, and the Participant hereby consents to such withholding.

4.6 Definitions. The following terms shall have the following meanings for purposes of this Section 4.

4.6.1 "Excise Tax" shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

4.6.2 "Parachute Value" of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

4.6.3 A "Payment" shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Participant, whether paid or payable pursuant to this Agreement or otherwise.

4.6.4 The "Safe Harbor Amount" means 2.99 times the Participant's "base amount," within the meaning of Section 280G(b)(3) of the Code.

4.6.5 "Value" of a Payment shall mean the economic present value of a Payment as of the date of the change of control for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

Section 5. Plan Administration.

5.1 The Plan shall be interpreted, administered and operated by the Executive Compensation Committee of the Board ("Committee"). Subject to the express terms of the Plan, the Committee shall have complete authority, in its sole discretion, to determine who shall be a Participant, to interpret the Plan, to prescribe, amend and rescind rules relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. Notwithstanding the foregoing, the Committee may delegate any of its duties hereunder to such Person or Persons from time to time as it may designate.

5.2 All expenses and liabilities that members of the Committee incur in connection with the administration of the Plan shall be borne by the Company. The Committee may employ attorneys, consultants, accountants, appraisers, brokers, or other Persons, and the Committee, the Company and the Company's officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such Persons. No member of the Committee or the Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, and all members of the Committee shall be fully protected by the Company in respect of any such action, determination or interpretation.

Section 6. Successors.

6.1 The Company's Successors. This Plan shall bind any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, in the same manner and to the same extent that the Company would be obligated under this Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Company shall require such successor expressly and unconditionally to assume and agree to perform the obligations of the Company and each Employer under this Plan, in the same manner and to the same extent that the Company and each Employer would be required to perform if no such succession had taken place.

6.2 Participant's Successors. All rights of the Participant under this Plan will inure to the benefit of, and be enforceable by, the Participant's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees or other beneficiaries. If a Participant dies while any amount is payable to such Participant hereunder (other than amounts which, by their terms, terminate upon the death of the Participant) if such Participant had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to the executors, personal representatives or administrators of such Participant's estate.

Section 7. Notices.

7.1 General. Notices and all other communications provided for in the Plan shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested and postage prepaid. In the case of a Participant, mailed notices will be sent to his or her home address most recently communicated to the Company in writing. In the case of the Company, mailed notices will be addressed to its corporate headquarters, and all notices will be directed to the attention of its Vice President, Human Resources.

7.2 Notice of Termination. Any termination of a Participant's employment by the Company for Cause or by a Participant for Good Reason will be communicated by a notice of termination to the other party given in accordance with Section 7.1 of the Plan.

Section 8. Miscellaneous.

8.1 No Waiver. No waiver by the Company or any Participant, as the case may be, at any time of any lack of compliance with any condition or provision of this Plan to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same, or at any prior or subsequent time. All other plans, policies and arrangements of the Company in which the Participant participates during the term of this Plan shall be interpreted so as to avoid the duplication of benefits paid hereunder.

8.2 No Right to Employment. Nothing contained in this Plan or any documents relating to the Plan shall: (a) confer on a Participant any right to continue in the employ of the Company or a subsidiary, (b) constitute any contract or agreement of employment, or (c) interfere in any way with the right of the Company to terminate the Participant's employment at any time, with or without Cause.

8.3 Legal Fees and Expenses. If a Participant commences a legal action to enforce any of the obligations of the Company under this Plan and Participant prevails on the merits of the substantive issues in dispute in such proceeding, the Company shall pay the Participant the amount necessary to reimburse the Participant in full for all actual reasonable expenses (including reasonable attorneys' fees and legal expenses) incurred by the Participant with respect to such action.

8.4 Plan Termination; Amendment of Plan. Prior to a Change in Control, the Plan may be amended or modified in any respect, and may be terminated, in any such case by resolution adopted by the Executive Compensation Committee of the Board; provided, however, that no such amendment, modification or termination that would adversely affect the benefits or protections hereunder of any individual who is a Participant as of the date such amendment, modification or termination is adopted shall be effective as it relates to such individual unless no

Change in Control occurs within one year after such adoption, any such attempted amendment, modification or termination adopted within one year prior to a Change in Control being null and void ab initio as it relates to all such individuals who were Participants prior to such adoption (it being understood, however, that the hiring, termination of employment, promotion or demotion of any employee of the Company prior to a Change in Control shall not be construed to be an amendment, modification or termination of the Plan); provided, further, however, that the Plan may not be amended, modified or terminated, (i) at the request of a third party who has indicated an intention or taken steps to effect a Change in Control and who effectuates a Change in Control or (ii) otherwise in connection with, or in anticipation of, a Change in Control which actually occurs, any such attempted amendment, modification or termination being null and void ab initio. Any action taken to amend, modify or terminate the Plan which is taken after the execution of an agreement providing for a transaction or transactions which, if consummated, would constitute a Change in Control shall conclusively be presumed to have been taken in connection with a Change in Control. From and after the occurrence of a Change in Control, the Plan may not be amended or modified in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is a Participant in the Plan on the date the Change in Control occurs. From and after the occurrence of a Change in Control, except to the extent specifically permitted by the last sentence of Section 3.1, the revision of the Separation Agreement and Release, attached hereto as Appendix A, shall be deemed to be a modification of the Plan for purposes of this Section 8.4. If a Change in Control occurs, this Plan shall continue in full force and effect and shall not terminate or expire until after all Participants who have become entitled to Change in Control Severance Payments hereunder shall have received such payments in full.

8.5 Benefits not Assignable. Except as otherwise provided herein or by law, no right or interest of a Participant under the Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including without limitation by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof shall be effective; and no right or interest of a Participant under the Plan shall be liable for, or subject to, any obligation or liability of such Participant. When a payment is due pursuant this Plan to a Participant who is unable to care for his or her affairs, payment may be made directly to his or her legal guardian or personal representative.

8.6 Tax Withholding. All amounts payable hereunder shall be subject to withholding of applicable federal, state and local taxes.

8.7 Minnesota Law. This Plan will be construed and interpreted, and the rights of the Company and Participants will be determined in accordance with, the laws of the State of Minnesota (without regard to the conflicts of laws principles thereof), to the extent not preempted by federal law, which shall otherwise control.

8.8 Validity. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which shall remain in full force and effect. If this Plan shall for any reason be or become unenforceable by either party, this Plan shall thereupon terminate and become unenforceable by the other party as well.

NOW, THEREFORE, ALLETE has adopted this Change in Control Severance Plan effective as of the Effective Date.

ALLETE, Inc.

By [signature]

Its Chairman, President, and CEO

Attest:

By Deborah A. Amberg

Its Sr. VP, General Counsel, and Secretary

Appendix A

Form of
SEPARATION AGREEMENT AND RELEASE

WHEREAS << [full name] >> ("Executive") is a Participant of the ALLETE Change in Control Severance Plan ("the Plan"), and whereas Executive's employment with <<ALLETE, Inc. or applicable Affiliate >> (together with all affiliates of ALLETE, Inc., the "Company") terminated effective <<Termination Date>> ("<<"Termination Date" / "Retirement Date">>)under circumstances that make Executive eligible to receive certain compensation and other benefits under the Plan, and whereas Executive enters into this Separation Agreement and Release ("Agreement") of << [his / her] >> own free will and deed; therefore, as of the date written below the Company and Executive agree as follows:

1. Separation Benefit. Executive will receive from the Company the payment and other benefits provided by the Plan and delivered in accordance with the Plan provided that this Agreement becomes effective and Executive has not rescinded the Agreement within the Reconsideration Period (defined below).

2. Non-Solicitation. From the <<Termination Date" / "Retirement Date>> and for a period continuing through the date that twenty four (24) months following the later of the <<Termination Date" / "Retirement Date>> or a Change in Control (as defined in the Plan) Executive will not solicit, or assist any Person (as defined in the Plan) in the solicitation of, any director, officer or employee of the Company for employment other than with the Company, or otherwise interfere with or disrupt any employment relationship (contractual or otherwise) of the Company.

3. Non-Competition. For a period of twelve (12) months following the later of the <<Termination Date" / "Retirement Date>> or a Change in Control (as defined in the Plan) Executive will not, without the written express consent of the Company, directly or indirectly, alone or as a partner, owner, officer, director, employee, or consultant of any other firm, business or entity, engage in any activity in competition with the Company. This prohibition will apply only to activities in which the Company is engaged at any time during the Executive's employment with the Company and only with respect to those geographic regions in which the Company is engaged in such business activities or reasonably anticipates engaging in such business activities. << Provide specific areas or examples as appropriate >>. Notwithstanding the foregoing, nothing herein shall prohibit Executive from owning stock of any corporation, if such stock is traded on a recognized national securities exchange.

4. Nondisparagement. For a period of twelve (12) months following the later of the <<Termination Date" / "Retirement Date>> or a Change in Control (as defined in the Plan) Executive will not, directly or indirectly, knowingly and materially disparage, criticize, or otherwise make derogatory statements regarding the Company or any aspect of management policies, operations, practices, or personnel of the Company. Notwithstanding the foregoing, nothing contained herein will be deemed to restrict the Participant from providing information to any governmental or regulatory agency (or in any way limit the content of such information) to

the extent the Participant is required to provide such information pursuant to applicable law or regulation; nor will the foregoing restrict the Participant from enforcing his or her rights under this Agreement or the Plan. The Company promises that its officers will not disparage Executive, and will do nothing intentionally calculated to harm the Executive's reputation.

5. Non Disclosure. Executive agrees to keep confidential all information and trade secrets to which Executive has had access during and in the course of Executive's employment by the Company, (whether written, prepared or made by him or others), including but not limited to the terms of this Agreement, the business practices, strategies, and opportunities of the Company, and any other non-public information relating to the Company's business. Notwithstanding the foregoing, Executive may reveal the existence of this Agreement, its terms and conditions, and the facts and circumstances leading up to this Agreement with Executive's spouse, attorneys, accountants, tax consultants, and to state and federal tax authorities or as may be required by law.

6. Waiver and Release. Except with respect to Executive's rights under this Agreement and the Plan, Executive on behalf of himself and his heirs, executors, administrators, representatives, successors and assigns, agrees to release and forever discharge ALLETE, Inc., and its affiliates, subsidiaries, predecessors, successors, related entities, insurers and the current and former officers, directors, shareholders, employees, attorneys, agents and trustees or administrators of any benefit plan of each of the foregoing (any and all of which are referred to as "Releasees") generally from any and all charges, complaints, claims, promises, agreements, causes of actions, damages, and debts of any nature whatsoever, known or unknown (collectively "Claims"), which Executive has, claims to have, ever had, or ever claimed to have had against Releasees up through the date of execution of this Agreement, including but not limited to any Claims under the common law or any statute. This waiver and release includes but is not limited to any rights, remedies, claims, and causes of action under the Minnesota Human Rights Act, Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, the Employee Retirement Income Securities Act of 1974, as amended, (but only as to claims arising thereunder prior to the date hereof) the Older Workers Benefit Protection Act, the Americans with Disabilities Act, the Family Medical Leave Act, state unemployment compensation benefits, and any other federal, state or local discrimination or civil rights statute or any federal, state or local ordinance of any kind, any tort theory, any contract theory and any equitable theory, and all claims for back pay, front pay, vacation pay, or sick pay, excepting only:

(a) rights of the Executive under this Separation Agreement and Release and the Plan;

(b) rights of the Executive relating to equity awards held by the Executive as of his or her Termination Date (as defined in the Plan);

(c) the right of the Executive to receive COBRA continuation coverage in accordance with applicable law;

(d) rights to indemnification the Executive may have (i) under applicable corporate law, (ii) under the by-laws or certificate of incorporation of any Releasee or (iii) as an insured under any director's and officer's liability insurance policy now or previously in force;

(e) claims (i) for benefits under any health, disability, retirement, deferred compensation, life insurance or other, similar Executive benefit plan or arrangement of the Company and (ii) for earned but unused vacation pay through the Termination Date in accordance with applicable Company policy; and

(f) claims for the reimbursement of unreimbursed business expenses incurred prior to the Termination Date pursuant to applicable Company policy.

Executive has been provided a period of twenty-one (21) days to consider this Agreement before executing it. Executive has had an opportunity to discuss this agreement with Executive's attorney or other adviser << [he / she] >> had determined to be appropriate. Executive may rescind this waiver and release of claims within fifteen (15) days of the date of this Agreement, (the "Reconsideration Period") in which event the Company shall have no obligation to pay the benefits described in paragraph 1 above or otherwise provided under the Plan.

7. Severability. Should any provision of this agreement be held invalid or illegal, such illegality shall not invalidate the whole of this agreement, but, rather, the agreement shall be construed as if it did not contain the illegal part, and the rights and obligations of the parties shall be construed and enforced accordingly.

8. Voluntary Agreement. This Agreement is entered into on a completely voluntary basis by both Executive and Minnesota Power, and represents the complete agreement between the parties, superseding any previous agreements.

The date of this Agreement shall be dated << [illegible] >>.

EXECUTIVE:

By: ______________________________

Name: ____________________________

ALLETE, Inc. << or applicable affiliate employer>>

By: ______________________________

Name: ____________________________

Exhibit 12

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

For the Year Ended December 31	2007	2006	2005	2004	2003
Millions Except Ratios					
Income from Continuing Operations Before Minority Interest and Income Taxes	$137.2	$128.2	$19.8	$57.0	$49.5
Less: Minority Interest *(a)*	–	–	–	2.1	2.6
Undistributed Income from Less than 50 percent Owned Equity Investment	3.3	2.3	–	–	2.9
	133.9	125.9	19.8	54.9	44.0
Fixed Charges					
Interest on Long-Term Debt	21.2	22.2	23.1	60.3	70.0
Capitalized Interest	2.0	0.6	0.3	0.7	1.2
Other Interest Charges *(b)*	3.5	5.3	3.5	8.7	4.3
Interest Component of All Rentals *(c)*	1.9	2.0	2.8	3.5	8.0
Total Fixed Charges	28.6	30.1	29.7	73.2	83.5
Earnings Before Income Taxes and Fixed Charges (Excluding Capitalized Interest)	$160.5	$155.4	$49.2	$127.4	$126.3
Ratio of Earnings to Fixed Charges	5.61	5.16	1.66	1.74	1.51

(a) Pre-tax income of subsidiaries that have not incurred fixed charges.
(b) Includes interest expense relating to the adoption of FIN 48 – "Accounting for Uncertainty in Income Taxes."
(c) Represents interest portion of rents estimated at 33 1/3 percent.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT
(As of December 31, 2007)
(Reported Under Item 601 of Regulation S-K)

Name	State or Country of Organization
ALLETE, Inc. *(d.b.a. ALLETE; Minnesota Power; Minnesota Power, Inc.; Minnesota Power & Light Company; MPEX; MPEX A Division of Minnesota Power)*	Minnesota
ALLETE Automotive Services, LLC	Minnesota
ALLETE Capital II	Delaware
ALLETE Capital III	Delaware
ALLETE Properties, LLC *(d.b.a. ALLETE Properties)*	Minnesota
ALLETE Commercial, LLC	Florida
Cape Coral Holdings, Inc.	Florida
Cape Properties, Inc.	Florida
Lehigh Acquisition Corporation	Delaware
Florida Landmark Communities, Inc.	Florida
Cliffside Properties, Inc.	California
Enterprise Lehigh, Inc.	Florida
Lehigh Corporation	Florida
Lehigh Land & Investment, Inc.	Florida
Mardem, LLC	Florida
Palm Coast Holdings, Inc.	Florida
Port Orange Holdings, LLC	Florida
Interlachen Lakes Estates, Inc.	Florida
SRC of Florida, Inc.	Florida
Sundowner Properties, Inc.	Pennsylvania
Palm Coast Forest, LLC	Florida
Palm Coast Land, LLC	Florida
Tomoka Holdings, LLC	Florida
Winter Haven Citi Centre, LLC	Florida
ALLETE Water Services, Inc.	Minnesota
Florida Water Services Corporation	Florida
Auto Replacement Property, LLC	Indiana
Energy Replacement Property, LLC	Minnesota
Georgia Water Services Corporation	Georgia
Energy Land, Incorporated	Wisconsin
Lakeview Financial Corporation I	Minnesota
Lakeview Financial Corporation II	Minnesota
Logistics Coal, LLC	Minnesota
Minnesota Power Enterprises, Inc.	Minnesota
BNI Coal, Ltd.	North Dakota
MP Affiliate Resources, Inc.	Minnesota
Rainy River Energy Corporation	Minnesota
Rainy River Energy Corporation - Wisconsin	Wisconsin
Synertec, Incorporated	Minnesota
Upper Minnesota Properties, Inc.	Minnesota
Upper Minnesota Properties - Development, Inc.	Minnesota
Upper Minnesota Properties - Irving, Inc.	Minnesota
Upper Minnesota Properties - Meadowlands, Inc.	Minnesota
Meadowlands Affordable Housing Limited Partnership	Minnesota
MP Investments, Inc.	Delaware
RendField Land Company, Inc.	Minnesota
Superior Water, Light and Power Company	Wisconsin

Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-02109, 333-41882, 333-57104, 333-147965) and Form S-8 (Nos. 333-16445, 333-16463, 333-82901, 333-91348, 333-105225, 333-124455) of ALLETE, Inc. of our report dated February 11, 2008, relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 15, 2008

Exhibit 23(b)

Consent of General Counsel

The statements of law and legal conclusions under "Item 1. Business" in ALLETE's Annual Report on Form 10-K for the year ended December 31, 2007, have been reviewed by me and are set forth therein in reliance upon my opinion as an expert.

I hereby consent to the incorporation by reference of such statements of law and legal conclusions in Registration Statement Nos. 333-02109, 333-41882, 333-57104 and 333-147965 on Form S-3, and Registration Statement Nos. 333-16445, 333-16463, 333-82901, 333-91348, 333-105225 and 333-124455 on Form S-8.

Deborah A. Amberg

Deborah A. Amberg
Duluth, Minnesota
February 15, 2008

Exhibit 31(a)

Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Donald J. Shippar, of ALLETE, Inc. (ALLETE), certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2007, of ALLETE;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2008

Donald J. Shippar
Chairman, President and Chief Executive Officer

Exhibit 31(b)

**Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Mark A. Schober, of ALLETE, Inc. (ALLETE), certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2007, of ALLETE;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2008

Mark A. Schober
Senior Vice President and Chief Financial Officer

Exhibit 32

**Section 1350 Certification of Periodic Report
By the Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, each of the undersigned officers of ALLETE, Inc. (ALLETE), does hereby certify that:

1. The Annual Report on Form 10-K of ALLETE for the fiscal year ended December 31, 2007, (Report) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ALLETE.

Date: February 15, 2008

Donald J. Shippar
President and Chief Executive Officer

Date: February 15, 2008

Mark A. Schober
Senior Vice President and Chief Financial Officer

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability pursuant to that section. Such certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that ALLETE specifically incorporates it by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to ALLETE and will be retained by ALLETE and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99

Exhibit 99

For Release: Feb. 15, 2008
Contact: Eric Olson
218-723-3947
eolson@allete.com
Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE

NEWS

ALLETE reports 2007 EPS of $3.08, 11% higher than in 2006

ALLETE (NYSE:ALE) today reported 2007 net income of $87.6 million on revenue of $841.7 million, compared to $76.4 million in net income and $767.1 million in revenue in 2006. Diluted earnings per share from continuing operations rose 11% to $3.08 from $2.77 in 2006.

"We are pleased with our financial performance in 2007, especially when considering the difficult market conditions faced by our real estate business," said Chairman, President, and CEO Donald J. Shippar.

Income from ALLETE's **Energy** business segments were $65.9 million for 2007 compared to $52.4 million in the preceding year. Weather-related kilowatt-hour sales increases, a full year's earnings contribution from the company's investment in the American Transmission Company, higher rates at Superior, Water, Light & Power and the addition of two new municipal full requirements customers all contributed to the improvement. These increases were partially offset by higher operation and maintenance expenses during the year, compared to 2006. The Energy business also benefited from a lower effective tax rate in 2007.

Income from ALLETE's **Real Estate** segment was $17.7 million on 2007 versus $22.8 million in 2006 due to decreased demand for property during the year.

ALLETE continues to expect 2008 earnings per share to be within a range of $2.70 to $2.90, with about 10 to 20 percent from the real estate segment. Shippar also noted that the company's board of directors recently announced a 5% dividend increase.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

###

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2007 and 2006
Millions Except Per Share Amounts

	Quarter Ended		Year to Date	
	2007	2006	2007	2006
Operating Revenue	$212.3	$197.2	$841.7	$767.1
Operating Expenses				
Fuel and Purchased Power	85.2	69.8	347.6	281.7
Operating and Maintenance	80.6	76.0	311.9	296.0
Depreciation	12.7	12.1	48.5	48.7
Total Operating Expenses	178.5	157.9	708.0	626.4
Operating Income from Continuing Operations	33.8	39.3	133.7	140.7
Other Income (Expense)				
Interest Expense	(5.9)	(7.3)	(24.6)	(27.4)
Equity Earnings in ATC	3.3	2.0	12.6	3.0
Other	3.6	4.1	15.5	11.9
Total Other Income (Expense)	1.0	(1.2)	3.5	(12.5)
Income from Continuing Operations Before Minority Interest and Income Taxes	34.8	38.1	137.2	128.2
Income Tax Expense	12.3	13.7	47.7	46.3
Minority Interest	0.3	1.4	1.9	4.6
Income from Continuing Operations	22.2	23.0	87.6	77.3
Loss from Discontinued Operations - Net of Tax	–	(0.4)	–	(0.9)
Net Income	$22.2	$22.6	$87.6	$76.4
Average Shares of Common Stock				
Basic	28.6	27.9	28.3	27.8
Diluted	28.7	28.0	28.4	27.9
Basic Earnings Per Share of Common Stock				
Continuing Operations	$0.78	$0.82	$3.09	$2.78
Discontinued Operations	–	(0.01)	–	(0.03)
	$0.78	$0.81	$3.09	$2.75
Diluted Earnings Per Share of Common Stock				
Continuing Operations	$0.77	$0.82	$3.08	$2.77
Discontinued Operations	–	(0.01)	–	(0.03)
	$0.77	$0.81	$3.08	$2.74
Dividends Per Share of Common Stock	$0.4100	$0.3625	$1.6400	$1.4500

Consolidated Balance Sheet
Millions

	Dec. 31, 2007	Dec. 31, 2006		Dec. 31, 2007	Dec. 31, 2006
Assets			**Liabilities and Shareholders' Equity**		
Cash and Short-Term Investments	$46.4	$149.3	Current Liabilities	$137.1	$143.5
Other Current Assets	168.1	138.4	Long-Term Debt	410.9	359.8
Property, Plant and Equipment	1,104.5	921.6	Other Liabilities	353.6	364.3
Investments	213.8	189.1	Shareholders' Equity	742.6	665.8
Other	111.4	135.0			
Total Assets	$1,644.2	$1,533.4	**Total Liabilities and Shareholders' Equity**	$1,644.2	$1,533.4

ALLETE, Inc.	Quarter Ended December 31, 2007	Quarter Ended December 31, 2006	Year to Date December 31, 2007	Year to Date December 31, 2006
Income (Loss)				
Millions				
Regulated Utility	$17.0	$13.3	$54.9	$46.8
Nonregulated Energy Operations	0.1	0.8	3.5	3.7
ATC	1.9	1.3	7.5	1.9
Real Estate	2.5	7.1	17.7	22.8
Other	0.7	0.5	4.0	2.1
Income from Continuing Operations	22.2	23.0	87.6	77.3
Loss from Discontinued Operations	–	(0.4)	–	(0.9)
Net Income	$22.2	$22.6	$87.6	$76.4
Diluted Earnings Per Share				
Continuing Operations	$0.77	$0.82	$3.08	$2.77
Discontinued Operations	–	(0.01)	–	(0.03)
	$0.77	$0.81	$3.08	$2.74
Statistical Data				
Corporate				
Common Stock				
High	$46.48	$47.84	$51.30	$49.30
Low	$38.17	$42.55	$38.17	$42.55
Close	$39.58	$46.54	$39.58	$46.54
Book Value	$24.11	$21.90	$24.11	$21.90
Kilowatthours Sold				
Millions				
Regulated Utility				
Retail and Municipals				
Residential	309.0	300.3	1,141.1	1,100.4
Commercial	339.5	329.3	1,373.1	1,335.2
Municipals	256.2	226.5	1,007.5	910.5
Industrial	1,838.3	1,776.5	7,053.5	7,205.6
Other	22.0	19.3	84.8	78.7
Total Retail and Municipal	2,756.0	2,651.9	10,660.0	10,630.4
Other Power Suppliers	548.5	548.0	2,157.3	2,152.9
Total Regulated Utility	3,313.5	3,199.9	12,817.3	12,783.3
Nonregulated Energy Operations	64.2	59.1	248.4	240.4
Total Kilowatthours Sold	3,377.7	3,259.0	13,065.7	13,023.7
Real Estate				
Town Center Development Project				
Non-residential Square Footage Sold	65,583	36,976	540,059	401,971
Residential Units	–	231	130	773
Palm Coast Park Development Project				
Non-residential Square Footage Sold	–	–	40,000	–
Residential Units	200	–	606	200
Other Land				
Acres Sold	33	24	483	732



IN MOTION

ALLETE BOARD OF DIRECTORS

(standing, left to right)

GEORGE L. MAYER, 63, President of Manhattan Realty Group, Larchmont, New York.

MADELEINE W. LUDLOW, 53, Principal in Ludlow Ward Capital Partners, Cincinnati, Ohio.

DONALD J. SHIPPAR, 58, Chairman, President and CEO of ALLETE, Duluth, Minnesota.

ROGER D. PEIRCE, 70, retired Vice Chairman and CEO of Super Steel Products Corp., a manufacturer of fabricated metal products, Mequon, Wisconsin.

JACK J. RAJALA, 68, Chairman and CEO of Rajala Companies, lumber manufacturing and trading firms, Grand Rapids, Minnesota.

HEIDI J. EDDINS, 51, Executive Vice President, Secretary and General Counsel of Florida East Coast Railway, LLC, a transportation company, St. Augustine, Florida.

JAMES J. HOOLIHAN, 55, President and CEO of the Blandin Foundation and Chairman of Industrial Lubricant Co., a provider of industrial supplies and services to logging, railroad and mining companies, Grand Rapids, Minnesota.

(seated, left to right)

DOUGLAS C. NEVE, 52, Former Chief Financial Officer of Minneapolis-based Ceridian Corp., a multinational human resources company, Eden Prairie, Minnesota.

BRUCE W. STENDER, 66, Vice Chair of Labovitz Enterprises, which owns and manages commercial real estate, Duluth, Minnesota.

KATHLEEN BREKKEN, 58, retired President and CEO of Midwest of Cannon Falls, a designer, wholesaler and distributor of giftware, Cannon Falls, Minnesota.

SIDNEY W. EMERY JR., 61, Chairman of MTS Systems Corp., a global supplier of mechanical testing systems and industrial position sensors, Minneapolis, Minnesota.



ALLETE

30 West Superior Street
Duluth, Minnesota 55802-2093
www.allete.com

END